Form 10-K, Exhibit 13
period 1993-12-31
GENERAL DYNAMICS CORP
filed 1994-03-29
CIK 40533

                                GENERAL DYNAMICS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                 Dollars in millions, except per share amounts


BUSINESS ENVIRONMENT

The Company's primary business has historically been supplying weapons systems to the U.S. Government. In 1990, U.S. defense budgets, which had been declining since 1985, began falling sharply in response to the end of the Cold War. Management realized early on that the budget declines were structural in that, for the foreseeable future, there would be fewer new weapons systems required which would result in excess capacity in the industry. Accordingly, Management believed there would be a necessary contraction and consolidation of the U.S. defense industry. To date, Management's analysis of these developments has proven to be true as evidenced by declines, in real terms, in the defense budget and by the number of industry combinations in recent years.
      As an early response to this changing business environment and the Company's then weakened financial position, Management initiated in 1991 a program to improve business performance, restore financial strength, substantially refocus corporate strategy and, through incentives, reorient the corporate culture towards shareholder value. This program required the Company's major businesses to be number one or number two in their markets and have "critical mass" -- the appropriate size to retain key capabilities and ensure economies of scale. Management sought to have its businesses meet these criteria either within the Company or as part of other companies through mergers, joint ventures, acquisitions, or sales of businesses if necessary. Management also decided to sell peripheral businesses whenever appropriately valued transactions could be negotiated.
      To accomplish this program, the Company strengthened certain of its defense-related businesses through their sale to other companies, the most recent being the pending sale of its Space Launch Systems business to Martin Marietta Corporation. In addition, the Company's continuing operations are demonstrating improved profitability, productivity and cash flows. These steps restored the Company's financial strength permitting the repayment of approximately $600 in debt, a recapitalization effected by the purchase of $960 of the Company's common stock through a tender offer, and the tax-advantaged distribution to shareholders of $1,531 pursuant to the Company's formal plan of contraction. Even after these actions, the Company had a cash and marketable securities balance of $585 at 31 December 1993.
      The Company's principal continuing operations -- Nuclear Submarines and Armored Vehicles -- have been identified as critical to the U.S. Defense Industrial Base by the Department of Defense (DoD). Programs are being implemented by the DoD to help preserve their key capabilities, although at significantly reduced procurement rates. Accordingly, in the absence of significant changes in world political and economic conditions, the Company is seeking to supplement volumes in both businesses. Additional volume could come from expanded involvement in overhaul, upgrade and modification work. Management is also seeking to broaden its domestic base of armored vehicle and related electronic systems integration programs, as well as to further expand the export of these goods and services.
      Going forward, Management is continuing to focus on shareholder value and is aggressively re-engineering the cost structures of all operations to enhance their competitive positions by creating highly efficient businesses capable of operating profitably at significantly lower volumes. In addition, the Company continues to explore ways to utilize its financial capacity to strengthen continuing operations through both internal and external investments. Accordingly, Management is considering the benefits of corporate business combinations and financial restructuring options to further enhance the value of the Company.

BUSINESS SEGMENT INFORMATION

As a result of the pending sale, the Company's Space Launch Systems business segment has been classified as a discontinued operation. In addition, certain businesses previously classified as discontinued operations for which satisfactory sales terms could not be reached have been reclassified to continuing operations and now comprise the Other business segment. In addition, the Single Channel Ground and Airborne Radio System (SINCGARS) program has been reclassified to continuing operations and included in the Armored Vehicles business segment due to Management's reassessment of the program's business opportunities. Data for 1992 and 1991 has been restated accordingly.
      The Company's business segments are defined as follows:

NUCLEAR SUBMARINES: Design, engineering, construction, overhaul and support of nuclear submarines.

ARMORED VEHICLES: Design, engineering, manufacturing, upgrade and support of armored vehicles; and design, engineering, manufacturing and support of SINCGARS.

OTHER: Coal mining; ship management; and ship financing.





                                                                 -- 12 --

                                GENERAL DYNAMICS

                                    NET SALES                   OPERATING EARNINGS          SALES TO U.S. GOVERNMENT
                              ----------------------          ----------------------         -----------------------
                              1993     1992     1991          1993     1992     1991         1993     1992     1991
- --------------------------------------------------------------------------------------------------------------------
Nuclear Submarines           $1,711   $1,730   $1,824        $124     $  94     $ 84        $1,684   $1,693   $1,802
Armored Vehicles              1,286    1,261    1,129         174       122       96         1,266    1,234    1,088
Other                           190      234      208          11        39       31            53       55       51
- --------------------------------------------------------------------------------------------------------------------
                             $3,187   $3,225   $3,161        $309     $ 255     $211        $3,003   $2,982   $2,941
====================================================================================================================

                                                                                             DEPRECIATION, DEPLETION
                                IDENTIFIABLE ASSETS            CAPITAL EXPENDITURES             AND AMORTIZATION
                              ----------------------          ----------------------         -----------------------
                              1993     1992     1991          1993     1992     1991          1993    1992     1991
- --------------------------------------------------------------------------------------------------------------------
Nuclear Submarines           $  387   $  404   $  524         $ 4       $ 5      $14           $24      $27     $ 30
Armored Vehicles                296      329      335           5         4        3            11       15       14
Other                           372      386      406           4         8        2             6        6        9
Corporate*                    1,580    2,411    2,912           1         4        7            15        9       85
- --------------------------------------------------------------------------------------------------------------------
                             $2,635   $3,530   $4,177         $14       $21      $26           $56      $57     $138
====================================================================================================================

* Identifiable assets include cash and equivalents and marketable securities totaling $585, $943 and $812 in 1993, 1992 and 1991, respectively.
    In addition, identifiable assets include net assets of discontinued operations of $303, $777 and $1,695 in 1993, 1992 and 1991, respectively.

RESULTS OF OPERATIONS

The following table sets forth the increase (decrease) in net sales and operating earnings for the years ended 31 December 1993 and 1992:

                                         1993                        1992
                                 INCREASE (DECREASE)           INCREASE (DECREASE)
                                      OVER 1992                     OVER 1991
                                 -------------------           -------------------
                                  NET      OPERATING            NET      OPERATING
                                 SALES      EARNINGS           SALES      EARNINGS
- -----------------------------------------------------------------------------------
Nuclear Submarines               $ (19)     $ 30                $ (94)       $10
Armored Vehicles                    25        52                  132         26
Other                              (44)      (28)                  26          8
- -----------------------------------------------------------------------------------
                                 $ (38)     $ 54                $  64        $44
===================================================================================

      NUCLEAR SUBMARINES Operating earnings increased $30 during 1993 due to increased earnings on all three construction programs. The Company increased the earnings rate on the SSN 688 program in both the second and fourth quarters of 1993, as well as on the Trident program in the first, second and fourth quarters due to continuing cost reductions. Previously, the Company began earnings recognition on the SSN 688 program during the third quarter of 1992 due to cost reduction efforts and the reinstatement of the second Seawolf. In addition, the Company began recognizing earnings on the Seawolf program in the fourth quarter of 1993 due to the progress on the lead ship, which is now over 50% complete, and the support for the Company's shipyard provided in the DoD "Bottom-Up Review."
      Although total construction activity did not decrease significantly during 1993, the level of activity on the individual programs did change. Construction activity on the SSN 688 and Trident programs decreased approximately $110 and $70, respectively, reflecting the wind down of these programs. Meanwhile, construction activity on the Seawolf program increased approximately $170 reflecting the buildup of the program. During 1993, the Company delivered two SSN 688s and one Trident, reducing backlog to two and four ships, respectively, all of which are currently under construction. Delivery of the final SSN 688 is scheduled for 1995, while the final Trident is scheduled for delivery in 1997. The Company is also constructing the first two Seawolfs, with the lead ship scheduled to be completed in 1996. Based on the Company's existing backlog and absent an increase in the DoD's current procurement rate, the Company will not be able to sustain its current level of construction revenues.
      During 1992, the U.S. Congress authorized, and the President approved, funding for construction of the second Seawolf, as well as $540 to help maintain the "submarine industrial base." In addition, the Company is encouraged by the DoD "Bottom-Up Review" which recommended construction of a third Seawolf and the new attack submarine (NSSN), as well as designated



                                   -- 13 --

                               GENERAL DYNAMICS

the Company's Electric Boat Division as the shipyard to preserve the submarine industrial base. However, unless the Company is awarded a third Seawolf construction contract and other related government business, the current backlog is insufficient to sustain operation of the Company's facilities until construction begins on the NSSN, which is not expected until the end of this decade.
      Net sales decreased $94 during 1992 due to decreased construction activity on the Trident and SSN 688 programs, partially offset by increased Seawolf construction activity. Operating earnings increased $10 during 1992 due primarily to the earnings recognized on the SSN 688 program.

      ARMORED VEHICLES Net sales and operating earnings increased $25 and $52, respectively, during 1993 due primarily to nonrecurring revenue of approximately $40 recognized during the first and fourth quarters of 1993 related to the close-out of the Egyptian Tank Plant (ETP) and other non-production contracts which were completed in 1993. Under the ETP contract, the Company provided certain services to the Government of Egypt in the construction and preparation of a facility to assemble tank kits manufactured by the Company.
      Higher production levels in 1993 on the Egyptian Coproduction and the "Fox" Nuclear, Biological and Chemical Reconnaissance vehicle programs were offset by lower M1 tank production. Under the Egyptian Coproduction program, the Company is manufacturing M1A1 tank kits to be assembled by the Government of Egypt in the facility previously discussed. 114 M1A1 kits were delivered to Egypt in 1993 compared to 77 in 1992, bringing to-date deliveries to 210 from a total order of 499. Deliveries of M1A1 kits to Egypt are expected to remain at similar levels through 1996. Deliveries of Fox vehicles were completed during the fourth quarter of 1993.
      During the second quarter of 1993, domestic M1A1 tank production was completed and M1A2 deliveries began to Saudi Arabia. The M1A2, the latest version of the M1 main battle tank, incorporates battlefield management systems aimed at providing improved fightability, as well as improved survivability of the tank's four crew members. Of the 315 M1A2 tanks currently under contract with Saudi Arabia, 167 were delivered in 1993 while the remaining 148 will be delivered in 1994. The original order from Saudi Arabia included an additional 150 tanks, however, production of these tanks has been deferred indefinitely. In May 1993, the U.S. Government signed a letter of offer and agreement with the Kuwait Government for the procurement of 218 M1A2 tanks. Delivery of these tanks is expected to take place during 1994 and 1995. The U.S. Congress authorized and appropriated Fiscal Year 1992 funds to begin an M1 to M1A2 conversion program. Activity on this program is expected to begin in 1994. Based on the Company's existing orders and absent an increase in the DoD's current procurement rate, the Company will not be able to sustain its current level of M1 revenues if additional foreign orders are not received.
      Due to the favorable impact on the armored vehicle business base of international M1A2 sales, the Company increased the M1 program earnings rate during the third quarter of 1992. This earnings rate increase contributed to the increase in operating earnings during 1993 and 1992.
      The Company is currently participating in its first competitive bid under the SINCGARS program. The Company was selected as the second-source producer in 1988. The Company recorded losses on the original award and related options, however, the current competition provides an opportunity for profitable business. In addition, if the Company were successful in the competition, SINCGARS net sales could become a significant part of the total net sales of the segment. A decision on the competitive bid is expected during the first half of 1994.
      Net sales and operating earnings increased $132 and $26, respectively, during 1992 due primarily to transitioning production from M1A1 to M1A2 tanks and increased production on the Fox vehicle.

      OTHER Net sales and operating earnings decreased $44 and $28, respectively, during 1993 due primarily to the expiration of long-term coal contracts at the end of 1992. As a result, an increasing percentage of coal was sold in the spot market, wherein prevailing prices are lower than those under the expired contracts. Current conditions in the spot market are not expected to change in 1994. Net sales and operating earnings increased $26 and $8, respectively, during 1992 due to the reopening of a suspended mine, the acquisition of a new mine and increased productivity.
      The Company provides ship management services for the U.S. Navy's Maritime Prepositioning Ships (MPS) and the Maritime Administration's Ready Reserve Force. The MPS are under five year contracts which are renewable through the year 2011. Due to DoD budget pressures, two other MPS operators have agreed to earnings rate reductions in their current contracts. The U.S. Navy is currently discussing with the Company similar rate reductions as part of the contract renewals due in 1995 and 1996. The Company is confident an equitable resolution will be reached.

      GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses increased during





                                   -- 14 --

                               GENERAL DYNAMICS

1993 due primarily to the provision for state and local income taxes. State and local income taxes, which are allocable to U.S. Government contracts, were significantly higher in 1993 as a result of the gain on the disposal of the Tactical Military Aircraft business. In addition, the disposal of businesses resulted in an increase in the allocation of Corporate Office costs to the remaining businesses. Accordingly, the Company announced a reorganization of its Corporate Office in March 1993 with the objective of reducing Corporate Office costs by the end of 1994 to the same percent of total operating costs and expenses as they were prior to adopting the plan of contraction (for further discussion, see Note D to the Consolidated Financial Statements).

      INTEREST, NET Interest income increased $6 in 1993 and $10 in 1992 due to the increase in investments. Cash and equivalents and marketable securities totaled $585 and $943 at 31 December 1993 and 1992, respectively. Interest expense decreased $3 in 1993 and $7 in 1992 due to the reduction in outstanding debt.

      OTHER INCOME (EXPENSE), NET Other income increased in 1993 due primarily to a $16 increase in the gain recognized from the sale of Federal Express Corporation stock owned by the Company (for further discussion, see Note I to the Consolidated Financial Statements), and the recognition of an additional $14 of the deferred gain on the sale of the Company's information technology operations due to the disposal of other operations (for further discussion, see Note N to the Consolidated Financial Statements).
      Other income increased in 1992 due primarily to the recognition of gains of $26 from the sale of various investments and the first full year recognition of the deferred gain from the sale of the Company's information technology operations.

      PROVISION (CREDIT) FOR INCOME TAXES During the third quarter, the President signed into law the Omnibus Budget Reconciliation Act of 1993 which, among other changes, increased the statutory Federal income tax rate from 34% to 35%, retroactive to 1 January 1993. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognized in its provision for income taxes in the third quarter an $11 benefit related to the adjustment of its net deferred tax asset as of 1 January 1993 and an $11 charge related to its pretax earnings for the first six months of 1993, including the gain on disposal of the Tactical Military Aircraft business.
      During the fourth quarter of 1992, the Company recognized $95, or $1.26 per share, of research and experimentation and investment tax credits as a result of the completion of a company-wide study relating to certain prior years expenditures. During 1991, the Company recognized a $140 gain, or $1.64 per share, from an adjustment to its deferred income tax liability. For further discussion of these items, as well as a discussion of the Company's net deferred tax asset, see Note E to the Consolidated Financial Statements.

      DISCONTINUED OPERATIONS The Company has sold or intends to sell certain businesses which are accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. Earnings (loss) from the operations of these businesses amounted to $(30), or $(0.47) per share, in 1993; $136, or $1.80 per share, in 1992; and $231, or $2.70 per share, in 1991.
The decrease in earnings during the three years ended 31 December 1993 is due primarily to the disposal of businesses (for a discussion of unusual items impacting the operating results of discontinued operations, see Note B to the Consolidated Financial Statements). The net loss in 1993 is due primarily to losses recognized by the Space Launch Systems business. No additional losses from operations are anticipated in 1994 prior to the disposal of the remaining discontinued operations.
      In March 1993, the Company completed the sale of its Tactical Military Aircraft business to Lockheed Corporation, recognizing a gain on disposal of $645, or $10.19 per share, net of income taxes of $331. During 1992, the Company completed the sales of The Cessna Aircraft Company to Textron, Inc., its Missile Systems business to Hughes Aircraft Company and its Electronics business to The Carlyle Group. The Company recognized in 1992 a gain on disposal of these businesses of $374, or $4.95 per share, net of income taxes of $22.
      In December 1993, the Company announced the sale of its Space Launch Systems business to Martin Marietta Corporation. The sale is expected to close by April 1994 and result in the recognition of a gain on disposal.

      EARNINGS PER SHARE On 4 March 1994, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. Accordingly, earnings per share data has been restated to give retroactive recognition to the stock split for all periods presented.
      During the third quarter of 1992, the Company purchased $960 of its common stock through a tender offer. Although this transaction had no earnings impact, earnings per share subsequent to the purchase increased due to the reduction in shares outstanding.





                                   -- 15 --

                               GENERAL DYNAMICS


FINANCIAL CONDITION

OPERATING ACTIVITIES In analyzing the cash provided by operating activities, Management believes it is important to note the portion derived directly from continuing operations and its relationship to operating earnings. The reconciliation of the two is quantified by the change in net operating assets, which Management defines as those net assets directly employed in operations. The change in net operating assets is segregated between working capital (e.g. receivables, inventory, payables, etc. . .) and property, plant and equipment. Accordingly, the analysis of operating cash flows includes capital expenditures. Federal income tax payments and other Corporate cash flows not directly related to operations, such as interest, are separately identified.
      An analysis as discussed of the net cash provided by continuing operations as reported on the Consolidated Statement of Cash Flows, after capital expenditures, is as follows:


YEAR ENDED 31 DECEMBER                1993             1992             1991
- ----------------------------------------------------------------------------
Operating earnings                    $309             $255             $211
Depreciation, depletion and
  amortization                          41               48               53
Capital expenditures                   (13)             (17)             (19)
Decrease in operating
 working capital                        33               54              143
Other, primarily non-cash
 items                                 (39)             (20)              35
- ----------------------------------------------------------------------------
Pre-tax operating cash
 flow                                  331              320              423
Allocated Federal income
 tax payments                          (78)            (108)            (162)
Corporate                               23              (29)             (29)
- ----------------------------------------------------------------------------
                                      $276             $183             $232
============================================================================

      The Company has generated strong pre-tax operating cash flows during the three years ended 31 December 1993. A substantial portion of cash flow came from aggressive actions to reduce operating working capital. These actions included more timely collection of receivables, the resolution of contractual billing issues, and reductions in inventory levels and manufacturing span times. In 1993, Other represents primarily the nonrecurring revenue recognized by the ArmoredVehicles business which had previously been billed and collected. The Company expects pre-tax operating cash flow to approximate operating earnings in 1994.
      For purposes of preparing the Consolidated Statement of Cash Flows, Federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each. Corporate cash flow in 1993 represents primarily interest received from investments in excess of interest paid on debt. Corporate cash flow was negative in 1992 due primarily to the payout of deferred compensation.
      The Company is cooperating with the U.S. Government and the Kingdom of Saudi Arabia in the restructuring of payments due over the next two years relating to certain arms purchases, including the Company's M1A2 tank. Because the arms purchases are Foreign Military Sales through the U.S. Government, the Company has no credit risk and expects no material negative cash flow impact to result from these discussions.
      As previously reported, the Company's A-12 aircraft contract was terminated for default by the U.S. Navy in January 1991. In February 1991, the U.S. Navy demanded repayment of the unliquidated progress payments made under the contract, but agreed to defer collection pending resolution of the termination dispute, which is in litigation. For further discussion of the A-12 termination and terms of the deferment agreement, see Note P to the Consolidated Financial Statements.
      For a discussion of environmental matters and other contingencies, see Note O to the Consolidated Financial Statements. The Company does not deem its liability, in the aggregate, with respect to these matters to be material to the Company's financial condition or results of operations.
      Net cash provided by discontinued operations declined during 1993 due primarily to the disposal of businesses. Included in the net cash provided by discontinued operations on the Consolidated Statement of Cash Flows are the investing and financing activities of the discontinued businesses, as well as an allocable portion of the Company's Federal income tax payments which for 1993 included the liability related to the gain on disposal of the Company's Tactical Military Aircraft business.

      INVESTING ACTIVITIES The Company received proceeds of $1,534 and $1,039 in 1993 and 1992, respectively, from the sale of discontinued operations (for a discussion of individual transactions, see Note B to the Consolidated Financial Statements). The Company expects to close the sale of its Space Launch Systems business to Martin Marietta Corporation by April 1994 and will receive approximately $209 in cash. Additional cash flows are expected to be generated in 1994 from the disposal of other discontinued operations.
      During 1993, the Company purchased $50 of investments and segregated them for the purpose of funding certain expected long-term liabilities, such as


                                   -- 16 --

                               GENERAL DYNAMICS


unfunded compensation plans. Also, as previously discussed, the Company received proceeds of $37 from the sale of its remaining investment in Federal Express Corporation stock during the third quarter of 1993. The Company had previously sold a portion of its investment in Federal Express Corporation stock in 1992 for $21.
      Management seeks investments that strategically enhance the Company and offer risk-adjusted after-tax cash returns that exceed the Company's long-term weighted average cost of capital. Since the late 1980s, the significant decline in defense spending resulted in the Company's existing capacity being well in excess of projected demand. This, coupled with a highly disciplined business analysis process, has resulted in dramatically reduced levels of capital spending. Accordingly, capital expenditures for continuing operations were only $14 in 1993. The Company expects capital expenditures for the continuing operations to total approximately $20 in 1994.
      As part of the sale of discontinued operations, certain related properties located primarily in southern California were retained by the Company. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. The Company has retained outside experts to support the development of plans which will maximize the market value of these properties. The Company does not expect to hold these properties long term.

      FINANCING ACTIVITIES As part of the strategy implemented in 1991, the Company's top priority for the use of cash was liquidity and financial strength. Accordingly, the Company redeemed two debt issues with a total face value of $350 in the first quarter of 1992, the entire series of 9 3/8% Notes which had a face value of $100 in May 1993, and the remaining $45 of 5 3/4% Debentures in July 1993.
      After meeting its operational and investment needs, the Company purchased in July 1992 $960 of its common stock in a "Dutch Auction" tender offer and made three special distributions to shareholders during 1993 totaling $1,531. The special distributions represent substantially all of the funds available for tax-advantaged distribution to shareholders from the sales of businesses under the Company's 1992 plan of contraction.
      On 4 March 1994, the Company's Board of Directors declared an increased regular quarterly dividend of $.35 per share, adjusted for the previously discussed stock split, reflecting the Board's confidence in the sustainability of the cash flows generated by the Company's continuing operations. The Company had previously increased the dividend to $.30 and $.20 per share in September 1993 and March 1992, respectively, also adjusted for the stock split.
      The Company's Board of Directors reconfirmed Management's authority to repurchase, at its discretion, up to 3 million shares of the Company's common stock.
      The Company expects to generate sufficient funds from operations to meet both its short and long-term liquidity needs. In addition, the Company has the capacity for long-term borrowings and currently has a committed, short-term $850 line of credit. The line of credit expires in May 1994 at which time the Company anticipates renewing the line or replacing it.

      ACCOUNTING CHANGE In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This new standard defines three classifications for investments and the accounting for each. The Company is required to adopt the new accounting and disclosure rules on a prospective basis no later than 1994. This standard is not expected to have a material impact on the Company's financial condition or results of operations.


                                   -- 17 --

                                GENERAL DYNAMICS

                       CONSOLIDATED STATEMENT OF EARNINGS

                          Restated (See Notes A and K)






YEAR ENDED 31 DECEMBER                                         1993             1992             1991
- -------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)

NET SALES                                                     $3,187           $3,225           $3,161
OPERATING COSTS AND EXPENSES                                   2,878            2,970            2,950
- -------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                               309              255              211
Interest, net                                                     36               27               10
Other income (expense), net                                       68               28              (29)
- -------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES          413              310              192
Provision (credit) for income taxes                              143                5              (82)
- -------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                              270              305              274
DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Earnings (loss) from operations                                  (30)             136              231
Gain on disposal                                                 645              374               --
- -------------------------------------------------------------------------------------------------------
                                                                 615              510              231
- -------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $  885           $  815           $  505
=======================================================================================================
NET EARNINGS PER SHARE
Continuing operations                                         $ 4.27           $ 4.03           $ 3.20
Discontinued operations:
  Earnings (loss) from operations                               (.47)            1.80             2.70
  Gain on disposal                                             10.19             4.95               --
- -------------------------------------------------------------------------------------------------------
                                                              $13.99           $10.78           $ 5.90
=======================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.





                                   -- 18 --

                                GENERAL DYNAMICS

                           CONSOLIDATED BALANCE SHEET

                          Restated (See Notes A and K)




31 DECEMBER                                                     1993             1992
- --------------------------------------------------------------------------------------
(Dollars in millions)
ASSETS
CURRENT ASSETS:
Cash and equivalents                                         $    94           $  511
Marketable securities                                            491              432
- --------------------------------------------------------------------------------------
                                                                 585              943
Accounts receivable                                               62               68
Contracts in process                                             442              432
Net assets of discontinued operations                            303              777
Other current assets                                             262              337
- --------------------------------------------------------------------------------------
Total Current Assets                                           1,654            2,557
- --------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Leases receivable - finance operations                           236              251
Real estate held for development                                 142              114
Property, plant and equipment, net                               302              339
Other assets                                                     301              269
- --------------------------------------------------------------------------------------
Total Noncurrent Assets                                          981              973
- --------------------------------------------------------------------------------------
                                                              $2,635           $3,530
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                             $   --           $  145
Accounts payable and accrued expenses                            566              491
Other current liabilities                                        209              342
- --------------------------------------------------------------------------------------
Total Current Liabilities                                        775              978
- --------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt                                                    38               38
Long-term debt - finance operations                              163              179
Other liabilities                                                482              461
- --------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                     683              678
- --------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 84,387,336)        92               84
Retained earnings                                              1,709            2,432
Treasury stock (shares held 1993, 21,823,824;
  1992, 22,545,130)                                             (624)            (642)
- --------------------------------------------------------------------------------------
Total Shareholders' Equity                                     1,177            1,874
- --------------------------------------------------------------------------------------
                                                              $2,635           $3,530
======================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.





                                   -- 19 --

                                GENERAL DYNAMICS

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             Restated (See Note A)






YEAR ENDED 31 DECEMBER                                          1993             1992             1991
- -------------------------------------------------------------------------------------------------------
(Dollars in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                 $   885          $   815            $ 505
Adjustments to reconcile net earnings to net
  cash provided by continuing operations -
Discontinued operations                                         (615)            (510)            (231)
Depreciation, depletion and amortization                          56               57              138
Decrease (Increase) in -
   Accounts receivable                                             6               42               (3)
   Contracts in process                                          (10)              76              180
   Leases receivable - finance operations                         14               12               13
   Other current assets                                           (8)             (24)               1
Increase (Decrease) in -
   Accounts payable and other current liabilities                (73)             (98)            (126)
   Current income taxes                                           60                6             (108)
   Deferred income taxes                                           5             (109)            (136)
Other, net                                                       (30)             (63)              25
- -------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                       290              204              258
Net cash provided (used) by discontinued operations             (438)             303              360
- -------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating Activities                (148)             507              618
- -------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of discontinued operations                  1,534            1,039               --
Proceeds from sale of investments and other assets                60               32               --
Proceeds from sale of information technology operations           --               --              184
Purchases of marketable securities, net                          (59)            (125)            (307)
Purchases of investments                                         (50)              --               --
Capital expenditures                                             (14)             (21)             (26)
- -------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Investing Activities               1,471              925             (149)
- -------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Special distributions to shareholders                         (1,531)              --               --
Repayment of debt                                               (146)            (454)              (8)
Dividends paid                                                   (56)             (55)             (42)
Repayment of debt - finance operations                           (15)             (14)             (12)
Purchase of common stock                                          --             (960)              --
Proceeds from option exercises                                     8               57               --
- -------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                         (1,740)          (1,426)             (62)
- -------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                 (417)               6              407
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                        511              505               98
- -------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                          $    94          $   511            $ 505
=======================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.





                                   -- 20 --

                                GENERAL DYNAMICS

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                             Restated (See Note K)



                                                          Common Stock                                          Treasury Stock
                                      ----------------------------------------------        Retained       -----------------------
                                      Shares                Par              Surplus        Earnings       Shares           Amount
- ----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per
  share amounts)

BALANCE, 31 DECEMBER 1990            110,884,200            $111             $ --          $2,164          27,541,094       $765
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                  505
Cash dividends declared
  ($.50 per share)                                                                            (42)
Shares issued under Incentive
  Compensation Plan                                                                            (7)           (484,058)       (14)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, 31 DECEMBER 1991            110,884,200             111               --           2,620          27,057,036        751
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                  815
Cash dividends declared
  ($.80 per share)                                                                            (57)
Shares purchased under tender
  offer (See Note K)                                                                                       26,496,864        960
Shares retired                       (26,496,864)            (27)                            (933)        (26,496,864)      (960)
Shares issued under Incentive
  Compensation Plan                                                                           (13)         (4,511,906)      (109)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, 31 DECEMBER 1992             84,387,336              84               --           2,432          22,545,130        642
- ----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                  885
Cash dividends declared
  ($1.00 per share)                                                                           (62)
Special distributions to
  shareholders (See Note C)                                                                (1,546)
Shares issued under Incentive
  Compensation Plan                                                             8                            (721,306)       (18)
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, 31 DECEMBER 1993             84,387,336            $ 84             $  8          $1,709          21,823,824       $624
==================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.





                                   -- 21 --

                                GENERAL DYNAMICS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Restated (See Notes A and K)
                 Dollars in millions, except per share amounts




A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of the Company and all majority-owned subsidiaries.

      SALES AND EARNINGS UNDER LONG-TERM CONTRACTS AND PROGRAMS Major defense programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates. These rates are applied to contract costs as incurred for the determination of sales and operating earnings. All costs specifically reimbursable under contract terms, including general and administrative expenses and research and development costs, are treated as contract costs. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.
      Any anticipated losses on contracts or programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

      GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses amounted to $292, $233 and $240 in 1993, 1992 and 1991, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

      RESEARCH AND DEVELOPMENT COSTS Company-sponsored research and development costs, including bid and proposal costs, amounted to $33, $32 and $32 in 1993, 1992 and 1991, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

      INTEREST, NET Interest income was $40, $34 and $24 in 1993, 1992 and 1991, respectively. Interest expense of $6, $22 and $44 has been allocated to discontinued businesses in 1993, 1992 and 1991, respectively, on the ratio of net assets of discontinued operations to consolidated net assets. Interest expense incurred by the Company's finance operations totaled $15, $16 and $17, in 1993, 1992 and 1991, respectively, and is classified as operating costs and expenses. Interest payments for the total Company were $28, $58 and $86 in 1993, 1992 and 1991, respectively.

      NET EARNINGS PER SHARE Net earnings per share are based upon the weighted average number of common shares and equivalents outstanding during each period. Common share equivalents are attributable primarily to outstanding stock options. The weighted average shares and equivalents were 63.3, 75.6 and 85.6 million in 1993, 1992 and 1991, respectively. As there is not a material difference between primary and fully diluted earnings per share, only fully diluted earnings per share are presented.

      CASH AND EQUIVALENTS The Company considers securities with a remaining maturity of three months or less when purchased to be cash equivalents. Cash and equivalents are stated at cost, which approximates market value.

      MARKETABLE SECURITIES Marketable securities consist primarily of tax-exempt municipal bonds, direct obligations of the U.S. Government and its agencies, and other short-term investment funds. Marketable securities are stated at cost, which approximates market value based on quoted market prices.

      ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivable), are included in contracts in process.
      Contracts in process are stated at cost incurred, plus estimated earnings, less progress payments. Incurred costs include production costs and related overhead, including general and administrative expenses. Incurred costs also include certain costs required to be recorded under generally accepted accounting principles which are not currently allocable to contracts such as a portion of workers' compensation and retiree medical costs.

      REAL ESTATE HELD FOR DEVELOPMENT As a result of the sale of businesses discussed in Note B, certain related properties were retained by the Company. These properties are carried at the lower of cost or net realizable value.

      PROPERTY, PLANT AND EQUIPMENT The Company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of coal properties is computed using the units-of-production method.

      OTHER INVESTMENTS At 31 December 1993, the Company held investments in preferred stock of $50 which are classified as noncurrent assets on the Consolidated Balance Sheet. These investments are carried at cost, which approximates market value based on quoted market prices.





                                   -- 22 --

      ENVIRONMENTAL LIABILITIES The Company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. Any recorded liabilities have not been discounted. In circumstances where the Company is jointly and severally liable, the Company has considered its relative involvement in evaluating its exposure. To the extent environmental costs are allocable to U.S. Government contracts, such reimbursement is considered in estimating the loss. Any liabilities related to businesses previously sold were accrued at the time of disposal.

      CHANGES IN ACCOUNTING PRINCIPLES Effective 1 January 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," as described in Notes R and E, respectively.
      In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the recognition of the fair value of certain investments in the financial statements. The Company is required to adopt the provisions of this standard on 1 January 1994. Adoption of this standard is not expected to have a material impact on the Company's results of operations or financial condition.

      CLASSIFICATION Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year.

      RESTATEMENTS The Consolidated Financial Statements, and the notes thereto, have been restated to reflect the Company's Space Launch Systems business segment as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30 (APB 30), as well as the reclassification of certain businesses previously reported as discontinued operations to continuing operations (see Note B for further discussion). In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. DISCONTINUED OPERATIONS

THE CESSNA AIRCRAFT COMPANY In February 1992, Textron, Inc. purchased The Cessna Aircraft Company (Cessna) from the Company for $600 in cash. The Company recognized a gain on disposal of $358, or $4.74 per share, net of income taxes of $14. The gain on disposal for Federal income tax purposes was significantly less than the reported gain due to the $464 purchase price write-off from the Company's acquisition of Cessna which was not recognized for tax purposes.

      PLAN OF CONTRACTION On 6 May 1992, the Board of Directors of the Company adopted a formal plan of contraction of the Company's business (for further discussion, see Note C). In connection with the plan, the Company determined it would focus on its area of principal competency: major weapons platform integration. The Company believes each business must be a market leader. The Company also believes that each business must have the potential to obtain "critical mass", which it defines as having sufficient production volume to retain key capabilities, ensure economies of scale and provide affordable products and services. The Company determined that four of its businesses met these criteria: Tactical Military Aircraft, Nuclear Submarines, Armored Vehicles and Space Launch Systems. The Company intended to concentrate its efforts on these businesses and therefore decided to sell all its other businesses: the Missile Systems, Commercial Aircraft Subcontracting, Coal Mining, Material Service, Electronics, Ship Management, and Ship Financing businesses.
      In August 1992, the Company closed the sale of its Missile Systems business to Hughes Aircraft Company (Hughes) in exchange for approximately 21.5 million shares of General Motors Corporation (GM) Class H common stock. The Company recognized a gain on disposal of the business of $7, or $.09 per share, net of income taxes of $3. In October 1992, the Company received $387 for the shares in a public offering by GM. Under the terms of the sales agreement, the Company was to receive from Hughes an additional $63 on 30 September 1993. In May 1993, the Company and Hughes reached an agreement that the $63 receivable was to be offset by amounts determined to be payable by the Company to Hughes. As a result, Hughes paid the Company a net amount of $9. As the Company had previously established liabilities for discontinued operations, this settlement did not have a material impact on the Company's results of operations.
      In November 1992, the Company closed the sale of its Electronics business, excluding the Single Channel Ground and Airborne Radio System (SINCGARS) program, to The Carlyle Group. The Company recognized a gain on disposal of $9, or $.12 per share, net of income taxes of $5.
      In December 1993, the Company announced the sale of the lime and brick operations of its Material Service business for $46 in cash. The Company expects to complete the sale in the first quarter of 1994.
      The businesses under the plan of contraction are accounted for as discontinued operations in accordance with APB 30 which, among other provisions, expects the plan of disposal to be carried out within one year. During the fourth quarter of 1993, the Company identified certain businesses included under the plan of contraction which no longer met this criteria. These businesses have not been sold primarily because satisfactory sales terms could not be reached. Accordingly, the Coal Mining, Ship Management and Ship Financing businesses have been reclassified to continuing operations. In addition, the SINCGARS program has been reclassified to continuing operations due to Management's reassessment of the program's business opportunities. In 1992, these businesses had net sales and operating earnings of $243 and $39, respectively, while at 31 December 1992, they had assets and liabilities totaling $399 and $422, respectively. The Company presently intends to operate these businesses, but, as the Company does with all of its businesses, will continue to evaluate alternatives to maximize the value of each business. As to the businesses remaining in discontinued operations, the Commercial





                                   -- 23 --

Aircraft Subcontracting business will be sold or it will complete its current contractual obligations and seek no new business, while the Company intends to sell individually the remaining product lines of the Material Service business.

      TACTICAL MILITARY AIRCRAFT AND SPACE LAUNCH SYSTEMS In seeking to obtain "critical mass" for the selected businesses discussed above, and only after studying the various available strategic alternatives, the Company determined that the sale of two of these businesses was the most viable alternative to assure their continued strength. In March 1993, the Company closed the sale of its Tactical Military Aircraft business to Lockheed Corporation for $1,525 in cash. The Company recognized a gain on disposal of $645, or $10.19 per share, net of income taxes of $331. Any contingencies associated with the terminated A-12 aircraft program (see discussion at Note P) have been retained by the Company.
      In December 1993, the Company announced it had reached a definitive agreement with Martin Marietta Corporation for the sale of the Company's Space Launch Systems business for approximately $209 in cash. The Company expects to close the sale by April 1994 and to recognize a gain on disposal.

      EARNINGS FROM OPERATIONS The operating results of those businesses classified as discontinued operations at 31 December 1993 are:

Year ended 31 December              1993               1992                1991
- --------------------------------------------------------------------------------
Net sales                         $1,474             $5,460              $6,387
================================================================================
Earnings (loss) before
  income taxes                    $  (44)            $  201              $  337
Provision (credit) for
  income taxes                       (14)                65                 106
- --------------------------------------------------------------------------------
Net earnings (loss)               $  (30)            $  136              $  231
================================================================================
Net earnings (loss)
  per share                       $ (.47)            $ 1.80              $ 2.70
================================================================================


      1993, 1992 and 1991 results reflect charges of $25 ($16 after tax, or $.25 per share), $33 ($22 after tax, or $.29 per share) and $71 ($47 after tax, or $.55 per share), respectively, related to Space Launch System's Commercial Atlas Expendable Launch Vehicle program. These charges were the direct result of launch failures in each of those periods.
      1992 results reflect a $47 ($31 after tax, or $.41 per share) charge related to the early payout of the Company's Executive Deferred Compensation plan. Due to the significant reduction in the size of the Company, it was determined it would be prudent to terminate the plan which represented a significant long-term liability. The charge, taken during the fourth quarter, represents an equitable settlement for early termination of the plan. As this action was the result of the decision to sell certain businesses, the charge is reported in earnings from discontinued operations.
      1991 results reflect a $109 reduction in Cessna's product liability accrual which increased the Company's net earnings from discontinued operations by $72, or $.84 per share. This reduction in the product liability accrual, which was based on a report prepared by an independent actuarial firm, was the result of favorable claim experience and favorable product liability legislation in a number of states.

      NET ASSETS OF DISCONTINUED OPERATIONS The assets and liabilities of those businesses classified as discontinued operations at 31 December 1993 are:

31 DECEMBER                            1993           1992
- -----------------------------------------------------------
Current assets                       $1,429          $2,217
Noncurrent assets                       185             449
- -----------------------------------------------------------
Total Assets                         $1,614          $2,666
===========================================================
Current liabilities                  $1,280          $1,828
Noncurrent liabilities                   31              61
- -----------------------------------------------------------
Total Liabilities                    $1,311          $1,889
===========================================================
Net Assets                           $  303          $  777
===========================================================

C. SPECIAL DISTRIBUTIONS TO SHAREHOLDERS

On 6 May 1992, the Board of Directors of the Company adopted a formal plan of contraction of the Company's business within the meaning of Internal Revenue Code Section 302(e) (1) (B). Under the plan, the Company anticipated the sale of certain qualifying businesses and the subsequent tax-advantaged distribution of the proceeds on or before 31 December 1993. Although not contemplated as part of the original plan, the proceeds from the sale of the Tactical Military Aircraft business qualified for tax-advantaged distribution. However, the proceeds from the sale of the Space Launch Systems business will not qualify as the sale will be completed subsequent to 31 December 1993. Under the plan, the Company made the following special distributions in 1993:



                          CHARGED TO RETAINED EARNINGS
DATE                  ---------------------------------
DECLARED              PAID         DEFERRED      TOTAL
- -------------------------------------------------------
March 18            $  612           $10        $  622
June 2                 551             8           559
September 15           368             5           373
- -------------------------------------------------------
                    $1,531           $23        $1,554
=======================================================

      The deferred portion of the distributions relates to restricted shares held for the benefit of employees. These amounts will become payable as the restrictions lapse. In addition, as the deferred amounts will represent deductible compensation for Federal income tax purposes when the restrictions on the related shares lapse, the Company recorded a tax benefit of $8 directly to retained earnings related to the distributions. The total of the three special distributions represents substantially all of the funds available for tax-advantaged distribution to shareholders.





                                   -- 24 --

D. CORPORATE OFFICE REORGANIZATION

In March 1993, the Company announced a reorganization of its Corporate Office as a result of the contraction of the Company. This reorganization includes changes in senior management and reductions in corporate staff. During the first quarter 1993, the Company recognized the estimated total cost of these actions of approximately $75 (before tax). As a substantial amount of these costs are directly related to the Company's formal plan of contraction, they were charged to previously established liabilities for discontinued operations. Consequently, these actions did not have a material impact on the Company's results of operations.

E. INCOME TAXES

During the third quarter of 1993, the President signed into law the Omnibus Budget Reconciliation Act of 1993 which, among other changes, increased the statutory Federal income tax rate from 34% to 35%, retroactive to 1 January 1993. In accordance with SFAS 109, the Company recognized in its provision for income taxes in the third quarter an $11 benefit related to the adjustment of its net deferred tax asset as of 1 January 1993 and an $11 charge related primarily to the adjustment of the provision for taxes on the gain on disposal of the Tactical Military Aircraft business.
      During the fourth quarter of 1992, the Company recognized $95 ($1.26 per share) of research and experimentation and investment tax credits as a result of the completion of a company-wide study relating to certain prior years expenditures. The Internal Revenue Service (IRS) issued final regulations in 1989 relating to the research and experimentation tax credit. Prior to this no definitive guidance existed. Claims in excess of the $75 in research and experimentation credits recognized in 1992 have been submitted to the IRS, however, further benefits will not be recognized until realization is assured. In addition, $20 of investment tax credits were recognized relating to asset purchases qualifying under transition rules from the Tax Reform Act of 1986 which repealed the credit.
      During 1991, the Company recognized a $140 gain ($1.64 per share) from an adjustment to its deferred income tax liability. The adjustment reflects the conclusion of the IRS field audit of the Company's Federal income tax returns for the years 1977 through 1986.
      The provision (credit) for Federal income taxes for continuing operations is summarized as follows:

YEAR ENDED 31 DECEMBER           1993           1992          1991
- --------------------------------------------------------------------
Current                          $138           $114          $ 54
Deferred                            5           (109)         (136)
- --------------------------------------------------------------------
                                 $143           $  5          $(82)
====================================================================

      The reconciliation from the statutory Federal income tax rate to the Company's effective income tax rate is as follows:


YEAR ENDED 31 DECEMBER              1993             1992           1991
- -------------------------------------------------------------------------
Statutory income tax rate          35.0%            34.0%          34.0%
Research and experimentation
  and investment tax
  credits                           --             (30.6)            --
Adjustment to deferred
  income tax liability              --               --           (72.9)
Tax-exempt interest
  income                           (1.0)             (.6)          (2.1)
Other                               0.6             (1.2)          (1.7)
- -------------------------------------------------------------------------
Effective income tax
  (benefit) rate                   34.6%             1.6%         (42.7)%
=========================================================================

      The Company adopted SFAS No. 109, "Accounting for Income Taxes," as of 1 January 1993. As the Company had been following the provisions of SFAS No. 96, "Accounting for Income Taxes," adoption of SFAS 109 did not have a material impact on the Company's financial condition or results of operations.
      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:


31 DECEMBER                       1993       1992
- --------------------------------------------------
Long-term contract
  costing methods               $143       $145
Accrued costs on disposed
  businesses                      84        100
A-12 termination                  71        106
Restructuring costs               40         29
Coal mining liabilities           28         32
Other                            109         53
- --------------------------------------------------
Deferred Assets                 $475       $465
==================================================
Lease income                    $ 86       $ 88
Other                             69         52
- --------------------------------------------------
Deferred Liabilities            $155       $140
==================================================
Net Deferred Asset              $320       $325
==================================================

      No valuation allowance was required for the Company's deferred tax assets as of 31 December 1993 and 1992. The current portion of the net deferred tax asset is $214 and $203 at 31 December 1993 and 1992, respectively, and is included in other current assets on the Consolidated Balance Sheet. Deferred taxes for the discontinued operations are included in the net assets of discontinued operations on the Consolidated Balance Sheet.
      The Company made Federal income tax payments of $316, $258 and $523 in 1993, 1992 and 1991, respectively.
      Certain issues related to the IRS audit of the Company's consolidated Federal income tax returns for the years 1977 through 1986 were not resolved at the administrative level. Accordingly, the Company expects to receive a Statutory Notice of Deficiency which it will contest in the U.S. Tax Court. In addition, the IRS is





                                   -- 25 --
reviewing the Company's consolidated Federal income tax returns for the years 1987 through 1989. The Company has recorded liabilities for tax contingencies. Accordingly, resolution of the Tax Court litigation and the 1987-1989 audit are not expected to have a material impact on the Company's financial condition or results of operations.
      The provision for state and local income taxes, which is allocable to U.S. Government contracts, is included in operating costs and expenses.

F. CONTRACTS IN PROCESS

Contracts in process consist of the following:

31 DECEMBER                                  1993             1992
- -------------------------------------------------------------------
Government contracts in process            $4,307            $4,144
Other                                         146               119
- -------------------------------------------------------------------
                                            4,453             4,263
Less advances and progress
  payments                                  4,011             3,831
- -------------------------------------------------------------------
                                           $  442            $  432
===================================================================

      At 31 December 1993 and 1992, costs of $110 and $88, respectively, are included in contracts in process, but are not currently allocable to contracts. Substantially all other amounts included in contracts in process represent an unbilled receivable. General and administrative costs included in contracts in process amounted to $28 and $25 at 31 December 1993 and 1992, respectively.
      Under the contractual arrangements by which progress payments are received, the U.S. Government asserts that it has a security interest in the contracts in process identified with the related contracts.

G. PROPERTY, PLANT AND
   EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

31 DECEMBER                               1993               1992
- -------------------------------------------------------------------
Land and improvements                    $   79             $   93
Coal reserves                                53                 52
Buildings and improvements                  156                150
Machinery and equipment                     870                918
- -------------------------------------------------------------------
                                          1,158              1,213
Less accumulated depreciation,
  depletion and amortization                856                874
- -------------------------------------------------------------------
                                         $  302             $  339
===================================================================

      Certain plant facilities are provided by the U.S. Government.

H. CURRENT LIABILITIES

Current liabilities consist of the following:

31 DECEMBER                               1993               1992
- -------------------------------------------------------------------
Accounts payable                         $157               $126
Accrued workers'
  compensation                            174                201
Accrued salaries
  and wages                                71                 81
Income taxes payable                       35                 --
Other                                     129                 83
- -------------------------------------------------------------------
Accounts payable and
  accrued expenses                       $566               $491
===================================================================
A-12 termination liability
  and legal fees                         $ 57               $112
SINCGARS loss provision                    48                 78
Other                                     104                152
- -------------------------------------------------------------------
Other current
  liabilities                            $209               $342
===================================================================

I. LONG-TERM DEBT

Long-term debt consists of the following:

31 DECEMBER                               1993               1992
- -------------------------------------------------------------------
9 3/8% Notes due 1995                     $ --               $100
5 3/4% Exchangeable Subordinated
  Debentures due 2011                       --                 45
9.95% Debentures due 2018                   39                 39
- -------------------------------------------------------------------
                                            39                184
Less:
Unamortized discount                         1                  1
Current portion                             --                145
- -------------------------------------------------------------------
                                          $ 38               $ 38
===================================================================

      The Company redeemed on 15 May 1993 the entire series of 9 3/8% Notes at face value. In addition, in July 1993, the Company redeemed the remaining
5 3/4% Exchangeable Subordinated Debentures.The 5 3/4% Debentures were exchangeable for shares of Federal Express Corporation common stock owned by the Company and having no book value. As a result of retiring these Debentures, the Federal Express Corporation stock held by the Company was available for sale.These shares were sold during the third quarter of 1993 and the fourth quarter of 1992 for $37 and $21, respectively, with the corresponding gain reported as other income.The shares of Federal Express Corporation stock held by the Company at 31 December 1992 had a fair market value of $35 based on quoted market prices.
      Annual sinking fund payments, sufficient to retire 5% of the $100 aggregate principal amount originally issued, will commence in 2011 for the 9.95% Debentures. Among the restrictions under the Indenture covering the unsecured Debentures are provisions limiting the Company's ability to secure additional debt through mortgages on existing properties and sale and leaseback transactions of principal properties as defined.The





                                   -- 26 --

Company's outstanding debt had a fair value of $45 and $188 at 31
December 1993 and 1992, respectively, based on quoted market prices.
      The Company may borrow up to $850 under a committed, short-term line of credit.Under the line of credit, the Company pays a fee on the commitment and would pay interest at varying rates based on market conditions.There were no borrowings under the line of credit during 1993 and 1992.

J. OTHER LIABILITIES

Other liabilities consist of the following:

31 DECEMBER                               1993                 1992
- -------------------------------------------------------------------
Accrued costs on disposed
  businesses                               $239                $295
Coal mining related
  liabilities                                74                  78
Other                                       169                  88
- -------------------------------------------------------------------
                                           $482                $461
===================================================================

      The Company has recorded liabilities for contingencies retained by the Company related to disposed businesses. These liabilities include retiree medical obligations prior to the adoption of SFAS 106, environmental, legal and the estimated cost of facility dispositions and other restructuring actions contemplated as a result of the Company's plan of contraction.
      The Company has certain liabilities which are specific to the coal mining industry. These liabilities include workers' compensation, reclamation, and mine suspension and closing costs. The Company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it operates. These laws require the Company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for these claims represents the present value, based on a 6% discount rate, of known claims and an actuarially-determined estimate of future claims that will be awarded to current and former employees. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the production lives of the mines. Liabilities related to closed or suspended mines were established in connection with the termination of a coal supply agreement.

K. SHAREHOLDERS' EQUITY

      STOCK SPLIT On 4 March 1994, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend to be distributed on 11 April 1994 to shareholders of record on 21 March 1994. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data, and market prices of the Company's common stock have been restated.

      AUTHORIZED STOCK The authorized capital stock of the Company consists of 200 million shares of $1 par value common stock and 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the Board of Directors.

      TENDER OFFER During the third quarter of 1992, the Company completed the purchase of $960 of its common stock, including transaction costs of approximately $3, in accordance with the terms of its "Dutch Auction" tender offer. All shares acquired through the tender offer were retired.

L. FINANCE OPERATIONS

The Company owns three liquefied natural gas (LNG) tankers which have been leased to nonrelated companies through the year 2004. The leases are financed through Title XI Bonds which are secured by the LNG tankers. Under Title XI financing, the debt is guaranteed by the U.S. Government with no recourse to the Company. Accordingly, in the event the lessee defaults on the lease payments, the Company is not obligated to repay the debt.
      The following is a summary of the comparative financial statements for the finance operations:


BALANCE SHEET DATA

31 DECEMBER                               1993                 1992
- -------------------------------------------------------------------
ASSETS
Leases receivable                        $251                 $265
Due from parent                            92                  100
- ------------------------------------------------------------------
                                         $343                 $365
==================================================================
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt                                     $175                 $190
Income taxes                               86                   88
Shareholder's equity                       82                   87
- -------------------------------------------------------------------
                                         $343                 $365
===================================================================

EARNINGS DATA

YEAR ENDED 31 DECEMBER          1993            1992           1991
- -------------------------------------------------------------------
Interest income                 $17             $18             $18
Interest expense and
  income taxes                   16              17              17
- -------------------------------------------------------------------
Net earnings                    $ 1             $ 1             $ 1
===================================================================





                                   -- 27 --

      The Company is scheduled to receive a $31 minimum lease payment annually through the year 2003. The components of the Company's net investment in the leases receivable are as follows:

31 DECEMBER                               1993                1992
- -------------------------------------------------------------------
Aggregate future minimum
  lease payments                          $319                $350
Unguaranteed residual value                 38                  38
Less unearned interest income              106                 123
- -------------------------------------------------------------------
                                          $251                $265
===================================================================


      The finance operations debt had an estimated fair value of $181 and $195 at 31 December 1993 and 1992, respectively, based on a risk-adjusted discount rate. Semiannual sinking fund payments, sufficient to retire 100% of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The interest rate on the debt varies from 8.0% to 9.0%, with a weighted average rate of 8.1%. The schedule of principal payments for the next five years is $12 in 1994, $13 in 1995, $14 in 1996, $15 in 1997 and $16 in 1998.

M. LEASES

Rental expense, substantially all of which is minimum rentals, was $24, $29 and $37 in 1993, 1992 and 1991, respectively. Rental commitments under existing operating leases at 31 December 1993 are $22 in 1994, $14 in 1995, $11 in 1996, $3 in 1997, $3 in 1998 and $6 thereafter.

N. OUTSOURCING OF INFORMATION TECHNOLOGY OPERATIONS

In November 1991, the Company signed an agreement with Computer Sciences Corporation (CSC) for the sale of the information technology operations of the Company's Data Systems Division. Under a related agreement, CSC has the exclusive right to provide information technology services to the Company's defense units for ten years. The agreement provides for minimum aggregate payments to CSC during the first three years of the service agreement and payments equal to 90% of the Company's estimated annual usage thereafter. At 31 December 1993, the Company has substantially fulfilled the minimum aggregate payments related to the first three years. As the Company had a significant continuing involvement in the use of the assets sold, the $51 gain (before tax) on the sale was being deferred and amortized on a straight-line basis over three years into other income. Due to the novation of the Company's agreement with CSC allowing the buyers of the Company's sold businesses to assume the remaining obligation applicable to businesses sold, the Company's continuing involvement has diminished. Accordingly, after completing an analysis during the second quarter of 1993, the Company recorded $14 of the previously deferred gain which was attributable to businesses sold. The remaining balance is being recognized on a straight-line basis through the end of 1994, which is consistent with the original amortization period.

O. CONTINGENCIES

As previously reported, the Company is a defendant in U.S. vs. Davis et al, a civil action in the Federal District Court for the Southern District of New York in which the U.S. Government alleges claims under the Civil False Claims Act. A judgment in favor of the Company was entered on 2 October 1992. On 4 January 1993, the U.S. Government appealed the District Court's judgment in favor of the Company. This appeal is now pending.
      On 7 January 1991, the U.S. Navy terminated for default a contract with the Company and McDonnell Douglas Corporation (McDonnell Douglas) for the full-scale development of the U.S. Navy's A-12 aircraft. The U.S. Navy has demanded repayment of unliquidated progress payments. The Company and McDonnell Douglas have a claim pending against the U.S. Government in the Court of Federal Claims (See Note P).
      The Company is a defendant in a shareholders' derivative action filed in the California Superior Court for San Diego County on 17 January 1991. The suit was dismissed by the court on 10 May 1993, because the plaintiffs failed to make a demand on the Board of Directors of the Company prior to bringing action. The period to amend the complaint has expired.
      On 8 March 1993, a class action lawsuit, Berchin et al vs. General Dynamics Corporation and William A. Anders, was filed in the Federal District Court for the Southern District of New York. The suit alleges violations of various provisions of federal securities laws, fraud, negligent misrepresentation, and breach of fiduciary duty by the defendants with regard to disclosures made, or omitted, in the Company's tender offer completed in July 1992 and the subsequent divestiture of core businesses. The Company believes there is no liability in connection with this matter and intends to vigorously defend itself.
      The Company is also involved in other suits, proceedings and investigations. The Company is involved in or has been designated a Potentially Responsible Party in respect to a number of Superfund and waste disposal sites with potential liability for cleanup costs under the Federal Comprehensive Environmental Response, Compensation and Liability Act. The Company has made a detailed review of these waste disposal sites, giving consideration to the Company's relative involvement in the sites compared to other companies. Most of the sites in question were used in the conduct of the Company's U.S. Government contracting business. To the extent cleanup costs are allocable to U.S. Government contracts, such reimbursement has been considered in estimating the Company's loss. While the extent of remediation and of the Company's liability in these matters is difficult to estimate, in the aggregate these proceedings and matters are not deemed material to the financial condition or results of operations of the Company.
      In the ordinary course of business, the Company has entered into letter of credit agreements and other arrangements with financial institutions aggregating approximately $120 at 31 December 1993. The Company also has a remaining firm purchase commitment for rocket engines of $255 at 31 December 1993. The Company was





                                   -- 28 --
contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $160 and $170 at 31 December 1993 and 1992, respectively. Approximately $45 of the $160 the Company was contingently liable for at 31 December 1993, as well as the aforementioned firm purchase commitment, will be assumed by the buyer of the Company's Space Launch Systems business.
      In connection with the sale of defense businesses, the Company remains contingently liable for performance by the purchaser of these businesses under contracts entered into with the U.S. Government. The Company believes the probability of any liability arising from this matter is remote. In addition, the sales agreements contain certain representations and warranties under which the purchasers have certain specified periods of time to assert claims against the Company. Some claims have been asserted which are material in amount, but the Company does not believe that its liability as a result of these claims will exceed the liabilities recorded at the time of the sales.

P. A-12 TERMINATION

As stated above, on 7 January 1991, the U.S. Navy terminated the Company's A-12 aircraft contract for default. The Company's A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the U.S. Navy's new carrier-based Advanced Tactical Aircraft. Both the Company and McDonnell Douglas were parties to the contract with the U.S. Navy and each had full responsibility to the U.S. Navy for performance under the contract. Also, the Company and McDonnell Douglas are parties to a teaming agreement in which profits and losses under the contract are shared equally. The Company and McDonnell Douglas remain jointly and severally liable to the U.S. Navy under the A-12 contract for any potential liabilities arising out of the termination.
      As a result of the termination, the Company fully reserved the contracts in process balance associated with the A-12 program and recognized the Company's estimated termination liabilities, primarily to its vendors. The Company has neither recognized any claim revenue from the U.S. Navy, nor any potential return of unliquidated progress payments to the U.S. Navy, in its financial statements. The Company recorded charges in 1990 totaling $724 (before tax), which are included in earnings from discontinued operations, related to the A-12 program due to its termination and earlier identified cost overruns.
      In February 1991, the U.S. Navy demanded payment of unliquidated progress payments in the approximate amount of $1,400 from the team, but agreed to defer collection pending resolution of the termination dispute. Terms of the deferment agreement include a requirement for the team to maintain sufficient assets or available credit to pay the unliquidated progress payments plus any accrued interest. As a result of the review, the team is also required to notify the U.S. Navy prior to any special distributions to shareholders or repurchase of a material amount of its stock.
      The Company and McDonnell Douglas filed a complaint on 7 June 1991 in the U.S. Court of Federal Claims to contest the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. Government. The Company and McDonnell Douglas also filed, in the second quarter of 1991, an equitable adjustment claim against the U.S. Navy for approximately $1,100 and a claim in the nature of a termination settlement proposal in the approximate amount of $1,300. These claim amounts are not exclusive of each other. Additional claims are expected to be filed at a later date. In the aggregate, through these claims, the Company and McDonnell Douglas seek to recover payment for all work done and costs incurred in the A-12 program and its termination.
      A trial on Count XVII of the complaint, which relates to the propriety of the termination for default, was concluded in October 1993. In December 1993, the Court issued preliminary findings of fact which appear favorable to the Company and McDonnell Douglas. The Court will not issue a decision before 21 July 1994, during which time other counts in the complaint will be prepared for decision. Except for default or a violation of one of the terms on financial responsibility, the U.S. Navy has agreed not to seek to terminate the deferment agreement prior to a ruling by the U.S. Court of Federal Claims. The Company believes that ultimately it will be found not to have been in default of the contract.
      In the unlikely event that the Company and McDonnell Douglas are ultimately found to be in default of the A-12 contract, additional losses of approximately $650 (before tax) may be recognized by the Company. This estimated additional loss is based upon certain assumptions which are periodically reviewed by the Company and McDonnell Douglas. This estimate does not include interest that may ultimately be payable to the U.S. Government as provided by the deferment agreement.

Q. INCENTIVE COMPENSATION PLAN

Under the 1988 Incentive Compensation Plan, as amended, the Company may grant awards in combination of cash, common stock, stock options and restricted stock. In order to encourage Management to continue focusing on shareholder value, the Company introduced a new long-term incentive program in October 1993. The program includes Performance Restricted Stock and Performance Stock Options granted at the then current market value of $47 per share. The restricted stock has a two year performance period with 50% of the grant dependent on performance as measured at the end of 1994 and the remaining 50% dependent on performance as measured at the end of 1995. For every dollar change in the stock price during the performance period, an additional dollar's worth of restricted stock will be granted (stock price increase) or forfeited (stock price decrease) for each share originally granted. Restrictions on the shares lapse two years after the performance period. The stock options become exercisable when a specific time period has lapsed and a stock price "hurdle" has been achieved. Fifty percent of the options may be





                                   -- 29 --
exercised after 31 December 1994 if the first price hurdle of $52.50 per share is achieved, and the remaining 50% may be exercised after 31 December 1995 if the second price hurdle of $60 per share is achieved. The hurdles are deemed achieved whenever the average stock price is at or above the price hurdle for 30 consecutive trading days anytime during the five year term of the options. In addition, the options become exercisable during the last 30 days of their term even if the hurdles are not achieved.
      There were 327,140 shares of restricted
stock awarded in 1993, and 1,127,680 shares outstanding at year end. Information with respect to stock options is as follows:

                                       1993                1992
- -------------------------------------------------------------------
NUMBER OF SHARES UNDER
 STOCK OPTIONS:
 Outstanding at beginning
  of year                           2,937,704             7,575,152
    Granted                         1,394,190               233,190
    Exercised                        (493,308)           (4,399,730)
    Canceled                         (228,158)             (470,908)
- -------------------------------------------------------------------
 Outstanding at end of year         3,610,428             2,937,704
===================================================================
PRICE OF STOCK OPTIONS:
  Granted                        $46.66-50.07          $28.32-39.75
  Exercised                      $ 7.21-39.16          $11.91-39.16
  Canceled                       $ 7.58-38.19          $12.16-39.16
  Outstanding                    $ 7.21-47.00          $12.16-39.75
===================================================================

      There were 205,518 and 324,438 stock options exercisable at 31 December 1993 and 1992, respectively. An additional 2,006,000 stock options became exercisable in February 1994. At 31 December 1993, 1,915,348 shares have been reserved for options which may be granted in the future in addition to the shares reserved for issuance on the exercise of options outstanding.
      The price of stock options was adjusted in 1993 for the impact of the Company's special distribution to shareholders.
      During 1993 and 1992, Federal income tax benefits of $7 and $54, respectively, were credited to shareholders'equity primarily as a result of the exercise of non-qualified stock options which generated deductions for the Company equal to the difference between the market price at the date of exercise and the option price.

R. RETIREMENT PLANS

PENSION The Company has five trusteed noncontributory defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function only of years of service.
      It is the Company's policy to fund the plans to the maximum extent deductible under existing Federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.
      Net periodic pension cost for the total Company included the following:

YEAR ENDED 31 DECEMBER                 1993              1992            1991
- ------------------------------------------------------------------------------
Service cost-benefits earned
  during period                       $ 70              $124            $153
Interest cost on projected
  benefit obligation                   164               263             269
Actual return on plan
  assets                              (350)             (246)           (923)
Net amortization and
  deferral                             129               (92)            604
- ------------------------------------------------------------------------------
                                      $ 13              $ 49            $103
==============================================================================

      The following table sets forth the plans' funded status:

31 DECEMBER                                1993               1992
- -------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Vested benefit
    obligation                           $(1,891)           $(2,374)
- -------------------------------------------------------------------
  Accumulated benefit
    obligation                           $(1,933)           $(2,424)
- -------------------------------------------------------------------
  Projected benefit obligation           $(2,138)           $(2,699)
Plans' assets at fair value                2,674              3,910
- -------------------------------------------------------------------
Plans' assets in excess of projected
  benefit obligation                         536              1,211
Unrecognized net gain                       (284)              (823)
Unrecognized prior service cost              362                282
Unrecognized net asset at
  1 January 1986                             (65)              (139)
- -------------------------------------------------------------------
Prepaid pension cost                     $   549            $   531
===================================================================

      Assumptions used in accounting for the plans are as follows:

                                       1993      1992       1991
- -----------------------------------------------------------------
Discount rate                             7%        8%         8%
Varying rates of increase in
  compensation levels
  based on age                       4.5-10%   4.5-10%    4.5-10%
Expected long-term rate of
  return on assets                        8%        8%         8%
=================================================================

      Under SFAS No. 87, "Employers' Accounting for Pensions," the Company is required to assume a discount rate at which the obligation could be currently settled. Due to the current decline in long-term interest rates, the Company reduced its discount rate assumption from 8% to 7% at 31 December 1993 which increased the projected benefit obligation at 31 December 1993 approximately $265. In addition, plan amendments were adopted during 1993 (see discussion under other postretirement benefits) which increased the projected benefit obligation at 31 December 1993 approximately $160 and net periodic pension cost for 1993 approximately $15. The sale of the Company's Tactical Military Aircraft business was the primary reason for the overall decrease in the projected benefit obligation, plan assets and net periodic pension cost in 1993.




                                   -- 30 --

      Increases in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.
      During 1992, the pension obligation associated with certain employees covered under the commercial plan was annuitized, resulting in the realization of a settlement gain of approximately $82 (before tax). This gain has been deferred to offset any costs associated with the final disposition of the commercial plan, either through reversion or other actions. This deferred gain has been classified against the prepaid pension cost related to the commercial plan resulting in a net asset of $115 and $106 at 31 December 1993 and 1992, respectively, which is included in other noncurrent assets on the Consolidated Balance Sheet. Also during 1992, the Company recognized a $40 (before tax) pension settlement and curtailment gain as part of the gain on disposal of Cessna.
      The Company's contractual arrangements with the U.S. Government provide for the recovery of contributions to the Company's government plans. Historically, the amount contributed to these plans, charged to contracts and included in net sales has exceeded the net periodic pension cost included in operating costs and expenses as determined under SFAS 87. Therefore, the Company has deferred recognition of earnings resulting from the difference between contributions and net periodic pension cost to provide better matching of revenues and expenses. Similarly, pension settlements and curtailments which resulted from the sale of businesses whose employees were covered under the government plans have also been deferred. As the U.S. Government will receive an equitable interest in the excess assets of a government pension plan in the event of plan termination, the aforementioned deferrals have been classified against the prepaid pension cost related to the government plans resulting in the recognition of no net asset on the Consolidated Balance Sheet.
      At 31 December 1993, approximately 54% of the plans' assets are invested in securities of the U.S. Government or its agencies, 34% in common stocks and equivalents, and 12% in diversified corporate fixed income securities.
      In addition to the defined benefit plans, the Company provides eligible employees the opportunity to participate in savings plans that permit contributions on both a pre-tax and after-tax basis. Generally, salaried employees and certain hourly employees with at least one year of continuous service are eligible to participate. Under the plans, the employee may contribute to various investment alternatives, including investment in the Company's common stock. In certain of the plans, the Company matches a portion of the employees' contributions with contributions to a fund which invests in the Company's common stock. The Company's contributions amounted to $43, $84 and $99 in 1993, 1992 and 1991, respectively. Approximately 6 million shares of the Company's common stock were held by the plans at both 31 December 1993 and 1992.

      OTHER POSTRETIREMENT BENEFITS Historically, the Company has provided certain health care and life insurance benefits for retired employees. The coverage provided and the extent to which retirees share in the cost of the benefits vary. During the first quarter of 1993, the Company announced a number of changes to the retiree medical programs for its non-union retirees and employees. Commencing 1 July 1993, the Company discontinued its post-65, self-insured retiree medical program. Concurrently, a pension improvement of $94 per month was provided to retirees and their spouses age 65 and older. Additionally, the Company's pre-65 retiree medical program continued to be available only for retirees age 55 and older, and those employees who had attained the age of 50 and with a certain number of years of service as of 1 July 1993. Later in 1993, this program was also negotiated with certain union groups.
      Effective 1 January 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the recognition of postretirement benefits over the period in which active employees become eligible for such benefits. Previously, the Company recognized these costs on the cash basis which amounted to $40 and $33 in 1992 and 1991, respectively. The Company elected to implement this new standard by recognizing the transition obligation prospectively over the average estimated remaining service life of active employees. The transition obligation excludes the estimated retiree medical liability retained by the Company for businesses sold prior to the adoption of SFAS 106 which was recognized at disposition in accordance with the provisions of APB 30.
      The net periodic postretirement benefit cost for the total Company included the following:

YEAR ENDED 31 DECEMBER 1993
- --------------------------------------------------------------
Service cost - benefits earned during period               $13
Interest cost on projected benefit obligation               41
Actual return on plan assets                                (6)
Amortization of unrecognized
 transition obligation                                      41
- --------------------------------------------------------------
                                                           $89
==============================================================

      The following table sets forth the plans' funded status:

31 DECEMBER 1993
- --------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                              $ 307
   Other fully eligible participants                       139
   Other active participants                               285
- --------------------------------------------------------------
                                                           731
Less plans' assets at fair value                            98
- --------------------------------------------------------------
Obligation in excess of plans' assets                      633
Unrecognized transition obligation                        (518)
Unrecognized net loss                                      (88)
- --------------------------------------------------------------
Accrued postretirement benefit obligation                $  27
==============================================================






                                   -- 31 --

      Since the adoption of SFAS 106 in the first quarter of 1993, the Company has reclassified certain businesses previously reported as discontinued operations to continuing operations. The accumulated postretirement benefit obligation associated with these businesses at 31 December 1993 is $130 and their net periodic cost is $20. Substantially all of the obligation and cost is related to the Company's coal mining business.
      Assumptions used in accounting for the plans were a discount rate of 7%, an expected long-term rate of return on plan assets of 8%, and health care cost trend rates of 9% and 11.5% to 15% for post-65 and pre-65 claim groups, respectively, in 1993, gradually declining to 4.5% and 5.0% for post-65 and pre-65 claim groups, respectively, in the year 2004 and thereafter over the projected payout period of the benefits.
      The effect of a one percent increase each year in the health care cost trend rate used would result in an increase of $85 in the accumulated postretirement benefit obligation at 31 December 1993, and an increase of $8 in the aggregate of the service and interest cost components of the 1993 net periodic cost.
        The Company established and began funding a Voluntary Employees' Beneficiary Association (VEBA) trust in 1992 for certain plans in the amount of their related annual net periodic postretirement benefit cost under SFAS 106. At 31 December 1993, the trust's assets were invested primarily in securities of the U.S. Government and short-term investment funds. The remaining plans are primarily funded as claims are received.
      The Company's contractual arrangements with the U.S. Government provide for the recovery of contributions to a VEBA and costs based on claims paid. The net periodic postretirement benefit cost calculated pursuant to SFAS 106 is expected to exceed the Company's currently recoverable cost. To the extent the Company has firm contracts in backlog sufficient to recover the excess SFAS 106 cost, the Company is deferring the charge in contracts in process until such time that the cost is allocable to contracts. As a result, the adoption of SFAS 106 did not have a material impact on the Company's 1993 results of operations.
      In addition to the provided benefits discussed above, the Company has certain employees covered by multiemployer plans, including the fund established by the Coal Industry Retiree Health Benefit Act of 1992 (the Act). The Company estimates its obligation under the Act to former employees to be approximately $35 at 31 December 1993. The Act also provides for the allocation of beneficiaries who cannot be assigned to an employer. The Company's obligation related to such beneficiaries cannot be determined at this time. The Company accounts for its contributions related to these plans on the cash basis.

S. SUMMARY OF BUSINESS SEGMENT INFORMATION

Business Segment Information is included in Management's Discussion and Analysis of the Results of Operations and Financial Condition.


T. QUARTERLY DATA (UNAUDITED)

                                                                                                    COMMON STOCK (e)
                                                                                      --------------------------------------------
                                                                                       MARKET PRICE
                                                                                         RANGE (f)
                           NET        OPERATING          NET         EARNINGS         -----------------                  SPECIAL
                         SALES(d)     EARNINGS(d)      EARNINGS     PER SHARE(e)      HIGH          LOW    DIVIDENDS  DISTRIBUTIONS
- -----------------------------------------------------------------------------------------------------------------------------------
1993 4th Quarter         $779          $90              $ 64          $  1.01        $49 9/16     $44 3/8     $.30         $ --
     3rd Quarter          776           64                73             1.15         50 3/8       43 5/8      .30            6
     2nd Quarter          774           65                61              .97         49 7/8       40 3/16     .20            9
     1st Quarter (a)      858           90               687            10.90         60           47 11/16    .20           10
- -----------------------------------------------------------------------------------------------------------------------------------
1992 4th Quarter (b)     $911          $77              $174          $  2.80        $53 15/16    $42 9/16    $.20         $ --
     3rd Quarter          753           63               120             1.89         42 3/4       35 9/16     .20           --
     2nd Quarter          800           59                86              .98         35 15/16     30 3/4      .20           --
     1st Quarter (c)      761           56               435             5.01         32 5/8       26 11/16    .20           --
===================================================================================================================================

(a) Includes gain from the sale of the Tactical Military Aircraft business which increased net earnings and net earnings per share by $645 and $10.23, respectively. See Note B.
(b) Includes a gain from the recognition of research and experimentation and investment tax credits which increased net earnings and net earnings per share by $95 and $1.53, respectively. See Note E.
(c) Includes gain from the sale of Cessna which increased net earnings and net earnings per share by $358 and $4.12, respectively. See Note B.
(d) Data has been restated to treat the Company's Space Launch Systems business as a discontinued operation, and the reclassification of certain businesses discussed in Note B from discontinued operations to continuing operations.
(e) Data has been restated to give retroactive recognition to the Company's announced two-for-one stock split. See Note K.
(f) 1993 market prices reflect the impact of the Company's special distributions to shareholders.

                                   -- 32 --

                     STATEMENT OF FINANCIAL RESPONSIBILITY

To the Shareholders of General Dynamics Corporation:

      The management of General Dynamics Corporation is responsible for the consolidated financial statements and all related financial information contained in this report. The financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.
      The Company maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization and that accountability for assets is maintained. An environment that establishes an appropriate level of control consciousness is maintained and monitored and includes internal audits and audits by the independent public accountants.
      The Audit Committee of the Board of Directors, which is composed of five outside directors, meets periodically and, when appropriate, separately with the independent auditors, management and the internal auditors to review the activities of each.
      The financial statements have been audited by Arthur Andersen & Co., independent public accountants, whose report follows.


                                        /s/ J. STEVEN KEATE
                                        ------------------------
                                        J. Steven Keate
                                        Vice President and Controller

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

      We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of 31 December 1993 and 1992, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended 31 December 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of 31 December 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 1993, in conformity with generally accepted accounting principles.
      As discussed in Note P to the financial statements, the U.S. Navy on 7 January 1991, terminated for default the A-12 contract between the U.S. Navy and General Dynamics Corporation and its partner, McDonnell Douglas Corporation. The companies deny they were in default on the contract and are pursuing reimbursement for all work done on the program. The U.S. Navy has demanded payment of $1.4 billion of unliquidated progress payments under the contract; however, the U.S. Navy has deferred collection enforcement pending resolution of this dispute. As a result of the uncertainties arising from the termination, General Dynamics Corporation has reserved for all A-12 related assets and has provided for known liabilities stemming from the termination. The ultimate outcome of the above dispute cannot presently be determined. Accordingly, no provision for any additional liability that may result upon resolution of this dispute has been made in the accompanying financial statements.
      As discussed in Note R to the financial statements, effective 1 January 1993, the Company changed its method of accounting for postretirement benefits other than pensions.

                                        ARTHUR ANDERSEN & CO.
Washington, D.C.,
25 January 1994 (except with respect to the stock split discussed in Note K, as to which the date is 4 March 1994)





                                   -- 33 --

                                GENERAL DYNAMICS

                            SELECTED FINANCIAL DATA

                                  (Unaudited)





                                                     1993             1992             1991             1990             1989
- -------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share
and per employee amounts)
SUMMARY OF OPERATIONS (a)
Net sales                                          $ 3,187          $ 3,225          $ 3,161          $ 3,051          $ 2,975
Operating costs and expenses                         2,878            2,970            2,950            2,982            2,828
Interest, net                                           36               27               10              (11)             (15)
Provision (credit) for
  income taxes                                         143                5              (82)              (2)              35
Earnings (loss) from
  continuing operations                                270              305(d)           274(e)            (1)              67
Earnings (loss) per share from
  continuing operations (b)                           4.27             4.03(d)          3.20(e)          (.01)             .80
Cash dividends on
  common stock (b)                                    1.00              .80              .50              .50              .50
Sales per employee                                 138,100          121,500          102,800           80,800           78,500
- -------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT 31 DECEMBER (a)
Property, plant and
  equipment, net                                   $   302          $   339          $   380          $   654          $   696
Total assets                                         2,635            3,530            4,177            3,883            4,566
Long-term debt (including
  current portion)                                      38              183              613              611              610
Long-term debt - finance operations
  (including current portion)                          175              190              204              216              226
Shareholders' equity                                 1,177            1,874            1,980            1,510            2,126
  Per share (b)                                      18.81            30.30            23.62            18.12            25.57
- -------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH FLOW
Cash and marketable
  securities (a)                                   $   585          $   943          $   812          $    98          $     6
Free cash flow (c)                                   1,382            1,557              776              339             (308)
Dividends, distributions and
   tender offer                                      1,587            1,015               42               41               42
- -------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
Funded backlog (a)                                  $5,487          $ 6,780          $ 8,214          $ 7,995          $ 8,274
Total backlog (a)                                    7,015            8,488            9,846            9,491            9,803
Shares outstanding at 31 December
  (in millions) (b)                                   62.6             61.8             83.8             83.3             83.2
Fully diluted weighted average shares
  outstanding (in millions) (b)                       63.3             75.6             85.6             83.4             84.0
Common shareholders of record at
  31 December                                       24,496           26,158           33,078           34,178           33,877
Active employees at 31 December
  Total Company                                     30,500           56,800           80,600           98,100          102,200
  Excluding discontinued
    operations                                      23,100           26,500           30,700           37,800           37,900
===============================================================================================================================

(a) Data has been restated to treat the Company's Space Launch Systems business as a discontinued operation, and the reclassification of certain businesses discussed in Note B from discontinued operations to continuing operations.
(b) Data has been restated to give retroactive recognition to the Company's announced two-for-one stock split. See Note K.
(c) The Company defines "free cash flow" as cash flow from operating and investing activities, excluding investment in marketable securities.
(d) Includes a $95 gain ($1.26 per share) from the recognition of research and experimentation and investment tax credits. See Note E.
(e) Includes a $140 gain ($1.64 per share) from an adjustment to the Company's deferred income tax liability. See Note E.




                                   -- 34 --