Form 10-K, Exhibit 13
period 1994-12-31
GENERAL DYNAMICS CORP
filed 1995-03-09
CIK 40533

                                                                      EXHIBIT 13


General Dynamics Corporation



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION


(Dollars in millions, except per share amounts)

BUSINESS SEGMENT INFORMATION

A description of the company's business segments follows:

       NUCLEAR SUBMARINES. The company's Electric Boat Division designs and builds nuclear submarines for the U.S. Navy. The company has contracts for construction of Los Angeles class attack submarines (688), Ohio class ballistic missile submarines (Trident) and Seawolf class attack submarines (Seawolf). The Electric Boat Division also performs overhaul and repair work on submarines as well as a broad range of engineering work, including the design of the New Attack Submarine (NSSN).

       ARMORED VEHICLES. The company's Land Systems Division designs and manufactures the M1 Series Abrams Main Battle Tank for the U.S. Army and the U.S. Marine Corps. The company is currently under contract with the U.S. Army to upgrade M1 tanks to the M1A2 configuration, the latest version of the M1. In addition to domestic sales, the company is under contract with the U.S. Army to manufacture M1A2 tanks for Saudi Arabia and Kuwait, and M1A1 kits to be assembled in Egypt as part of a coproduction program. The company also provides training, maintenance and other logistical support on international sales. The company is the second-source producer of the Single Channel Ground and Airborne Radio System (SINCGARS) for the U.S. Army.

       OTHER. The company has coal mining operations located primarily in central Illinois, provides ship management services for the U.S. government on prepositioning and ready reserve ships, and leases liquefied natural gas tankers.


                                       Net Sales                    Operating Earnings             Sales to U.S. Government
- - -----------------------------------------------------------------------------------------------------------------------------
                               1994      1993       1992         1994      1993       1992        1994       1993       1992
- - -----------------------------------------------------------------------------------------------------------------------------
Nuclear Submarines.........   $ 1,678   $ 1,711    $ 1,730      $ 173     $  124     $  94       $ 1,666   $ 1,684    $ 1,693
Armored Vehicles...........     1,184     1,286      1,261        140        174       122         1,159     1,266      1,234
Other......................       196       190        234          8         11        39            55        53         55
                              -----------------------------------------------------------------------------------------------
                              $ 3,058   $ 3,187    $ 3,225      $ 321     $  309     $ 255       $ 2,880   $ 3,003    $ 2,982
=============================================================================================================================

                                                                                                    Depreciation, Depletion
                                  Identifiable Assets              Capital Expenditures                and Amortization
- - -----------------------------------------------------------------------------------------------------------------------------
                               1994      1993       1992         1994      1993       1992        1994       1993       1992
- - -----------------------------------------------------------------------------------------------------------------------------
Nuclear Submarines.........   $   365   $   387    $   404      $   6      $  4       $ 5         $ 20       $ 24      $  27
Armored Vehicles...........       239       296        329          5         5         4           10         11         15
Other......................       360       372        386          6         4         8            8          6          6
Corporate*.................     1,709     1,580      2,411          6         1         4            1         15          9
                              -----------------------------------------------------------------------------------------------
                              $ 2,673   $ 2,635    $ 3,530      $  23      $ 14       $21         $ 39       $ 56      $  57
=============================================================================================================================

* Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development, net assets of discontinued operations and prepaid pension cost.

                                                    General Dynamics Corporation



BUSINESS ENVIRONMENT

The company's primary business has historically been supplying weapons systems to the U.S. government. In 1990, U.S. defense budgets, which had been declining since 1985, began falling sharply in response to the end of the Cold War. Management anticipated that the budget declines were structural in that, for the foreseeable future, there would be fewer new weapons systems required which would result in excess capacity in the industry. Accordingly, management believed there would be a necessary contraction and consolidation of the U.S. defense industry. To date, management's analysis of these developments has proved to be true as evidenced by declines, in real terms, in the defense budget and by the number of industry combinations in recent years. The company has been involved in a number of these transactions, including the sales of its Tactical Military Aircraft, Missile Systems and Space Launch Systems businesses (see Note B to the Consolidated Financial Statements for further discussion).

       In response to budgetary pressures, the Department of Defense (DoD) completed in 1993 the "Bottom-Up Review" (BUR), a comprehensive study to reassess, in the post-Cold War environment, potential threats to national security and to determine the military capabilities needed to address those threats. The company was encouraged by the results of the BUR which recommended construction of a third Seawolf and the NSSN, as well as designated the company's Electric Boat Division as the shipyard to build those submarines. Congress approved funding for long-lead activity on the third Seawolf in 1992 and for the NSSN development program in 1994. The president's FY96 budget, as submitted to Congress, includes the remaining funding for the third Seawolf, but based on the current political environment, opposition is expected from some members of Congress. The contract for the third Seawolf would provide the level of construction activity necessary to maintain operation of all of Electric Boat's facilities until construction begins on the NSSN, which the DoD currently plans for 1998.

       The U.S. Army has a stated acquisition objective to upgrade 1,079 of its M1 Abrams tanks to the M1A2 configuration by the year 2003. The first 210 units of this program have been funded. The president's FY96 budget submission includes the upgrade of approximately 100 additional units, which the company expects Congress to support and fund. Because the anticipated procurement rate of the upgrade program is significantly less than previous domestic tank production programs, the company is seeking to supplement volumes by further expanding international sales.

       The company is working closely with its customers to meet demands for capability and affordability at significantly reduced procurement rates. Accordingly, management is continuing to focus on aggressively reengineering the cost structures of all operations to create highly efficient businesses capable of operating profitably at significantly lower volumes. With DoD initiatives to reduce its own infrastructure, additional opportunities may be available for greater involvement in overhaul, maintenance, upgrade and modification work. In addition, the company continues to explore ways to utilize its financial capacity to strengthen its operations through both internal and external investments. Accordingly, management is considering, among other things, the benefits of corporate business combinations.

BACKLOG

The following table shows the approximate backlog of the company as calculated at December 31, 1994 and 1993, and the portion of the December 31, 1994, backlog not reasonably expected to be filled in 1995:


                                          December 31
- - ----------------------------------------------------------------------
                                                            Not Filled
                                      1994        1993        in 1995
- - ----------------------------------------------------------------------
Nuclear Submarines................   $ 2,463     $  3,611      $1,292
Armored Vehicles..................     1,378        1,006         337
Other.............................       721          870         650
- - ----------------------------------------------------------------------
    Funded Backlog................   $ 4,562     $  5,487      $2,279
======================================================================
    Total Backlog.................   $ 6,006     $  7,015      $3,612
======================================================================

       Funded backlog represents the total estimated remaining sales value of authorized work that has been appropriated by Congress, and authorized and funded by the procuring agency. Funded backlog also includes amounts for long-term coal contracts. To the extent backlog has not been funded, there is no assurance that congressional appropriations or agency allotments will be forthcoming.

RESULTS OF OPERATIONS

The following table sets forth the increase (decrease) in net sales and operating earnings for the years ended December 31, 1994 and 1993:


                                  1994                    1993
                           Increase (Decrease)     Increase (Decrease)
                                Over 1993               Over 1992
- - ----------------------------------------------------------------------
                             Net    Operating         Net    Operating
                            Sales   Earnings         Sales   Earnings
- - ----------------------------------------------------------------------
Nuclear Submarines......   $  (33)    $ 49           $(19)     $ 30
Armored Vehicles........     (102)     (34)            25        52
Other...................        6       (3)           (44)      (28)
- - ----------------------------------------------------------------------
                           $ (129)    $ 12           $(38)     $ 54
======================================================================

       NUCLEAR SUBMARINES. Operating earnings increased $49 during 1994 due to increased earnings on all three construction programs. Cost reengineering efforts allowed the company to increase the earnings rates on the 688 and Trident programs and

General Dynamics Corporation



begin earnings recognition on the Seawolf program in the fourth quarter of 1993. The company further increased the earnings rates on the 688 and Trident programs in the first and third quarters of 1994 due to continuing cost reduction efforts. Prior to 1994, increases in Seawolf construction activity along with the aforementioned earnings rates increases had largely offset the declines in 688 and Trident construction activity resulting from the reduced number of submarines under construction. During 1994, Seawolf construction activity leveled off while 688 and Trident construction activity continued to decline as these mature programs near completion resulting in a decrease in net sales for 1994.

       All of the submarines in the company's backlog are currently under construction. In 1994, the company delivered one 688 and one Trident, reducing backlog to one and three ships, respectively. Delivery of the final 688 is scheduled for September of 1995, while the delivery of one Trident per year is scheduled through 1997. The company is also constructing the first two Seawolfs, with the lead ship scheduled to be completed in 1996 and the second ship in 1998. Construction revenues will continue to decline as the company delivers out these ships.

       Included in contracts in process at Electric Boat are certain costs required to be recorded under generally accepted accounting principles which are not allocable to contracts until incurred. These costs have been deferred because their recovery under contracts is considered probable based upon existing backlog. If the level of backlog in the future does not support the continued deferral of these costs, their recognition, along with other cost implications of a reduced business base, could impact the profitability of the remaining contracts in backlog.

       Net sales decreased $19 during 1993 due primarily to decreased construction activity on the Trident and 688 programs. Operating earnings increased $30 during 1993 due primarily to earnings rate increases during 1993 on all three construction programs.

       ARMORED VEHICLES. Net sales decreased $102 during 1994 due primarily to the completion of the Fox Nuclear, Biological and Chemical Reconnaissance vehicle program in the fourth quarter of 1993, lower production levels on the M1 program and scheduled reductions in work content on the Egyptian coproduction program. Operating earnings decreased $34 in 1994 due primarily to the absence of approximately $40 of nonrecurring revenue from the close-out of certain non-production contracts in 1993, partially offset by an increase in the M1 program earnings rate during the third quarter of 1994 as a result of continuing cost reengineering efforts.

       Production of 315 M1A2 tanks for Saudi Arabia was completed during the third quarter of 1994, while production of 218 M1A2 tanks for Kuwait began in 1994 with final delivery expected in the first quarter of 1996. Work also began in 1994 on the contract to upgrade 210 of the U.S. Army's tanks to the M1A2 configuration with delivery of the final unit expected in the third quarter of 1996. These contracts collectively are referred to as the M1 program and have been combined for revenue recognition purposes as has been the practice with similar M1 production contracts in the past. The M1 program (as defined above) accounted for approximately one half of Armored Vehicles' revenues in 1994. The current M1 program earnings rate, which yields a substantially higher margin than other armored vehicle business, has benefited from the company's cost reengineering efforts and conservative revenue recognition practices during the early stages of the program. Due to the method of pricing business under government contracts, the cost reengineering benefits the company is currently realizing will be passed on to the customer in future contracts and will result in new business that will yield a lower margin than the current contracts which run through mid-1996.

       In addition to the 25 complete M1A1 tanks previously delivered, the company is under contract to manufacture 499 M1A1 kits for Egypt. Revenues are expected to remain at levels similar to 1994 through the end of 1996 as production completes in early 1997.

       Production levels continued to increase on the SINCGARS program during 1994. In addition, the company began recognizing earnings on the program during the third quarter of 1994 due to improving performance and the favorable impact of the approximate 40 percent share of the FY94 dual-source competitive procurement. In February 1995, the company was awarded an approximate 45 percent share of the FY95 procurement.

       Net sales and operating earnings increased $25 and $52, respectively, during 1993 due primarily to the nonrecurring revenue previously discussed. In addition, due to the favorable impact on the armored vehicle business base of international M1A2 sales, the company increased the M1 program earnings rate during the third quarter of 1992 which also contributed to the increase in operating earnings during 1993.

       OTHER. Net sales and operating earnings decreased $44 and $28, respectively, during 1993 due primarily to the company's coal operations. In 1993, an increasing percentage of coal was sold in the spot market, wherein prevailing prices are lower than those under the long-term contracts which expired at the end of 1992.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased during 1994 due primarily to a lower provision for state and local income taxes. State and local income taxes, which are allocable to U.S. government contracts, were significantly higher in 1993 as a result of the tax on the gain on disposal of the Tactical Military Aircraft business.

       INTEREST, NET. The company's interest income varies from period to period based primarily on the average balance of cash and equivalents and marketable securities. The average balance has fluctuated significantly during the last three years as a result of transactions such as the sales of businesses, a tender offer and special distributions. Interest expense has decreased during the three year period ended December 31, 1994, due to the reduction in outstanding debt.

                                                    General Dynamics Corporation



       OTHER INCOME, NET. In 1993, the company recognized a $37 gain from the sale of Federal Express Corporation stock and recognized an additional $14 in excess of scheduled amortization of the deferred gain on the sale of the company's information technology operations due to the disposal of other operations. In 1992, the company recognized a gain of $21 also on the sale of Federal Express Corporation stock. For further discussion of other income items, see Note N to the Consolidated Financial Statements.

       The company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115) as of January 1, 1994. The company determined all of its investments currently held in debt and equity securities are trading securities as defined by SFAS 115 and as such are reported at fair value. Unrealized holding gains and losses (the adjustment to fair value) recognized in other income in 1994 were not significant. Accordingly, the adoption of SFAS 115 did not have a significant impact on the company's financial condition or results of operations.

       PROVISION FOR INCOME TAXES. During the third quarter of 1993, the president signed into law the Omnibus Budget Reconciliation Act of 1993 which, among other changes, increased the statutory federal income tax rate from 34 percent to 35 percent, retroactive to January 1, 1993. This rate change did not have a significant impact on the company's financial condition or results of operations.

       During the fourth quarter of 1992, the company recognized $95, or $1.26 per share, of research and experimentation and investment tax credits as a result of the completion of a company-wide study relating to certain prior years' expenditures. For further discussion of these items, as well as a discussion of the company's net deferred tax asset, see Note E to the Consoli-dated Financial Statements.

       DISCONTINUED OPERATIONS. The company has sold or intends to sell certain businesses which are accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. There were no earnings (loss) from the operations of these businesses in 1994. Earnings improved in 1994 due primarily to the absence of the loss recognized by the company's Space Launch Systems business in 1993. No additional losses from operations are anticipated prior to the disposal of the remaining discontinued operations. Earnings decreased in 1993 due primarily to the absence of earnings from businesses which were subsequently sold. For a discussion of unusual items impacting the operating results of discontinued operations and the financial impact from the disposal of discontinued operations, see Note B to the Consolidated Financial Statements.

       EARNINGS PER SHARE. On March 4, 1994, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend. Accordingly, earnings per share data has been restated to give retroactive recognition to the stock split in prior periods.

       During the third quarter of 1992, the company purchased $960 of its common stock through a tender offer. Although this transaction had no earnings impact, earnings per share subsequent to the purchase increased due to the reduction in shares outstanding.

FINANCIAL CONDITION

The company's liquidity and financial condition continued to improve during 1994 as the balance of cash and equivalents and marketable securities increased from $585 at December 31, 1993, to $1,059 at December 31, 1994. A discussion of the company's financial condition in terms of its operating, investing and financing activities as defined in the Consolidated Statement of Cash Flows follows.

       OPERATING ACTIVITIES. The net cash provided by continuing operations as reported on the Consolidated Statement of Cash Flows is summarized by type as follows:

                                         Year Ended December 31
- - -------------------------------------------------------------------
                                      1994        1993         1992
- - -------------------------------------------------------------------
Operations.......................    $  343      $  344       $ 337
Allocated federal income
    tax payments.................       (89)        (78)       (108)
Purchase of marketable
    securities, net..............      (136)       (109)       (125)
Other............................       (10)         24         (25)
- - -------------------------------------------------------------------
                                     $  108      $  181       $  79
===================================================================


       Operations represent the pre-tax cash flows generated by the company's three business segments. The company has generated strong cash flows from operations during the three years ended December 31, 1994. In prior years, a substantial portion of cash flow came from aggressive actions to reduce operating working capital. These actions included more timely collection of receivables, the resolution of contractual billing issues and reductions in inventory levels. In 1994, cash flows from operations approximated operating earnings and the company expects the same to be true in 1995.

       For purposes of preparing the Consolidated Statement of Cash Flows, federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each.

       As previously discussed, the company adopted SFAS 115 in 1994. In accordance with SFAS 115, the net change in marketable securities is included in operating activities on the Consolidated Statement of Cash Flows.

       Other cash flows include items which are not directly attributable to a business segment such as interest received from investments in excess of interest paid on debt. Other cash flows were negative in 1994 and 1992 due primarily to the payment of previously deferred compensation.

       For a discussion of environmental matters and other contingencies, see Note O to the Consolidated Financial Statements. The company believes that the amount it has recorded with respect to these matters is adequate, and any amount by which the liability exceeds the recorded amount would not be deemed material to the company's financial condition or results of operations.

       Included in the net cash provided by discontinued operations on the Consolidated Statement of Cash Flows are the investing and financing activities of the discontinued businesses, as well

General Dynamics Corporation



as an allocable portion of the company's federal income tax payments which in 1993 included approximately $180 related to the gain on disposal of the company's Tactical Military Aircraft business. In addition to lower taxes, net cash provided by discontinued operations increased during 1994 due to the improved operating cash flows of the discontinued businesses and a decrease in payments for disposition related liabilities. The improvement in operating cash flows for the discontinued businesses was due primarily to the receipt of scheduled payments by the company's Commercial Aircraft Subcontracting business in accordance with the terms of the termination agreement with McDonnell Douglas Corporation (for further discussion, see Note B to the Consolidated Financial Statements).

       INVESTING ACTIVITIES. The company has received significant proceeds over the last three years from the sale of discontinued operations (for a discussion of individual transactions, see Note B to the Consolidated Financial Statements).

       As previously discussed, the company received proceeds of $37 and $21 in 1993 and 1992, respectively, from the sale of its investment in Federal Express Corporation stock.

       The significant decline in defense spending has resulted in excess capacity. Accordingly, the company reduced its level of capital spending at its defense businesses and sought to sell idle or underutilized assets when possible.

       As part of the sale of discontinued operations, certain properties located primarily in southern California were retained by the company. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. The carrying value of these properties decreased in 1994 due to incidental rental income associated with certain of these properties being treated as a reduction in carrying value in accordance with generally accepted accounting principles. The company has retained outside experts to support the development of plans which will maximize the market value of these properties. The company does not expect to hold these properties long term. Development work began on certain of these properties during 1994 which was the primary reason for the overall increase in the company's capital expenditures. Due to increasing activity on these development projects, the company expects total capital expenditures to be approximately $40 in 1995.

       FINANCING ACTIVITIES. In order to establish liquidity and financial strength, the company redeemed the entire series of 7 7/8 percent Notes and 9 percent Debentures which had a combined face value of $350, and $61 of the 9.95 percent Debentures in 1992. In addition, the company redeemed the entire series of 9 3/8 percent Notes which had a face value of $100 and the remaining $45 of 5 3/4 percent Debentures in 1993.

       After meeting its operational and investment needs, the company purchased $960 of its common stock in a tender offer in 1992 and made three special distributions to shareholders during 1993 totaling $1,531. The special distributions represent substantially all of the funds available for tax-advantaged distribution to shareholders from the sales of businesses under the company's 1992 plan of contraction (for further discussion, see Note C to the Consolidated Financial Statements).

       In the first quarter of 1994, the company's board of directors declared an increased regular quarterly dividend of $.35 per share, reflecting the board's confidence in the sustainability of the cash flows generated by the company's continuing operations. The company had previously increased the dividend to $.30 and $.20 per share in September 1993 and March 1992, respectively.

       In 1994, the company's board of directors reconfirmed management's authority to repurchase, at its discretion, up to 3 million shares of the company's common stock. During 1994, the company repurchased approximately 530,000 shares of its stock on the open market for a total of $22.

       The company expects to generate sufficient funds from operations to meet both its short and long-term liquidity needs. In addition, the company has the capacity for long-term borrowings and currently has a committed, short-term $850 line of credit. The line of credit expires in May 1995 at which time the company anticipates renewing or replacing it as deemed appropriate.

                                                    General Dynamics Corporation



CONSOLIDATED STATEMENT OF EARNINGS


                                                                                         Year Ended December 31
- - ----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)                               1994                1993                1992

NET SALES..............................................................    $   3,058            $  3,187           $   3,225
OPERATING COSTS AND EXPENSES...........................................        2,737               2,878               2,970
- - ----------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS.....................................................          321                 309                 255
Interest, net..........................................................           22                  36                  27
Other income, net......................................................           --                  68                  28
- - ----------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES................          343                 413                 310
Provision for income taxes.............................................          120                 143                   5
- - ----------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS....................................          223                 270                 305
DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Earnings (loss) from operations........................................           --                 (30)                136
Gain on disposal.......................................................           15                 645                 374
- - ----------------------------------------------------------------------------------------------------------------------------
                                                                                  15                 615                 510
- - ----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS...........................................................    $     238            $    885           $     815
============================================================================================================================
NET EARNINGS PER SHARE:
Continuing operations..................................................    $    3.51            $   4.27           $    4.03
Discontinued operations:
    Earnings (loss) from operations....................................           --                (.47)               1.80
    Gain on disposal                                                             .24               10.19                4.95
- - ----------------------------------------------------------------------------------------------------------------------------
                                                                           $    3.75            $  13.99           $   10.78
============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics Corporation



CONSOLIDATED BALANCE SHEET


                                                                                                    December 31
- - ------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                                      1994                   1993

Assets
CURRENT ASSETS:
Cash and equivalents.........................................................           $     382               $     94
Marketable securities........................................................                 677                    491
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                            1,059                    585
Accounts receivable..........................................................                 104                     62
Contracts in process.........................................................                 351                    442
Net assets of discontinued operations........................................                  44                    303
Other current assets.........................................................                 239                    262
- - ------------------------------------------------------------------------------------------------------------------------
Total Current Assets.........................................................               1,797                  1,654
- - ------------------------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Leases receivable - finance operations.......................................                 220                    236
Real estate held for development.............................................                 128                    142
Property, plant and equipment, net...........................................                 264                    302
Other assets.................................................................                 264                    301
- - ------------------------------------------------------------------------------------------------------------------------
Total Noncurrent Assets......................................................                 876                    981
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                        $   2,673               $  2,635
- - ------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
Accounts payable.............................................................           $     134               $    157
Other current liabilities....................................................                 492                    618
- - ------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities....................................................                 626                    775
- - ------------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt...............................................................                  39                     38
Long-term debt - finance operations..........................................                 157                    163
Other liabilities............................................................                 535                    482
Commitments and contingencies (See Note O)
- - ------------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities.................................................                 731                    683
- - ------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 84,387,336)...................                  87                     92
Retained earnings............................................................               1,860                  1,709
Treasury stock (shares held 1994, 21,391,547; 1993, 21,823,824)..............                (631)                  (624)
- - ------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity...................................................               1,316                  1,177
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                        $   2,673               $  2,635
========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                                    General Dynamics Corporation



CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                              Year Ended December 31
- - --------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                              1994                1993                1992

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings...........................................................         $    238            $    885            $    815
Adjustments to reconcile net earnings to net
    cash provided by continuing operations -
Discontinued operations................................................              (15)               (615)               (510)
Depreciation, depletion and amortization...............................               39                  56                  57
Decrease (Increase) in -
    Marketable securities..............................................             (136)               (109)               (125)
    Accounts receivable................................................              (42)                  6                  42
    Contracts in process...............................................               91                 (10)                 76
    Leases receivable - finance operations                                            15                  14                  12
    Other current assets...............................................                6                  (8)                (24)
Increase (Decrease) in -
    Accounts payable and other current liabilities.....................             (105)                (73)                (98)
    Current income taxes...............................................               27                  60                   6
    Deferred income taxes..............................................                4                   5                (109)
Other, net.............................................................              (14)                (30)                (63)
- - --------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations.............................              108                 181                  79
Net cash provided (used) by discontinued operations....................               31                (438)                303
- - --------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating Activities.......................              139                (257)                382
- - --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of discontinued operations..........................              259               1,534               1,039
Proceeds from sale of investments and other assets.....................               17                  60                  32
Capital expenditures...................................................              (23)                (14)                (21)
- - --------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Investing Activities..............................              253               1,580               1,050
- - --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt......................................................               (2)               (146)               (454)
Repayment of debt - finance operations.................................              (14)                (15)                (14)
Dividends paid.........................................................              (84)                (56)                (55)
Special distributions to shareholders..................................               --              (1,531)                 --
Purchase of common stock...............................................              (22)                 --                (960)
Proceeds from option exercises.........................................               14                   8                  57
Other..................................................................                4                  --                  --
- - --------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities..................................             (104)             (1,740)             (1,426)
- - --------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS........................              288                (417)                  6
CASH AND EQUIVALENTS AT BEGINNING OF YEAR..............................               94                 511                 505
- - --------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR....................................         $    382            $     94            $    511
================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics Corporation



CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



(Dollars in millions, except per share amounts)                  Common Stock               Retained            Treasury Stock
                                                     ----------------------------------                     -----------------------
                                                     Shares           Par       Surplus     Earnings        Shares           Amount
                                                     ------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1991......................    110,884,200     $ 111       $  --      $   2,620       27,057,036         $ 751
- - -----------------------------------------------------------------------------------------------------------------------------------
Net earnings....................................                                                 815
Cash dividends declared ($.80 per share)........                                                 (57)
Shares purchased and retired....................    (26,496,864)      (27)                      (933)
Shares issued under Incentive
    Compensation Plan...........................                                                 (13)      (4,511,906)         (109)
- - -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992......................     84,387,336        84          --          2,432       22,545,130           642
- - -----------------------------------------------------------------------------------------------------------------------------------
Net earnings....................................                                                 885
Cash dividends declared ($1.00 per share).......                                                 (62)
Special distributions to shareholders...........                                              (1,546)
Shares issued under Incentive
    Compensation Plan...........................                                    8                        (721,306)          (18)
- - -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993......................     84,387,336        84           8          1,709       21,823,824           624
- - -----------------------------------------------------------------------------------------------------------------------------------
Net earnings....................................                                                 238
Cash dividends declared ($1.40 per share).......                                                 (87)
Shares purchased................................                                                              529,600            22
Shares issued under Incentive
    Compensation Plan...........................                                   (5)                       (961,877)          (15)
- - -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994......................     84,387,336     $  84       $   3      $   1,860       21,391,547         $ 631
===================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                                                    General Dynamics Corporation



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(Dollars in millions, except per share amounts)


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the company and all majority-owned subsidiaries.

       ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

       SALES AND EARNINGS UNDER LONG-TERM CONTRACTS AND PROGRAMS. Major defense programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates. These rates are applied to contract costs, including general and administrative expenses and research and development costs, as incurred for the determination of sales and operating earnings. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion.
Based on these assessments, any changes in earnings rates are made prospectively.

       Any anticipated losses on contracts or programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $234, $292 and $233 in 1994, 1993 and 1992, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

       RESEARCH AND DEVELOPMENT COSTS. Company-sponsored research and development costs, including bid and proposal costs, amounted to $30, $33 and $32 in 1994, 1993 and 1992, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

       INTEREST, NET. Interest income was $27, $40 and $34 in 1994, 1993 and 1992, respectively. Interest expense of $6 and $22 has been allocated to discontinued businesses in 1993 and 1992, respectively, on the ratio of net assets of discontinued operations to consolidated net assets. Interest expense incurred by the company's finance operations totaled $13, $15 and $16, in 1994, 1993 and 1992, respectively, and is classified as operating costs and expenses. Interest payments for the total company were $16, $28 and $58 in 1994, 1993 and 1992, respectively.

       NET EARNINGS PER SHARE. Net earnings per share are based upon the weighted average number of common shares and equivalents outstanding during each period. Common share equivalents are attributable primarily to outstanding stock options. The weighted average shares and equivalents were 63.4, 63.3 and 75.6 million in 1994, 1993 and 1992, respectively. As there is not a material difference between primary and fully diluted earnings per share, only fully diluted earnings per share are presented.

       CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company considers securities with a remaining maturity of three months or less when purchased to be cash equivalents. Marketable securities consist primarily of tax-exempt municipal bonds, investment grade commercial paper, direct obligations of the U.S. government and its agencies, preferred stock, and other short-term investment funds. The company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. The company determined all of its investments currently held in debt and equity securities are trading securities as defined by SFAS 115 and as such are reported at fair value. Prior to adoption of SFAS 115, cash and equivalents and marketable securities were stated at cost. Unrealized holding gains and losses (the adjustment to fair value) recognized in earnings during 1994 were not significant. Accordingly, the adoption of SFAS 115 did not have a significant impact on the company's financial condition or results of operations.

       ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivable), are included in contracts in process.

       Contracts in process are stated at cost, plus estimated earnings, less progress payments. Cost includes amounts incurred, as well as amounts required to be recorded under GAAP which have been deferred. Incurred costs include production costs and related overhead, including general and administrative expenses. Deferred costs represent the portion of the company's estimated workers' compensation and retiree medical costs which is not allocable to contracts until incurred.

       REAL ESTATE HELD FOR DEVELOPMENT. As a result of the sale of businesses discussed in Note B, certain properties were retained by the company. These properties are carried at the lower of cost or net realizable value.

General Dynamics Corporation



       PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at cost net of accumulated depreciation. The company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of coal properties is computed using the units-of-production method.

       ENVIRONMENTAL LIABILITIES. The company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. Cleanup and other environmental exit costs related to discontinued operations are recorded at the time of disposal of the operation. Recorded liabilities have not been discounted. To the extent the U.S. government has specifically agreed to pay the ongoing maintenance and monitoring costs at sites currently used in the conduct of the company's government contracting business, these costs are treated as contract costs and recognized as incurred.

       CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year.

       In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. DISCONTINUED OPERATIONS

THE CESSNA AIRCRAFT COMPANY. In February 1992, Textron, Inc. purchased The Cessna Aircraft Company (Cessna) from the company for $600 in cash. The company recognized a gain on disposal of $358, or $4.74 per share, net of income taxes of $14. The gain on disposal for federal income tax purposes was significantly less than the reported gain due to the $464 purchase price write-off from the company's acquisition of Cessna which was not recognized for tax purposes.

       MISSILE SYSTEMS. In August 1992, the company closed the sale of its Missile Systems business to Hughes Aircraft Company (Hughes) in exchange for approximately 21.5 million shares of General Motors Corporation (GM) Class H common stock. The company recognized a gain on disposal of the business of $7, or $.09 per share, net of income taxes of $3. In October 1992, the company received $387 for the shares in a public offering by GM. Under the terms of the sales agreement, the company was to receive from Hughes an additional $63 on September 30, 1993. In May 1993, the company and Hughes reached an agreement that the $63 receivable was to be offset by amounts determined to be payable by the company to Hughes. As a result, Hughes paid the company a net amount of $9. As the company had previously established liabilities for discontinued operations, this settlement did not have a material impact on the company's results of operations.

       ELECTRONICS. In November 1992, the company closed the sale of its Electronics business, excluding the Single Channel Ground and Airborne Radio System (SINCGARS) program, to The Carlyle Group. The company recognized a gain on disposal of $9, or $.12 per share, net of income taxes of $5.

       TACTICAL MILITARY AIRCRAFT. In March 1993, the company closed the sale of its Tactical Military Aircraft business to Lockheed Corporation for $1,525 in cash. The company recognized a gain on disposal of $645, or $10.19 per share, net of income taxes of $331. Any contingencies associated with the terminated A-12 aircraft program (see discussion at Note P) have been retained by the company.

       MATERIAL SERVICE. During the first quarter of 1994, the company closed the sales of the lime, brick and a portion of the concrete pipe operations of its Material Service business for a total of $50 in cash. No gains or losses were recognized on the sales. The company intends to sell the remaining product lines of the Material Service business.

       SPACE LAUNCH SYSTEMS. On May 1, 1994, the company closed the sale of its Space Launch Systems business to Martin Marietta Corporation for $209 in cash. The company recognized a gain on disposal of $15, or $.24 per share, net of income taxes of $8.

       COMMERCIAL AIRCRAFT SUBCONTRACTING. On July 1, 1994, the company and McDonnell Douglas Corporation (McDonnell Douglas) announced an agreement to terminate their contract for the company's production of fuselage sections for the MD-11 jetliner. Under the agreement, the responsibility for production of fuselages will be transferred from the company's Commercial Aircraft Subcontracting business to McDonnell Douglas with the delivery of the 166th shipset in early 1996. Also as part of the agreement, all previous unnegotiated contract changes were settled. The company's Commercial Aircraft Subcontracting business will seek no new business and will cease operations after the completion of its obligations under this agreement.

       EARNINGS FROM OPERATIONS. The operating results of discontinued operations are:



                                        Year Ended December 31
- - -------------------------------------------------------------------
                                      1994       1993         1992
- - -------------------------------------------------------------------
Net sales........................    $  644     $ 1,474     $ 5,460
===================================================================
Earnings (loss) before
    income taxes.................    $   --     $   (44)    $   201
Provision (credit) for
    income taxes.................        --         (14)         65
- - -------------------------------------------------------------------
Net earnings (loss)..............    $   --     $   (30)    $   136
- - -------------------------------------------------------------------
Net earnings (loss) per share....    $   --     $  (.47)    $  1.80
===================================================================


       The 1993 and 1992 results reflect charges of $25 ($16 after tax, or $.25 per share) and $33 ($22 after tax, or $.29 per share), respectively, related to Space Launch Systems' Commercial Atlas Expendable Launch Vehicle program. These charges were the direct result of launch failures in each of those periods.

       The 1992 results reflect a $47 ($31 after tax, or $.41 per share) charge related to the early payout of the company's Executive Deferred Compensation plan. Due to the significant reduction in the size of the company, it was determined it would be prudent to terminate the plan which represented a significant long-term liability. The charge, taken during the fourth quarter, represents an equitable settlement for early termination of the plan. As this action was the result of the decision to sell certain businesses, the charge is reported in earnings from discontinued operations.

                                                    General Dynamics Corporation



       NET ASSETS OF DISCONTINUED OPERATIONS. The assets and liabilities of discontinued operations are:


                                                    December 31
- - -------------------------------------------------------------------
                                                 1994         1993
- - -------------------------------------------------------------------
Current assets...........................       $  52       $ 1,429
Noncurrent assets........................         124           185
- - -------------------------------------------------------------------
Total Assets.............................       $ 176       $ 1,614
===================================================================
Current liabilities......................       $  79       $ 1,280
Noncurrent liabilities...................          53            31
- - -------------------------------------------------------------------
Total Liabilities........................       $ 132       $ 1,311
- - -------------------------------------------------------------------
Net Assets...............................       $  44       $   303
===================================================================


C. SPECIAL DISTRIBUTIONS TO SHAREHOLDERS

On May 6, 1992, the board of directors of the company adopted a formal plan of contraction of the company's business within the meaning of Internal Revenue Code Section 302(e)(1)(B). Under the plan, the company anticipated the sale of certain qualifying businesses and the subsequent tax-advantaged distribution of the proceeds on or before December 31, 1993. The company made the following special distributions in 1993:


                                     Charged to Retained Earnings
- - -------------------------------------------------------------------
Date Declared                        Paid      Deferred       Total
- - -------------------------------------------------------------------
March 18......................      $   612      $  10      $   622
June 2........................          551          8          559
September 15..................          368          5          373
- - -------------------------------------------------------------------
                                    $ 1,531      $  23      $ 1,554
===================================================================

       The deferred portion of the distributions relates to restricted shares held for the benefit of employees. These amounts will become payable as the restrictions lapse. In addition, as the deferred amounts will represent deductible compensation for federal income tax purposes when the restrictions on the related shares lapse, the company recorded a tax benefit of $8 directly to retained earnings related to the distributions. The total of the three special distributions represents substantially all of the funds available for tax-advantaged distribution to shareholders

D. CORPORATE OFFICE REORGANIZATION

In March 1993, the company announced a reorganization of its corporate office as a result of the contraction of the company. This reorganization included changes in senior management and reductions in corporate staff. During the first quarter 1993, the company recognized the estimated total cost of these actions of approximately $75 (before tax). As a substantial amount of these costs are directly related to the company's formal plan of contraction, they were charged to previously established liabilities for discontinued operations. Consequently, these actions did not have a material impact on the company's results of operations.

E. INCOME TAXES

The provision (credit) for federal income taxes for continuing operations is summarized as follows:

                                         Year Ended December 31
- - -------------------------------------------------------------------
                                     1994         1993         1992
- - -------------------------------------------------------------------
Current........................     $ 116        $ 138        $ 114
Deferred.......................         4            5         (109)
- - -------------------------------------------------------------------
                                    $ 120        $ 143        $   5
===================================================================

       The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:

                                        Year Ended December 31
- - ----------------------------------------------------------------
                                      1994      1993        1992
- - ----------------------------------------------------------------
Statutory income tax rate.........    35.0%     35.0%       34.0%
Research and experimentation
    and investment tax credits....      --        --       (30.6)
Other.............................      --       (.4)       (1.8)
- - ----------------------------------------------------------------
Effective income tax rate.........    35.0%     34.6%        1.6%
================================================================

       In 1992, the company recognized $95 ($1.26 per share) of research and experimentation and investment tax credits as a result of the completion of a company-wide study relating to certain prior years' expenditures. Claims in excess of the research and experimentation credits recognized have been disallowed by the Internal Revenue Service (IRS). The company is contesting this disallowance in the U.S. Tax Court. No further benefits will be recognized until the resolution of the Tax Court litigation.

General Dynamics Corporation



       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                      December 31
- - -------------------------------------------------------------------
                                                   1994        1993
- - -------------------------------------------------------------------
Long-term contract costing methods...........     $ 120       $ 143
Accrued costs on disposed businesses.........       107          84
A-12 termination.............................        90          71
Restructuring costs..........................        28          40
Coal mining liabilities......................        27          28
Other........................................        89         109
- - -------------------------------------------------------------------
Deferred Assets..............................     $ 461       $ 475
===================================================================
Lease income.................................     $  79       $  86
Other........................................        66          69
- - -------------------------------------------------------------------
Deferred Liabilities.........................     $ 145       $ 155
===================================================================
Net Deferred Asset...........................     $ 316       $ 320
===================================================================

       No valuation allowance was required for the company's deferred tax assets at December 31, 1994 and 1993. The current portion of the net deferred tax asset is $185 and $214 at December 31, 1994 and 1993, respectively, and is included in other current assets on the Consolidated Balance Sheet. Deferred taxes for the discontinued operations are included in the net assets of discontinued operations on the Consolidated Balance Sheet.

       The company made federal income tax payments of $107, $316 and $258 in 1994, 1993 and 1992, respectively.

       The IRS has completed its examination of the company's consolidated tax returns for the years 1977 through 1989. Certain issues related to the years 1977 through 1986 are in litigation (for further discussion see Note O). Other issues related to the years 1987 through 1989 have been protested to the IRS Appeals Division. In addition, the IRS is currently examining the company's consolidated tax returns for the years 1990 through 1993. As the company has recorded liabilities for tax contingencies, resolution of these matters is not expected to have a material impact on the company's financial condition or results of operations.

       The provision for state and local income taxes, which is allocable to U.S. government contracts, is included in operating costs and expenses.

F. CONTRACTS IN PROCESS

Contracts in process consist of the following:


                                                     December 31
- - -------------------------------------------------------------------
                                                   1994        1993
- - -------------------------------------------------------------------
Incurred costs and estimated profits........    $ 4,072     $ 4,307
Other costs.................................        160         146
- - -------------------------------------------------------------------
                                                  4,232       4,453
Less advances and progress payments.........      3,881       4,011
- - -------------------------------------------------------------------
                                                $   351     $   442
===================================================================

       At December 31, 1994 and 1993, contracts in process include $129 and $110, respectively, of deferred costs. Substantially all other amounts included in contracts in process represent an unbilled receivable. General and administrative costs included in contracts in process amounted to $18 and $28 at December 31, 1994 and 1993, respectively.

       Under the contractual arrangements by which progress payments are received, the U.S. government asserts that it has a security interest in the contracts in process identified with the related contracts.

G. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:


                                                     December 31
- - -------------------------------------------------------------------
                                                   1994        1993
- - -------------------------------------------------------------------
Land and improvements......................     $    72     $    79
Coal reserves..............................          52          53
Buildings and improvements.................         152         156
Machinery and equipment....................         797         870
- - -------------------------------------------------------------------
                                                  1,073       1,158

Less accumulated depreciation,
    depletion and amortization.............         809         856
- - -------------------------------------------------------------------
                                                $   264     $   302
===================================================================

       Certain plant facilities are provided by the U.S. government.

H. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:


                                                     December 31
- - -------------------------------------------------------------------
                                                  1994         1993
- - -------------------------------------------------------------------
Workers' compensation........................   $  162        $ 174
A-12 termination liability and legal fees....       61           57
Salaries and wages...........................       56           71
Retiree medical..............................       50           26
Accrued costs on SINCGARS....................       14           48
Income taxes payable.........................       --           35
Other.......................................       149          207
- - -------------------------------------------------------------------
                                                $  492        $ 618
===================================================================

                                                    General Dynamics Corporation



I. LONG-TERM DEBT

Long-term debt consists of the following:

                                                     December 31
- - -------------------------------------------------------------------
                                                 1994          1993
- - -------------------------------------------------------------------
9.95% Debentures due 2018..................     $  39         $  39
Other......................................         2            --
- - -------------------------------------------------------------------
                                                   41            39
Less:
Unamortized discount.......................         1             1
Current portion............................         1            --
- - -------------------------------------------------------------------
                                                $  39         $  38
===================================================================

       Annual sinking fund payments, sufficient to retire 5 percent of the $100 aggregate principal amount of the 9.95 percent Debentures originally issued, will commence in 2011. Among the restrictions under the Indenture covering the unsecured Debentures are provisions limiting the company's ability to secure additional debt through mortgages on existing properties and sale and leaseback transactions of principal properties as defined.

       The company may borrow up to $850 under a committed, short-term line of credit. Under the line of credit, the company pays a fee on the commitment and would pay interest at varying rates based on market conditions. There were no borrowings under the line of credit during 1994 and 1993.

J. OTHER LIABILITIES

Other liabilities consist of the following:


                                                     December 31
- - -------------------------------------------------------------------
                                                  1994         1993
- - -------------------------------------------------------------------
Accrued costs on disposed businesses.........   $  306       $  239
Coal mining related liabilities..............       73           74
Other........................................      156          169
- - -------------------------------------------------------------------
                                                $  535       $  482
===================================================================

       The company has recorded liabilities for contingencies retained by the company related to disposed businesses. These liabilities include retiree medical, environmental, legal and the estimated cost of facility dispositions and other restructuring actions contemplated as a result of the company's plan of contraction.

       The company has certain liabilities which are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it operates. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially-determined estimate of future claims that will be awarded to current and former employees is discounted based on a rate of 7.25 percent and 6 percent at December 31, 1994 and 1993, respectively. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the production lives of the mines.

K. SHAREHOLDERS' EQUITY

STOCK SPLIT. On March 4, 1994, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend distributed on April 11, 1994, to shareholders of record on March 21, 1994. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data and market prices of the company's common stock have been restated.

       AUTHORIZED STOCK. The authorized capital stock of the company consists of 200 million shares of $1 par value common stock and 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

       TENDER OFFER. During the third quarter of 1992, the company completed the purchase of $960 of its common stock, including transaction costs of approximately $3, in accordance with the terms of its tender offer. All shares acquired through the tender offer were retired.

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

       The following is a summary of the comparative financial statements for the finance operations:




  BALANCE SHEET DATA
                                                     December 31
- - -------------------------------------------------------------------
                                                  1994         1993
- - -------------------------------------------------------------------
ASSETS
Leases receivable.......................        $  236        $ 251
Due from parent.........................            83           92
- - -------------------------------------------------------------------
                                                $  319        $ 343
===================================================================
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt....................................        $  161        $ 175
Income taxes............................            79           86
Shareholder's equity....................            79           82
- - -------------------------------------------------------------------
                                                $  319        $ 343
===================================================================

General Dynamics Corporation



  EARNINGS DATA

                                            Year Ended December 31
- - -------------------------------------------------------------------
                                          1994       1993      1992
- - -------------------------------------------------------------------
Interest income......................     $ 16      $  17      $ 18
Interest expense and income taxes....       14         16        17
- - -------------------------------------------------------------------
Net earnings.........................     $  2      $   1      $  1
===================================================================

       The company is scheduled to receive a $31 minimum lease payment annually through the year 2003. The components of the company's net investment in the leases receivable are as follows:


                                                     December 31
- - -------------------------------------------------------------------
                                                 1994          1993
- - -------------------------------------------------------------------
Aggregate future minimum
    lease payments.........................     $ 288         $ 319
Unguaranteed residual value................        38            38
Less unearned interest income..............        90           106
- - -------------------------------------------------------------------
                                                $ 236         $ 251
===================================================================

       Semiannual sinking fund payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The interest rate on the debt varies from 8 percent to 9 percent, with a weighted average rate of 8.1 percent. The schedule of principal payments for the next five years is $4 in 1995, $14 in 1996, $14 in 1997, $16 in 1998 and $20 in 1999.

M. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments are as follows:


                                            December 31
- - ----------------------------------------------------------------------
                                   1994                   1993
- - ----------------------------------------------------------------------
                            Carrying      Fair     Carrying      Fair
                             Amount       Value     Amount       Value
- - ----------------------------------------------------------------------
Cash and equivalents and
    marketable securities.    $1,059     $1,059      $585        $585
Other investments.........        --         --        50          50
Long-term debt............        40         42        38          45
Long-term debt-finance
    operations............       161        163       175         181
======================================================================

       Fair value is based on quoted market prices, except for long-term debt-finance operations where fair value is based on a risk-adjusted discount rate. The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $105 and $160 at December 31, 1994 and 1993, respectively. The company knows of no event of default which would require it to satisfy these guarantees and, therefore, the fair value of these contingent liabilities is considered immaterial.

N. OTHER INCOME, NET

Other income, net consists of the following:


                                          Year Ended December 31
- - -------------------------------------------------------------------
                                         1994       1993       1992
- - -------------------------------------------------------------------
Gain on sale of Federal
    Express Corporation stock.....     $  --        $  37     $  21
Amortization of gain on
    sale of DSD...................         7           26        16
Other, net........................        (7)           5        (9)
- - -------------------------------------------------------------------
..................................     $  --        $  68     $  28
===================================================================

       During 1992 and 1993, the company redeemed its 5 3/4 percent Debentures which were exchangeable for shares of Federal Express Corporation common stock owned by the company and having no book value. As a result, the company sold these shares during the third quarter of 1993 and the fourth quarter of 1992 for $37 and $21, respectively, with the corresponding gain reported as other income.

       In November 1991, the company signed an agreement with Computer Sciences Corporation (CSC) for the sale of the information technology operations of the company's Data Systems Division (DSD). As the company had a significant continuing involvement in the use of the assets sold, the $51 gain (before tax) on the sale was being deferred and amortized on a straight-line basis over three years into other income. Due to the novation of the company's agreement with CSC allowing the buyers of the company's sold businesses to assume the remaining obligation applicable to businesses sold, the company's continuing involvement had diminished. Accordingly, after completing an analysis during the second quarter of 1993, the company recorded $14 of the previously deferred gain which was attributable to businesses sold. The remaining balance was recognized on a straight-line basis through the end of 1994, which was consistent with the original amortization period.

O. COMMITMENTS AND CONTINGENCIES

LITIGATION. On January 7, 1991, the U.S. Navy terminated for default a contract with the company and McDonnell Douglas for the full-scale development of the U.S. Navy's A-12 aircraft. The company and McDonnell Douglas are actively pursuing litigation against the U.S. government in the U.S. Court of Federal Claims in connection with the termination (See Note P).

                                                    General Dynamics Corporation



       On March 8, 1993, a class action lawsuit, Berchin et al vs. General Dynamics Corporation and William A. Anders, was filed in the Federal District Court for the Southern District of New York. The suit alleges violations of various provisions of the federal securities laws, fraud, negligent misrepresentation, and breach of fiduciary duty by the defendants with regard to disclosures made, or omitted with regard to the subsequent divestiture of core businesses, which disclosures were contained in the company's tender offer completed in July 1992. The company intends to defend itself vigorously in connection with this matter, and expects that resolution of this matter will not have a material impact on the company's financial condition or results of operations.

       As previously reported, certain issues related to the IRS audit of the company's consolidated federal income tax returns for the years 1977 through 1986 were not resolved at the administrative level. Accordingly, in July 1994, the company received a Statutory Notice of Deficiency from the IRS which the company is contesting in the U.S. Tax Court. The company has accrued an amount which is expected to be adequate to cover any liability arising from this matter. Also, as part of the Tax Court litigation, the company is contesting the disallowance by the IRS of a portion of its claims for research and experimentation tax credits (for further discussion see Note E). The resolution of the Tax Court litigation is expected to take several years.

       The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's financial condition or results of operations.

       ENVIRONMENTAL. The company is directly or indirectly involved in fifteen Superfund sites in which the company, along with other major U.S. corporations, has been designated a potentially responsible party (PRP) by the U.S. Environmental Protection Agency or a state environmental agency with respect to past shipments of hazardous waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes it is a small contributor and its liability at any individual site is not material. The company is also involved in the cleanup and remediation of various conditions at sites it currently or formerly owned or operated.

       The company measures its environmental exposure based on currently available facts, existing technologies, and presently enacted laws and regulations. Where a reasonable basis for apportionment exists with other PRPs, the company has considered only its share of the liability. The company considers the solvency of other PRPs, whether responsibility is being disputed, and its experience in similar matters in determining its share. Based on a site by site analysis, the company has recorded an amount which it believes will be adequate to cover any liability arising from the sites.

       OTHER. In the ordinary course of business, the company has entered into letter of credit agreements and other arrangements with financial institutions aggregating approximately $120 at December 31, 1994. For a discussion of other financial guarantees, see Note M. The company's rental commitments under existing leases at December 31, 1994, are not significant.

       In connection with the sale of its defense businesses, the company remains contingently liable for contract performance by the purchasers of these businesses under agreements entered into with the U.S. government. The company believes the probability of any liability arising from this matter is remote. In addition, the sales agreements contain certain representations and warranties under which the purchasers have certain specified periods of time to assert claims against the company. Some claims have been asserted which in the aggregate are material in amount, but the company does not believe that its liability as a result of these claims will exceed the liabilities recorded at the time of the sales.

P. A-12 TERMINATION

As stated in Note O, the U.S. Navy terminated the company's A-12 aircraft contract for default. The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the U.S. Navy's new carrier-based Advanced Tactical Aircraft. Both the company and McDonnell Douglas (the contractors) were parties to the contract with the U.S.Navy, each had full responsibility to the U.S. Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the U.S. Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' appeal of the termination for default, or a negotiated settlement.

       The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal and equitable relief. In the aggregate, the contractors seek to recover payment for all costs incurred in the A-12 program and its termination, including interest. The total amount sought, as updated through the end of 1994, is approximately $2 billion, over and above amounts previously received from the U.S. Navy. The company has not recognized any claim revenue from the U.S. Navy.

       A trial on Count XVII of the complaint, which relates to the propriety of the termination for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default, finding that the A-12 contract was not terminated for contractor default, but because the Office of the Secretary of Defense withdrew support and funding from the A-12. Besides Count XVII, six other counts have been tried or are the subject of pending motions for summary judgment. All remaining counts are set for trial in November 1995, including the amount owed by the parties as a result of the termination.

       The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities, and the liability associated with pursuing the litigation through trial. In the unlikely event the contractors are ultimately found to be in default of the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675 (before tax), plus interest, may be recognized by the company. This result is considered remote.

General Dynamics Corporation

Q. INCENTIVE COMPENSATION PLAN

Under the 1988 Incentive Compensation Plan, as amended, the company may grant awards in combination of cash, common stock, stock options and restricted stock. In 1993, the company introduced a new long-term incentive program which granted Performance Restricted Stock and Performance Stock Options. The terms of the grants generally provide for the quantity of restricted stock and the exercisability of the stock options to be tied to the performance of the company's stock price over a two year period.

       There were 15,590 shares of restricted stock awarded in 1994, and 784,296 shares outstanding at year end. Information with respect to stock options is as follows:


                                 1994           1993          1992
- - ----------------------------------------------------------------------
NUMBER OF SHARES UNDER
    STOCK OPTIONS:
Outstanding at beginning
    of year................     3,610,428     2,937,704      7,575,152
    Granted................       135,810     1,394,190        233,190
    Exercised..............    (1,705,172)     (493,308)    (4,399,730)
    Canceled...............      (220,179)     (228,158)      (470,908)
- - ----------------------------------------------------------------------
Outstanding at end of year.     1,820,887     3,610,428      2,937,704
======================================================================
STOCK OPTIONS EXERCISABLE
    AT END OF YEAR.........       509,866       205,518        324,438
======================================================================
PRICE OF STOCK OPTIONS:
    Granted................  $39.81-46.84  $46.66-50.07   $28.32-39.75
    Exercised..............  $ 7.21-23.56  $ 7.21-39.16   $11.91-39.16
    Canceled...............  $18.06-47.00  $ 7.58-38.19   $12.16-39.16
    Outstanding............  $ 7.21-47.00  $ 7.21-47.00   $12.16-39.75
======================================================================

       At December 31, 1994, 1,999,717 shares have been reserved for options which may be granted in the future in addition to the shares reserved for issuance on the exercise of options outstanding.

       The price of stock options was adjusted in 1993 for the impact of the company's special distribution to shareholders.

       Federal income tax benefits of $21, $7 and $54 were credited to shareholders' equity during 1994, 1993 and 1992, respectively, primarily as a result of the exercise of non-qualified stock options which generated deductions for the company equal to the difference between the market price at the date of exercise and the option price.

R. RETIREMENT PLANS

PENSION. The company has five trusteed noncontributory defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

       It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

       Net periodic pension cost for the total company included the following:


                                        Year Ended December 31
- - -------------------------------------------------------------------
                                     1994         1993         1992
- - -------------------------------------------------------------------
Service cost-benefits earned
  during period..................   $  65        $  70        $ 124
Interest cost on projected
  benefit obligation.............     146          164          263
Actual loss (gain) on plan assets     152         (350)        (246)
Net amortization and deferral....    (334)         129          (92)
- - -------------------------------------------------------------------
                                    $  29        $  13        $  49
===================================================================

       The following table sets forth the plans' funded status:


                                                     December 31
- - --------------------------------------------------------------------
                                                 1994         1993
- - --------------------------------------------------------------------
Actuarial present value of
    benefit obligations:
    Vested benefit obligation..............    $ (1,780)    $ (1,891)
====================================================================
    Accumulated benefit obligation.........    $ (1,814)    $ (1,933)
====================================================================
    Projected benefit obligation...........    $ (1,946)    $ (2,138)
Plans' assets at fair value................       2,429        2,674
- - --------------------------------------------------------------------
Plans' assets in excess of projected
    benefit obligation.....................         483          536
Unrecognized net gain......................        (196)        (284)
Unrecognized prior service cost............         315          362
Unrecognized net asset at
    January 1, 1986........................         (56)         (65)
- - --------------------------------------------------------------------
Prepaid pension cost.......................    $    546     $    549
====================================================================

       Assumptions used in accounting for the plans are as follows:


                                               December 31
- - ------------------------------------------------------------------
                                     1994        1993         1992
- - ------------------------------------------------------------------
Discount rate...................        8%           7%          8%
Varying rates of increase in
    compensation levels
    based on age................   4.5-10%      4.5-10%     4.5-10%
Expected long-term rate of
    return on assets............        8%           8%          8%
==================================================================

       Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Due to the recovery in long-term interest rates, the company increased its discount rate assumption from 7 percent to 8 percent at December 31, 1994, which decreased the projected benefit obligation approximately $270. The sale of the company's Tactical Military Aircraft business was the primary reason for the overall decrease in net periodic pension cost in 1993.

                                                    General Dynamics Corporation

       Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

       In the first quarter of 1992, the company recognized a $40 (before tax) pension settlement and curtailment gain as part of the gain on disposal of Cessna. Later in 1992, the company began deferring gains realized by the commercial plan for the purpose of offsetting any costs associated with its final disposition, either through reversion or other actions. These deferred gains have been classified against the prepaid pension cost related to the commercial plan resulting in a net asset of $115 at December 31, 1994 and 1993, which is included in other noncurrent assets on the Consolidated Balance Sheet.

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

       At December 31, 1994, approximately 67 percent of the plans' assets are invested in securities of the U.S. government or its agencies, 14 percent in mortgage-backed securities and 19 percent in diversified corporate fixed income securities.

       In addition to the defined benefit plans, the company provides eligible employees the opportunity to participate in savings plans that permit contributions on both a pre-tax and after-tax basis. Generally, salaried employees and certain hourly employees with at least one year of continuous service are eligible to participate. Under the plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund which invests in the company's common stock. The company's contributions amounted to $30, $43 and $84 in 1994, 1993 and 1992, respectively. Approximately 6 million shares of the company's common stock were held by the plans at both December 31, 1994 and 1993.

       OTHER POSTRETIREMENT BENEFITS. Historically, health care and life insurance benefits have generally been provided to retired employees. During 1993, the company announced a number of changes to the retiree medical programs for its non-union retirees and employees. Commencing July 1, 1993, the company discontinued its post-65, self-insured retiree medical program and continued its pre-65 retiree medical program only for those employees who as of that date were either a retiree age 55 and older, or an employee who had attained the age of 50 with a certain number of years of service. This change in coverage has subsequently been negotiated with certain union groups. The coverage provided and the extent to which retirees share in the cost of the benefits vary.

       Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the recognition of postretirement benefits over the period in which active employees become eligible for such benefits. Previously, the company recognized these costs on the cash basis which amounted to $40 in 1992. The company elected to implement this new standard by recognizing the transition obligation prospectively over the average estimated remaining service life of active employees. The transition obligation excludes the estimated retiree medical liability retained by the company for businesses sold prior to the adoption of SFAS 106 which was recognized at disposition in accordance with the provisions of Accounting Principles Board Opinion No. 30.

       The net periodic postretirement benefit cost for the total company included the following:

                                             Year Ended December 31
- - -------------------------------------------------------------------
                                                  1994         1993
- - -------------------------------------------------------------------
Service cost - benefits earned during period...  $  12         $ 13
Interest cost on projected benefit obligation..     51           41
Actual loss (gain) on plan assets..............      1           (6)
Amortization of unrecognized
    transition obligation......................     44           40
Net amortization and deferral..................     (7)           1
- - -------------------------------------------------------------------
...............................................  $ 101         $ 89
===================================================================

       The following table sets forth the plans' funded status:

                                                     December 31
- - -------------------------------------------------------------------
                                                   1994        1993
- - -------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees...................................   $ 405       $ 368
    Other fully eligible participants..........      73         139
    Other active participants..................     195         285
- - -------------------------------------------------------------------
                                                    673         792
Less plans' assets at fair value...............     134         113
- - -------------------------------------------------------------------
Obligation in excess of plans' assets..........     539         679
Unrecognized transition obligation.............    (428)       (521)
Unrecognized net loss..........................      (2)        (87)
- - -------------------------------------------------------------------
Accrued post retirement benefit obligation.....   $ 109       $  71
===================================================================

General Dynamics Corporation


       Assumptions used in accounting for the plans are as follows:

                                                     December 31
- - ------------------------------------------------------------------
                                                  1994        1993
- - ------------------------------------------------------------------
Discount rate...............................         8%          7%
Expected long-term rate of return on
       assets...............................         8%          8%
Assumed health care cost trend rate for
    next year:
    Post-65 claim groups....................         8%          9%
    Pre-65 claim groups.....................   10.5-14%    11.5-15%
==================================================================

       As stated above, the company increased its discount rate assumption from 7 percent to 8 percent at December 31, 1994, which decreased the accumulated postretirement benefit obligation approximately $70. The obligation also decreased in 1994 due to a change in coverage in the represented employees of the company's coal mining operations.

       The health care cost trend rates are assumed to gradually decline to 4.5 percent and 5 percent for post-65 and pre-65 claim groups, respectively, in the year 2004 and thereafter over the projected payout period of the benefits.

       The effect of a one percent increase each year in the health care cost trend rate used would result in an increase of $65 in the accumulated postretirement benefit obligation at December 31, 1994, and an increase of $8 in the aggregate of the service and interest cost components of the 1994 net periodic cost.

       The company established and began funding a Voluntary Employees' Beneficiary Association (VEBA) trust in 1992 for certain plans in the amount of their related annual net periodic postretirement benefit cost under SFAS 106. At December 31, 1994, approximately 35 percent of the trust's assets were invested in diversified common stocks and 65 percent in securities of the U.S. government and its agencies and other short-term investment funds. The remaining plans are primarily funded as claims are received.

       The company's contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA and costs based on claims paid. The net periodic postretirement benefit cost calculated pursuant to SFAS 106 is expected to exceed the company's currently recoverable cost. To the extent the company has contracts in backlog sufficient to recover the excess SFAS 106 cost, the company is deferring the charge in contracts in process until such time that the cost is allocable to contracts. As a result, the adoption of SFAS 106 did not have a material impact on the company's 1993 results of operations.

       In addition to the provided benefits discussed above, the company has certain employees covered by multiemployer plans, including the fund established by the Coal Industry Retiree Health Benefit Act of 1992 (the Act). The company estimates its obligation under the Act to former employees to be approximately $25 at December 31, 1994. The Act also provides for the allocation of beneficiaries who cannot be assigned to an employer. The company's obligation related to such beneficiaries cannot be determined at this time. The company accounts for its contributions related to these plans on the cash basis in accordance with GAAP.

S. BUSINESS SEGMENT INFORMATION

The company's primary business is supplying weapons systems to the U.S. government. For a discussion of the company's business segments, including their current business environment, operating results and related uncertainties, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.


T. QUARTERLY DATA   (Unaudited)

                                                                                              Common Stock
                                                                                 --------------------------------------------------
                                                                                    Market Price
                                                                                     Range (a)
                            Net     Operating        Net       Net Earnings      ----------------                        Special
                           Sales    Earnings       Earnings    Per Share (d)     High         Low      Dividends      Distributions
- - -----------------------------------------------------------------------------------------------------------------------------------
1994
    4th Quarter.........   $ 724       $ 82        $   58         $  .92        $45 1/8     $38 1/4      $.35                --
    3rd Quarter.........     714         77            54            .85         46 5/8      38           .35                --
    2nd Quarter (b).....     820         82            71           1.12         45          39           .35                --
    1st Quarter.........     800         80            55            .86         47 5/8      41 3/16      .35                --
===================================================================================================================================
1993
    4th Quarter.........   $ 779       $ 90        $   64         $ 1.01        $49 9/16    $44 3/8      $.30             $  --
    3rd Quarter.........     776         64            73           1.15         50 3/8      43 5/8       .30                 6
    2nd Quarter.........     774         65            61            .97         49 7/8      40 3/16      .20                 9
    1st Quarter (c).....     858         90           687          10.90         60          47 11/16     .20                10
===================================================================================================================================

Note: Quarterly data is based on a 13 week period.

(a) 1993 market prices reflect the impact of the company's special distributions to shareholders.

(b) Includes gain from the sale of the Space Launch Systems business which increased net earnings and net earnings per share by $15 and $.24, respectively. See Note B.

(c) Includes gain from the sale of the Tactical Military Aircraft business which increased net earnings and net earnings per share by $645 and $10.23, respectively. See Note B.

(d) Earnings per share for the four quarters, when totalled, may not equal the earnings per share for the year due to the impact of common stock equivalents as described in Note A.

                                                    General Dynamics Corporation


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

       The company maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization and that accountability for assets is maintained. An environment that establishes an appropriate level of control consciousness is maintained and monitored by management. An important element of the monitoring process is an internal audit program that independently assesses the effectiveness of the control environment.

       The Audit and Corporate Responsibility Committee of the board of directors, which is composed of five outside directors, meets periodically and, when appropriate, separately with the independent auditors, management and internal audit to review the activities of each.

       The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.


       /s/ MICHAEL J. MANCUSO                      /s/ JOHN W. SCHWARTZ
       ------------------------                    ----------------------
       Michael J. Mancuso                          John W. Schwartz
       Vice President and                          Corporate Controller
       Chief Financial Officer




 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To General Dynamics Corporation:

       We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

       As discussed in Note R to the Consolidated Financial Statements, effective January 1, 1993, the company changed its method of accounting for postretirement benefits other than pensions.



                                                /s/ ARTHUR ANDERSEN LLP
                                                -----------------------
                                                ARTHUR ANDERSEN LLP

Washington, D.C.,
January 24, 1995

General Dynamics Corporation


SELECTED FINANCIAL DATA
(Unaudited)


                                                     1994        1993          1992           1991             1990
 ----------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share and per employee amounts)
Summary of Operations

Net sales.......................................   $  3,058     $ 3,187       $ 3,225        $ 3,161          $ 3,051
Operating costs and expenses....................      2,737       2,878         2,970          2,950            2,982
Interest, net...................................         22          36            27             10              (11)
Provision (credit) for income taxes.............        120         143             5(a)         (82)(b)           (2)
Earnings (loss) from continuing operations......        223         270           305(a)         274 (b)           (1)
Earnings (loss) per share from..................
    continuing operations.......................       3.51        4.27          4.03(a)        3.20 (b)         (.01)
Cash dividends on common stock..................       1.40        1.00           .80            .50              .50
Sales per employee..............................    143,900     138,100       121,500        102,800           80,800
- - -----------------------------------------------------------------------------------------------------------------------
Financial Position at December 31

Cash and equivalents and marketable securities..   $  1,059     $   585       $   943        $   812          $    98
Property, plant and equipment, net..............        264         302           339            380              654
Total assets....................................      2,673       2,635         3,530          4,177            3,883
Long-term debt (including current portion)......         40          38           183            613              611
Long-term debt - finance operations
    (including current portion).................        161         175           190            204              216
Shareholders' equity............................      1,316       1,177         1,874          1,980            1,510
    Per share...................................      20.89       18.81         30.30          23.62            18.12
- - -----------------------------------------------------------------------------------------------------------------------
Other Information

Funded backlog..................................   $  4,562     $ 5,487       $ 6,780        $ 8,214          $ 7,995
Total backlog...................................      6,006       7,015         8,488          9,846            9,491
Shares outstanding at December 31
    (in millions)...............................       63.0        62.6          61.8           83.8             83.3
Fully diluted weighted average shares
    outstanding (in millions)...................       63.4        63.3          75.6           85.6             83.4
Common shareholders of record
    at December 31..............................     23,935      24,496        26,158         33,078           34,178
Active employees at December 31:
    Total company...............................     24,200      30,500        56,800         80,600           98,100
    Excluding discontinued operations...........     21,300      23,100        26,500         30,700           37,800
=======================================================================================================================

(a) Includes a $95 gain ($1.26 per share) from the recognition of research and experimentation and investment tax credits. See Note E.

(b) Includes a $140 gain ($1.64 per share) from an adjustment to the company's deferred income tax liability.

34