Form 10-K405, Exhibit 13
period 1995-12-31
GENERAL DYNAMICS CORP
filed 1996-03-21
CIK 40533

                                                                      EXHIBIT 13



GENERAL DYNAMICS CORPORATION
-------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

(Dollars in millions, except per share amounts)

BUSINESS SEGMENT INFORMATION

A description of the company's business segments follows:

         MARINE GROUP. The company's Electric Boat subsidiary designs and builds nuclear submarines for the U.S. Navy. The company has contracts for construction of Ohio class ballistic missile submarines (Trident) and Seawolf class attack submarines (Seawolf). Electric Boat also performs overhaul and repair work on submarines as well as a broad range of engineering work, including the design of the New Attack Submarine (NSSN). The company's Bath Iron Works subsidiary, which was acquired in 1995, designs and builds surface combatants for the U.S. Navy. The company has contracts for construction of Arleigh Burke class destroyers (DDG 51) as well as engineering and life cycle support for this class of ships. The company's American Overseas Marine subsidiary provides ship management services for the U.S. government on prepositioning and ready reserve ships. The ship management operations were previously reported in the Other business segment. Accordingly, data for 1994 and 1993 has been restated to reflect the new presentation.

         ARMORED VEHICLES. The company's Land Systems subsidiary designs and manufactures the M1 Series Abrams Main Battle Tank for the U.S. Army and the U.S. Marine Corps. The company is currently under contract with the U.S. Army to upgrade M1 tanks to the M1A2 configuration, the latest version of the M1. In addition to domestic sales, the company is under contract with the U.S. Army to manufacture M1A2 tanks for Kuwait and M1A1 kits - including hulls, turrets and other major components - to be shipped to Egypt for final assembly as part of a coproduction program. The company also provides training, maintenance and other logistical support on international sales. The company is the second-source producer of the Single Channel Ground and Airborne Radio System (SINCGARS) for the U.S. Army.

         OTHER. The company has coal mining operations located primarily in central Illinois and leases liquefied natural gas tankers.

                                  Net Sales                 Operating Earnings         Sales to U.S. Government
----------------------------------------------------------------------------------------------------------------
                         1995     1994       1993       1995      1994       1993      1995       1994      1993
----------------------------------------------------------------------------------------------------------------
Marine Group           $ 1,884   $ 1,733   $ 1,764     $ 194     $ 196     $ 145    $ 1,869   $ 1,721   $ 1,737
Armored Vehicles         1,050     1,184     1,286       140       140       174      1,029     1,159     1,266
Other                      133       141       137       (19)      (15)      (10)        --        --        --
----------------------------------------------------------------------------------------------------------------
                       $ 3,067   $ 3,058   $ 3,187     $ 315     $ 321     $ 309    $ 2,898   $ 2,880   $ 3,003
----------------------------------------------------------------------------------------------------------------

                                                                                        Depreciation, Depletion
                             Identifiable Assets           Capital Expenditures            and Amortization
----------------------------------------------------------------------------------------------------------------
                         1995     1994       1993       1995      1994       1993      1995       1994      1993
----------------------------------------------------------------------------------------------------------------
Marine Group           $   935   $   381   $   400      $  8      $  6      $  4       $ 23      $ 20      $ 25
Armored Vehicles           237       239       296         8         5         5          9        10        11
Other                      317       344       359         3         6         4          5         8         5
Corporate*               1,675     1,709     1,580        13         6         1          1         1        15
----------------------------------------------------------------------------------------------------------------
                       $ 3,164   $ 2,673   $ 2,635      $ 32      $ 23      $ 14       $ 38      $ 39      $ 56
----------------------------------------------------------------------------------------------------------------

* Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development, net assets of discontinued operations and prepaid pension cost.

BUSINESS ENVIRONMENT

BACKGROUND

The company's primary business has historically been supplying weapons systems to the U.S. government. In 1990, U.S. defense budgets, which had been declining since 1985, began falling sharply in response to the end of the Cold War. Management anticipated that the budget declines were structural in that, for the foreseeable future, there would be fewer new weapons systems required which would result in excess capacity in the industry. Accordingly, management believed there would be a necessary contraction and consolidation of the U.S. defense industry. To date, management's analysis of these developments has proved to be true as evidenced by declines, in real terms, in the defense budget and by the number of industry combinations.

         In response to this changing business environment, management initiated a program requiring its major businesses to be market leaders and to have "critical mass" - the appropriate size to retain key capabilities and ensure economies of scale, and sought to meet these criteria through mergers, acquisitions, or sales of businesses if necessary. In following this strategy, the company sold in prior years its Tactical Military Aircraft, Missile Systems and Space Launch Systems businesses. In 1995, the company acquired Bath Iron Works, a builder of surface combatant ships for the U.S. Navy. Bath Iron Works has served as the lead shipyard for 10 of 20 classes of surface combatants built for the Navy since World War II, and its backlog includes contracts for the delivery of 10 DDG 51 destroyers. Navy plans call for the construction of an additional 25 destroyers which are expected to be allocated between Bath Iron Works and its principal competitor. With the company's marketing experience, Bath Iron Works is now looking to pursue international defense customers for its products and services.

         More recently, on February 12, 1996, the company announced it had agreed to buy the assets of Teledyne Vehicle Systems (TVS), an operating unit of Teledyne Inc., for $55 in cash. The acquisition is subject to certain conditions, including clearance by the appropriate governmental agencies. TVS specializes in combat vehicles as well as mobility systems, suspension technology, and diesel engines for armored vehicle markets world-wide. The acquisition brings the company's share of the U.S. Army's Crusader Advanced Field Artillery System (Crusader) program to more than 25 percent. TVS is also a subcontractor on the company's candidate for the U.S. Marine Corps' Advanced Amphibious Assault Vehicle (AAAV) development program. TVS will be reported in the company's Armored Vehicles segment.

LEGISLATIVE DEVELOPMENTS

MARINE GROUP. For fiscal year 1996 (FY96), Congress approved $700 million of the remaining $1.5 billion funding required for the third Seawolf, and $1.25 billion for the continued design and long-lead materials for construction of the first two ships of the NSSN program. The third Seawolf provides the level of construction activity necessary to maintain operation of all of Electric Boat's facilities until construction begins on the NSSN. Current Department of Defense (DoD) plans call for the construction of the NSSN lead ship to begin at Electric Boat in 1998, with a total of 30 ships in the program. Current Congressional directives call for the first four NSSNs to be equally allocated between Electric Boat and its competitor, with competition on subsequent ships. Also in 1995, Congress approved the procurement of an additional DDG 51 destroyer in 1996, which is expected to be directed to the company, and provided funding for the design and construction of the lead ship in the LPD 17 class amphibious assault ship program. Bath Iron Works is teamed with other major contractors competing for the LPD 17 which the Navy anticipates to be a 12-ship program.

         ARMORED VEHICLES. The U.S. Army has begun a program to upgrade over 1,000 of its M1 Abrams tanks to the M1A2 configuration by the year 2003. For FY96, Congress approved the authority to enter into a multi-year contract under this program, and included the first year's funding. This contract should stabilize domestic tank production and provide the foundation for further international opportunities. Congress also approved funding for four armored vehicle programs in which the company is participating. The first is a four-year program to upgrade approximately 90 Fox Nuclear, Biological and Chemical Reconnaissance System (Fox) vehicles. The second is the Heavy Assault Bridge which is currently under development and is expected to enter production late in the decade. In addition, the company (including TVS) is teamed with two other contractors on the Crusader development contract which could lead to a production program worth as much as $13 billion. Finally, the company is competing for the AAAV development contract which is expected to be awarded in mid-1996 and followed by a multibillion dollar production program in the next decade. Additional funding was also approved for the FY96 SINCGARS procurement which the Army plans to continue to dual source.

STRATEGIC FOCUS

The company is working closely with its customers to meet demands for capability and affordability at significantly reduced procurement rates. Accordingly, management is continuing to focus on aggressively reengineering the cost structures of all operations to create highly efficient businesses capable of operating profitably at significantly lower volumes. With DoD initiatives to reduce its own infrastructure, additional opportunities may be available for greater involvement in overhaul, maintenance, upgrade and modification work. In addition, the company continues to explore ways to utilize its financial capacity to strengthen its operations through both internal and external investments. Accordingly, management will continue to consider the benefits of corporate business combinations and financial restructuring options to further enhance the value of the company.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

BACKLOG

The following table shows the approximate backlog of the company as calculated at December 31, 1995 and 1994, and the portion of the December 31, 1995, backlog not reasonably expected to be filled in 1996:

                                      December 31
-------------------------------------------------------------
                                                   Not Filled
                          1995           1994        in 1996
-------------------------------------------------------------
Marine Group             $ 3,671       $ 2,486       $ 1,932
Armored Vehicles             959         1,378           303
Other                        597           698           540
-------------------------------------------------------------
    Funded Backlog       $ 5,227       $ 4,562       $ 2,775
-------------------------------------------------------------
    Total Backlog        $ 7,386       $ 6,006       $ 4,759
-------------------------------------------------------------

         Funded backlog represents the total estimated remaining sales value of authorized work that has been appropriated by Congress, and authorized and funded by the procuring agency. Funded backlog also includes amounts for long-term coal contracts. To the extent backlog has not been funded, there is no assurance that congressional appropriations or agency allotments will be forthcoming.

         In January 1996, the company agreed to the initial terms of a nine-year, $1.5 billion contract for design of the NSSN, and is currently negotiating the contracts for the construction of the third Seawolf and the upgrade of M1 tanks. While this new business was appropriated by Congress, it was not authorized as of year end and, therefore, not reflected in the December 31, 1995, backlog data reported above.

RESULTS OF OPERATIONS

MARINE GROUP. Net sales increased $151 in 1995 due primarily to the acquisition of Bath Iron Works. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements. The operating results of Bath Iron Works have been included with those of the company from the closing date, September 13, 1995.

         Excluding the results of Bath Iron Works, net sales and operating earnings decreased over 5 percent during 1995 due primarily to decreased construction activity on the Trident and Los Angeles class attack submarine
(688) programs, partially offset by increased engineering and design work on the NSSN. The company delivered the final 688 and one Trident in 1995. The two remaining Tridents are scheduled for delivery in 1996 and 1997, while the first two Seawolf Submarines are scheduled for delivery in 1996 and 1998. Accordingly, submarine construction revenues will continue to decline as the company delivers these ships.

         As these long-term submarine programs near completion, operating risks are diminishing and the benefits of cost reduction efforts are being realized. Accordingly, the company regularly assesses the estimated earnings at completion on these programs. Based on such an assessment, the earnings rate on the Trident program was increased in the second quarter of 1995. Previously, the earnings rates on both the 688 and Trident programs were increased in the third quarter of 1994. These earnings rate increases partially offset the effect on operating earnings of decreased construction volume.

         Net sales for the Marine Group are expected to increase in 1996 due to the operating results of Bath Iron Works being included in the company's results for a full year, which more than offsets the expected decline in submarine construction revenue. However, operating earnings are not expected to increase proportionately due to the lower margin currently being earned on the destroyer program as compared to the margins reported by the mature submarine programs in 1995.

         Net sales decreased $31 during 1994 due primarily to decreased submarine construction activity. Operating earnings increased $51 during 1994 due primarily to the earnings rate increases on the Trident and 688 programs.

         ARMORED VEHICLES. Net sales decreased $134 during 1995 due primarily to decreased M1 production, as well as related spare parts and engineering work. Production of 315 tanks for Saudi Arabia was completed in 1994 and was only partially replaced in 1995 by increased activity on the domestic upgrade program, resulting in an overall decrease in M1 revenue. However, the M1 program still accounted for nearly one half of Armored Vehicles' revenues in 1995. With volume on the upgrade program expected to remain at similar levels in 1996 and production of 218 M1A2 tanks for Kuwait completed in the first quarter of 1996, M1 revenues will continue to decrease in 1996. Because the procurement rate of the upgrade program is significantly less than previous domestic tank production programs, the company is seeking to supplement volumes by further expanding international sales and by participating in other armored vehicle programs.

         Operating earnings were unchanged in 1995 due to the increase in the earnings rates on the M1 and SINCGARS programs in the third quarter of 1994 which offset the aforementioned volume decrease. The current M1 program earnings rate, which yields a substantially higher margin than other armored vehicle business, has benefited from the company's cost reengineering efforts and conservative revenue recognition practices during the early stages of the program when greater uncertainty as to operating risks existed. Due to the method of pricing business under government contracts, the cost reengineering benefits the company is currently realizing will be passed on to the customer in future contracts and will result in new business that will yield a lower margin than the current contracts which complete in 1996. However, the company will continue its cost-cutting efforts which may enhance the margins on these new contracts.

         Production levels continued to increase on the SINCGARS program during 1995. The company began recognizing earnings on the program during the third quarter of 1994 due to improving performance and the favorable impact of the approximate 40 percent share of the FY94 dual-source competitive procurement. The company was awarded an approximate 45 percent share of the FY95 procurement and anticipates at least a similar share in FY96.

         Through 1995, the company has delivered 383 of the 499 M1A1 kits it is under contract to manufacture for Egypt. Recently, the government of Egypt exercised an option to purchase an additional 31 kits. Revenues from the coproduction program are expected to remain relatively even through the end of 1996 as production completes in mid-1997.

         Net sales decreased $102 in 1994 due primarily to the completion of the Fox program in the fourth quarter of 1993. Operating earnings decreased $34 during 1994 due primarily to the absence of approximately $40 of nonrecurring revenue from the close-out of certain non-production contracts in 1993.

         OTHER. Operating earnings decreased during the three year period ended 1995 due primarily to the declining market conditions for the company's coal operations.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased during 1994 due primarily to a lower provision for state and local income taxes. State and local income taxes, which are allocable to U.S. government contracts, were significantly higher in 1993 as a result of the tax on the gain on disposal of the Tactical Military Aircraft business.

         INTEREST, NET. The company's interest income varies from period to period based primarily on the average balance of cash and equivalents and marketable securities. The average balance has fluctuated significantly during the last three years as a result of transactions such as the sales of businesses and special distributions to shareholders.

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

         PROVISION FOR INCOME TAXES. The company is litigating the disallowance of a research and experimentation tax credit refund claim relating to certain prior years' tax returns. The outcome of this litigation could have a material favorable impact on the company's results of operations and financial condition. For further discussion of this and other tax litigation, as well as a discussion of the company's net deferred tax asset, see Note E to the Consolidated Financial Statements.

         DISCONTINUED OPERATIONS. The company has sold or intends to sell certain businesses which are accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. Earnings from operations increased in 1995 due primarily to the MD-11 program at the company's Commercial Aircraft Subcontracting business. Previously, the company had ceased earnings recognition on the MD-11 program due to uncertainties surrounding its completion. As a result of resolving these and other matters related to the shut-down of the operations, the company began recognizing earnings on the program once again in 1995. Due to the completion of the MD-11 program in early 1996, earnings from discontinued operations are expected to decrease in 1996. Operating results also improved in 1994 without the loss recognized by the company's Space Launch Systems business in 1993. For a discussion of the financial impact from the disposal of discontinued operations, see Note C to the Consolidated Financial Statements.

         NEW ACCOUNTING STANDARDS. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in March 1995 and No. 123, "Accounting for Stock-Based Compensation," in October 1995. SFAS 121 requires a company to adjust the carrying value of long-lived assets and certain identifiable intangibles if their value is determined to be impaired as defined by the standard. SFAS 123 encourages companies to adopt a fair value approach to valuing stock options which would require a charge to earnings in the period the options are granted. Companies are permitted to continue to follow the current method of accounting for stock options with supplemental disclosures as to the pro forma impact of applying the new method. The company is required to adopt the provisions of these standards in 1996 and expects the standards will not have a material impact on the results of operations or financial condition.

FINANCIAL CONDITION

The company's liquidity and financial condition continued to improve during 1995 as the balance of cash and equivalents and marketable securities increased from $1,059 at December 31, 1994, to $1,095 at December 31, 1995. A discussion of the company's financial condition in terms of its operating, investing and financing activities as defined in the Consolidated Statement of Cash Flows follows.

         OPERATING ACTIVITIES - CONTINUING. The net cash provided by continuing operations as reported on the Consolidated Statement of Cash Flows is summarized by type as follows:

                                                  Year Ended December 31
----------------------------------------------------------------------------------
                                          1995             1994            1993
----------------------------------------------------------------------------------
Operations                               $  405         $  343           $  344
Allocated federal income
     tax payments                           (89)           (89)             (78)
Purchase of marketable
     securities, net                       (203)          (136)            (109)
Other                                        33             (6)              24
----------------------------------------------------------------------------------
                                         $  146         $  112           $  181
----------------------------------------------------------------------------------

         The four types of cash flows are described as follows:

- Operations represent the pre-tax cash flows generated by the company's three business segments. Cash flows from operations generally approximate operating earnings plus depreciation. In 1995, cash flows from operations increased due to a reduction in operating working capital, but the company expects cash flows to return to historical levels in 1996.

- For purposes of preparing the Consolidated Statement of Cash Flows, federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

- As the company classifies its marketable securities as trading securities in accordance with SFAS 115, the net purchases are included in operating activities on the Consolidated Statement of Cash Flows.

- Other cash flows include items which are not directly attributable to a business segment such as interest received from investments in excess of interest paid on debt. Other cash flows were negative in 1994 due primarily to the payment of previously deferred compensation.

         For a discussion of environmental matters and other contingencies, see Note O to the Consolidated Financial Statements. The company believes that the amount it has recorded with respect to these matters is adequate, and any amount by which the liability exceeds the recorded amount would not be deemed material to the company's financial condition or results of operations.

         OPERATING ACTIVITIES - DISCONTINUED. The net cash provided by discontinued operations increased during 1995 and 1994 due to lower allocated federal income tax payments, improved operating cash flows and a decrease in payments for disposition related liabilities. In 1993, tax payments included approximately $180 related to the gain on disposal of the company's Tactical Military Aircraft business. The improvement in operating cash flows was due primarily to the receipt of scheduled payments by the company's Commercial Aircraft Subcontracting business in accordance with the terms of the termination agreement with McDonnell Douglas Corporation (for further discussion, see Note C to the Consolidated Financial Statements). Net cash provided by discontinued operations is expected to decrease significantly in 1996 due to the completion of operations at the Commercial Aircraft Subcontracting business and the payment of its deferred federal income tax liability.

         INVESTING ACTIVITIES. As previously discussed, the company acquired Bath Iron Works Corporation on September 13, 1995, for $300 in cash. In December 1995, the company received a purchase price adjustment of $8 in accordance with the terms of the purchase agreement.

         The company has received proceeds of $1.8 billion over the last three years from the sale of discontinued operations (for a discussion of individual transactions, see Note C to the Consolidated Financial Statements). The company has also received proceeds over the last three years from the sale of excess assets and miscellaneous investments, including $37 in 1993 from the sale of its investment in Federal Express Corporation stock.

         As part of the sale of discontinued operations, certain properties located primarily in southern California were retained by the company. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. The company has retained outside experts to support the development of plans which will maximize the market value of these properties. The company does not expect to hold these properties long term. Development work began on certain of these properties during 1994 which is the primary reason for the overall increase in the company's capital expenditures for the past two years.

         FINANCING ACTIVITIES. In the first quarter of 1995, the company's board of directors declared an increased regular quarterly dividend of $.375 per share, reflecting the board's confidence in the sustainability of the cash flows generated by the company's continuing operations. The company had previously increased the dividend to $.35 and $.30 per share in March 1994 and September 1993, respectively.

         In 1994, the company's board of directors reconfirmed management's authority to repurchase, at its discretion, up to 3 million shares of the company's common stock. During 1994, the company repurchased approximately 530,000 shares of its stock on the open market for a total of $22.

         The company made three special distributions to shareholders during 1993 totaling $1,531. The special distributions represent substantially all of the funds available for tax-advantaged distribution to shareholders from the sales of businesses under the company's 1992 plan of contraction (for further discussion, see Note D to the Consolidated Financial Statements). Also during 1993, the company redeemed the entire series of 9 3/8 percent Notes which had a face value of $100 and the remaining $45 of 5 3/4 percent Debentures.

         The company expects to generate sufficient funds from operations to meet both its short and long-term liquidity needs. In addition, the company has the capacity for long-term borrowings and currently has a committed, short-term $600 line of credit. The line of credit expires in May 1996 at which time the company anticipates renewing or replacing it if deemed appropriate.

CONSOLIDATED STATEMENT OF EARNINGS
--------------------------------------------------------------------------------

                                                                                 Year Ended December 31
-------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)                         1995              1994               1993
-------------------------------------------------------------------------------------------------------------------
NET SALES                                                             $ 3,067          $  3,058           $  3,187
OPERATING COSTS AND EXPENSES                                            2,752             2,737              2,878
-------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                        315               321                309
Interest, net                                                              55                22                 36
Other income, net                                                           5                --                 68
-------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                   375               343                413
Provision for income taxes                                                128               120                143
-------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                       247               223                270
DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Earnings (loss) from operations                                            55                --                (30)
Gain on disposal                                                           19                15                645
-------------------------------------------------------------------------------------------------------------------
                                                                           74                15                615
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                          $   321          $    238           $    885
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE:
Continuing operations                                                 $  3.92          $   3.53           $   4.34
Discontinued operations:
     Earnings (loss) from operations                                      .88                --               (.48)
     Gain on disposal                                                     .30               .24              10.37
-------------------------------------------------------------------------------------------------------------------
                                                                      $  5.10          $   3.77           $  14.23
-------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                           December 31
------------------------------------------------------------------------------------------------
(Dollars in millions)                                              1995                   1994
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and equivalents                                             $   215               $    382
Marketable securities                                                880                    677
------------------------------------------------------------------------------------------------
                                                                   1,095                  1,059
Accounts receivable                                                  105                    104
Contracts in process                                                 567                    351
Net assets of discontinued operations                                 68                     44
Other current assets                                                 178                    239
------------------------------------------------------------------------------------------------
Total Current Assets                                               2,013                  1,797
------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Leases receivable-finance operations                                 213                    220
Real estate held for development                                     136                    128
Property, plant and equipment, net                                   398                    264
Other assets                                                         404                    264
------------------------------------------------------------------------------------------------
Total Noncurrent Assets                                            1,151                    876
------------------------------------------------------------------------------------------------
                                                                 $ 3,164               $  2,673
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                 $   130               $    134
Other current liabilities                                            729                    492
------------------------------------------------------------------------------------------------
Total Current Liabilities                                            859                    626
------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt                                                        38                     39
Long-term debt-finance operations                                    132                    157
Other liabilities                                                    568                    535
Commitments and contingencies (See Note O)
------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                         738                    731
------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 84,387,336)            98                     87
Retained earnings                                                  2,087                  1,860
Treasury stock (shares held 1995, 21,141,961; 1994, 21,391,547)     (625)                  (631)
Unrealized gain on investments                                         7                     --
------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                         1,567                  1,316
------------------------------------------------------------------------------------------------
                                                                 $ 3,164               $  2,673
------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                          Year Ended December 31
-----------------------------------------------------------------------------------------------------------
(Dollars in millions)                                               1995          1994               1993
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                     $  321         $   238            $  885
Adjustments to reconcile net earnings to net
     cash provided by continuing operations -
Discontinued operations                                             (74)            (15)             (615)
Depreciation, depletion and amortization                             38              39                56
Decrease (Increase) in -
     Marketable securities                                         (203)           (136)             (109)
     Accounts receivable                                             21             (42)                6
     Contracts in process                                             6              91               (10)
     Leases receivable - finance operations                          14              15                14
     Other current assets                                            21               6                (8)
Increase (Decrease) in -
     Accounts payable and other current liabilities                 (22)           (105)              (73)
     Current income taxes                                             3              27                60
     Deferred income taxes                                           36               4                 5
Other, net                                                          (15)            (10)              (30)
-----------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                          146             112               181
Net cash provided (used) by discontinued operations                  84              31              (438)
-----------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Operating Activities                    230             143              (257)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Bath Iron Works                                        (292)             --                --
Proceeds from sale of discontinued operations                        24             259             1,534
Proceeds from sale of investments and other assets                   13              17                60
Capital expenditures                                                (32)            (23)              (14)
Other                                                                (5)             --                --
-----------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Investing Activities                   (292)            253             1,580
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt                                                    (2)             (2)             (146)
Repayment of debt - finance operations                              (15)            (14)              (15)
Dividends paid                                                      (92)            (84)              (56)
Special distributions to shareholders                                --              --            (1,531)
Purchase of common stock                                             --             (22)               --
Proceeds from option exercises                                        4              14                 8
-----------------------------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                              (105)           (108)           (1,740)
-----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                    (167)            288              (417)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                           382              94               511
-----------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                              $  215         $   382            $   94
-----------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

(Dollars in millions, except per share amounts)           Common Stock                                Treasury Stock    Unrealized
                                             -----------------------------------      Retained   ----------------------   Gain on
                                              Shares           Par      Surplus       Earnings      Shares       Amount Investments
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                  84,387,336      $  84       $   --      $   2,432     22,545,130     $  642    $ --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                              885
Cash dividends declared ($1.00 per share)                                                 (62)
Special distributions to shareholders                                                  (1,546)
Shares issued under Incentive
     Compensation Plan                                                       8                      (721,306)       (18)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                  84,387,336         84            8          1,709     21,823,824        624      --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                              238
Cash dividends declared ($1.40 per share)                                                 (87)
Shares purchased                                                                                     529,600         22
Shares issued under Incentive
     Compensation Plan                                                      (5)                     (961,877)       (15)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                  84,387,336         84            3          1,860     21,391,547        631      --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                              321
Cash dividends declared ($1.50 per share)                                                 (94)
Shares issued under Incentive
     Compensation Plan                                                      11                      (249,586)        (6)
Unrealized gains on available-for-
     sale securities                                                                                                          7
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                  84,387,336      $  84       $   14      $   2,087     21,141,961     $  625    $  7
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

         SALES AND EARNINGS UNDER LONG-TERM CONTRACTS AND PROGRAMS. Major defense programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates. These rates are applied to contract costs, including general and administrative expenses, for the determination of sales and operating earnings. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

         Any anticipated losses on contracts or programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $234, $234 and $292 in 1995, 1994 and 1993, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

         INTEREST, NET. Interest income was $59, $27 and $40 in 1995, 1994 and 1993, respectively. Interest expense of $6 was allocated to discontinued businesses in 1993 on the ratio of net assets of discontinued operations to consolidated net assets. Interest expense incurred by the company's finance operations totaled $13, $13 and $15, in 1995, 1994 and 1993, respectively, and is classified as operating costs and expenses. Interest payments for the total company were $18, $16 and $28 in 1995, 1994 and 1993, respectively.

         NET EARNINGS PER SHARE. As there is no material dilution, net earnings per share is based upon the weighted average number of common shares outstanding during each period. Prior period amounts have been restated to present simple earnings per share. The weighted average shares were 63.0, 63.1 and 62.2 million in 1995, 1994 and 1993, respectively.

         CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company considers securities with a remaining maturity of three months or less when purchased to be cash equivalents. Marketable securities consist primarily of investment grade tax-exempt municipal notes and bonds, commercial paper, and other short-term investment funds.

         ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivable), are included in contracts in process.

         REAL ESTATE HELD FOR DEVELOPMENT. As a result of the sale of businesses, certain properties were retained by the company. These properties are carried at the lower of cost or net realizable value.

         PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at cost net of accumulated depreciation. The company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of coal properties is computed using the units-of-production method.

         IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset. The company is required to adopt this standard on January 1, 1996. The company believes that adoption will not have a material impact on its financial condition or results of operations.

         INTANGIBLE ASSET. The intangible asset related to the destroyer program is amortized on a straight-line basis over an estimated benefit period of 25 years. The intangible asset is included in other assets on the Consolidated Balance Sheet.

         ENVIRONMENTAL LIABILITIES. The company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. Cleanup and other environmental exit costs related to sold businesses were recorded at the time of disposal. Recorded liabilities have not been discounted. To the extent the U.S. government has specifically agreed to pay the ongoing maintenance and monitoring costs at sites currently used in the conduct of the company's government contracting business, these costs are treated as contract costs and recognized as paid.

         CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

B.       ACQUISITIONS

On September 13, 1995, the company closed an agreement to purchase Bath Iron Works Corporation for approximately $300 in cash. In December 1995, the company received a purchase price adjustment of $8 in accordance with the terms of the purchase agreement. Bath Iron Works is a builder of surface combatant ships for the U.S. Navy and has a backlog which currently includes contracts for the delivery of 10 DDG 51 destroyers. The transaction has been accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been primarily recorded as an intangible asset related to the destroyer program and amounted to approximately $140. Operating results of Bath Iron Works have been included with those of the company from the closing date.

         The following pro forma combined financial information presents the historical results of operations of the company and Bath Iron Works for the years ended December 31, 1995 and 1994, with pro forma adjustments as if Bath Iron Works had been acquired as of the beginning of the periods presented. The pro forma information is not necessarily indicative of what the results of operations actually would have been if the transaction had occurred on the date indicated, or of future results of operations.

                                          Year Ended December 31
                                                (Unaudited)
-----------------------------------------------------------------
                                           1995             1994
-----------------------------------------------------------------
Net Sales                                $ 3,705          $ 3,951
-----------------------------------------------------------------
Earnings From Continuing Operations      $   260          $   242
-----------------------------------------------------------------
     Per Share                           $  4.13          $  3.84
-----------------------------------------------------------------

         On February 12, 1996, the company announced an agreement to purchase the assets of Teledyne Vehicle Systems (TVS) for approximately $55 in cash. The acquisition is subject to certain conditions, including clearance by the appropriate governmental agencies. TVS specializes in combat vehicles as well as mobility systems, suspension technology, and diesel engines for armored vehicle markets worldwide.

C. DISCONTINUED OPERATIONS

TACTICAL MILITARY AIRCRAFT. In March 1993, the company closed the sale of its Tactical Military Aircraft business to Lockheed Corporation for $1,525 in cash. The company recognized a gain on disposal of $645, or $10.37 per share, net of income taxes of $331. Any contingencies associated with the terminated A-12 aircraft program (see discussion at Note P) have been retained by the company.

         SPACE LAUNCH SYSTEMS. On May 1, 1994, the company closed the sale of its Space Launch Systems business to Martin Marietta Corporation for $209 in cash. The company recognized a gain on disposal of $15, or $.24 per share, net of income taxes of $8.

         COMMERCIAL AIRCRAFT SUBCONTRACTING. On July 1, 1994, the company and McDonnell Douglas Corporation (McDonnell Douglas) announced an agreement to terminate their contract for the company's production of fuselage sections for the MD-11 jetliner. Under the agreement, the responsibility for production of fuselages was transferred from the company's Commercial Aircraft Subcontracting business to McDonnell Douglas with the delivery of the 166th shipset in early 1996. Also as part of the agreement, all previous unnegotiated contract changes were settled. The company's Commercial Aircraft Subcontracting business ceased operations after the completion of its obligations under this agreement.

         OTHER. During 1995, the company closed the sale of the remaining concrete pipe and ready-mix operations of its Material Service business for $24 in cash. In addition, the company recognized a portion of its deferred gain from a prior disposal as a result of the favorable resolution of a contingency. The company recognized a gain on these transactions of $19, or $.30 per share, net of income taxes of $6.

         During 1994, the company closed the sales of the lime, brick and a portion of the concrete pipe operations of its Material Service business for a total of $50 in cash. No gains or losses were recognized on the sales.

         EARNINGS FROM OPERATIONS. The operating results of discontinued operations are:

                                            Year Ended December 31
------------------------------------------------------------------------
                                      1995          1994           1993
------------------------------------------------------------------------
Net sales                            $ 467        $  644         $ 1,474
------------------------------------------------------------------------
Earnings (loss) before
     income taxes                    $  84        $   --         $   (44)
Provision (credit) for
     income taxes                       29            --             (14)
------------------------------------------------------------------------
Net earnings (loss)                  $  55        $   --         $   (30)
------------------------------------------------------------------------
Net earnings (loss) per share        $ .88        $   --         $  (.48)
------------------------------------------------------------------------

         The 1993 results reflect a charge of $25 ($16 after tax, or $.26 per share), related to Space Launch Systems' Commercial Atlas Expendable Launch Vehicle program. This charge was the direct result of launch failures in that period.

         NET ASSETS OF DISCONTINUED OPERATIONS. The assets and liabilities of discontinued operations are:

                                         December 31
---------------------------------------------------------
                                    1995            1994
---------------------------------------------------------
Current assets                     $  43           $  52
Noncurrent assets                     99             124
---------------------------------------------------------
Total Assets                       $ 142           $ 176
---------------------------------------------------------
Current liabilities                $  64           $  79
Noncurrent liabilities                10              53
---------------------------------------------------------
Total Liabilities                  $  74           $ 132
---------------------------------------------------------
Net Assets                         $  68           $  44
---------------------------------------------------------

D. SPECIAL DISTRIBUTIONS TO SHAREHOLDERS

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

                                 Charged to Retained Earnings
----------------------------------------------------------------
Date Declared                   Paid       Deferred      Total
----------------------------------------------------------------
March 18                      $   612       $ 10        $   622
June 2                            551          8            559
September 15                      368          5            373
----------------------------------------------------------------
                              $ 1,531       $ 23        $ 1,554
----------------------------------------------------------------

         The deferred portion of the distributions relates to restricted shares. These amounts are payable as the restrictions lapse. In addition, as the deferred amounts represent deductible compensation for federal income tax purposes when the restrictions on the related shares lapse, the company recorded a tax benefit of $8 directly to retained earnings related to the distributions. The total of the three special distributions represents substantially all of the funds available for tax-advantaged distribution to shareholders.

E. INCOME TAXES

The provision for federal income taxes for continuing operations is summarized as follows:

                        Year Ended December 31
-------------------------------------------------
                     1995        1994       1993
-------------------------------------------------
Current              $  92      $ 116      $ 138
Deferred                36          4          5
-------------------------------------------------
                     $ 128      $ 120      $ 143
-------------------------------------------------

         The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:

                                    Year Ended December 31
----------------------------------------------------------------
                                1995         1994         1993
----------------------------------------------------------------
Statutory income tax rate       35.0%       35.0%         35.0%
Other                            (.9)         --           (.4)
----------------------------------------------------------------
Effective income tax rate       34.1%       35.0%         34.6%
----------------------------------------------------------------

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                  December 31
----------------------------------------------------------------
                                              1995          1994
----------------------------------------------------------------
Accrued costs on disposed businesses         $  96         $ 107
A-12 termination                                96            90
Long-term contract costing methods              63           120
Coal mining liabilities                         24            27
Other                                          130           157
----------------------------------------------------------------
Deferred Assets                              $ 409         $ 501
----------------------------------------------------------------
Lease income                                 $  77         $  79
Commercial pension asset                        40            40
Intangible asset                                23            --
Other                                           60            66
----------------------------------------------------------------
Deferred Liabilities                         $ 200         $ 185
----------------------------------------------------------------
Net Deferred Asset                           $ 209         $ 316
----------------------------------------------------------------

         No material valuation allowance was required for the company's deferred tax assets at December 31, 1995 and 1994. The current portion of the net deferred tax asset is $120 and $185 at December 31, 1995 and 1994, respectively, and is included in other current assets on the Consolidated Balance Sheet. Deferred taxes for the discontinued operations which have not yet been sold or ceased operations are included in the net assets of discontinued operations on the Consolidated Balance Sheet.

         The company made federal income tax payments of $83, $107 and $316 in 1995, 1994 and 1993, respectively.

         The Internal Revenue Service (IRS) has completed its examination of the company's consolidated tax returns through the year 1989. Certain issues related to the years 1977 through 1986 are in litigation (for further discussion see Note O). Other issues related to the years 1987 through 1989 have been protested to the IRS Appeals Division. In addition, the IRS is currently examining the company's consolidated tax returns for the years 1990 through 1993. As the company has recorded liabilities for tax contingencies, resolution of these matters is not expected to have a material unfavorable impact on the company's financial condition or results of operations.

         In addition, the company has filed refund claims for approximately $275 (plus interest) in additional research and experimentation tax credits for the years 1981-1990. A portion of the claims relates to the years 1981-1986 and is part of the litigation discussed above, while the remaining claims are being contested at the IRS administrative level. As the ultimate allowance of these claims is expected to be dependent upon the outcome of the litigation, no benefits will be recognized until the completion of the litigation.

         The provision for state and local income taxes, which is allocable to U.S. government contracts, is included in operating costs and expenses.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

F. CONTRACTS IN PROCESS

Contracts in process consist of the following:

                                                                   December 31
------------------------------------------------------------------------------------
                                                              1995            1994
------------------------------------------------------------------------------------
Contract costs and estimated profits                        $  5,916        $ 4,072
Other costs                                                      398            160
------------------------------------------------------------------------------------
                                                               6,314          4,232
------------------------------------------------------------------------------------
Less advances and progress payments                            5,747          3,881
------------------------------------------------------------------------------------
                                                            $    567        $   351
------------------------------------------------------------------------------------

         Contracts costs include production costs and related overhead, including general and administrative expenses. Other costs primarily represent amounts required to be recorded under GAAP which are not currently allocable to contracts, such as a portion of the company's estimated workers' compensation, retiree medical and environmental expenses. These costs have been deferred because their recovery under contracts is considered probable based on existing backlog. If the level of backlog in the future does not support the continued deferral of these costs, their recognition could impact the profitability of the company's remaining contracts.

         Under the contractual arrangements by which progress payments are received, the U.S. government asserts that it has a security interest in the contracts in process identified with the related contracts.

G. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

                                                                   December 31
------------------------------------------------------------------------------------
                                                              1995            1994
------------------------------------------------------------------------------------
Land and improvements                                       $     80        $    72
Coal reserves                                                     52             52
Buildings and improvements                                       212            152
Machinery and equipment                                          864            797
------------------------------------------------------------------------------------
                                                               1,208          1,073
Less accumulated depreciation,
     depletion and amortization                                  810            809
------------------------------------------------------------------------------------
                                                            $    398        $   264
------------------------------------------------------------------------------------

         Certain of the company's armored vehicle plant facilities are provided by the U.S. government.

H. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

                                                                   December 31
------------------------------------------------------------------------------------
                                                              1995            1994
------------------------------------------------------------------------------------
Workers' compensation                                       $    233        $   162
Retirement benefits                                              199             50
Salaries and wages                                                74             56
A-12 termination liability and legal fees                         38             61
Other                                                            185            163
------------------------------------------------------------------------------------
                                                            $    729        $   492
------------------------------------------------------------------------------------

I. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                   December 31
------------------------------------------------------------------------------------
                                                              1995            1994
------------------------------------------------------------------------------------
9.95% Debentures due 2018                                   $     39        $    39
Other                                                             --              2
------------------------------------------------------------------------------------
                                                                  39             41
------------------------------------------------------------------------------------

Less:
Unamortized discount                                               1              1
Current portion                                                   --              1
------------------------------------------------------------------------------------
                                                            $     38        $    39
------------------------------------------------------------------------------------

         Annual sinking fund payments to retire the 9.95 percent Debentures, will commence in 2011. Among the restrictions under the Indenture covering the unsecured Debentures are provisions limiting the company's ability to secure additional debt through mortgages on existing properties and sale and leaseback transactions of principal properties as defined.

         The company may borrow up to $600 under a committed, short-term line of credit. Under the line of credit, the company pays a fee on the commitment and would pay interest at varying rates based on market conditions. There were no borrowings under the line of credit during 1995 and 1994.

J. OTHER LIABILITIES

Other liabilities consist of the following:

                                                                   December 31
------------------------------------------------------------------------------------
                                                              1995            1994
------------------------------------------------------------------------------------
Accrued costs on disposed businesses                        $    274        $   306
Coal mining related liabilities                                   69             73
Other                                                            225            156
------------------------------------------------------------------------------------
                                                            $    568        $   535
------------------------------------------------------------------------------------

         The company has recorded liabilities for contingencies retained by the company related to disposed businesses. These liabilities include retiree medical, environmental, legal and the estimated cost of facility dispositions and other costs contemplated as a result of the company's plan of contraction.

         The company has certain liabilities which are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it operates. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially-determined estimate of future claims that will be awarded to current and former employees is discounted based on a rate of
7.25 percent at December 31, 1995 and 1994, respectively. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the production lives of the mines.

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

L. FINANCE OPERATIONS

The company owns three liquefied natural gas (LNG) tankers which have been leased to a nonrelated company. The leases are financed through Title XI Bonds which are secured by the LNG tankers. Under Title XI financing, the debt is guaranteed by the U.S. government with no recourse to the company. Accordingly, in the event the lessee defaults on the lease payments, the company is not obligated to repay the debt.

         The following is a summary of the comparative financial statements for the finance operations:

BALANCE SHEET DATA

                                                  December 31
                                            1995               1994
---------------------------------------------------------------------
ASSETS
Leases receivable                         $  222              $ 236
Due from parent                               72                 83
---------------------------------------------------------------------
                                          $  294              $ 319
---------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt                                      $  146              $ 161
Income taxes                                  77                 79
Shareholder's equity                          71                 79
---------------------------------------------------------------------
                                          $  294              $ 319
---------------------------------------------------------------------

EARNINGS DATA

                                                Year Ended December 31
-------------------------------------------------------------------------------
                                           1995          1994            1993
-------------------------------------------------------------------------------
Interest income                           $   17        $   16          $   17
Interest expense and
     income taxes                             14            14              16
-------------------------------------------------------------------------------
Net earnings                              $    3        $    2          $    1
-------------------------------------------------------------------------------

         On October 1, 1995, the leases were extended from 2004 through the year 2009. These leases are classified as direct financing leases. The lease extension increased aggregate future minimum lease payments and unearned interest income, but did not alter the company's net investment in leases receivable. The components of the company's net investment in the leases receivable are as follows:

                                               December 31
--------------------------------------------------------------
                                           1995          1994
--------------------------------------------------------------
Aggregate future minimum
     lease payments                        $ 380        $ 288
Unguaranteed residual value                   38           38
Less unearned interest income                196           90
--------------------------------------------------------------
                                           $ 222        $ 236
--------------------------------------------------------------

         The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

         Semiannual sinking fund payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The interest rate on the debt varies from 8 percent to 9 percent, with a weighted average rate of 8.1 percent. The schedule of principal payments for the next five years is $14 in 1996, $15 in 1997, $16 in 1998, $18 in 1999, and $19 in 2000.

M. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments are as follows:

                                                 December 31
-----------------------------------------------------------------------------------
                                    1995                            1994
-----------------------------------------------------------------------------------
                           Carrying         Fair        Carrying            Fair
                            Amount          Value        Amount             Value
-----------------------------------------------------------------------------------
Cash and equivalents
     and marketable
     securities            $ 1,095        $ 1,095        $ 1,059          $ 1,059
Other investments               50             50             --               --
Long-term debt                  38             43             40               42
Long-term debt-
     finance
     operations                146            168            161              163
-----------------------------------------------------------------------------------

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

         Fair value is based on quoted market prices, except for long-term debt-finance operations where fair value is based on a risk-adjusted discount rate.

         The company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. The company determined all of its investments classified as cash equivalents and marketable securities are trading securities as defined by SFAS 115 and as such are recorded at fair value. Unrealized gains and losses (the adjustment to fair value) recognized in earnings during 1995 and 1994 on these securities were not significant.

         Included in other investments at December 31, 1995, are equity securities of $10 whose sale are restricted for a period of less than one year. Also included in other investments at December 31, 1995, are U.S. government obligations of $40 that are restricted for payment of workers' compensation benefits under an agreement with the State of Maine. The amortized cost of the U.S. government obligations is $39 at December 31, 1995. Approximately $9 of these obligations matures within one year, and $31 matures between 1997 and 2000.

         Both investments are available-for-sale securities as defined by SFAS 115 and as such are recorded at fair value. The unrealized gain of $7, net of income taxes of $4, is classified as a separate component of shareholders' equity at December 31, 1995. The proceeds from the sale and the realized gain on sale of these investments was $7 in 1995.

         The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $85 and $105 at December 31, 1995 and 1994, respectively. The company knows of no event of default which would require it to satisfy these guarantees and, therefore, the fair value of these contingent liabilities is considered immaterial.

N. OTHER INCOME, NET

Other income, net consists of the following:

                                              Year Ended December 31
------------------------------------------------------------------------------
                                       1995            1994             1993
------------------------------------------------------------------------------
Gain on sale of Federal
Express Corporation stock             $  --           $ --            $   37
Amortization of gain on
sale of DSD                              --              7                26
Gain on sale of equity
securities                                7             --                --
Other, net                               (2)            (7)                5
------------------------------------------------------------------------------
                                      $   5           $ --            $   68
------------------------------------------------------------------------------

         As stated in Note M, the company realized gains from the sale of investments classified as available-for-sale securities of $7 in 1995.

         During 1993, the company redeemed its remaining 53/4 percent Debentures which were exchangeable for shares of Federal Express Corporation common stock owned by the company and having no book value. As a result, the company sold these shares during the third quarter of 1993 for $37, with the corresponding gain reported as other income.

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

O. COMMITMENTS AND CONTINGENCIES

LITIGATION. On January 7, 1991, the U.S. Navy terminated for default a contract with the company and McDonnell Douglas for the full-scale development of the U.S. Navy's A-12 aircraft. The U.S. Navy demanded repayment of unliquidated progress payments, plus interest. The company and McDonnell Douglas have a claim pending against the U.S. government in the Court of Federal Claims (see Note P).

         On March 8, 1993, a class action lawsuit, Berchin et al v. General Dynamics Corporation and William A. Anders, was filed in the Federal District Court for the Southern District of New York. The suit alleges violations of various provisions of the federal securities laws, fraud, negligent misrepresentation, and breach of fiduciary duty by the defendants with regard to disclosures made, or omitted with regard to the subsequent divestiture of core businesses, which disclosures were contained in the company's tender offer completed in July 1992. The parties have reached a tentative agreement to settle the litigation, which agreement must be approved by the Court. The expected settlement will not have a material impact on the company's financial condition or results of operations.

         Certain issues related to the IRS audit of the company's consolidated federal income tax returns for the years 1977 through 1986 were not resolved at the administrative level. Accordingly, in July 1994, the company received a Statutory Notice of Deficiency from the IRS which the company is contesting in the U.S. Tax Court. The company has accrued an amount which is expected to be adequate to cover any liability arising from this matter. Also, as part of the Tax Court litigation, the company is contesting the disallowance by the IRS of its refund claim for additional research and experimentation tax credits for the years 1981 through 1986. The company's position is that it is entitled to a tax credit for certain research performed pursuant to fixed price government contracts. The company believes that its position has been strengthened by the recent decision in Fairchild Industries v. United States, which held for the taxpayer on this issue. The resolution of the Tax Court litigation is expected to take several years.

         On July 14, 1995, General Dynamics Corporation was served with a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics and Lloyd Thompson, seeking a declaratory judgment and rescission of certain excess loss insurance contracts covering the company's self-insured workers' compensation program at its Electric Boat division for the period July 1, 1988 to June 30, 1992. The insurance contracts cover losses of up to $30 million in excess of a $40 million point in each of the four policy years. The named plaintiff, Paul Hunt, is an individual suing on behalf of himself and other individuals who are members of the Lloyd's of London syndicates and other British insurers who have underwritten the risk. A similar lawsuit, Bath Iron Works v. Institute of London Underwriters, is pending in Maine. The company does not expect that the matter will have a material impact on the company's financial condition or results of operations.

         The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's financial condition or results of operations.

         ENVIRONMENTAL. The company is directly or indirectly involved in fourteen Superfund sites in which the company, along with other major U.S. corporations, has been designated a potentially responsible party (PRP) by the U.S. Environmental Protection Agency or a state environmental agency with respect to past shipments of hazardous waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes it is a small contributor and its liability at any individual site is not material. The company is also involved in the cleanup and remediation of various conditions at sites it currently or formerly owned or operated.

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

         OTHER. In the ordinary course of business, the company has entered into letter of credit agreements and other arrangements with financial institutions aggregating approximately $100 at December 31, 1995. For discussion of other financial guarantees, see Note M. The company's rental commitments under existing leases at December 31, 1995, are not significant.

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

P. TERMINATION OF A-12 PROGRAM

As stated in Note O, the U.S. Navy terminated the company's A-12 aircraft contract for default. The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the U.S. Navy's new carrier-based Advanced Tactical Aircraft. Both the company and McDonnell Douglas (the contractors) were parties to the contract with the U.S. Navy, each had full responsibility to the U.S. Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the U.S. Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' appeal of the termination for default, or a negotiated settlement.

         The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal and equitable relief. In the aggregate, the contractors seek to recover payment for all costs incurred in the A-12 program and its termination, including interest. The total amount sought, as updated through the end of 1995, is approximately $2.2 billion, over and above amounts previously received from the U.S. Navy. The company has not recognized any claim revenue from the U.S. Navy.

         A trial on Count XVII of the complaint, which relates to the propriety of the termination for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default, finding that the A-12 contract was not terminated for contractor default, but because the Office of the Secretary of Defense withdrew support and funding from the A-12. On December 19, 1995, following a trial on issues the U.S. government raised with respect to the contractors' performance and the U.S. Navy's knowledge thereof, the court issued an order converting the termination for default to a termination for convenience. The court has set November 1996 as the date for the trial on damages.

         The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities, and the liability associated with pursuing the litigation through trial. In the unlikely event that the court's decision converting the termination to a termination for convenience is reversed, and the contractors are ultimately found to be in default of the A-12 contract and are required to repay all unliquidated progress payments, additional pre-tax losses of approximately $675, plus interest, may be recognized by the company. This result is considered remote.

Q. INCENTIVE COMPENSATION PLAN

Under the 1988 Incentive Compensation Plan, as amended, the company may grant awards in combination of cash, common stock, stock options and restricted stock. In 1993, the company introduced a long-term incentive program which granted Performance Restricted Stock and Performance Stock Options. The terms of these grants generally provide for the quantity of restricted stock and the exercisability of the stock options to be tied to the performance of the company's stock price over a two year period. Stock options granted in 1995 did not include the aforementioned performance feature.

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

         There were 199,395 shares of restricted stock awarded in 1995, and 746,008 shares outstanding at year end. Information with respect to stock options is as follows:

                                             Year Ended December 31
-----------------------------------------------------------------------------------
                                    1995               1994              1993
-----------------------------------------------------------------------------------
NUMBER OF SHARES
     UNDER STOCK
     OPTIONS:
Outstanding at
     beginning of year              1,820,887         3,610,428         2,937,704
     Granted                          719,650           135,810         1,394,190
     Exercised                       (171,264)       (1,705,172)         (493,308)
     Canceled                         (66,550)         (220,179)         (228,158)
-----------------------------------------------------------------------------------
Outstanding at
     end of year                    2,302,723         1,820,887         3,610,428
-----------------------------------------------------------------------------------
STOCK OPTIONS
     EXERCISABLE AT
     END OF YEAR                      979,311           509,866           205,518
-----------------------------------------------------------------------------------
PRICE OF STOCK OPTIONS:
     Granted                   $43.44 - 60.44      $39.81-46.84      $46.66-50.07
     Exercised                 $ 7.21 - 47.00      $ 7.21-23.56      $ 7.21-39.16
     Canceled                  $ 7.58 - 47.00      $18.06-47.00      $ 7.58-38.19
     Outstanding               $ 7.21 - 60.44      $ 7.21-47.00      $ 7.21-47.00
-----------------------------------------------------------------------------------

         At December 31, 1995, 1,346,617 treasury shares have been reserved for options which may be granted in the future in addition to the shares reserved for issuance on the exercise of options outstanding.

         Federal income tax benefits of $3, $21 and $7 were credited to shareholders' equity during 1995, 1994 and 1993, respectively, primarily as a result of the exercise of non-qualified stock options which generated deductions for the company equal to the difference between the market price at the date of exercise and the option price.

R. RETIREMENT PLANS

PENSION. The company has seven trusteed noncontributory defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

         It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

    Net periodic pension cost for the total company included the following:

                                               Year Ended December 31
------------------------------------------------------------------------------
                                        1995           1994             1993
------------------------------------------------------------------------------
Service cost-benefits earned
     during period                    $   47         $    65          $   70
Interest cost on projected
      benefit obligation                 158             146             164
Actual loss (gain) on
     plan assets                        (933)            152            (350)
Net amortization and deferral            737            (334)            129
------------------------------------------------------------------------------
                                      $    9         $    29          $   13
------------------------------------------------------------------------------

         The following table sets forth the plans' funded status:

                                                   December 31
-----------------------------------------------------------------------
                                             1995                1994
-----------------------------------------------------------------------
Actuarial present value of
     benefit obligations:
     Vested benefit obligation            $ (2,453)           $ (1,780)
-----------------------------------------------------------------------
     Accumulated benefit obligation       $ (2,487)           $ (1,814)
-----------------------------------------------------------------------
     Projected benefit obligation         $ (2,657)           $ (1,946)
Plans' assets at fair value                  3,441               2,429
-----------------------------------------------------------------------
Plans' assets in excess of
     projected benefit obligation              784                 483
Unrecognized net gain                         (607)               (196)
Unrecognized prior service cost                257                 315
Unrecognized net asset at
     January 1, 1986                           (47)                (56)
-----------------------------------------------------------------------
Prepaid pension cost                      $    387            $    546
-----------------------------------------------------------------------

         Assumptions used in accounting for the plans are as follows:

                                               December 31
--------------------------------------------------------------------------
                                    1995          1994            1993
--------------------------------------------------------------------------
Discount rate                          7%            8%               7%
Varying rates of increase in
     compensation levels
     based on age                 4.5-10%       4.5-10%          4.5-10%
Expected long-term rate of
     return on assets                  8%            8%               8%
--------------------------------------------------------------------------

         Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Reflecting the movement in interest rates, the company decreased its discount rate assumption from 8 percent to 7 percent at December 31, 1995, which increased the projected benefit obligation approximately $280.

         Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

         Since 1992, the company has deferred gains realized by the commercial plan for the purpose of offsetting any costs associated with its final disposition, either through reversion or other actions. These deferred gains have been classified against the prepaid pension cost related to the commercial plan of approximately $220 resulting in the recognition of a net asset of $115 at December 31, 1995 and 1994, which is included in other noncurrent assets on the Consolidated Balance Sheet.

         The company's contractual arrangements with the U.S. government provide for the recovery of contributions to the company's government plans. Historically, the amount contributed to these plans, charged to contracts and included in net sales has exceeded the net periodic pension cost included in operating costs and expenses as determined under SFAS 87. Therefore, the company has deferred recognition of earnings resulting from the difference between contributions and net periodic pension cost to provide better matching of revenues and expenses. Similarly, pension settlements and curtailments under the government plans have also been deferred. As the U.S. government will receive an equitable interest in the excess assets of a government pension plan in the event of plan termination, the aforementioned deferrals have been classified against the prepaid pension cost related to the government plans resulting in the recognition of no net asset on the Consolidated Balance Sheet.

         In 1995, the company realized curtailment losses of approximately $120, including the cost of special termination benefits which amounted to $50, in connection with retirement incentive programs at its government contracting business. These losses, which have been deferred as described above, were the primary reason for the overall decrease in prepaid pension cost in 1995.

         At December 31, 1995, approximately 90 percent of the plans' assets are invested in securities of the U.S. government or its agencies, and 10 percent in mortgage-backed securities and diversified corporate fixed income securities.

         In addition to the defined benefit plans, the company provides eligible employees the opportunity to participate in savings plans that permit contributions on both a pre-tax and after-tax basis. Generally, salaried employees and certain hourly employees with at least one year of continuous service are eligible to participate. Under most plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund which invests in the company's common stock. The company's contributions amounted to $25, $30 and $43 in 1995, 1994 and 1993, respectively. Approximately 6 million shares of the company's common stock were held by the plans at both December 31, 1995 and 1994, respectively.

         The company also sponsors several unfunded non-qualified supplemental executive plans that provide participants with additional benefits, including any excess of such benefits over limits imposed on qualified plans by federal law. The recorded liability and expense related to these plans are not material to the company's results of operations and financial condition.

         OTHER POSTRETIREMENT BENEFITS. The company maintains plans providing retiree medical coverage for many of its current and former employees. The coverage provided and the extent to which the retirees share in the cost of the program vary throughout the company. Postretirement life insurance benefits are also provided to certain retirees. These benefits vary by employment status and age, service and salary level at retirement. Both medical and life insurance benefits are provided only to those employees who retire directly from the service of the company and not to those who terminate service/seniority prior to eligibility for retirement.

         The company established and began funding a Voluntary Employee's Beneficiary Association (VEBA) trust in 1992 for certain plans in the amount of their related annual net periodic postretirement benefit cost under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The remaining plans are primarily funded as claims are received.

         The net periodic postretirement benefit cost for the total company included the following:

                                                        Year Ended December 31
-------------------------------------------------------------------------------------
                                                 1995            1994          1993
-------------------------------------------------------------------------------------
Service cost - benefits earned
     during period                              $   8           $  12          $ 13
Interest cost on projected
     benefit obligation                            51              51            41
Actual loss (gain) on plan assets                 (32)              1            (6)
Amortization of unrecognized
     transition obligation                         35              44            40
Net amortization and deferral                      20              (7)            1
-------------------------------------------------------------------------------------
                                                $  82           $ 101          $ 89
-------------------------------------------------------------------------------------

         The following table sets forth the plans' funded status:

                                                                December 31
-------------------------------------------------------------------------------
                                                            1995         1994
-------------------------------------------------------------------------------
Accumulated postretirement benefit
     obligation:
     Retirees                                             $  483       $  405
     Other fully eligible participants                        43           73
    Other active participants                                162          195
-------------------------------------------------------------------------------
                                                             688          673
Less plans' assets at fair value                             179          134
-------------------------------------------------------------------------------
Obligation in excess of plans' assets                        509          539
Unrecognized transition obligation                          (272)        (428)
Unrecognized net loss                                         (6)          (2)
Unrecognized prior service cost                               (4)          --
-------------------------------------------------------------------------------
Accrued postretirement benefit obligation                 $  227       $  109
-------------------------------------------------------------------------------

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

Assumptions used in accounting for the plans are as follows:

                                                    December 31
-------------------------------------------------------------------------------
                                          1995         1994          1993
-------------------------------------------------------------------------------
Discount rate                                 7%           8%            7%
Expected long-term rate of
     return on assets                         8%           8%            8%
Assumed health care cost trend
     rate for next year:
     Post-65 claim groups                     7%           8%            9%
     Pre-65 claim groups                 9.5-13%     10.5-14%      11.5-15%
-------------------------------------------------------------------------------

         As stated above, the company decreased its discount rate assumption from 8 percent to 7 percent at December 31, 1995, which increased the accumulated postretirement benefit obligation approximately $60. In addition, the obligation decreased approximately $80 in 1995 due to certain plan amendments.

         The health care cost trend rates are assumed to gradually decline to
4.5 percent and 5 percent for post-65 and pre-65 claim groups, respectively, in the year 2004 and thereafter over the projected payout period of the benefits.

         The effect of a one percent increase each year in the health care cost trend rate used would result in an increase of $68 in the accumulated postretirement benefit obligation at December 31, 1995, and an increase of $7 in the aggregate of the service and interest cost components of the 1995 net periodic cost.

         At December 31, 1995, approximately 55 percent of the trusts' assets were invested in securities of the U.S. government and its agencies, 35 percent in diversified U.S. common stocks, and 10 percent in mortgage-backed securities.

         The company's contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA and costs based on claims paid. The net periodic postretirement benefit cost calculated pursuant to SFAS 106 exceeds the company's cost currently allocable to contracts. To the extent the company has contracts in backlog sufficient to recover the excess SFAS 106 cost, the company is deferring the charge in contracts in process until such time that the cost is allocable to contracts. Similarly, the company is deferring curtailments, including a $50 loss realized in 1995 in connection with the previously discussed retirement incentive programs.

         The company has certain employees covered by multiemployer plans, including the fund established by the Coal Industry Retiree Health Benefit Act of 1992 (the Act). The company estimates its obligation under the Act to former employees to be approximately $25 at December 31, 1995. The Act also provides for the allocation of beneficiaries who cannot be assigned to an employer. The company's obligation related to such beneficiaries cannot be determined at this time. The company accounts for its contributions related to these plans on the cash basis in accordance with GAAP.

S. BUSINESS SEGMENT INFORMATION

The company's primary business is supplying weapons systems to the U.S. government. For a discussion of the company's business segments, including their current business environment, operating results and related uncertainties, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.

T. QUARTERLY DATA (UNAUDITED)

                                                                                      Common Stock
--------------------------------------------------------------------------------------------------------
                                                                           Market Price
                                                                               Range
                             Net    Operating   Net      Net Earnings  ---------------------- Dividends
                            Sales   Earnings  Earnings    Per Share     High          Low     Declared
--------------------------------------------------------------------------------------------------------
1995
     4th Quarter (b)      $   893    $   83   $   88        $  1.40    $ 63         $  51 3/8     $.375
     3rd Quarter (b)          718        77       91           1.45      56 1/8        44 1/8      .375
     2nd Quarter              703        76       82           1.30      48 1/4        42 1/2      .375
     1st Quarter              753        79       60            .95      47 1/2        42 3/8      .375
--------------------------------------------------------------------------------------------------------
1994
     4th Quarter          $   724    $   82   $   58        $   .92    $ 45 1/8     $  38 1/4     $ .35
     3rd Quarter              714        77       54            .85      46 5/8        38           .35
     2nd Quarter (a)          820        82       71           1.13      45            39           .35
     1st Quarter              800        80       55            .87      47 5/8        41 3/16      .35
--------------------------------------------------------------------------------------------------------

Note: Quarterly data is based on a 13 week period.

(a) Includes gain from the sale of the Space Launch Systems business which increased net earnings and net earnings per share by $15 and 24 cents, respectively. See Note C.

(b) Includes results from Bath Iron Works which was acquired on September 13, 1995. See Note B.

STATEMENT OF FINANCIAL RESPONSIBILITY
--------------------------------------------------------------------------------

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

         The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.

/s/ MICHAEL J. MANCUSO                  /s/ JOHN W. SCHWARTZ
------------------------                ------------------------
Michael J. Mancuso                      John W. Schwartz
Vice President and                      Controller
Chief Financial Officer






REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                       /s/ ARTHUR ANDERSEN LLP
                                       ---------------------------
                                           ARTHUR ANDERSEN LLP
Washington, D.C.,
February 12, 1996

GENERAL DYNAMICS CORPORATION
-------------------------------------------------

SELECTED FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

                                                                   1995         1994       1993         1992          1991
--------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share and per employee amounts)
SUMMARY OF OPERATIONS
Net sales                                                        $  3,067    $  3,058    $  3,187     $  3,225      $  3,161
Operating costs and expenses                                        2,752       2,737       2,878        2,970         2,950
Interest, net                                                          55          22          36           27            10
Provision (credit) for income taxes                                   128         120         143            5(a)        (82)(b)
Earnings from continuing operations                                   247         223         270          305(a)        274(b)
Earnings per share from
     continuing operations (d)                                       3.92        3.53        4.34         4.03(a)       3.20(b)
Cash dividends on common stock                                       1.50        1.40        1.00          .80           .50
Sales per employee                                                152,100(c)  143,900     138,100      121,500       102,800
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT DECEMBER 31
Cash and equivalents and marketable securities                   $  1,095    $  1,059    $    585     $    943      $    812
Property, plant and equipment, net                                    398         264         302          339           380
Total assets                                                        3,164       2,673       2,635        3,530         4,177
Long-term debt (including current portion)                             38          40          38          183           613
Long-term debt - finance operations
     (including current portion)                                      146         161         175          190           204
Shareholders' equity                                                1,567       1,316       1,177        1,874         1,980
     Per share                                                      24.78       20.89       18.81        30.30         23.62
--------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
Funded backlog                                                   $  5,227    $  4,562    $  5,487     $  6,780      $  8,214
Total backlog                                                       7,386       6,006       7,015        8,488         9,846
Shares outstanding at December 31 (in millions)                      63.2        63.0        62.6         61.8          83.8
Weighted average shares outstanding (in millions)(d)                 63.0        63.1        62.2         75.6          85.6
Common shareholders of record at December 31                       22,930      23,935      24,496       26,158        33,078
Active employees at December 31:
     Total company                                                 27,700      24,200      30,500       56,800        80,600
     Excluding discontinued operations                             26,800      21,300      23,100       26,500        30,700
--------------------------------------------------------------------------------------------------------------------------------

(a) Includes a $95 gain ($1.26 per share) from the recognition of research and experimentation and investment tax credits.

(b) Includes a $140 gain ($1.64 per share) from an adjustment to the company's deferred income tax liability.

(c) Excludes Bath Iron Works for comparative purposes.

(d) Simple earnings per share is presented for 1993-1995, fully diluted earnings per share is presented for 1991-1992.





38