Form 10-K, Exhibit 13
period 1996-12-31
GENERAL DYNAMICS CORP
filed 1997-03-21
CIK 40533

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts)

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of the Results of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements that include, but are not limited to, projections of revenues, earnings, segment performance, cash flows and contract awards. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including the company's successful execution of internal performance plans; performance issues with key suppliers and subcontractors; labor negotiations; changing priorities or reductions in the U.S. government defense budget; and termination of government contracts due to unilateral government action.

BUSINESS OVERVIEW

The company's primary business is supplying weapons systems and services to the U.S. government and its international allies. Over the last decade, U.S. defense budgets have declined sharply in response to the end of the Cold War. Consequently, there has been a necessary contraction and consolidation by participants in the defense industry. As part of the industry consolidation in the early 1990s, management focused on strengthening certain businesses by both internal and external means, while divesting other businesses. Further, management has been focusing on developing and providing its customers with advanced technological solutions to meet operational requirements, while continually improving cost structure. These efforts have created highly efficient businesses that are positioned to capture new programs and contracts. Through early 1997, the company's businesses have been awarded new programs with the potential for significant production, as well as several important contracts on existing programs. Since September 1995, the company has acquired for approximately $800 the net assets of four businesses that have strengthened the company's franchises. These acquisitions have been and are expected to be immediately accretive to earnings. As a result of these internal and external actions, the company doubled total backlog between September 1995 and January 1997.

    The company intends to continue to strengthen its current businesses by pursuing acquisitions that bring real value to its shareholders, affordability to its customers and that address the following strategic criteria:

    -  offer the opportunity to achieve savings through consolidation;

    -  leverage on the company's operating strength and core competencies;

    -  broaden product lines;

    -  provide technology that improves the company's competitive position;

    -  result in marketplace leadership.

The company may not be able to achieve each of these goals in each acquisition.

    Management believes there may be additional opportunities to acquire new franchises outside of its current market area on favorable financial terms. With increasing cash flows and earnings, virtually no debt, and approximately $700 in funds on hand after the most recent acquisition, the company has the financial capacity to take advantage of these potential opportunities.

EARNINGS FROM CONTINUING                OPERATING CASH FLOWS
OPERATIONS

1994      $223                         1994       $248
1995      $247                         1995       $349
1996      $270                         1996       $415


BUSINESS SEGMENTS

The company comprises two major business segments: Marine and Combat Systems Groups, as well as miscellaneous businesses classified as Other. The Marine Group includes Electric Boat, which designs and builds nuclear submarines for the U.S. Navy; Bath Iron Works (BIW), which designs and builds surface combatants for the U.S. Navy; and American Overseas Marine, which provides ship management services for the U.S. government on prepositioning and ready reserve ships.

    The Combat Systems Group, formerly the Armored Vehicles segment, includes Land Systems which designs and manufactures the M1 Series Abrams Main Battle Tank for the U.S. Army and international customers, along with other armored vehicle products. On March 29, 1996, Land Systems purchased the assets of Teledyne Vehicle Systems (Muskegon Operations), an operating unit of Teledyne Inc. Muskegon Operations specializes in combat vehicles as well as mobility systems, suspension technology and diesel engines for armored vehicle markets world-wide. On January 1, 1997, the company purchased the assets of Defense Systems and Armament Systems, operating units of Lockheed Martin Corporation. Defense Systems builds light vehicles, turrets and transmissions for combat vehicles, as well as missile guidance and naval fire control systems. Armament Systems designs, develops and produces advanced gun, ammunition handling and air defense systems, and is a leader in the production of ammunition and ordnance products. The acquisition expands the company's participation in armored vehicles from heavy tanks to light vehicles, and from full platforms to major subsystems. The acquisition also creates a presence in fire control systems and components.

    A third business segment (Other) includes coal mining and aggregates operations located in Illinois, and leasing operations for liquefied natural gas tankers.

    A discussion of each business segment's backlog position, anticipated programs, operating results and outlook follows. As noted earlier, the anticipated programs of the Marine and Combat Systems Groups are subject to, among other events, changing priorities or reductions in the U.S. government defense budget. For a summary of business segment information, see Note Q to the Consolidated Financial Statements which is incorporated herein by reference.

MARINE GROUP

Backlog


1995      $5,686
1996      $7,566

In 1996, Electric Boat obtained a $1.1 billion contract for the construction of the third and final Seawolf class attack submarine. The president's fiscal year 1998 (FY98) budget, as submitted to Congress, includes $150 million to complete the funding of the third Seawolf. Also in 1996, Electric Boat obtained a $1.3 billion contract for the design of the New Attack Submarine (NSSN). Current Department of Defense plans call for 30 ships in the NSSN program. The president's FY98 budget includes approximately $3 billion in funding for the NSSN program, consisting of $400 million for continued design, $2.3 billion for construction of the first ship, and $300 million for long-lead materials for the second and third ships. Congress previously approved approximately $1.3 billion in funding for the continued design and long-lead materials for construction of the first two ships of the NSSN program.

    The company has entered into a Team Agreement with Newport News Shipbuilding and Drydock Company (Newport News) for the NSSN program. The Team Agreement provides that Electric Boat will be the prime contractor on construction contracts for the NSSNs, though construction and assembly work will be equally shared with Newport News through a subcontracting arrangement. Electric Boat will retain the lead design role. The Team Agreement requires the approval of the U.S. Navy, Department of Defense and a change in existing law which currently requires competition between Electric Boat and Newport News for construction of NSSNs after each has produced two ships. Based on estimates developed by the team, the company believes the Team Agreement will provide significant cost savings to the Navy, therefore enhancing government support for full funding of the first four ships and obtaining the required administrative and legislative approvals.

    In 1996, BIW obtained $1.1 billion in contracts for the construction of three Arleigh Burke class destroyers (DDG 51). The procurement of these DDG 51s was fully funded by Congress for FY97. BIW now has firm contracts for construction of 11 DDG 51s to be delivered through 2002. Congress has authorized the Secretary of the Navy to initiate multiyear contracts for the procurement of an additional 12 DDG 51s between FY98 and FY01. The president's FY98 budget request provides for approximately $2.8 billion in funding for the first three ships in the multiyear procurement. The Navy currently intends to allocate the 12 destroyers between BIW and its competitor.

    BIW is also a member of a three-contractor team that was recently selected to design and build the Navy's new class of amphibious transport ships (LPD 17). Congressional funding was previously approved for the design and construction of the lead LPD 17. The Navy anticipates this to be a 12-ship program. If the Navy receives congressional funding for all 12 ships, BIW has agreed with its partners that it will construct four ships. The LPD 17 award is being protested by a competing contractor team led by Litton Industries. The company believes the basis for the Navy's selection will be upheld in the appeal process.

    BIW was awarded a contract in early 1997 for the Phase II design of the Navy's arsenal ship. BIW is the leader of one of three remaining contractor teams competing for the Phase III design and construction contract which is expected to be awarded in 1998. Congress approved funding this program for FY97, and the president's FY98 budget request includes an additional $150 million in funding.

Results of Operations and Outlook

                                            -----------------------------------
                                              1996           1995          1994
                                            -----------------------------------
Net Sales                                   $2,332         $1,884         $1,733
Operating Earnings                          $  216         $  194         $  196
--------------------------------------------------------------------------------

Net sales and operating earnings increased $448 and $22, respectively, in 1996 due primarily to the acquisition of BIW. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements. The operating results of BIW have been included with those of the company from the closing date, September 13, 1995.

    Excluding the results of BIW, net sales decreased approximately 5 percent during 1996 due to lower construction activity on the Trident and Los Angeles class submarine programs. The impact of lower submarine construction activity on operating earnings was offset by an increase in the earnings rate on the Trident program. As the Trident program nears completion, performance risks have diminished and the benefits of cost reduction efforts are being realized. Accordingly, the company assessed the estimated earnings at completion on this program in the third quarter of 1996 and concluded an increase was appropriate. Previously, the earnings rate was increased in the second quarter of 1995.

    Net sales increased $151 during 1995 due primarily to the acquisition of BIW. Operating earnings were basically unchanged during 1995 as the effect of the acquisition was offset by decreased submarine construction volume.

    Looking forward, the final Trident is scheduled for delivery in 1997, while the first two Seawolf submarines are scheduled for delivery in 1997 and 1998. Accordingly, submarine construction revenues are expected to decline, but not materially, as these ships are delivered.

    BIW is realizing the benefits of reengineering efforts that are reducing costs on the DDG 51 program. At Electric Boat, as the Seawolf program matures with construction of the first ship approximately 98 percent complete and as performance improves, operating risks are expected to diminish. In addition, the NSSN program is stabilizing the business base at Electric Boat which in turn is expected to benefit all submarines under construction. As a result, return on sales of the Marine Group is expected to improve in 1997.

COMBAT SYSTEMS GROUP

Backlog

1995      $1,103
1996      $2,057


In 1996, Land Systems obtained a $1.3 billion multiyear contract for the upgrade of 600 M1 Abrams tanks over five years. This contract is a part of a U.S. Army program to upgrade over 1,000 of its M1 tanks to the M1A2 configuration by the year 2003. The president's FY98 budget request includes $600 million to fund the second year of production and long-lead procurement for the third year of the contract. Congress had previously approved funding for the first year. Based on the stated objectives of the U.S. Army, the company anticipates that this multiyear contract will be followed by an Army requirement for additional upgrades.

    Also during 1996, Land Systems obtained a contract for the development of the Advanced Amphibious Assault Vehicle (AAAV), including design and construction of at least three prototypes. Additional funds were requested in the president's FY98 budget for the AAAV development program. The Marine Corps plans to build more than 1,000 vehicles in the next decade, a production program worth as much as $4 billion.

    In addition to domestic sales, Land Systems is under contract to the U.S. Army to manufacture M1A1 kits--including hulls, turrets and other major components--to be shipped to Egypt for final assembly as part of a coproduction program. Through 1996, Land Systems delivered 482 of the 530 M1A1 kits it is under contract to manufacture. Land Systems is pursuing an order for an additional 100 kits which, if obtained, will extend the coproduction program beyond its scheduled December 1997 completion date. Land Systems continues to pursue international sales aggressively. The acquisition of Defense Systems and Armament Systems will enhance the company's international presence.

    Land Systems is one of two producers of the Single Channel Ground and Airborne Radio System (SINCGARS) for the U.S. Army. The president's FY98 budget requests $290 million in funding for SINCGARS. Land Systems was recently awarded 40 percent of the latest production contract. The Army is soliciting bids from Land Systems and its competitor and will select one contractor for the remaining two years of the production program.

    Further, the president's FY98 budget requests funding for three additional armored vehicle programs in which Land Systems is participating. The first is a four-year program to upgrade Fox Nuclear, Biological and Chemical Reconnaissance System vehicles. The second is the Heavy Assault Bridge program which is under development and is expected to enter production late this decade. The third is the Crusader Self-Propelled Howitzer development program in which the company's share is approximately 25 percent. The U.S. Army plans to build over 800 Crusader systems, a program that could be worth as much as $13 billion. The president's FY98 budget requests approximately $325 million for the Crusader, which remains the Army's largest single research and development program.

    Finally, the president's FY98 budget request supports product lines of the new Defense Systems and Armament Systems subsidiaries. This includes funding for several derivatives of the Bradley combat vehicle, Hydra Rocket production, and 60mm and 120mm mortar ordnance.

Results of Operations and Outlook

                                            -----------------------------------
                                              1996           1995          1994
                                            -----------------------------------
Net Sales                                   $1,026         $1,050         $1,184
Operating Earnings                          $  140         $  140         $  140
--------------------------------------------------------------------------------

Net sales decreased $24 during 1996 due primarily to decreased M1 production resulting from the delivery of the last of 218 M1A2 tanks to Kuwait in the first quarter of 1996. This decrease was partially offset by increased activity on the domestic upgrade program and the impact of the Muskegon Operations acquisition.

    Operating earnings were unchanged in 1996 due to slightly higher volume on the SINCGARS program and the impact of the Muskegon Operations acquisition, which offset the aforementioned decrease in M1 production.

    Net sales decreased $134 in 1995 due primarily to decreased M1 production, resulting from the delivery of the last of 315 M1A2 tanks to Saudi Arabia in late 1994. Operating earnings were unchanged in 1995 due to the increase in the earnings rate on the M1 and SINCGARS programs in the third quarter of 1994, which offset the aforementioned volume decrease.

    Looking forward, M1 revenues are expected to remain relatively even in 1997, as the multiyear upgrade contract provides for consistent production of 120 tanks in each of the next four years. Also, the outcome of the SINCGARS sole source award will not affect the company's 1997 results. However, the acquisition of Defense Systems and Armament Systems will increase overall Combat Systems Group sales in 1997.

    Defense Systems and Armament Systems earn lower margins compared to those historically reported by the company's domestic and foreign tank programs. Accordingly, operating earnings of the Combat Systems Group are expected to increase in 1997, but not proportionately to the increase in sales.

    The company continues to seek improvements in operating margins in the Combat Systems Group by the consolidation and rationalization of facilities such as the closure of Warren Logistics Center and the consolidation of electronics manufacturing at the Tallahassee facility in 1996.

Other

                                                   -----------------------------
                                                    1996        1995        1994
                                                   -----------------------------
Net Sales                                          $ 223      $ 133      $ 141
Operating Losses                                   $  (3)     $ (19)     $ (15)
--------------------------------------------------------------------------------

Net sales increased $90 and operating losses decreased $16 during 1996 due primarily to the reclassification of the aggregates business to continuing operations in the second quarter of 1996 (for further discussion see Note C to the Consolidated Financial Statements). Operating losses also decreased during 1996 due to the extension of the ship leases.

ADDITIONAL FINANCIAL INFORMATION

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased during 1996 due primarily to the acquisition of BIW. However, general and administrative expenses as a percentage of net sales have remained basically even with 1995 and 1994.

    INTEREST, NET. Interest income was $59 in 1996 and 1995, up from $27 in 1994. Interest remained the same in 1996 as in 1995 due to a similar average cash balance and average interest rate. Interest income increased in 1995 over 1994 due to an increase in the average cash balance resulting from cash from operations and asset sales, as well as higher interest rates. Interest income is expected to decrease significantly in 1997 due to a decline in the average balance resulting from the acquisition of Defense Systems and Armament Systems in early 1997.

    OTHER INCOME, NET. Other income varies from period to period based on the timing of transactions such as the sales of investments and miscellaneous assets.

    PROVISION FOR INCOME TAXES. The company is litigating the disallowance of a research and experimentation tax credit claim relating to certain prior years' tax returns. The outcome of this litigation could have a materially favorable impact on the company's results of operations and financial condition. For further discussion of this and other tax litigation, as well as a discussion of the net deferred tax asset, see Note D to the Consolidated Financial Statements.

    DISCONTINUED OPERATIONS. The company has operated certain businesses that were accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. Earnings from discontinued operations decreased in 1996, as the commercial aircraft subcontracting business ceased operations after the delivery of its final shipset, and the aggregates business was reclassified to continuing operations. Both events occurred in early 1996. For additional discussion, refer to Note C to the Consolidated Financial Statements.

    Earnings from operations increased in 1995 due primarily to the MD-11 program at the commercial aircraft subcontracting business. Previously, the company had ceased earnings recognition on the MD-11 program due to uncertainties surrounding its completion. As a result of resolving these and other matters related to the shutdown of the operations, the company began recognizing earnings on the program once again in 1995.

    For a discussion of the financial impact from the disposal of discontinued operations, see Note C to the Consolidated Financial Statements. There are no businesses classified as discontinued operations as of December 31, 1996.

    ENVIRONMENTAL MATTERS. For a discussion of environmental matters and other contingencies, see Note M to the Consolidated Financial Statements. The company believes that the amount it has recorded with respect to these matters is adequate, and any amount by which the liability exceeds the recorded amount would not be deemed material to the company's financial condition or results of operations.

    NEW ACCOUNTING STANDARDS. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in March 1995 and No. 123, "Accounting for Stock-Based Compensation," in October 1995. SFAS 121 requires a company to adjust the carrying value of long-lived assets and certain identifiable intangibles if their value is determined to be impaired as defined by the standard. The company adopted the provisions of SFAS 121 as of January 1, 1996, which had no material impact on the company's results of operations or financial condition. SFAS 123 encourages companies to adopt a fair value approach to valuing stock options which would require compensation cost to be recognized based on the fair value of stock options granted. The company has elected, as permitted by the standard, to follow its intrinsic value based method of accounting for stock options consistent with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the exercise price.

    The Accounting Standards Executive Committee issued Statement of Position
(SOP) 96-1, "Environmental Remediation Liabilities," in October 1996. SOP 96-1 provides benchmarks to aid in the determination of when environmental liabilities should be recognized, as well as requirements for what the accrual of environmental liabilities should include. The company is required to adopt the provisions of the statement in 1997 and expects the statement will not have a material impact on the results of operations or financial condition.

FINANCIAL CONDITION

The company's liquidity and financial condition remained strong during 1996 as the balance of cash and equivalents and marketable securities increased from $1,095 at December 31, 1995, to $1,155 at December 31, 1996. A discussion of the company's financial condition in terms of its operating, investing and financing activities as defined in the Consolidated Statement of Cash Flows follows.

    OPERATING ACTIVITIES--CONTINUING. The net cash provided by continuing operations as reported on the Consolidated Statement of Cash Flows is summarized by type as follows:

                                                       Year Ended December 31
                                                 -------------------------------
                                                    1996        1995        1994
                                                 -------------------------------
[S]                                              [C]          [C]        [C]
Operations                                       $   520      $ 405      $ 343
Allocated federal income tax payments               (127)       (89)       (89)
Other                                                 22         33         (6)
--------------------------------------------------------------------------------
Operating cash flows                                 415        349        248
Decrease (increase) in
    marketable securities, net                       742       (203)      (136)
--------------------------------------------------------------------------------
Net cash provided by
    continuing operations                        $ 1,157      $ 146      $ 112
--------------------------------------------------------------------------------

    The four types of cash flows are described as follows:

    - Operations represent the pretax cash flows generated by the three business segments. Cash flows from operations historically approximate operating earnings plus depreciation. In 1996 and 1995, cash flows exceeded this level due to a reduction in operating working capital. The company believes that cash flows will again exceed operating earnings plus depreciation in 1997, due to the expected favorable impact that scheduled product deliveries will have on working capital.

    - For purposes of preparing the Consolidated Statement of Cash Flows, federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each.

    - Other cash flows include items that are not directly attributable to a business segment, such as interest received from investments in excess of interest paid on debt. Other cash flows were negative in 1994 due primarily to the payment of previously deferred compensation.

    - The company classifies its marketable securities as either trading or available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the purchases, sales and maturities of trading securities are reflected as cash flows from operating activities, and the purchases, sales and maturities of available-for-sale securities are reflected as cash flows from investing activities. For additional discussion of the company's marketable securities, see Note L to the Consolidated Financial Statements. In 1996, approximately $500 of the $742 decrease in marketable securities, net, was due to the amount the company invested in available-for-sale securities as opposed to trading securities in order to favorably affect the performance of its investment portfolio.

    OPERATING ACTIVITIES--DISCONTINUED. Cash flows from discontinued operations decreased during 1996 due primarily to the commercial aircraft subcontracting business ceasing operations and the resulting higher federal income tax payments associated with the delivery of its final shipset. Cash flows from discontinued operations increased during 1995 due to lower allocated federal income tax payments, improved operating cash flows and a decrease in payments for disposition related liabilities. Cash flows from discontinued operations are expected to improve in 1997 due to lower allocated federal income tax payments. For discussion of the A-12 program litigation, see Note N to the Consolidated Financial Statements.


[PHOTO]
Michael J. Mancuso/Sr. Vice President and Chief Financial Officer

    INVESTING ACTIVITIES. As previously discussed, the company has purchased available-for-sale securities, which pursuant to SFAS 115, are classified as cash flows from investing activities. Those securities, with maturities longer than one year, are classified as noncurrent assets. Although the maturities extend beyond one year, the securities are still currently available to fund internal and external investment opportunities.

    The company received proceeds in 1995 and 1994 from the sale of discontinued operations (for a discussion of individual transactions, see Note C to the Consolidated Financial Statements). As part of the sale of discontinued operations, certain properties located in southern California were retained. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. The company has retained outside experts to support the development of plans that will maximize the value the company receives from these properties. Development work began on certain of these properties during 1994 and is included in capital expenditures.

    Cash flows from investing activities are expected to be negative in 1997, due to the effect of business acquisitions.

    FINANCING ACTIVITIES. In the first quarter of 1996, the board of directors increased the regular quarterly dividend to $.41 per share, reflecting the board's confidence in the sustainability of the cash flows generated by the company's operations. The company had previously increased the dividend to $.375 and $.35 per share in March 1995 and March 1994, respectively.

    In 1994, the board of directors reconfirmed management's authority to repurchase, at its discretion, up to 3 million shares of the company's common stock. During 1996, the company repurchased approximately 390,000 shares of its stock on the open market for a total of $23. During 1994, the company repurchased approximately 530,000 shares of its stock on the open market for a total of $22.

    The Title XI Bonds issued by the ship financing business were retired in 1996. This retirement was financed by the private placement of new bonds that are callable under certain conditions and that are also nonrecourse to the company. The refinancing had no material impact on the company's results of operations or financial condition.

    The company expects to generate sufficient funds from operations to meet both its short- and long-term liquidity needs. In addition, the company has the capacity for long-term borrowings and currently has a committed, short-term $600 line of credit. The line of credit expires in May 1997, at which time the company anticipates renewing or replacing it if deemed appropriate.

CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in millions, except per share amounts)

                                                           Year Ended December 31
                                                          ------------------------
                                                           1996     1995     1994
                                                          ------------------------
NET SALES                                                 $3,581   $3,067   $3,058
OPERATING COSTS AND EXPENSES                               3,228    2,752    2,737
----------------------------------------------------------------------------------
OPERATING EARNINGS                                           353      315      321
Interest, net                                                 55       55       22
Other income, net                                              1        5       --
----------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES      409      375      343
Provision for income taxes                                   139      128      120
----------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                          270      247      223
DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Earnings from operations                                      --       55       --
Gain on disposal                                              --       19       15
----------------------------------------------------------------------------------
                                                              --       74       15
----------------------------------------------------------------------------------
NET EARNINGS                                              $  270   $  321   $  238
----------------------------------------------------------------------------------
NET EARNINGS PER SHARE:
Continuing operations                                     $ 4.27   $ 3.92   $ 3.53
Discontinued operations:
   Earnings from operations                                   --      .88       --
   Gain on disposal                                           --      .30      .24
----------------------------------------------------------------------------------
                                                          $ 4.27   $ 5.10   $ 3.77
----------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

                                                                       December 31
                                                               ------------------------
                                         (Dollars in millions)        1996      1995
                                                               ------------------------
ASSETS

CURRENT ASSETS:
Cash and equivalents                                               $   516    $   215
Marketable securities                                                  378        880
---------------------------------------------------------------------------------------
                                                                       894      1,095
Accounts receivable                                                     97        105
Contracts in process                                                   558        567
Other current assets                                                   309        246
---------------------------------------------------------------------------------------
Total Current Assets                                                 1,858      2,013
---------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Marketable securities                                                  261         --
Leases receivable--finance operations                                  204        213
Real estate held for development                                       147        136
Property, plant and equipment, net                                     441        398
Other assets                                                           388        404
---------------------------------------------------------------------------------------
Total Noncurrent Assets                                              1,441      1,151
---------------------------------------------------------------------------------------
                                                                   $ 3,299    $ 3,164
---------------------------------------------------------------------------------------

LIABILITIES AND
SHAREHOLDERS'
EQUITY


CURRENT LIABILITIES:
Accounts payable                                                   $   182    $   130
Other current liabilities                                              651        729
---------------------------------------------------------------------------------------
Total Current Liabilities                                              833        859
---------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt                                                          38         38
Long-term debt--finance operations                                     118        132
Other liabilities                                                      596        568
Commitments and contingencies (See Note M)
---------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                           752        738
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 84,387,336)             109         98
Retained earnings                                                    2,254      2,087
Treasury stock (shares held 1996, 21,285,157; 1995, 21,141,961)       (650)      (625)
Unrealized gain on available-for-sale securities                         1          7
---------------------------------------------------------------------------------------
Total Shareholders' Equity                                           1,714      1,567
---------------------------------------------------------------------------------------
                                                                   $ 3,299    $ 3,164
---------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           Year Ended December 31
                                                      ------------------------------
                               (Dollars in millions)    1996       1995       1994
                                                      ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                          $   270    $   321    $   238
Adjustments to reconcile net earnings to net
   cash provided by continuing operations -
Discontinued operations                                    --        (74)       (15)
Depreciation, depletion and amortization                   67         38         39
Decrease (Increase) in -

   Marketable securities                                  742       (203)      (136)
   Accounts receivable                                     25         21        (42)
   Contracts in process                                    41          6         91
   Leases receivable--finance operations                    8         14         15
   Other current assets                                    --         21          6
Increase (Decrease) in -
   Accounts payable and other current liabilities           2        (22)      (105)
   Current income taxes                                    76          3         27
   Deferred income taxes                                  (61)        36          4
Other, net                                                (13)       (15)       (10)
------------------------------------------------------------------------------------
Net cash provided by continuing operations              1,157        146        112
Net cash provided (used) by discontinued operations      (121)        84         31
------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities               1,036        230        143
------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities               (986)        --         --
Sales/maturities of available-for-sale securities         484          7         --
Business acquisitions                                     (59)      (292)        --
Capital expenditures                                      (75)       (32)       (23)
Proceeds from sale of assets                               41          6         17
Proceeds from sale of discontinued operations              --         24        259
Other                                                     (10)        (5)        --
------------------------------------------------------------------------------------
Net Cash Provided (Used) by Investing Activities         (605)      (292)       253
------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt--finance operations        150         --         --
Repayment of debt--finance operations                    (158)       (15)       (14)
Dividends paid                                           (101)       (92)       (84)
Purchase of common stock                                  (23)        --        (22)
Proceeds from option exercises                              8          4         14
Other                                                      (6)        (2)        (2)
------------------------------------------------------------------------------------
Net Cash Used by Financing Activities                    (130)      (105)      (108)
------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS           301       (167)       288
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                 215        382         94
------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                   $   516    $   215    $   382
------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in millions, except per share amounts)


                                           Common Stock                              Treasury Stock      Unrealized Gain
                                -----------------------------------   Retained    -------------------   on Available-for-
                                 Shares            Par      Surplus   Earnings     Shares      Amount    Sale Securities
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993       84,387,336       $ 84        $  8      $ 1,709    21,823,824    $ 624        $--
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                238
Cash dividends declared
    ($1.40 per share)                                                       (87)
Shares purchased                                                                      529,600       22
Shares issued
   under Incentive
   Compensation Plan                                            (5)                  (961,877)     (15)
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994       84,387,336         84           3        1,860    21,391,547      631         --
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                321
Cash dividends declared
   ($1.50 per share)                                                        (94)
Shares issued
   under Incentive
   Compensation Plan                                            11                   (249,586)      (6)
Unrealized gain on
   available-for-sale
   securities                                                                                                   7
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995       84,387,336         84          14        2,087    21,141,961      625          7
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                270
Cash dividends declared
   ($1.64 per share)                                                       (103)
Shares purchased                                                                      391,900       23
Shares issued
   under Incentive
   Compensation Plan                                            11                   (248,704)       2
Change in unrealized gain
   on available-for-sale
   securities                                                                                                  (6)
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996       84,387,336       $ 84        $ 25      $ 2,254    21,285,157    $ 650       $  1
----------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts)


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the company and all majority-owned subsidiaries.

    ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $275, $234 and $234 in 1996, 1995 and 1994, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

    INTEREST, NET. Interest income was $59, $59 and $27 in 1996, 1995 and 1994, respectively. Interest expense incurred by the company's finance operations totaled $10, $13 and $13 in 1996, 1995 and 1994, respectively, and is classified as operating costs and expenses. Interest payments for the total company were $14, $18 and $16 in 1996, 1995 and 1994, respectively.

    NET EARNINGS PER SHARE. As there is no material dilution, net earnings per share is based upon the weighted average number of common shares outstanding during each period. The weighted average shares were 63.2, 63.0 and 63.1 million in 1996, 1995 and 1994, respectively.

    CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company considers securities with a remaining maturity of three months or less when purchased to be cash equivalents. Marketable securities consist primarily of corporate and municipal debt securities. Marketable securities with maturities greater than one year from the balance sheet date are classified as noncurrent.

    ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivable), are included in contracts in process.

    REAL ESTATE HELD FOR DEVELOPMENT. As a result of the sale of businesses, certain properties were retained by the company. These properties are carried at the lower of cost or net realizable value. Assets are depreciated when placed into service.

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at cost net of accumulated depreciation. The company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of mineral reserves is computed using the units-of-production method.

    IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the company estimates the future cash flows expected to result from the use or sale of the asset. The adoption of the standard did not have a material impact on the company's financial condition or results of operations.

    INTANGIBLE ASSETS. Intangible assets, net of accumulated amortization, were $149 and $138 at December 31, 1996 and 1995, respectively. These assets are related to contracts and programs acquired, and are amortized over the estimated benefit period of 25 years. Costs in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods, primarily 40 years. Goodwill, net of accumulated amortization, was $16 and $11 at December 31, 1996 and 1995, respectively. The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment. Any impairment would be recorded in the current period.

    ENVIRONMENTAL LIABILITIES. The company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. Cleanup and other environmental exit costs related to sold businesses were recorded at the time of disposal. Recorded liabilities have not been discounted. To the extent that the U.S. government has specifically agreed to pay the ongoing maintenance and monitoring costs at sites currently used in the conduct of the company's government contracting business, these costs are treated as contract costs and recognized as paid.

    STOCK-BASED COMPENSATION. The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" in October 1995. SFAS 123 encourages companies to adopt a fair value approach to valuing stock options that would require compensation cost to be recognized based on the fair value of stock options granted. The company has elected, as permitted by the standard, to continue to follow its intrinsic value based method of accounting for stock options consistent with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the exercise price.

    CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. ACQUISITIONS

Effective September 13, 1995, the company purchased the stock of Bath Iron Works Corporation (BIW) for approximately $300 in cash. This transaction has been accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been primarily recorded as an intangible asset related to the destroyer program. Operating results of BIW have been included with those of the company from the closing date.

    The following pro forma combined financial information presents the historical results of operations of the company and BIW for the years ended December 31, 1995 and 1994, with pro forma adjustments as if BIW had been acquired as of the beginning of the periods presented. The pro forma information is not necessarily indicative of what the results of operations actually would have been if the transaction had occurred on the date indicated, or of future results of operations.

                                                                  Year Ended
                                                                  December 31
                                                            --------------------
(Unaudited)                                                  1995           1994
                                                            --------------------
Net Sales                                                  $3,705         $3,951
--------------------------------------------------------------------------------
Earnings From Continuing Operations                        $  260         $  242
--------------------------------------------------------------------------------
        Per Share                                          $ 4.13         $ 3.84
--------------------------------------------------------------------------------

    Effective March 29, 1996, the company purchased the assets of Teledyne Vehicle Systems (Muskegon Operations), an operating unit of Teledyne Inc., for approximately $55 in cash. Muskegon Operations specializes in combat vehicles as well as mobility systems, suspension technology and diesel engines for armored vehicle markets worldwide. This transaction has been accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been recorded as intangible assets related to the Muskegon Operations' product lines and goodwill. The results of the Muskegon Operations are included with those of the company from the closing date. Pro forma results are not presented because the effects of the acquisition are not material to the company's results of operations or financial condition.

    Effective January 1, 1997, the company purchased the assets of Defense Systems and Armament Systems, operating units of Lockheed Martin Corporation, for approximately $450 in cash. Defense Systems builds light vehicles, turrets and transmissions for combat vehicles, as well as missile guidance and naval fire control systems. Armament Systems designs, develops and produces advanced gun, ammunition handling and air defense systems, and is a leader in the production of ammunition and ordnance products. The transaction will be accounted for under the purchase method of accounting. The results of Defense Systems and Armament Systems will be included with those of the company in 1997.

C. DISCONTINUED OPERATIONS

SPACE LAUNCH SYSTEMS. On May 1, 1994, the company closed the sale of its Space Launch Systems business to Martin Marietta Corporation for $209 in cash. The company recognized a gain on disposal of $15, or $.24 per share, net of income taxes of $8.

    COMMERCIAL AIRCRAFT SUBCONTRACTING. On July 1, 1994, the company and McDonnell Douglas Corporation (McDonnell Douglas) announced an agreement to terminate their contract for the company's production of fuselage sections for the MD-11 jetliner. Under the agreement, the responsibility for production of fuselages was transferred from the company's commercial aircraft subcontracting business to McDonnell Douglas, with the delivery of the 166th shipset in early 1996. The company's commercial aircraft subcontracting business ceased operations after the completion of its obligations under this agreement.

    OTHER. In early 1996, the aggregates operations of the company's Material Service business were reclassified to continuing operations. During 1995 and 1994 the company sold the lime, brick, concrete pipe and ready-mix operations. As the results of operations and financial condition of Material Service are not material to the company, prior periods have not been restated to reflect this reclassification.

    In addition, during 1995, the company recognized a portion of its deferred gain from a prior disposal as a result of the favorable resolution of a contingency.

    There are no businesses classified as discontinued operations as of December 31, 1996.

    EARNINGS FROM OPERATIONS. The operating results of discontinued operations are:

                                                     Year Ended December 31
                                                  ------------------------------
                                                    1996       1995      1994
                                                  ------------------------------
Net sales                                         $ 28      $ 467     $ 644
--------------------------------------------------------------------------------
Earnings before income taxes                      $ --      $  84     $  --
Provision for income taxes                          --         29        --
--------------------------------------------------------------------------------
Net earnings                                      $ --      $  55     $  --
--------------------------------------------------------------------------------
Net earnings per share                            $ --      $ .88     $  --
--------------------------------------------------------------------------------

D. INCOME TAXES

The provision for federal income taxes for continuing operations is summarized as follows:

                                                      Year Ended December 31
                                                --------------------------------
                                                  1996       1995      1994
                                                --------------------------------
Current                                          $ 200      $  92     $ 116
Deferred                                           (61)        36         4
--------------------------------------------------------------------------------
                                                 $ 139      $ 128     $ 120
--------------------------------------------------------------------------------

    The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:

                                                     Year Ended December 31
                                                --------------------------------
                                                     1996      1995      1994
                                                --------------------------------
Statutory income tax rate                           35.0%      35.0%     35.0%
Other                                               (1.0)       (.9)     --
--------------------------------------------------------------------------------
Effective income tax rate                           34.0%      34.1%     35.0%
--------------------------------------------------------------------------------

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:


                                                              December 31
                                                        ------------------------
                                                            1996        1995
                                                        ------------------------
Long-term contract costing methods                          $117      $  63
A-12 termination                                              91         96
Accrued costs on disposed businesses                          90         96
Coal mining liabilities                                       27         24
Other                                                        125        130
--------------------------------------------------------------------------------
Deferred Assets                                             $450      $ 409
--------------------------------------------------------------------------------
Lease income                                                $ 74      $  77
Commercial pension asset                                      43         40
Intangible asset                                              33         23
Other                                                         30         60
--------------------------------------------------------------------------------
Deferred Liabilities                                        $180      $ 200
--------------------------------------------------------------------------------
Net Deferred Asset                                          $270      $ 209
--------------------------------------------------------------------------------

    No material valuation allowance was required for the company's deferred tax assets at December 31, 1996 and 1995. The current portion of the net deferred tax asset is $231 and $120 at December 31, 1996 and 1995, respectively, and is included in other current assets on the Consolidated Balance Sheet.

    The company made federal income tax payments of $199, $83 and $107 in 1996, 1995 and 1994, respectively.

    The Internal Revenue Service (IRS) has completed its examination of the company's consolidated tax returns through the year 1989. Certain issues related to the years 1977 through 1986 are in litigation (for further discussion see Note M). Other issues related to the years 1987 through 1989 have been protested to the IRS Appeals Division. In addition, the IRS is currently examining the company's consolidated tax returns for the years 1990 through 1993. As the company has recorded liabilities for tax contingencies, resolution of these matters is not expected to have a materially unfavorable impact on the company's financial condition or results of operations.

    Further, the company has filed refund claims for approximately $275 (plus interest) in additional research and experimentation tax credits for the years 1981 through 1990. A portion of the claims relates to the years 1981 through 1986 and is part of the litigation discussed above, while the remaining claims are being contested at the IRS administrative level. As the ultimate allowance of these claims is expected to be dependent upon the outcome of the litigation, no benefits will be recognized until the completion of the litigation.

    The provision for state and local income taxes, which is allocable to U.S. government contracts, is included in operating costs and expenses.

E. CONTRACTS IN PROCESS

Contracts in process consist of the following:

                                                               December 31
                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Contract costs and estimated profits                      $ 6,076    $5,916
Other costs                                                   352       398
--------------------------------------------------------------------------------
                                                            6,428     6,314
Less advances and progress payments                         5,870     5,747
--------------------------------------------------------------------------------
                                                          $   558    $  567
--------------------------------------------------------------------------------

    Contract costs include production costs and related overhead, including general and administrative expenses. Other costs primarily represent amounts required to be recorded under GAAP that are not currently allocable to contracts, such as a portion of the company's estimated workers' compensation, retiree medical and environmental expenses. These costs have been deferred because their recovery under contracts is considered probable based on existing backlog. If the level of backlog in the future does not support the continued deferral of these costs, their recognition could affect the profitability of the company's remaining contracts.

    Under the contractual arrangements by which progress payments are received, the U.S. government asserts that it has a security interest in the contracts in process identified with the related contracts.

F. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:


                                                               December 31
                                                          ----------------------
                                                             1996      1995
                                                          ----------------------
Land and improvements                                      $   78    $   80
Mineral reserves                                               93        52
Buildings and improvements                                    250       212
Machinery and equipment                                       974       864
--------------------------------------------------------------------------------
                                                            1,395     1,208
Less accumulated depreciation, depletion and amortization     954       810
--------------------------------------------------------------------------------
                                                           $  441    $  398
--------------------------------------------------------------------------------

    Certain of the company's plant facilities are provided by the U.S.
government.

G. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:


                                                                December 31
                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Workers' compensation                                       $ 239     $ 233
Retirement benefits                                           179       199
Salaries and wages                                             68        74
A-12 termination liability and legal fees                      21        38
Other                                                         144       185
--------------------------------------------------------------------------------
                                                            $ 651     $ 729
--------------------------------------------------------------------------------


H. LONG-TERM DEBT

Long-term debt consists of 9.95 percent Debentures to be retired by annual sinking fund payments between 2011 and 2018. Among the restrictions under the Indenture covering the unsecured Debentures are provisions limiting the company's ability to secure additional debt through mortgages on existing properties and sale and leaseback transactions of principal properties as defined.

    The company may borrow up to $600 under a committed, short-term line of credit. Under the line of credit, the company pays a fee on the commitment and would pay interest at varying rates based on market conditions. There were no borrowings under the line of credit during 1996 or 1995.

I. OTHER LIABILITIES

Other liabilities consist of the following:

                                                               December 31
                                                        ------------------------
                                                             1996      1995
                                                        ------------------------
Accrued costs on disposed businesses                        $ 256     $ 274
Retirement benefits                                           111        65
Coal mining related liabilities                                77        69
Other                                                         152       160
--------------------------------------------------------------------------------
                                                            $ 596     $ 568
--------------------------------------------------------------------------------

    The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include retiree medical, environmental, legal and other costs.

    The company has certain liabilities that are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on a rate of 7.25 percent at December 31, 1996 and 1995, respectively. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

J. SHAREHOLDERS' EQUITY

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

K. FINANCE OPERATIONS

The company owns three liquefied natural gas (LNG) tankers that have been leased to a nonrelated company. The U.S. government guaranteed Title XI Bonds, which financed the leases, were retired in 1996. This retirement was financed by the private placement of new bonds that are also secured by the LNG tankers. The new bonds are callable under certain conditions and are also nonrecourse to the company. Accordingly, in the event the lessee defaults on the lease payments, the company is not obligated to repay the debt. The refinancing did not have a material impact on the company's results of operations or financial condition.

    The following is a summary of the comparative financial statements for the finance operations:

BALANCE SHEET DATA

                                                               December 31
                                                       -------------------------
                                                            1996      1995
                                                       -------------------------
ASSETS
Leases receivable                                           $ 214     $ 222
Due from parent                                                64        72
--------------------------------------------------------------------------------
                                                            $ 278     $ 294
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt                                                        $ 135     $ 146
Income taxes                                                   74        77
Shareholder's equity                                           69        71
--------------------------------------------------------------------------------
                                                            $ 278     $ 294
--------------------------------------------------------------------------------


EARNINGS DATA

                                                   Year Ended December 31
                                              ----------------------------------
                                                  1996       1995      1994
                                              ----------------------------------
Interest income                                   $ 23       $ 17      $ 16
Interest expense and income taxes                   17         14        14
--------------------------------------------------------------------------------
Net earnings                                      $  6       $  3      $  2
--------------------------------------------------------------------------------

    On October 1, 1995, the leases were extended from 2004 through the year 2009. These leases are classified as direct financing leases. The lease extension increased aggregate future minimum lease payments and unearned interest income, but did not alter the company's net investment in leases receivable. The components of the company's net investment in the leases receivable are as follows:

                                                               December 31
                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Aggregate future minimum
   lease payments                                           $ 349     $ 380
Unguaranteed residual value                                    38        38
Less unearned interest income                                 173       196
--------------------------------------------------------------------------------
                                                            $ 214     $ 222
--------------------------------------------------------------------------------

    The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

    Semiannual sinking fund payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The weighted average interest rate on the debt is 6.2 percent. The schedule of principal payments for the next five years is $17 in 1997, $18 in 1998, $19 in 1999, $19 in 2000, and $21 in 2001.

L. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments are as follows:

                                                  December 31
                              --------------------------------------------------
                                         1996                   1995
                              --------------------------------------------------
                                  Carrying    Fair        Carrying     Fair
                                   Amount     Value        Amount      Value
--------------------------------------------------------------------------------
Cash and equivalents                $516      $516         $215       $215
Current marketable securities:
   Trading                           138       138          880        880
   Available-for-sale                240       240           --         --
Noncurrent marketable securities:

   Available-for-sale                261       261           --         --
Other investments:
   Available-for-sale                 51        51           50         50
Long-term debt                        38        41           38         43
Long-term debt--finance operations   135       137          146        168
--------------------------------------------------------------------------------

    Fair value is based on quoted market prices, except for long-term debt--finance operations where fair value is based on a risk-adjusted discount rate.

    The company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. Through December 31, 1995, the company determined that all of its investments classified as cash equivalents and marketable securities were trading securities as defined by SFAS
115. During 1996, the company purchased securities with longer maturities, which pursuant to SFAS 115, are classified as available-for-sale. Trading securities are recorded at fair value with unrealized gains and losses (the adjustments to fair value) recognized in earnings. Available-for-sale securities are recorded at fair value with unrealized gains and losses charged to a separate component of shareholders' equity. As required by SFAS 115, purchases, sales and maturities of available-for-sale securities are classified as cash flows from investing activities. Purchases, sales and maturities of trading securities are classified as cash flows from operating activities.

    Marketable securities classified as available-for-sale at December 31, 1996, include corporate debt securities of $443 and municipal debt securities of $58. Other investments classified as available-for-sale include U.S. government debt obligations and corporate equity securities. U.S. government debt obligations are $50 and $40 at December 31, 1996 and 1995, respectively, and are restricted for payment of workers' compensation benefits under an agreement with the State of Maine. The amortized cost of U.S. government obligations is $50 and $39 at December 31, 1996 and 1995, respectively. The company's investment in equity securities is $1 and $10 at December 31, 1996 and 1995, respectively. The sale of these equity investments is restricted for a period of less than one year. The unrealized gain net of taxes for these securities was not material at December 31, 1996 and 1995, and is classified as a separate component of shareholders' equity.

    The proceeds from the sale of available-for-sale securities were $228 and $7 in 1996 and 1995. The realized gain on the sale of available-for-sale securities was not significant in each of the last three years. For debt securities classified as available-for-sale, $250 mature within one year, $283 between one and five years, and $18 between five and ten years.

    Unrealized gains and losses recognized in earnings each of the last three years on trading securities were not significant.

    The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $70 at December 31, 1996. The company knows of no event of default that would require it to satisfy these guarantees, and therefore, the fair value of these contingent liabilities is considered immaterial.

M. COMMITMENTS AND CONTINGENCIES

LITIGATION. On January 7, 1991, the U.S. Navy terminated for default a contract with the company and McDonnell Douglas for the full-scale development of the U.S. Navy's A-12 aircraft. The U.S. Navy has demanded repayment of unliquidated progress payments, plus interest. The company and McDonnell Douglas have a claim pending against the U.S. government in the Court of Federal Claims (see Note N).

    Certain issues related to the IRS audit of the company's consolidated federal income tax returns for the years 1977 through 1986 were not resolved at the administrative level. Accordingly, in July 1994, the company received a Statutory Notice of Deficiency from the IRS that the company is contesting in the U.S. Tax

Court. The company has accrued an amount that is expected to be adequate to cover any liability arising from this matter. Also, as part of the Tax Court litigation, the company is contesting the disallowance by the IRS of its refund claim for additional research and experimentation tax credits for the years 1981 through 1986. The company's position is that it is entitled to a tax credit for certain research performed pursuant to fixed-price government contracts. The company believes that its position has been strengthened by the recent decision in Fairchild Industries v. United States, which held for the taxpayer on this issue. The resolution of the Tax Court litigation is expected to take several years.

    General Dynamics Corporation was served with a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics and Lloyd Thompson, seeking a declaratory judgment and rescission of certain excess loss insurance contracts covering the company's self-insured workers' compensation program at its Electric Boat division for the period July 1, 1988, to June 30, 1992. The insurance contracts cover losses of up to $30 in excess of a $40 attachment point in each of the four policy years. The named plaintiff, Paul Hunt, is an individual suing on behalf of himself and other individuals who are members of the Lloyd's of London syndicates and other British insurers who have underwritten the risk. The company does not expect that the matter will have a material impact on the company's results of operations or financial condition.

    On July 26, 1996, a jury in Los Angeles County rendered a verdict in favor of the plaintiffs in the trial of Dolores Blanton and William B. Forti v. General Dynamics. The plaintiffs, former employees of the company's E-Metrics subsidiary, claimed they were promised an equity interest in E-Metrics, and were not compensated when the assets and liabilities were transferred to Hughes Aircraft Company as part of the sale of the Missile Systems business in 1992. The company asserted that the decision on equity interests was left to the E-Metrics board of directors, which never considered the issue. The jury found for the plaintiffs in the amount of $7.4 for breach of contract, plus punitive damages of $100. On motion by the company, the trial judge reduced the punitive damage award to $30 for a total judgment of $37.4. The company does not expect that this matter will have a material impact on the company's results of operations or financial condition.

    Hughes Missile Systems Company (HMSC) has filed an amended complaint against the company alleging breaches of certain representations and warranties contained in the Asset Purchase Agreement dated May 8, 1992, for the sale of the company's missile business. The amended complaint which was filed in the Superior Court of the State of California, seeks $54 in damages. The company does not expect that the lawsuit will have a material impact on the company's results of operations or financial condition.

    In March 1996, the company received a judgment for $26 against the government in General Dynamics v. U.S., a case tried in U.S. District Court for the Central District of California. The company sued the government under the Federal Tort Claims Act, alleging that the Defense Contract Audit Agency negligently audited the Division Air Defense contract, which led to the company's indictment in 1985. The indictment was later dropped. The government has appealed the 1996 judgment. HMSC will receive 30 percent of the net recovery as a result of its purchase of the company's missile business in 1992. The company has not recognized any claim revenue from this matter.

    The company has been sued as the "alter ego" of Asbestos Corporation Ltd., a Canadian company, in which General Dynamics owned shares between 1969 and 1982. The company, along with more than 50 other defendants, has been sued in several thousand cases filed in Texas by plaintiffs alleging exposure to asbestos. Although the gross claims attributable to the plaintiffs cannot be estimated, including the share of the company or any other defendant, any losses arising from these matters are largely covered by insurance. Therefore, the company does not believe that these matters will have a material impact on the company's results of operations or financial condition.

    The company is a defendant in tort cases pending in state and federal court in Arizona, as well as a Comprehensive Environmental Response, Compensation and Liability Act case. The litigation arises out of groundwater and soil contamination at the Tucson airport. The company's predecessor in interest, Consolidated Aircraft Company, operated a modification center at the site during World War II. The company has defenses to the claims, as well as a claim against the government for indemnification. The company is unable to estimate its share of any liability arising from these claims. However, the company believes it is entitled to indemnity from the U.S. for any liability. Therefore, the company does not believe the litigation will have a material adverse impact on the company's results of operations or financial condition.

    The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's results of operations or financial condition.

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

    The company measures its environmental exposure based on currently available facts, existing technologies, and presently enacted laws and regulations. Where a reasonable basis for apportionment exists with other PRPs, the company has considered only its share of the liability. The company considers the solvency of other PRPs, whether responsibility is being disputed, and its experience in similar matters in determining its share. Based on a site by site analysis, the company has recorded an amount that it believes will be adequate to cover any liability arising from the sites.

    OTHER. In the ordinary course of business, the company has entered into letter of credit agreements and other arrangements with financial institutions aggregating approximately $240 at December 31, 1996. For discussion of other financial guarantees, see Note L. The company's rental commitments under existing leases at December 31, 1996, are not significant.

N. TERMINATION OF A-12 PROGRAM

As stated in Note M, the U.S. Navy terminated the company's A-12 aircraft contract for default. The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the U.S. Navy's new carrier-based Advanced Tactical Aircraft. Both the company and McDonnell Douglas (the contractors) were parties to the contract with the U.S. Navy, each had full responsibility to the U.S. Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the U.S. Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' appeal of the termination for default, or a negotiated settlement.

    The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal and equitable relief. A trial on Count XVII of the complaint, which relates to the propriety of the termination for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default. On December 19, 1995, following a trial on the merits, the court issued an order converting the termination for default to a termination of convenience.

    Based on the court's ruling on quantum issues, the parties have agreed to a stipulation on damages totaling $1,071. The court has also ruled that plaintiffs are entitled to interest on the judgment from June 26, 1991, until paid. Through December 31, 1996, the interest on the stipulated amount was $399.

    Final resolution of the A-12 litigation will depend on the entry of final judgment, the outcome of expected appeals, and further litigation or negotiation with the government. The company has not recognized any claim revenue from the U.S. Navy.

    The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities, and the liability associated with pursuing the litigation through trial. In the unlikely event that the court's decision converting the termination to a termination for convenience is reversed on appeal, and the contractors are ultimately found to be in default of the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675, plus interest, may be recognized by the company. This result is considered remote.

O. INCENTIVE COMPENSATION PLAN

Under the 1988 Incentive Compensation Plan, as amended, the company may grant awards in combination of cash, common stock, stock options and restricted stock. Prior to October 1993, stock options granted under the plan were awarded for a maximum term of 10 years and were exercisable in their entirety beginning 18 months after the date of award.

    In October 1993, the company introduced a long-term incentive program that granted stock options and restricted stock. The stock options are generally exercisable at the fair market value of the common stock on the date of grant with 50 percent of the stock options vesting on the one year anniversary of the grant and the remaining 50 percent vesting on the two year anniversary of the grant. The stock options have a maximum term of five years. The restricted stock has a feature that will increase or decrease the number of shares initially granted based on movement in the company's stock price from the date of grant to the end of the two year performance period. Once the number granted has been adjusted, restrictions will continue to be imposed for an additional two years, at which time all restrictions will lapse.

    There were 45,773, 199,395 and 15,590 shares of restricted stock awarded in 1996, 1995 and 1994, respectively. There are 442,870 shares of restricted stock outstanding at December 31, 1996. Information with respect to stock options is as follows:

                                                 Year Ended December 31
                                         ---------------------------------------
                                             1996          1995        1994
                                         ---------------------------------------

NUMBER OF SHARES UNDER STOCK OPTIONS:
Outstanding at beginning of year         2,302,723    1,820,887   3,610,428
   Granted                                  68,800      719,650     135,810
   Exercised                              (495,005)    (171,264) (1,705,172)
   Canceled                                (49,666)     (66,550)   (220,179)
--------------------------------------------------------------------------------
Outstanding at end of year               1,826,852    2,302,723   1,820,887
--------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR               1,429,372      979,311     509,866
================================================================================

WEIGHTED AVERAGE EXERCISE PRICE:
   Granted                                  $60.80       $60.23      $45.56
   Exercised                                 25.19        22.42       14.44
   Canceled                                  58.03        46.89       46.84
   Outstanding at end of year                51.48        45.69       37.80
   Exercisable at end of year                48.99        34.32       14.56
================================================================================

    Information with respect to stock options outstanding and stock options exercisable at December 31, 1996, is as follows:


                            ----------------------------------------------------
                                            Options Outstanding
                            ----------------------------------------------------
                                 Number          Weighted         Weighted
Range of                       Outstanding   Average Remaining     Average
Exercise Prices                at 12/31/96   Contractual Life  Exercise Price
--------------------------------------------------------------------------------
$  7.21-22.75                     49,420           3.5 years     $  15.65
  39.81-47.00                  1,038,370           1.9              46.81
  58.13-64.63                    739,062           4.0              60.44
--------------------------------------------------------------------------------
                               1,826,852
================================================================================

                            ----------------------------------------------------
                                            Options Exercisable
                            ----------------------------------------------------
Range of                          Number Exercisable       Weighted Average
Exercise Prices                       at 12/31/96           Exercise Price
--------------------------------------------------------------------------------
$  7.21-22.75                            49,420               $ 15.65
  39.81-47.00                         1,038,370                 46.81
  58.13-64.63                           341,582                 60.44
--------------------------------------------------------------------------------
                                      1,429,372
================================================================================

    At December 31, 1996, 1,327,483 treasury shares have been reserved for options that may be granted in the future, in addition to the shares reserved for issuance on the exercise of options outstanding.

    The company applies APB 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for stock options. The compensation cost for restricted stock has been appropriately recognized at fair market value of the company's stock in 1996 and 1995, respectively. Had compensation costs for stock options been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Net Earnings:                       As Reported              $ 270     $ 321
                                    Pro Forma                  268       321

Net Earnings Per Share:             As Reported              $4.27     $5.10
                                    Pro Forma                 4.24      5.10
--------------------------------------------------------------------------------

    In accordance with SFAS 123, the fair value approach to valuing stock options used for pro forma presentation has not been applied to stock options granted prior to January 1, 1995. The compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options.

    The weighted average fair value of options granted was $7.54 and $7.38 during 1996 and 1995, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 2.3 and 2.5 percent; expected volatility of 20 percent for both years; risk-free interest rates of 5.7 and 5.6 percent; and expected lives of four months after the vesting period.

P. RETIREMENT PLANS

PENSION. The company has nine trusteed noncontributory defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

    It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

    Net periodic pension cost for the total company included the following:

                                                   Year Ended December 31
                                              ----------------------------------
                                                  1996       1995      1994
                                              ----------------------------------
Service cost-benefits earned
   during period                                 $  50      $  47     $  65
Interest cost on projected
   benefit obligation                              182        158       146
Actual loss (gain) on
   plan assets                                     (12)      (933)      152
Net amortization and deferral                     (212)       737      (334)
--------------------------------------------------------------------------------
                                                 $   8      $   9     $  29
--------------------------------------------------------------------------------

    The following table sets forth the plans' funded status:

                                                               December 31
                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                             $ (2,405)  $(2,453)
================================================================================
   Accumulated benefit obligation                        $ (2,450)  $(2,487)
================================================================================
   Projected benefit obligation                          $ (2,597)  $(2,657)
Plans' assets at fair value                                 3,356     3,441
--------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligation       759       784
Unrecognized net gain                                        (550)     (607)
Unrecognized prior service cost                               240       257
Unrecognized net asset at January 1, 1986                     (39)      (47)
--------------------------------------------------------------------------------
Prepaid pension cost                                     $    410   $   387
--------------------------------------------------------------------------------

    Assumptions used in accounting for the plans are as follows:

                                                         December 31
                                              ----------------------------------
                                                  1996       1995      1994
                                              ----------------------------------
Discount rate                                        7.5%        7%         8%
Varying rates of increase in
   compensation levels based on age               4.5-10%   4.5-10%    4.5-10%
Expected long-term rate of return on assets            8%        8%         8%
================================================================================

    Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Reflecting the movement in interest rates, the company increased its discount rate assumption from 7 percent to 7.5 percent at December 31, 1996, which decreased the projected benefit obligation approximately $165.

    Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

    Since 1992, the company has deferred certain gains realized by the commercial plan for the purpose of offsetting any costs associated with its final disposition, either through reversion or other actions. These deferred gains have been classified against the prepaid pension cost resulting in a net asset of $124 and $115 at December 31, 1996 and 1995, respectively, which is included in other noncurrent assets on the Consolidated Balance Sheet.

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

    At December 31, 1996, approximately 53 percent of the plans' assets are invested in securities of the U.S. government or its agencies, 20 percent in diversified U.S. common stocks, 17 percent in mortgage-backed securities and 10 percent in diversified U.S. corporate debt securities.

    In addition to the defined benefit plans, the company provides eligible employees the opportunity to participate in savings plans that permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees with at least one year of continuous service are eligible to participate. Under most plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund that invests in the company's common stock. The company's contributions amounted to $22, $25 and $30 in 1996, 1995 and 1994, respectively. Approximately 6 million shares of the company's common stock were held by the plans at both December 31, 1996 and 1995, respectively.

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

    The net periodic postretirement benefit cost for the total company included the following:

                                                   Year Ended December 31
                                              ----------------------------------
                                                  1996       1995      1994
                                              ----------------------------------
Service cost--benefits earned during period       $  7       $  8      $ 12
Interest cost on projected benefit obligation       46         51        51
Actual loss (gain) on plan assets                  (17)       (32)        1
Amortization of unrecognized
   transition obligation                            29         35        44
Net amortization and deferral                        4         20        (7)
--------------------------------------------------------------------------------

                                                  $ 69       $ 82      $101
--------------------------------------------------------------------------------

    The following table sets forth the plans' funded status:

                                                               December 31
                                                         -----------------------
                                                             1996      1995
                                                         -----------------------
Accumulated postretirement benefit obligation:
   Retirees                                                 $ 459     $ 483
   Other fully eligible participants                           32        43
   Other active participants                                  137       162
--------------------------------------------------------------------------------
                                                              628       688
Less plans' assets at fair value                              203       179
--------------------------------------------------------------------------------
Obligation in excess of plans' assets                         425       509
Unrecognized transition obligation                           (217)     (272)
Unrecognized net (loss) gain                                   56        (6)
Unrecognized prior service cost                                (3)       (4)
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation                   $ 261     $ 227

    Assumptions used in accounting for the plans are as follows:

                                                         December 31
                                              ----------------------------------
                                                  1996       1995      1994
                                              ----------------------------------
Discount rate                                    7.5%          7%          8%
Expected long-term rate of  return on assets       8%          8%          8%
Assumed health care cost trend
   rate for next year:
   Post-65 claim groups                            6%          7%          8%
   Pre-65 claim groups                           8.5%     9.5-13%    10.5-14%
--------------------------------------------------------------------------------

    As stated above, the company increased its discount rate assumption from 7 percent to 7.5 percent at December 31, 1996, which decreased the accumulated postretirement benefit obligation approximately $32. In addition, the obligation decreased approximately $30 in 1996 due to a decrease in assumed health care cost trend rates.

    The health care cost trend rates are assumed to gradually decline to 4.5 percent and 5 percent for post-65 and pre-65 claim groups, respectively, in the year 2004 and thereafter over the projected payout period of the benefits.

    The effect of a 1 percent increase each year in the health care cost trend rate used would result in an increase of $47 in the accumulated postretirement benefit obligation at December 31, 1996, and an increase of $6 in the aggregate of the service and interest cost components of the 1996 net periodic cost.

    At December 31, 1996, approximately 51 percent of the trusts' assets were invested in diversified U.S. common stocks, 26 percent in mortgage-backed securities, 19 percent in securities of the U.S. government and its agencies and 4 percent in cash and equivalents.

    The company's contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA, and for non-funded plans, for costs based on claims paid. The net periodic postretirement benefit cost calculated pursuant to SFAS 106 exceeds the company's cost currently allocable to contracts. To the extent the company has contracts in backlog sufficient to recover the excess SFAS 106 cost, the company is deferring the charge in contracts in process until such time that the cost is allocable to contracts.

    The company has certain employees covered by multiemployer plans, including the fund established by the Coal Industry Retiree Health Benefit Act of 1992 (the Act). The company estimates its discounted obligation under the Act to former employees to be $13 at December 31, 1996. The Act also provides for the allocation of beneficiaries who cannot be assigned to an employer. The company's obligation related to such beneficiaries cannot be determined at this time. The company accounts for its contributions related to these plans on the cash basis in accordance with GAAP.

Q. BUSINESS SEGMENT INFORMATION

The company's primary business is supplying weapons systems and services to the U.S. government and its international allies. For a description of the company's three business segments, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.

    Summary financial information for each of the company's three segments follows:

                                  Net Sales               Operating Earnings           Sales to U.S. Government
                       ------------------------------------------------------------------------------------------
                         1996      1995      1994      1996      1995       1994        1996      1995      1994
                       ------------------------------------------------------------------------------------------
Marine Group           $ 2,332   $ 1,884   $ 1,733   $   216    $   194    $   196    $ 2,316   $ 1,869   $ 1,721
Combat Systems Group     1,026     1,050     1,184       140        140        140        996     1,029     1,159
Other                      223       133       141        (3)       (19)       (15)        --        --        --
-----------------------------------------------------------------------------------------------------------------
                       $ 3,581   $ 3,067   $ 3,058   $   353    $   315    $   321    $ 3,312   $ 2,898   $ 2,880
-----------------------------------------------------------------------------------------------------------------

                                                                             Depreciation, Depletion
                             Identifiable Assets   Capital Expenditures          and Amortization
                       ------------------------------------------------------------------------------------------
                         1996      1995      1994      1996      1995       1994        1996       1995     1994
                       ------------------------------------------------------------------------------------------
Marine Group            $  806    $  935    $  381    $   18   $      8     $    6     $   40    $   23    $   20
Combat Systems Group       336       237       239        14          8          5         12         9        10
Other                      388       317       344        12          3          6         12         5         8
Corporate*               1,769     1,675     1,709        31         13          6          3         1         1
-----------------------------------------------------------------------------------------------------------------
                        $3,299    $3,164    $2,673    $   75    $    32     $   23     $   67    $   38    $   39
-----------------------------------------------------------------------------------------------------------------

* Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development, net assets of discontinued operations and prepaid pension cost.

R. QUARTERLY DATA (UNAUDITED)

                                                                                       Common Stock
                                                                            --------------------------------
                                                                              Market Price
                                                                                  Range
                          Net      Operating      Net      Net Earnings     ------------------  Dividends
                         Sales     Earnings    Earnings    Per Share(b)      High       Low     Declared
------------------------------------------------------------------------------------------------------------

1996
   4th Quarter           $ 896        $92        $ 70         $   1.11      $75 1/2   $66 3/4    $     .41
   3rd Quarter             862         89          68             1.08       69 5/8    57 1/2          .41
   2nd Quarter             930         89          67             1.06       65 1/4    57              .41
   1st Quarter             893         83          65             1.03       62 7/8    57 5/8          .41
------------------------------------------------------------------------------------------------------------

1995
   4th Quarter           $ 893        $83        $ 88         $   1.40      $63       $51 3/8    $    .375
   3rd Quarter             718         77          91             1.45       56 1/8    44 1/8         .375
   2nd Quarter(a)          703         76          82             1.30       48 1/4    42 1/2         .375
   1st Quarter(a)          753         79          60              .95       47 1/2    42 3/8         .375
------------------------------------------------------------------------------------------------------------

Note: Quarterly data is based on a 13 week period.

(a) Does not include results from BIW, which was acquired on September 13, 1995. See Note B.

(b) The sum of the earnings per share for the four quarters in 1996 differs from the annual earnings per share due to the required method of computing the weighted average number of shares in interim periods.

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

    The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.

/s/ MICHAEL J. MANCUSO                                  /s/ JOHN W. SCHWARTZ
-------------------------                               -----------------------
Michael J. Mancuso                                      John W. Schwartz
Senior Vice President and                               Controller
Chief Financial Officer



REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             /s/ ARTHUR ANDERSEN LLP
                                             ------------------------
                                             ARTHUR ANDERSEN LLP

Washington, D.C.,
January 21, 1997

SELECTED FINANCIAL DATA (UNAUDITED)

                                                ----------------------------------------------------------------
                                                   1996       1995          1994          1993           1992
                                                ----------------------------------------------------------------
(Dollars in millions, except per share
and per employee amounts)
SUMMARY OF OPERATIONS
Net sales                                        $  3,581   $  3,067      $  3,058      $  3,187      $  3,225
Operating costs and expenses                        3,228      2,752         2,737         2,878         2,970
Interest, net                                          55         55            22            36            27
Provision for income taxes                            139        128           120           143             5(a)
Earnings from continuing operations                   270        247           223           270           305(a)
Earnings per share from
   continuing operations (d)                         4.27       3.92          3.53          4.34          4.03(a)
Cash dividends on common stock                       1.64       1.50          1.40          1.00           .80
Sales per employee                                155,500    138,200(c)    143,900(b)    138,100(b)    121,500(b)
=================================================================================================================
FINANCIAL POSITION AT DECEMBER 31
Cash and equivalents and marketable securities   $  1,155   $  1,095      $  1,059      $    585      $    943
Property, plant and equipment, net                    441        398           264           302           339
Total assets                                        3,299      3,164         2,673         2,635         3,530
Long-term debt (including current portion)             38         38            40            38           183
Long-term debt--finance operations
  (including current portion)                         135        146           161           175           190
Shareholders' equity                                1,714      1,567         1,316         1,177         1,874
   Per share                                        27.16      24.78         20.89         18.81         30.30
=================================================================================================================
OTHER INFORMATION
Funded backlog                                   $  6,161   $  5,227      $  4,562      $  5,487      $  6,780
Total backlog                                      10,350      7,386         6,006         7,015         8,488
Shares outstanding at December 31
    (in millions)                                    63.1       63.2          63.0          62.6          61.8
Weighted average shares outstanding
   (in millions)(d)                                  63.2       63.0          63.1          62.2          75.6
Common shareholders of record
   at December 31                                  22,129     22,930        23,935        24,496        26,158
Active employees at December 31:
   Total company                                   23,100     27,700        24,200        30,500        56,800
   Excluding discontinued operations               23,100     26,800        21,300        23,100        26,500
=================================================================================================================

(a) Includes a $95 gain ($1.26 per share) from the recognition of research and experimentation and investment tax credits.

(b) Excludes BIW, which was acquired on September 13, 1995. See Note B.

(c) Includes pro forma results of BIW as if owned by the company for the entire year.

(d) Simple earnings per share is presented for 1993-1996, fully diluted earnings per share is presented for 1992.