Form 10-K, Exhibit 13
period 1997-12-31
GENERAL DYNAMICS CORP
filed 1998-03-18
CIK 40533

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts)


FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of the Results of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "estimates," variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and contract awards. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including: the company's successful execution of internal performance plans; performance issues with key suppliers and subcontractors; legal proceedings; labor negotiations; changing priorities or reductions in the U.S. government defense budget; and termination of government contracts due to unilateral government action.


BUSINESS OVERVIEW

The company's primary business is supplying weapons systems and services to the U.S. government and its international allies. Over the last decade, due to a decline in the U.S. defense budgets, participants in the defense industry began a process of contraction and consolidation. The company participated in this shift by changing its focus to strengthen certain core businesses through both internal and external means. Management continues to focus on developing advanced technological solutions to meet its customers' operational requirements, while continually improving its cost structure. These efforts have created highly efficient businesses that are positioned to capture new programs and contracts. The company's businesses have been awarded new programs with the potential for significant production, as well as several important contracts on existing programs. Since September 1995, the company has invested approximately $1.6 billion in cash for the net assets of eight businesses that have strengthened the company's core operations and expanded its capabilities to include full systems integration, data management and open network platform systems integration. Those acquisitions which were reflected in the 1997 results were immediately accretive to earnings. All acquisitions completed to date are expected to be accretive to earnings in 1998.

       Management will continue to implement its strategy to strengthen the company through continued improvement to operations; positioning itself to capture new programs and contracts; and pursuing acquisitions that bring real value to its shareholders and affordability to its customers.

       For its potential acquisitions, the company looks to those that address all or some of the following strategic criteria:

-   offer the opportunity to achieve savings through consolidation;

-   leverage on the company's operating strength and core competencies;

-   broaden product lines;

-   provide technology that improves the company's competitive position.

       With approximately $400 million in funds on hand after the most recent acquisition and the capacity for additional long-term borrowing, the company has the financial capability to take advantage of potential opportunities.

              EARNINGS FROM
          CONTINUING OPERATIONS

           1995            $247
           1996            $270
           1997            $316

           OPERATING CASH FLOWS

           1995            $349
           1996            $415
           1997            $528

BUSINESS SEGMENTS

Until recently, the company had two primary business segments, Marine and Combat Systems. Marine designs and builds nuclear submarines and surface combatants for the U.S. Navy as well as provides ship management services for the U.S. government on prepositioning and ready reserve ships.

     Combat Systems designs and manufactures armored vehicles, components of other combat vehicles and advanced gun, ammunition handling and air defense systems for the U.S. armed forces and international customers. It also is a leader in the production of ammunition and ordnance products.



18          GENERAL DYNAMICS 1997 ANNUAL REPORT

       During the fourth quarter, the company acquired the Computing Devices International business of Ceridian Corporation and the Advanced Technology Systems division of Lucent Technologies. Computing Devices International is a defense electronics and systems integration business for primarily the U.S., Canadian and U.K. governments. Advanced Technology Systems is a leading supplier of undersea surveillance systems, signal processing and vibration control systems and related technologies primarily for the U.S. Navy. With these acquisitions, the company plans to form in 1998 a third primary business segment, Information Systems and Technology. For a discussion of the accounting for these transactions and related information, see Note B to the Consolidated Financial Statements.

       The company also has several miscellaneous businesses including coal mining and aggregates operations in the Midwest, and a leasing operation for liquefied natural gas tankers which are classified as "Other."

       A discussion of each business segment's backlog position (the estimated remaining sales value of work to be performed under firm contracts), anticipated programs, operating results and outlook follows. As noted earlier, the anticipated defense programs of the company are subject to, among other events, changing priorities or reductions in the U.S. government defense budget. However, the company's programs continue to receive support in the defense budget consistent with the company's expectations. For a summary of business segment information, see Note R to the Consolidated Financial Statements which is incorporated herein by reference.


MARINE

BACKLOG

Firm Backlog

     1995               $5,686
     1996               $7,566
     1997               $5,864

Anticipated Awards

     1997               $7,000


Year-end firm backlog includes contracts for the construction of the final two Seawolf-class attack submarines with final delivery scheduled for 2001 and nine Arleigh Burke class destroyers (DDG 51) with final delivery scheduled for 2003, and for the continued design of the next generation submarine, the New Attack Submarine (NSSN).

       The backlog chart also depicts the impact of certain contracts not yet awarded to the company as of year end. In March 1998, the Navy awarded a contract to the company for the construction of six additional DDG 51s for approximately $2 billion. The company anticipates an award later in 1998 for the continued design and construction of the first four NSSNs for approximately $5 billion.

       In February 1997, the company entered into a Team Agreement with Newport News Shipbuilding and Drydock Company (Newport News) for the NSSN program. The Team Agreement provides that the company will be the prime contractor on construction contracts for the NSSNs, and that construction and assembly work will be equally shared with Newport News through a subcontracting arrangement. The company will retain the lead design role. The FY98 Department of Defense Appropriations Act includes a provision that authorizes the Secretary of the Navy to enter into a contract or contracts for the construction of the first four NSSNs under the terms of the Team Agreement. Current Department of Defense plans call for 30 ships in the NSSN program.

       The company is also a member of a three-contractor team which was awarded a contract to design and build the Navy's new class of amphibious transport ships (LPD 17). Congressional funding was previously approved for the design and construction of the lead LPD 17. The Navy anticipates this to be a 12-ship program. If the Navy receives Congressional funding for all 12 ships, the company has agreed with its partners that it will construct four ships.

       The company and two other contractors have formed a team to compete for the development, design, construction and life-cycle support of the U.S. Navy's next-generation surface combatant ships (DD 21). The DD 21 program is estimated at $20 billion and includes the construction of more than 30 ships during the first quarter of the next century. The company will serve as the leader through the initial study, technology development and initial system design phases of the program. Should the company's team win the competition, program lead will shift to another team member for detail design and ship construction. It is anticipated that ship design and construction will be shared evenly between the company and the other shipbuilder.

RESULTS OF OPERATIONS AND OUTLOOK

-----------------------------------------------------------
                          1997         1996         1995
-----------------------------------------------------------
Net Sales                $2,311       $2,332       $1,884
Operating Earnings          234          216          194
-----------------------------------------------------------

Net sales decreased $21 in 1997 due to lower submarine construction activity as a result of the delivery of the final Trident and the first Seawolf submarines. This decrease was partially offset by increased engineering and design work on the NSSN.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          19

Operating earnings increased $18 due to earnings rate increases on the DDG 51 program in the fourth quarter and on the Seawolf program in the third quarter. The DDG 51 program is realizing the benefits of reengineering efforts which are reducing costs and increasing margins. The Seawolf program is benefiting from diminishing operating risks as the program matures and performance improves, and as the business base stabilizes from the NSSN program.

       Net sales and operating earnings increased $448 and $22, respectively, in 1996 due primarily to the acquisition of Bath Iron Works. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements. The operating results of Bath Iron Works have been included with those of the company from the closing date, September 13, 1995.

       Excluding the results of Bath Iron Works, net sales decreased approximately five percent during 1996 due to lower construction activity on the Trident and Los Angeles class submarine programs. The impact of lower submarine construction activity on operating earnings was offset by an increase in the earnings rate on the Trident program.

       Looking forward, while submarine construction revenues are expected to continue to decline, the decrease will partially be offset by an increase in engineering revenues primarily from the NSSN program. Despite the shift in the product mix, operating margins are expected to approximate those reported in 1997.


COMBAT SYSTEMS

BACKLOG

   1995         $1,103
   1996         $2,057
   1997         $2,323


The company is in the second year of its $1.3 billion five-year multiyear contract for the upgrade of 600 M1 Abrams tanks to the M1A2 configuration. This contract is part of a U.S. Army procurement program to upgrade at least 1,150 of these vehicles by the year 2003. Based on the U.S. Army's current plan, the company anticipates that its existing multiyear contract will be followed by contracts to complete the current upgrade program.

       The company is under contract for the development of several other major systems including the design and development of the Advanced Amphibious Assault Vehicle (AAAV) and construction of at least three prototypes. The Marine Corps plans to procure more than 1,000 vehicles in the next decade, a production program worth as much as $4 billion. The Crusader Self-Propelled Howitzer program remains the Army's largest single research and development program; the company's share is approximately 25 percent. The U.S. Army plans to build over 800 Crusader systems, a production program that could be worth as much as $13 billion. Another program is the Heavy Assault Bridge which is expected to enter production in early 1998.

       Other mature production programs in Combat Systems backlog include several major components of the Bradley combat vehicle and its derivatives; Hydra Rocket; diesel engines; and a four-year program to upgrade Fox Nuclear, Biological and Chemical Reconnaissance System vehicles.

RESULTS OF OPERATIONS AND OUTLOOK

----------------------------------------------------------
                           1997        1996          1995
----------------------------------------------------------
Net Sales                $1,509       $1,026       $1,050
Operating Earnings          187          140          140
----------------------------------------------------------

Net sales increased $483 and operating earnings increased $47 during 1997 due primarily to the acquisition of Defense Systems and Armament Systems from Lockheed Martin Corporation on January 1, 1997. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements. Excluding the results of the acquisitions, net sales decreased five percent due primarily to decreased tank kit production resulting from delivery of the last 48 kits to Egypt as part of the co-production program in early 1997. This decrease was partially offset by increased activity on the AAAV program.

       Net sales decreased $24 during 1996 due primarily to decreased M1 production resulting from the delivery of the last of 218 M1A2 tanks to Kuwait in the first quarter of the year. This decrease was partially offset by increased activity on the domestic upgrade program and the impact of the acquisition of Teledyne Vehicle Systems (Muskegon Operations) in March 1996.

       Operating earnings were unchanged in 1996 due to slightly higher volume on the Single Channel Ground and Airborne Radio System (SINCGARS) program and the impact of the Muskegon Operations acquisition, which offset the aforementioned decrease in M1 production.

       In April, the Army selected the company's competitor to be the sole source provider of SINCGARS for the final years of the program. The company is currently scheduled to complete production in late 1998.



20          GENERAL DYNAMICS 1997 ANNUAL REPORT

       The company continues to seek improvements in operating margins in Combat Systems through efforts to reduce costs. During the first quarter of 1997, the company reached an early agreement with its employees represented by the United Auto Workers Union on a new collective bargaining contract. The company believes the terms of the contract, which extends to October 2000, will provide it with cost savings and therefore an improved competitive position. The company also initiated actions during the second half of 1997 to transfer light vehicles, turrets and transmission production of Defense Systems to other facilities within Combat Systems, and to transition the ballistic missile fire control business to the Marine segment beginning in 1998. The company expects these actions to provide further cost reductions and improvements to its competitive position. Net sales for the ballistic missile fire control business were approximately $120 in 1997.


INFORMATION SYSTEMS
AND TECHNOLOGY

The acquisitions of Computing Devices International and Advanced Technology Systems add four new businesses to the company. General Dynamics Information Systems provides the company with broader and deeper capabilities in electronics and systems integration and information management. Computing Devices Canada, Ltd. is Canada's premier defense electronics contractor with extensive experience in the management of complex projects involving large scale systems integration. They are the systems integrator on the Iris program, whose objective is to modernize and fully digitize the tactical command, control and communications systems of the Canadian land forces. Computing Devices Company Ltd. in the United Kingdom opens new markets in highly sophisticated defense electronics. Advanced Technology Systems is a leading supplier of undersea surveillance systems, signal processing systems, vibration control systems, and related technologies for a wide range of applications. Management believes these businesses will further permit the company to seek new programs and contracts and to strengthen the company's role as prime contractor with a full complement of systems integration, data management and battlefield digitization skills. Year-end backlog for these businesses totaled approximately $800 million.

       The operating results of Computing Devices International will be included with those of the company beginning in the first quarter of 1998. Advanced Technology Systems' operating results were included with those of the company beginning in the fourth quarter of 1997 and reported in Marine. Their results for 1998, however, will be reported in Information Systems and Technology. Revenues for the operating segment are expected to approach $900 million in 1998.

OTHER
--------------------------------------------------------
                         1997         1996         1995
--------------------------------------------------------
Net Sales                 $242        $223         $133
Operating Earnings          25          (3)         (19)
--------------------------------------------------------

Operating earnings increased $28 during 1997 due primarily to the suspension of coal mining activity at an unprofitable location in early 1997.

       Net sales increased $90 and operating losses decreased $16 during 1996 due to the reclassification of the aggregates business to continuing operations in the second quarter of the year, and to the extension of the leases held by the ship financing business.


ADDITIONAL FINANCIAL INFORMATION

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased during 1997 due primarily to business acquisitions. As a percentage of net sales, however, general and administrative expenses have remained consistent with 1996 and 1995.

       INTEREST, NET. Interest income was $40 in 1997, down from $59 in 1996 and 1995 due primarily to a decline in the average cash balance resulting from the previously discussed business acquisitions. Interest income is expected to decrease significantly in 1998 due to a decline in the average cash balance resulting from acquisitions in the fourth quarter of 1997. Interest expense is expected to increase in 1998 as a result of borrowings made at the end of the year to effect the acquisition of Computing Devices International.

       OTHER INCOME, NET. Other income varies from period to period based on the timing of transactions such as the sales of investments and miscellaneous assets.

       PROVISION FOR INCOME TAXES. The company reached a favorable agreement with the Internal Revenue Service, subject to approval by the Joint Committee on Taxation, with respect to its claim for additional research and experimentation tax credits. For further discussion of this and other tax matters, as well as a discussion of the net deferred tax asset, see Note D to the Consolidated Financial Statements.

       DISCONTINUED OPERATIONS. The company has operated certain businesses that were accounted for as discontinued operations in accordance with Accounting Principles Board Opinion No. 30. In early 1996, the company's commercial aircraft subcontracting business ceased operations after the delivery of its final shipset, and the company's aggregate business was reclassified to continuing operations following the sale of certain of its product lines. There are no businesses classified as discontinued operations as of December 31, 1997. For additional discussion, see Note C to the Consolidated Financial Statements.



                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          21

       EARNINGS PER SHARE. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend. Accordingly, earnings per share data has been restated to give retroactive recognition to the stock split for all periods presented.

       The company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires the presentation of earnings per share on both a basic and diluted basis for all periods presented. There are no differences between basic earnings per share and the historical earnings per share reported by the company.

       ENVIRONMENTAL MATTERS. The company adopted the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities," as of January 1, 1997. SOP 96-1 provides authoritative guidance regarding the recognition, measurement, display and disclosure of environmental remediation liabilities resulting from Superfund or analogous laws and regulations. The adoption of SOP 96-1 had no material impact on the company's results of operations or financial condition. For a discussion of environmental matters and other contingencies, see Note N to the Consolidated Financial Statements. The company's liability, in the aggregate, with respect to these matters is not deemed to be material to the company's results of operations or financial condition.

       YEAR 2000. The company will be required to modify significant portions of its computer software and related technologies throughout its businesses so that they will function properly in the year 2000 and beyond. The company's operating units are assessing the impact of the Year 2000 issue on their operations, including the development of cost estimates, and the extent of programming changes required to address this issue. As most of these costs are expected to be allowable under the company's contracts with U.S. government, they are not expected to have a significant impact on the company's results of operations or financial condition.

       MARKET RISK. The company's investment securities and debt instruments carry fixed rates of interest over their respective maturity terms. The company does not use derivative instruments to alter the interest characteristics of these instruments. The aggregate fair value of the company's financial instruments approximates the carrying value at December 31, 1997.

       The company's foreign operations attempt to minimize the effects of currency risk by borrowing externally in the local currency and by hedging their limited purchases made in foreign currencies when practical. As a matter of policy, the company does not engage in currency speculation.

       With the acquisition of Computing Devices International, the company is exposed to the effect of foreign currency fluctuations on the U.S. dollar value of earnings of Computing Devices Canada and Computing Devices Company in the U.K. The company does not expect the impact of foreign currency fluctuations to be material to the company's results of operations or financial condition.

       NEW ACCOUNTING STANDARDS. The Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income" in June 1997. SFAS 130 requires a company to report comprehensive income and its components in a full set of general-purpose financial statements beginning in the first quarter of 1998. There will be no material difference between comprehensive income and historical net earnings reported by the company.

       The Accounting Standards Executive Committee issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," in December 1997. SOP 97-3 provides guidance to aid in the determination of when liabilities should be recognized for guaranty-fund and other insurance-related assessments, as well as requirements for the measurement of the liability and related recoverable asset. The company is required to adopt the provisions of SOP 97-3 in 1999 and expects that it will not have a material impact on the results of operations or financial condition.


FINANCIAL CONDITION

The company's liquidity and financial condition remained strong during 1997 even after the use of $1,230 for the acquisition of six businesses during the year. The company ended the year with $441 of cash and equivalents and marketable securities. A discussion of the company's financial condition in terms of its operating, investing and financing activities as defined in the Consolidated Statement of Cash Flows follows.

       OPERATING ACTIVITIES--CONTINUING. The net cash provided by continuing operations as reported on the Consolidated Statement of Cash Flows is summarized by type as follows:

                                                YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------
                                          1997           1996             1995
--------------------------------------------------------------------------------
  Operations                             $ 581          $  520           $ 405
  Allocated federal income
      tax payments                        (115)           (127)            (89)
  Other                                     62              22              33
--------------------------------------------------------------------------------
  Operating cash flows                     528             415             349
  Decrease (increase) in
      marketable securities, net            62             742            (203)
--------------------------------------------------------------------------------
  Net cash provided by
      continuing operations              $ 590          $1,157           $ 146
--------------------------------------------------------------------------------

22          GENERAL DYNAMICS 1997 ANNUAL REPORT

The four types of cash flows are described as follows:

- Operations represent the pretax cash flows generated by the company's business segments. Due to the final deliveries of two maturing submarine programs, cash flows from operations exceeded operating earnings plus depreciation and amortization for each of the three years in the period ended December 31, 1997. While this trend is not expected to continue in 1998, the company expects to generate funds from operations in excess of its short- and long-term liquidity needs.

- For purposes of preparing the Consolidated Statement of Cash Flows, federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each.

- Other cash flows include items that are not directly attributable to a business segment, such as interest received from investments in excess of interest paid on debt.

- In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the purchases, sales and maturities of marketable securities classified as trading are reflected as cash flows from operating activities. The decrease in 1996 was due to the company altering its investment portfolio to include more available-for-sale securities which are included in investing activities. This strategy was continued in 1997.

       OPERATING ACTIVITIES--DISCONTINUED. Cash flows from discontinued operations improved during 1997 due primarily to lower allocated federal income tax payments and a decrease in payments for disposition related liabilities. Cash flows from discontinued operations decreased during 1996 due primarily to the commercial aircraft subcontracting business ceasing operations and the resulting higher federal income tax payments associated with the delivery of its final shipset. For discussion of the A-12 program litigation, see Note O to the Consolidated Financial Statements.

       INVESTING ACTIVITIES. As previously discussed, the company acquired six businesses in 1997. For further discussion of each acquisition, see Note B to the Consolidated Financial Statements. The company liquidated substantially all of its available-for-sale investment portfolio in order to acquire these businesses.

       The company commenced a project to modernize the facilities and to improve productivity at its Bath Iron Works' shipyard in late 1997. The company anticipates investing approximately $200 over a period of three years.

       As part of the sale of discontinued operations in 1995, the company retained certain properties located in southern California. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. The company began development work on certain of the properties in 1994 in order to maximize the value the company receives from the sales of these properties. In 1997, the company received $23 of proceeds from the sale of certain assets related to these properties.

[PHOTO]

Michael J. Mancuso, Senior Vice President and Chief Financial Officer

FINANCING ACTIVITIES. To effect the acquisition of Computing Devices International on December 31, 1997, the company borrowed $220 from a Canadian bank. The company expects to repay $70 of this note and refinance the balance under a long-term arrangement during the second quarter of 1998.

       The company has elected to exercise its option to call for the early redemption of all of its outstanding 9.95% Debentures due April 1, 2018. The company will repay the balance for a premium, in addition to its regular quarterly interest payment, on April 1, 1998, for a total of approximately $40.

       On March 4, 1998, the company's board of directors declared an increased regular quarterly dividend of $.22 per share, adjusted for the previously discussed stock split, reflecting the board's confidence in the sustainability of the cash flows generated by the company's operations. The company had previously increased the dividend to $.205 per share, also adjusted for the stock split, in March 1996.

       In 1994, the board of directors reconfirmed management's authority to repurchase, at its discretion, up to six million shares of the company's common stock, adjusted for the previously discussed stock split. During 1997 and 1996, the company repurchased approximately 1.8 million and 780,000 shares, respectively, of its stock on the open market for a total of $60 and $23, respectively. As of December 31, 1997, the company had repurchased approximately
3.7 million shares.

       The Title XI Bonds issued by the ship financing business were retired in 1996. This retirement was financed by the private placement of new nonrecourse bonds that are callable under certain conditions. The refinancing had no material impact on the company's results of operations or financial condition.

       The company has the capacity for long-term borrowings and currently has a committed, $400 line of credit expiring in December 1998 and a committed, five-year $400 line of credit.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          23

CONSOLIDATED STATEMENT OF EARNINGS
     Restated (See Note K)

                                                                  Year Ended December 31
------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                 1997              1996            1995
------------------------------------------------------------------------------------------------------------
NET SALES                                                        $4,062           $3,581          $3,067
OPERATING COSTS AND EXPENSES                                      3,616            3,228           2,752
------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                  446              353             315
Interest, net                                                        36               55              55
Other income, net                                                    (3)               1               5
------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             479              409             375
Provision for income taxes                                          163              139             128
------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                 316              270             247
DISCONTINUED OPERATIONS, NET OF INCOME TAXES:
Earnings from operations                                              -                -              55
Gain on disposal                                                      -                -              19
------------------------------------------------------------------------------------------------------------
                                                                      -                -              74
------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                     $  316           $  270          $  321
============================================================================================================

BASIC EARNINGS PER SHARE:
    Continuing Operations                                        $ 2.51           $ 2.14          $ 1.96
    Net Earnings                                                   2.51             2.14            2.55

DILUTED EARNINGS PER SHARE:
    Continuing Operations                                        $ 2.50           $ 2.13          $ 1.95
    Net Earnings                                                   2.50             2.13            2.54
------------------------------------------------------------------------------------------------------------
(Shares in thousands)
------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding                       125,674          126,343         125,985
    Assumed exercise of options                                     712              517             454
    Contingently issuable shares                                    194               60              58
------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                     126,580          126,920         126,497
------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.




24          GENERAL DYNAMICS 1997 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET
  Restated (See Note K)

                                                                            December 31
---------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                                   1997          1996
---------------------------------------------------------------------------------------------

ASSETS
---------------------------------------------------------------------------------------------
CURRENT ASSETS:

Cash and equivalents                                                   $  336         $  516
Marketable securities                                                     105            378
---------------------------------------------------------------------------------------------
                                                                          441            894
Accounts receivable                                                       234             97
Contracts in process                                                      702            558
Other current assets                                                      312            309
---------------------------------------------------------------------------------------------
Total Current Assets                                                    1,689          1,858
---------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Marketable securities                                                       -            261
Leases receivable--finance operations                                     193            204
Real estate held for development                                          128            147
Property, plant and equipment, net                                        592            441
Intangible assets                                                       1,204            165
Other assets                                                              285            223
---------------------------------------------------------------------------------------------
Total Noncurrent Assets                                                 2,402          1,441
---------------------------------------------------------------------------------------------
                                                                       $4,091         $3,299
---------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Current portion of long-term debt                                      $  108         $    -
Accounts payable                                                          255            182
Other current liabilities                                                 928            651
---------------------------------------------------------------------------------------------
Total Current Liabilities                                               1,291            833
---------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
---------------------------------------------------------------------------------------------
Long-term debt                                                            157             38
Long-term debt--finance operations                                        100            118
Other liabilities                                                         628            596
Commitments and contingencies (See Note N)
---------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                              885            752
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 168,774,672)               220            191
Retained earnings                                                       2,386          2,172
Treasury stock (shares held 1997, 42,989,118; 1996, 42,570,314)          (691)          (650)
Unrealized gain on investments                                              -              1
---------------------------------------------------------------------------------------------
Total Shareholders' Equity                                              1,915          1,714
---------------------------------------------------------------------------------------------
                                                                       $4,091         $3,299
---------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          25

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                                                1997            1996           1995
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                         $  316          $ 270          $ 321
Adjustments to reconcile net earnings to net cash provided by continuing operations --
Discontinued operations                                                                   -              -            (74)
Depreciation, depletion and amortization                                                 91             67             38
Decrease (Increase) in assets, net of effects of business acquisitions --
    Marketable securities                                                                62            742           (203)
    Accounts receivable                                                                  (6)            25             21
    Contracts in process                                                                 86             41              6
    Leases receivable--finance operations                                                10              8             14
    Other current assets                                                                 18              -             21
Increase (Decrease) in liabilities, net of effects of business acquisitions --
    Accounts payable and other current liabilities                                      (35)             2            (22)
    Current income taxes                                                                 66             76              3
Deferred income taxes                                                                   (15)           (61)            36
Other, net                                                                               (3)           (13)           (15)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                              590          1,157            146
Net cash provided (used) by discontinued operations                                     (33)          (121)            84
--------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                               557          1,036            230
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired                                          (1,230)           (59)          (292)
Purchases of available-for-sale securities                                             (440)          (986)             -
Sales/maturities of available-for-sale securities                                       916            484              7
Capital expenditures                                                                    (83)           (75)           (32)
Proceeds from sale of assets                                                             34             41             30
Other                                                                                    (5)           (10)            (5)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                                  (808)          (605)          (292)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt                                                          220              -              -
Proceeds from issuance of debt--finance operations                                        -            150              -
Repayment of debt--finance operations                                                   (17)          (158)           (15)
Dividends paid                                                                         (102)          (101)           (92)
Purchase of common stock                                                                (60)           (23)             -
Proceeds from option exercises                                                           30              8              4
Other                                                                                     -             (6)            (2)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Financing Activities                                         71           (130)          (105)
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                        (180)           301           (167)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                               516            215            382
--------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                  $  336          $ 516          $ 215
--------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.



26          GENERAL DYNAMICS 1997 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
  Restated (See Note K)


(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                              Common Stock                               Treasury Stock        Unrealized Gain
                                   --------------------------------     Retained     ----------------------   on Available-for-
                                     Shares       Par      Surplus      Earnings      Shares        Amount     Sale Securities
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994          168,774,672   $169       $ -          $1,778       42,783,094      $631          $ -
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 321
Cash dividends declared
    ($.75 per share)                                                         (94)
Shares issued under Incentive
    Compensation Plan                                         11                         (499,172)       (6)
Unrealized gain on
    available-for-sale securities                                                                                      7
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995          168,774,672    169        11           2,005       42,283,922       625            7
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 270
Cash dividends declared
    ($.82 per share)                                                        (103)
Shares purchased                                                                          783,800        23
Shares issued under Incentive
    Compensation Plan                                         11                         (497,408)        2
Change in unrealized gain on
    available-for-sale securities                                                                                     (6)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996          168,774,672    169        22           2,172       42,570,314       650            1
----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 316
Cash dividends declared
    ($.82 per share)                                                        (102)
Shares purchased                                                                        1,832,500        60
Shares issued under Incentive
    Compensation Plan                                         29                       (1,413,696)      (19)
Change in unrealized gain on
    available-for-sale securities                                                                                     (1)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997          168,774,672   $169       $51          $2,386        42,989,118      $691          $ -
----------------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          27

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Restated (See Note K)

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

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $334, $275 and $234 in 1997, 1996 and 1995, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

       INTEREST, NET. Interest income was $40, $59 and $59 in 1997, 1996 and 1995, respectively. Interest expense incurred by the company's finance operations totaled $9, $10 and $13 in 1997, 1996 and 1995, respectively, and is classified as operating costs and expenses. Interest payments for the company were $12, $14 and $18 in 1997, 1996 and 1995, respectively.

       NET EARNINGS PER SHARE. The company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires the presentation of earnings per share on both a basic and diluted basis for all periods presented.

       CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company classifies its securities based on the remaining maturity at the time of purchase. The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all marketable securities to fair value. In general, market adjustments to those securities with maturities less than one year are recognized in earnings and recognized as a separate component of shareholders' equity for securities with maturities greater than one year. At December 31, 1997, marketable securities consist primarily of corporate and municipal debt securities.

       ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivables), are included in contracts in process.

       PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at cost net of accumulated depreciation. The company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of mineral reserves is computed using the units-of-production method. Depreciation expense was $70, $59 and $38 in 1997, 1996 and 1995, respectively.

       IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets, identifiable intangibles and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the company estimates the future cash flows expected to result from the use of the asset. If the asset is held for sale, the company reviews its fair value less cost to sell.

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

       STOCK-BASED COMPENSATION. The company measures compensation cost for stock options as the excess, if any, of the quoted market price of the company's stock at the measurement date over the exercise price. Stock awards are recorded at fair value at the date of award.



28          GENERAL DYNAMICS 1997 ANNUAL REPORT

       CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.


B. ACQUISITIONS

Effective December 31, 1997, the company purchased the assets of Computing Devices International, formerly a division of Ceridian Corporation, for approximately $500, net of cash acquired of $100. The company borrowed $220 to effect the acquisition. See Note I for details on the terms of the debt. Computing Devices International is a defense electronics and systems integration business with presence in the U.S., Canadian and U.K. defense electronics markets.

       Effective October 1, 1997, the company purchased the assets of Advanced Technology Systems, formerly an operating unit of Lucent Technologies, for $267, net of purchase price adjustment of $17 received in January 1998. Advanced Technology Systems is a leading supplier of undersea surveillance systems, signal processing and vibration control systems and related technologies for a wide range of applications.

       Effective January 1, 1997, the company purchased the assets of Defense Systems and Armament Systems, formerly operating units of Lockheed Martin Corporation, for $450 in cash. Defense Systems builds light vehicles, turrets and transmissions for combat vehicles, as well as missile guidance and naval fire control systems. Armament Systems designs, develops and produces advanced gun, ammunition handling and air defense systems, and is a leader in the production of ammunition and ordnance products.

       Effective March 29, 1996, the company purchased the assets of Teledyne Vehicle Systems (Muskegon Operations), formerly an operating unit of Teledyne Inc., for $55 in cash. Muskegon Operations specializes in combat vehicles as well as mobility systems, suspension technology and diesel engines for armored vehicle markets worldwide.

       Effective September 13, 1995, the company purchased the stock of Bath Iron Works Corporation for $300 in cash. Bath Iron Works builds surface combatants for the U.S. Navy.

       Each of these acquisitions has been accounted for under the purchase method of accounting. The purchase prices have been allocated to the estimated fair values of net tangible assets acquired, with any excess recorded as intangible assets (see Note G). Certain of the estimates related to the acquisitions of Computing Devices International and Advanced Technology Systems are still preliminary at December 31, 1997, but will be finalized within one year from their respective date of acquisition. The operating results of the acquired businesses are included with those of the company from their respective closing dates.


C. DISCONTINUED OPERATIONS

In 1994, the company and McDonnell Douglas Corporation (McDonnell Douglas), acquired by The Boeing Company in 1997, announced an agreement to terminate their contract for the company's production of fuselage sections for the MD-11 jetliner. Under the agreement, the responsibility for production of fuselages was transferred from the company's commercial aircraft subcontracting business to McDonnell Douglas, with the delivery of the 166th shipset in early 1996. The company's commercial aircraft subcontracting business ceased operations after the completion of its obligations under this agreement.

       Also in early 1996, the aggregates operations of the company's Material Service business were reclassified to continuing operations following the sale of its lime, brick, concrete pipe and ready-mix operations.

       Net sales from discontinued operations were $28 and $467 in 1996 and 1995, respectively. Net earnings were $55, net of income taxes of $29, in 1995. Included in the results of 1995 is a portion of the company's deferred gain from a prior disposal as a result of the favorable resolution of a contingency.


D. INCOME TAXES

The provision for federal income taxes for continuing operations is summarized as follows:

                     YEAR ENDED DECEMBER 31
----------------------------------------------
               1997         1996         1995
----------------------------------------------
Current        $ 178        $ 200        $  92
Deferred         (15)         (61)          36
----------------------------------------------
               $ 163        $ 139        $ 128
----------------------------------------------


       The provision for state and local income taxes, which is allocable to U.S. government contracts, is included in operating costs and expenses.

       The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:

-------------------------------------------------------------------
                                   YEAR ENDED DECEMBER 31
-------------------------------------------------------------------
                                  1997         1996         1995
-------------------------------------------------------------------
Statutory income tax rate         35.0%        35.0%        35.0%
Other                             (1.0)        (1.0)         (.9)
-------------------------------------------------------------------
Effective income tax rate         34.0%        34.0%        34.1%
-------------------------------------------------------------------




                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          29

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                             DECEMBER 31
------------------------------------------------------------
                                           1997       1996
------------------------------------------------------------
Long-term contract costing methods         $ 98       $117
A-12 termination                             95         91
Accrued costs on disposed businesses         74         90
Coal mining liabilities                      27         27
Postretirement liabilities                   43         14
Other                                       121        111
------------------------------------------------------------
Deferred Assets                            $458       $450
------------------------------------------------------------
Lease income                               $ 70       $ 74
Commercial pension asset                     48         43
Intangible assets                            38         33
Other                                        17         30
------------------------------------------------------------
Deferred Liabilities                       $173       $180
------------------------------------------------------------
Net Deferred Asset                         $285       $270
------------------------------------------------------------

       No valuation allowance was required for the company's deferred tax assets at December 31, 1997 and 1996. The current portion of the net deferred tax asset is $223 and $231 at December 31, 1997 and 1996, respectively, and is included in other current assets on the Consolidated Balance Sheet.

       The company made federal income tax payments of $97, $199 and $83 in 1997, 1996 and 1995, respectively.

       Certain issues related to the Internal Revenue Service's (IRS) audit of the company's consolidated federal income tax returns for the years 1977 through 1986 were not resolved at the administrative level. Accordingly, the IRS issued the company a Statutory Notice of Deficiency which the company contested in the U.S. Tax Court. All issues raised by the IRS in the Notice were litigated and the Court found in favor of the company for substantially all of the amount in dispute. The IRS has the right to appeal the Court's decision; however, in the event of an appeal, the company believes the decision will be upheld.

       In addition, the company had filed refund claims totaling $355 (plus interest) for additional research and experimentation tax credits for the years 1981 through 1990. On October 16, 1997, as part of the Tax Court litigation, the company and the IRS reached a tentative agreement that settled the tax claims for the years 1981 through 1986 for $132 (plus interest). This agreement is subject to approval by the Joint Committee on Taxation. Remaining claims totaling $176 (plus interest) for the years 1987 through 1990 are still being contested at the IRS administrative level and are not covered by the settlement agreement.

       The exact amount and timing of the net refund associated with the Tax Court litigation and related settlement is not known. However, the company expects the net refund will exceed the amounts previously recorded and, therefore, will result in the recognition of additional tax benefits when realization is assured.

       The IRS has completed its examination of the company's consolidated federal income tax returns for the years 1987 through 1989. Certain issues related to these years have been protested to the IRS Appeals Division. The IRS is also currently examining the company's consolidated returns for the years 1990 through 1995. Since the company has recorded liabilities for tax contingencies, resolution of these matters is not expected to have a materially unfavorable impact on the company's financial condition or results of operations.


E. CONTRACTS IN PROCESS

Contracts in process consist of the following:

                                               DECEMBER 31
---------------------------------------------------------------
                                            1997         1996
---------------------------------------------------------------
Contract costs and estimated profits       $6,382       $6,076
Other costs                                   410          352
---------------------------------------------------------------
                                            6,792        6,428
Less advances and progress payments         6,090        5,870
---------------------------------------------------------------
                                           $  702       $  558
---------------------------------------------------------------

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


F. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

                                         DECEMBER 31
----------------------------------------------------------
                                      1997         1996
----------------------------------------------------------
Land and improvements                $   82       $   78
Mineral reserves                         87           93
Buildings and improvements              329          250
Machinery and equipment               1,194          974
----------------------------------------------------------
                                      1,692        1,395
Less accumulated depreciation,
    depletion and amortization        1,100          954
----------------------------------------------------------
                                     $  592       $  441
----------------------------------------------------------



30          GENERAL DYNAMICS 1997 ANNUAL REPORT

       Certain of the company's plant facilities are provided by the U.S. government and therefore not included above.


G. INTANGIBLE ASSETS

       Intangible assets resulting from the company's acquisitions discussed in Note B consist of the following:

                                          DECEMBER 31
----------------------------------------------------------
                                      1997         1996
----------------------------------------------------------
Contracts and programs acquired       $  376       $  149
Goodwill                                 828           16
----------------------------------------------------------
                                      $1,204       $  165
----------------------------------------------------------

       Intangible assets are shown net of accumulated amortization of $31 and $10 at December 31, 1997 and 1996, respectively. Intangible assets are amortized on a straight-line basis over periods ranging from 8 to 40 years.


H. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

                                DECEMBER 31
-----------------------------------------------
                           1997         1996
-----------------------------------------------
Workers' compensation       $242       $239
Retirement benefits          221        179
Salaries and wages            93         68
Customer deposits            114          2
Other                        258        163
-----------------------------------------------
                            $928       $651
-----------------------------------------------

       The increase in total other current liabilities is primarily attributable to the acquisitions during 1997 discussed in Note B.


I. DEBT

Debt consists of the following:

                             DECEMBER 31
-----------------------------------------------
                           1997         1996
-----------------------------------------------
Note payable               $220       $  -
Debentures                   38         38
Other                         7          -
-----------------------------------------------
                            265         38
Less current portion        108          -
-----------------------------------------------
                           $157       $ 38
-----------------------------------------------

       On December 31, 1997, the company borrowed $220 from a Canadian bank to effect the acquisition of Computing Devices International at a rate of 5.17 percent due in March 1998. The company expects to repay $70 of this debt and refinance the balance under a long-term arrangement.

       The company has elected to exercise its option to call for the early redemption of all of its outstanding 9.95 percent Debentures due April 1, 2018. The redemption date is April 1, 1998.

       The company has the capacity to borrow up to $800 under its committed lines of credit. Of this amount, $400 is available under a short-term line of credit and $400 is available under a five-year line of credit. There were no borrowings under the lines of credit during 1997 or under similar facilities during 1996.


J. OTHER LIABILITIES

Other liabilities consist of the following:

                                             DECEMBER 31
-----------------------------------------------------------
                                           1997       1996
-----------------------------------------------------------
Accrued costs on disposed businesses       $211       $256
Retirement benefits                         154        111
Coal mining related liabilities              78         77
Other                                       185        152
-----------------------------------------------------------
                                           $628       $596
-----------------------------------------------------------

       The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include retiree medical, environmental, legal and other costs.

       The company has certain liabilities which are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on a rate of 7.25 percent at December 31, 1997 and 1996. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

       The increase in total other liabilities is primarily attributable to the acquisitions during 1997 discussed in Note B.


K. SHAREHOLDERS' EQUITY

STOCK SPLIT. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend to be distributed on April 2, 1998 to shareholders of record on March 13, 1998. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from retained earnings and surplus to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data, and market prices of the company's common stock have been restated.

       AUTHORIZED STOCK. The authorized capital stock of the company consists of 200 million shares of $1 par value common stock and 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          31

L. FINANCE OPERATIONS

The company owns three liquefied natural gas (LNG) tankers which have been leased to a nonrelated company. The U.S. government-guaranteed Title XI Bonds, which financed the leases, were retired in 1996. This retirement was financed by the private placement of new bonds that are also secured by the LNG tankers. The new bonds are callable under certain conditions and are also nonrecourse to the company. Accordingly, in the event the lessee defaults on the lease payments, the company is not obligated to repay the debt. The 1996 refinancing did not have a material impact on the company's results of operations or financial condition.

       The following is a summary of the comparative financial statements for the finance operations:

BALANCE SHEET DATA

                                              DECEMBER 31
-----------------------------------------------------------
                                           1997       1996
-----------------------------------------------------------
ASSETS
Leases receivable                          $204       $214
Due from parent                              52         64
-----------------------------------------------------------
                                           $256       $278
-----------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt                                       $118       $135
Income taxes                                 70         74
Shareholder's equity                         68         69
-----------------------------------------------------------
                                           $256       $278
-----------------------------------------------------------


EARNINGS DATA

                            YEAR ENDED DECEMBER 31
----------------------------------------------------
                          1997      1996      1995
----------------------------------------------------
Interest income            $21       $23       $17
Interest expense and
    income taxes            12        17        14
----------------------------------------------------
Net earnings               $ 9       $ 6       $ 3
----------------------------------------------------

       On October 1, 1995, the leases were extended from 2004 through 2009. These leases are classified as direct financing leases. The lease extension increased aggregate future minimum lease payments and unearned interest income, but did not alter the company's net investment in leases receivable. The components of the company's net investment in the leases receivable are as follows:

                                      DECEMBER 31
----------------------------------------------------
                                    1997       1996
----------------------------------------------------
Aggregate future minimum
    lease payments                  $318       $349
Unguaranteed residual value           38         38
Less unearned interest income        152        173
----------------------------------------------------
                                    $204       $214
----------------------------------------------------

       The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

       Semiannual sinking fund payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The weighted average interest rate on the debt is 6.2 percent. The schedule of principal payments for the next five years is $18 in 1998, $19 in 1999, $19 in 2000, $21 in 2001 and $22 in 2002.


M.    FAIR VALUE OF FINANCIAL
      INSTRUMENTS

       The estimated fair values of the company's financial instruments are as follows:

                                                  DECEMBER 31
-----------------------------------------------------------------------------
                                          1997                   1996
-----------------------------------------------------------------------------
                                  Carrying      Fair     Carrying     Fair
                                   Amount       Value     Amount      Value
-----------------------------------------------------------------------------
Cash and equivalents and
    marketable securities            $441        $441      $1,155      $1,155
Other available-for-sale
    investments                        46          46          51          51
Short- and long-term debt             265         268          38          41
Short- and long-term debt -
    finance operations                118         120         135         137
-----------------------------------------------------------------------------

       Fair value is based on quoted market prices, except for privately placed debt where fair value is based on risk-adjusted discount rates.

       Marketable securities classified as available-for-sale were $30 and $501 at December 31, 1997 and 1996, respectively, and included primarily corporate debt securities. Other available-for-sale investments represent U.S. government debt obligations restricted for payment of worker's compensation benefits under an agreement with the State of Maine. Amortized cost for available-for-sale marketable securities and other investments approximated fair value at December 31, 1997 and 1996.

       The proceeds from the sale of available-for-sale securities were $612, $228 and $7 in 1997, 1996 and 1995, respectively. For debt securities and obligations classified as available-for-sale at December 31, 1997, $38 mature within one year, $28 between one and five years, and $10 between five and ten years.

       The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $59 at December 31, 1997. The company knows of no event of default which would require it to satisfy these guarantees and, therefore, the fair value of these contingent liabilities is considered immaterial.


32          GENERAL DYNAMICS 1997 ANNUAL REPORT

N. COMMITMENTS AND CONTINGENCIES

LITIGATION. Claims made by and against the company regarding its consolidated federal income tax returns are discussed in Note D. Claims made by and against the company regarding the development of the Navy's A-12 aircraft are discussed in Note O.

       On May 1, 1997, a jury in San Diego County rendered a verdict of $101 against the company in favor of 97 former Convair employees. In this lawsuit, Argo, et al. v. General Dynamics, the plaintiffs alleged that the company interfered with their right to join an earlier class action lawsuit and concealed its plans to close its Convair division. The jury awarded the plaintiffs a total of $1.8 in actual damages, and $99 in punitive damages. The company is appealing the judgment. The company believes it has substantial legal defenses, but in any case, it believes the punitive damage award is excessive as a matter of law. Management currently believes the ultimate outcome will not have a material impact on the company's results of operations or financial condition.

       General Dynamics Corporation was served with a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics and Lloyd Thompson, seeking a declaratory judgment and rescission of certain excess loss insurance contracts covering the company's self-insured workers' compensation program at its Electric Boat division for the period July 1, 1988, to June 30, 1992. The insurance contracts cover losses of up to $30 in excess of a $40 attachment point in each of the four policy years. General Dynamics has counterclaimed, alleging that the plaintiffs have breached their insurance contracts by failing to pay claims. General Dynamics seeks a declaratory judgment that the policies are valid, seeks actual damages, and payment of a penalty under a Missouri statute, on the ground that the plaintiffs' failure to pay is vexatious and unreasonable. The named plaintiffs are members of the Lloyd's of London syndicates and other British insurers who have underwritten the risk. The company does not expect that the matter will have a material impact on the company's results of operations or financial condition.

       HE Holdings, Inc. and Hughes Missile Systems Company (HMSC) have filed a fifth amended complaint against the company alleging breach of contract, fraud, and conversion with respect to certain representations and warranties contained in the Asset Purchase Agreement dated May 8, 1992, for the sale of the company's missile business. The amended complaint, which was filed in the Superior Court of the State of California, seeks $38 in compensatory damages as well as punitive damages. The company does not expect that the lawsuit will have a material impact on the company's results of operations or financial condition.

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

       The company has been sued as the "alter ego" of Asbestos Corporation Ltd., a Canadian company, in which General Dynamics owned shares between 1969 and 1982. General Dynamics, along with more than 50 other defendants, has been sued in several thousand cases filed in Texas by plaintiffs alleging exposure to asbestos. Although the gross claims attributable to the plaintiffs cannot be estimated, including the share of the company or any other defendant, losses arising from these matters are largely covered by insurance. Therefore, the company does not believe that these matters will have a material impact on the company's results of operations or financial condition.

       The company is a defendant in tort cases pending in state and federal court in Arizona, as well as in cases brought under the Comprehensive Environmental Response, Compensation and Liability Act. The litigation arises out of groundwater and soil contamination at the Tucson airport. The company's predecessor in interest, Consolidated Aircraft Company, operated a modification center at the site during World War II. The company has defenses to the claims, as well as a claim against the government for indemnification. Although the company is unable to estimate its share of any liability arising from these claims, the company does not believe the litigation will have a material impact on the company's results of operations or financial condition.

       The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's results of operations or financial condition.

       ENVIRONMENTAL. The company is directly or indirectly involved in certain Superfund sites in which the company, along with other major U.S. corporations, has been designated a potentially responsible party (PRP) by the U.S. Environmental Protection Agency or a state environmental agency with respect to past shipments of hazardous waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes it is a small contributor and its liability at any individual site is not material. The company is also involved in the cleanup and remediation of various conditions at sites it currently or formerly owned or operated.



                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          33

       The company measures its environmental exposure based on enacted laws and existing regulations, and on the technology expected to be approved to complete the remediation effort. The estimated cost to perform each of the elements of the remediation effort is based on when those elements are expected to be performed. Where a reasonable basis for apportionment exists with other PRPs, the company estimates only its allowable share of the joint and several remediation liability for a site, taking into consideration the solvency of other participating PRPs. Based on a site by site analysis, the company believes it has adequate accruals for any liability it may incur arising from the sites.

       OTHER. In the ordinary course of business, the company has entered into letter of credit arrangements and other arrangements with financial institutions and insurance carriers aggregating approximately $415 at December 31, 1997. For discussion of other financial guarantees, see Note M. The company's rental commitments under existing leases at December 31, 1997, are not significant.


O. TERMINATION OF A-12 PROGRAM

The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the Navy's new carrier-based Advanced Tactical Aircraft. The Navy terminated the company's A-12 aircraft contract for default. Both the company and McDonnell Douglas (the contractors) were parties to the contract with the Navy, each had full responsibility to the Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' appeal of the termination for default, or a negotiated settlement.

       The contractors filed a complaint on June 7,1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal relief. A trial on Count XVII of the complaint, which relates to the propriety of the termination for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default. On December 19, 1995, following a trial on the merits, the court issued an order converting the termination for default to a termination for convenience.

       On February 23, 1998, a final judgment was entered in favor of the contractors for $1,200 plus interest. The U.S. government has filed a notice of appeal. Final resolution of the A-12 litigation will depend on the outcome of expected appeal or negotiation with the government. The company has not recognized any claim revenue from the Navy.

       The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities, and the liability associated with pursuing the litigation through the appeals process. In the unlikely event that the court's decision converting the termination to a termination for convenience is reversed on appeal, and the contractors are ultimately found to be in default of the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675, plus interest, may be recognized by the company. This result is considered remote.


P. INCENTIVE COMPENSATION PLAN

Under the 1997 Incentive Compensation Plan, the company may grant awards in combination of cash, common stock, stock options and restricted stock. The plan complies with the Securities and Exchange Commission's Rule 16b-3 and with the Internal Revenue Code Section 162(m).

       In October 1993, the company introduced a long-term incentive program which granted stock options and restricted stock. The stock options are exercisable at the fair market value of the common stock on the date of grant generally with 50 percent of the stock options vesting on the one year anniversary of their grant and the remaining 50 percent vesting on the two year anniversary of their grant. The stock options have a maximum term of five years. The restricted stock has a feature that will increase or decrease the number of shares initially granted based on movement in the company's stock price from the date of grant to the end of the two year performance period. Once the number granted has been adjusted, restrictions will continue to be imposed for an additional two years, at which time all restrictions will lapse. Prior to October 1993, stock options granted under the company's incentive compensation plans were awarded for a maximum term of ten years and were exercisable in their entirety beginning 18 months after the date of award.



34          GENERAL DYNAMICS 1997 ANNUAL REPORT

       There were 345,860, 91,546 and 398,790 shares of restricted stock awarded in 1997, 1996 and 1995, respectively. There were 982,002 shares of restricted stock outstanding at December 31, 1997. Information with respect to stock options is as follows:

                                             YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------
                                        1997           1996            1995
------------------------------------------------------------------------------
NUMBER OF SHARES
    UNDER STOCK OPTIONS:
Outstanding at
    beginning of year                3,653,704      4,605,446      3,641,774
        Granted                      1,344,252        137,600      1,439,300
        Exercised                   (1,272,382)      (990,010)      (342,528)
        Canceled                      (148,266)       (99,332)      (133,100)
------------------------------------------------------------------------------
Outstanding at end
    of year                          3,577,308      3,653,704      4,605,446
------------------------------------------------------------------------------
EXERCISABLE AT END OF YEAR           1,602,766      2,858,744      1,958,622
==============================================================================

WEIGHTED AVERAGE
    EXERCISE PRICE:
Outstanding at
    beginning of year                   $25.74         $22.84         $18.90
Granted                                  33.17          30.40          30.12
Exercised                                24.55          12.60          11.21
Canceled                                 30.45          29.02          23.45
Outstanding at end of year               28.76          25.74          22.84
Exercisable at end of year               24.53          24.49          17.16
------------------------------------------------------------------------------


       Information with respect to stock options outstanding and stock options exercisable at December 31, 1997, is as follows:

                                        OPTIONS OUTSTANDING
                      ------------------------------------------------------
                         Number             Weighted            Weighted
   Range of            Outstanding      Average Remaining        Average
Exercise Prices        at 12/31/97      Contractual Life     Exercise Price
----------------------------------------------------------------------------
$   3.60 - 11.37             67,984           3.6 years           $ 7.96
   19.91 - 23.50          1,107,170           1.0                  23.35
   29.06 - 33.38          2,391,054           3.6                  31.81
   36.50 - 41.02             11,100           4.5                  39.09
----------------------------------------------------------------------------
                          3,577,308
============================================================================


                                        OPTIONS EXERCISABLE
                      ------------------------------------------------------
                         Number             Weighted            Weighted
   Range of            Outstanding      Average Remaining        Average
Exercise Prices        at 12/31/97      Contractual Life     Exercise Price
----------------------------------------------------------------------------
    3.60 - 11.37             67,984           3.6 years           $ 7.96
   19.91 - 23.50          1,107,170           1.0                  23.35
   29.06 - 33.38            427,612           2.9                  30.22
----------------------------------------------------------------------------
                          1,602,766
============================================================================

       At December 31, 1997, 7,458,980 treasury shares have been reserved for options that may be granted in the future, in addition to the shares reserved for issuance on the exercise of options outstanding.

       Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company's incentive compensation plans, the company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:


------------------------------------------------------------------------------
                                                   1997       1996      1995
------------------------------------------------------------------------------
Net Earnings:               As Reported            $ 316     $ 270     $ 321
                            Pro Forma                312       268       321
Net Earnings Per
    Share--Basic:           As Reported            $2.51     $2.14     $2.55
                            Pro Forma               2.49      2.12      2.55
Net Earnings Per
    Share--Diluted:         As Reported            $2.50     $2.13     $2.54
                            Pro Forma               2.47      2.11      2.54
------------------------------------------------------------------------------
Weighted average fair
    value of options granted                       $5.42     $3.77     $3.69
------------------------------------------------------------------------------

       The compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options.

       The fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:


------------------------------------------------------------------------------
                                        1997            1996            1995
------------------------------------------------------------------------------
Dividend yield                          2.5%            2.3%            2.5%
Expected volatility                      18%             20%             20%
Risk-free interest rate                 6.4%            5.7%            5.6%
Expected lives after
    vesting period                 18 months        4 months        4 months
------------------------------------------------------------------------------

Q. RETIREMENT PLANS

PENSION. The company has 17 trusteed, noncontributory, defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

       It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          35

       Net periodic pension cost for the total company included the following:

                                                YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------
                                           1997           1996          1995
------------------------------------------------------------------------------
Service cost -- benefits earned
    during period                           $ 52         $  50         $  47
Interest cost on projected
    benefit obligation                       210           182           158
Actual gain on plan assets                  (741)          (12)         (933)
Net amortization and deferral                478          (212)          737
------------------------------------------------------------------------------
                                            $ (1)         $  8          $  9
------------------------------------------------------------------------------


       The following table sets forth the plans' funded status:

                                                           DECEMBER 31
------------------------------------------------------------------------------
                                                       1997            1996
------------------------------------------------------------------------------
Actuarial present value of benefit
   obligations:
        Vested benefit obligation                    $(3,074)        $(2,405)
==============================================================================
        Accumulated benefit obligation               $(3,093)        $(2,450)
==============================================================================
        Projected benefit obligation                 $(3,339)        $(2,597)
Plans' assets at fair value                            4,491           3,356
------------------------------------------------------------------------------
Plans' assets in excess of
    projected benefit obligation                       1,152             759
Unrecognized net gain                                   (919)           (550)
Unrecognized prior service cost                          253             240
Unrecognized net asset at
    January 1, 1986                                      (35)            (39)
------------------------------------------------------------------------------
Prepaid pension cost                                 $   451          $  410
------------------------------------------------------------------------------

       Assumptions used in accounting for the plans are as follows:

                                                     DECEMBER 31
------------------------------------------------------------------------------
                                           1997           1996          1995
------------------------------------------------------------------------------
Discount rate                              7.25%          7.5%            7%
Varying rates of increase in
    compensation levels
    based on age                         4.5-10%       4.5-10%       4.5-10%
Expected long-term rate of
    return on assets                          8%            8%            8%
------------------------------------------------------------------------------


       Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Reflecting the movement in interest rates, the company decreased its discount rate assumption from 7.5 percent to 7.25 percent at December 31, 1997, which increased the projected benefit obligation $95. Also, due to the business acquisitions in 1997 discussed in Note B, the projected benefit obligation increased $563 and the plans' assets increased $598.

       Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

       Since 1992, the company has deferred certain gains realized by the commercial plan for the purpose of offsetting any costs associated with its final disposition, either through reversion or other actions. These deferred gains have been classified against the prepaid pension cost resulting in a net asset of $136 and $124 at December 31, 1997 and 1996, respectively, which is included in other noncurrent assets on the Consolidated Balance Sheet.

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

       At December 31, 1997, approximately 38 percent of the plans' assets are invested in securities of the U.S. government or its agencies, 27 percent in diversified U.S. common stocks, 18 percent in mortgage-backed securities and 17 percent in diversified U.S. corporate debt securities.

       In addition to the defined benefit plans, the company provides eligible employees the opportunity to participate in savings plans that permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund which invests in the company's common stock. The company's contributions amounted to $27, $22 and $25 in 1997, 1996 and 1995, respectively. Approximately 6 million shares of the company's common stock were held by the plans at both December 31, 1997 and 1996.



36          GENERAL DYNAMICS 1997 ANNUAL REPORT

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

       The company established and began funding a Voluntary Employee's Beneficiary Association (VEBA) trust in 1992 for certain plans in the amount of their related annual net periodic postretirement benefit cost. The remaining plans are primarily funded as claims are received.

       The net periodic postretirement benefit cost for the total company included the following:

                                                    YEAR ENDED DECEMBER 31
------------------------------------------------------------------------------
                                                1997        1996        1995
------------------------------------------------------------------------------
Service cost - benefits earned
    during period                               $  4        $  7        $  8
Interest cost on projected
    benefit obligation                            44          46          51
Actual gain on plan assets                       (43)        (17)        (32)
Amortization of unrecognized
    transition obligation                         24          29          35
Net amortization and deferral                     26           4          20
------------------------------------------------------------------------------
                                                $ 55        $ 69        $ 82
------------------------------------------------------------------------------

       The following table sets forth the plans' funded status:

                                                            DECEMBER 31
------------------------------------------------------------------------------
                                                        1997             1996
------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
        Retirees                                        $464            $459
        Other fully eligible participants                 43              32
        Other active participants                        113             137
------------------------------------------------------------------------------
                                                         620             628
Less plans' assets at fair value                         241             203
------------------------------------------------------------------------------
Obligation in excess of plans' assets                    379             425
Unrecognized transition obligation                      (130)           (217)
Unrecognized net gain                                     76              56
Unrecognized prior service cost                           (3)             (3)
------------------------------------------------------------------------------
Accrued postretirement benefit obligation               $322            $261
------------------------------------------------------------------------------

       Assumptions used in accounting for the plans are as follows:

                                                    DECEMBER 31
------------------------------------------------------------------------------
                                        1997           1996           1995
------------------------------------------------------------------------------
Discount rate                          7.25%            7.5%              7%
Expected long-term rate of
    return on assets                      8%              8%              8%
Assumed health care cost
    trend rate for next year:
        Post-65 claim groups              5%              6%              7%
        Pre-65 claim groups             7.5%            8.5%         9.5-13%
------------------------------------------------------------------------------

       As stated above, the company decreased its discount rate assumption from
7.5 percent to 7.25 percent at December 31, 1997, which increased the accumulated postretirement benefit obligation $15. Also, due to the business acquisitions in 1997 discussed in Note B, the accumulated postretirement benefit obligation increased $65, partially offset by a reduction due to contract negotiations with the United Auto Workers Union.

       The health care cost trend rates are assumed to gradually decline to 4.5 percent and 5 percent for post-65 and pre-65 claim groups, respectively, in the year 2002 and thereafter over the projected payout period of the benefits.

       The effect of a one percent increase each year in the health care cost trend rate used would result in an increase of $42 in the accumulated postretirement benefit obligation at December 31, 1997, and an increase of $4 in the aggregate of the service and interest cost components of the 1997 net periodic cost.

       At December 31, 1997, approximately 52 percent of the trusts' assets were invested in diversified U.S. common stocks, 18 percent in mortgage-backed securities, 24 percent in securities of the U.S. government and its agencies and 6 percent in diversified U.S. corporate debt securities.

       The company's contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA, and for non-funded plans, for costs based on claims paid. The net periodic postretirement benefit cost exceeds the company's cost currently allocable to contracts. To the extent the company has contracts in backlog sufficient to recover the excess cost, the company is deferring the charge in contracts in process until such time that the cost is allocable to contracts.


                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          37

R. BUSINESS SEGMENT INFORMATION

The company's primary business is supplying weapons systems and services to the U.S. government and its international allies. For a description of the company's business segments, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.

       Summary financial information for each of the company's segments follows:

                              NET SALES                     OPERATING EARNINGS                 SALES TO U.S. GOVERNMENT
-------------------------------------------------------------------------------------------------------------------------------
                   1997        1996         1995       1997        1996        1995        1997        1996          1995
-------------------------------------------------------------------------------------------------------------------------------
Marine          $ 2,311      $ 2,332      $ 1,884    $   234     $   216     $   194     $ 2,280      $ 2,316      $ 1,869
Combat Systems    1,509        1,026        1,050        187         140         140       1,371          996        1,029
Other               242          223          133         25          (3)        (19)          -            -            -
-------------------------------------------------------------------------------------------------------------------------------
                $ 4,062      $ 3,581      $ 3,067    $   446     $   353     $   315     $ 3,651      $ 3,312      $ 2,898
-------------------------------------------------------------------------------------------------------------------------------

                                                                                             DEPRECIATION, DEPLETION
                        IDENTIFIABLE ASSETS                CAPITAL EXPENDITURES                 AND AMORTIZATION
-------------------------------------------------------------------------------------------------------------------------------
                   1997        1996         1995       1997        1996        1995        1997        1996          1995
-------------------------------------------------------------------------------------------------------------------------------
Marine           $  706       $  806       $  935     $   28      $   18      $    8      $   34       $   40       $   23
Combat Systems      974          336          237         17          14           8          36           12            9
Other               371          388          317         19          12           3          17           12            5
Corporate*        2,040        1,769        1,675         19          31          13           4            3            1
-------------------------------------------------------------------------------------------------------------------------------
                 $4,091       $3,299       $3,164     $   83      $   75      $   32      $   91       $   67       $   38
-------------------------------------------------------------------------------------------------------------------------------

* Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development, net assets of discontinued operations and prepaid pension cost. Corporate identifiable assets also include $1,075 of identifiable assets of Advanced Technology Systems and Computing Devices International acquired in the fourth quarter of 1997, which will become part of the company's new Information Systems and Technology segment in 1998. See Management's Discussion and Analysis of the Results of Operations and Financial Condition for further description of this new segment.


S. QUARTERLY DATA (UNAUDITED)

                                                                                              Common Stock(a)
                                                                               -------------------------------------------
                                                              Net Earnings              Market Price
                                                               Per Share (a)               Range
                      Net        Operating      Net        -------------------   ---------------------        Dividends
                     Sales       Earnings     Earnings      Basic      Diluted     High           Low          Declared
--------------------------------------------------------------------------------------------------------------------------
1997
  4th Quarter       $1,101       $  117       $   83       $   .66    $   .65    $44 7/16       $37 31/32      $  .205
  3rd Quarter          988          113           82           .65        .65     45 3/4         37               .205
  2nd Quarter        1,032          114           80           .64        .64     38 15/16       31 9/16          .205
  1st Quarter          941          102           71           .56        .56     36 1/8         32 13/16         .205
--------------------------------------------------------------------------------------------------------------------------
1996
  4th Quarter       $  896       $   92       $   70       $   .56    $   .55    $37 3/4        $33 3/8        $  .205
  3rd Quarter          862           89           68           .54        .54     34 13/16       28 3/4           .205
  2nd Quarter          930           89           67           .53        .53     32 5/8         28 1/2           .205
  1st Quarter          893           83           65           .51        .51     31 7/16        28 13/16         .205
--------------------------------------------------------------------------------------------------------------------------


Note: Quarterly data is based on a 13 week period.

(a) Data has been restated to give retroactive recognition to the company's announced two-for-one stock split. See Note K.



38          GENERAL DYNAMICS 1997 ANNUAL REPORT

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

       The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.


  /s/ MICHAEL J. MANCUSO                                /s/ JOHN W. SCHWARTZ
  ----------------------                                --------------------
  Michael J. Mancuso                                    John W. Schwartz
  Senior Vice President and                             Controller
  Chief Financial Officer




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                      /s/ ARTHUR ANDERSEN LLP
                                                      -----------------------
                                                      ARTHUR ANDERSEN LLP

Washington, D.C.
January 26, 1998 (except with respect to the stock split discussed in Note K, as to which the date is March 4, 1998, and to the matter discussed in Note O, as to which the date is February 23, 1998)



                                 GENERAL DYNAMICS 1997 ANNUAL REPORT          39

SELECTED FINANCIAL DATA (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS,
EXCEPT PER SHARE AND PER EMPLOYEE AMOUNTS)             1997              1996           1995               1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                          $  4,062          $  3,581       $  3,067          $  3,058          $  3,187
Operating costs and expenses                          3,616             3,228          2,752             2,737             2,878
Interest, net                                            36                55             55                22                36
Provision for income taxes                              163               139            128               120               143
Earnings from continuing operations                     316               270            247               223               270
Earnings per share from
    continuing operations--basic(d)                    2.51              2.14           1.96              1.77              2.17
Earnings per share from
    continuing operations--diluted(d)                  2.50              2.13           1.95              1.76              2.13
Cash dividends on common stock(d)                       .82               .82            .75               .70               .50
Sales per employee                                  160,000(c)        155,500        138,200(b)        143,900(a)        138,100(a)
===================================================================================================================================
Financial Position at December 31
Cash and equivalents and marketable securities     $    441          $  1,155       $  1,095          $  1,059          $    585
Property, plant and equipment, net                      592               441            398               264               302
Total assets                                          4,091             3,299          3,164             2,673             2,635
Long-term debt (including current portion)              265                38             38                40                38
Long-term debt-finance operations
    (including current portion)                         118               135            146               161               175
Shareholders' equity                                  1,915             1,714          1,567             1,316             1,177
    Per share(d)                                      15.22             13.58          12.39             10.45              9.41
===================================================================================================================================
Other Information
Funded backlog                                     $  6,796          $  6,161       $  5,227          $  4,562          $  5,487
Total backlog                                         9,599            10,350          7,386             6,006             7,015
Shares outstanding at December 31
    (in millions)(d)                                  125.8             126.2          126.5             126.0             125.1
Weighted average shares outstanding--
    basic (in millions)(d)                            125.7             126.3          126.0             126.1             124.4
Weighted average shares outstanding--
    diluted (in millions)(d)                          126.6             126.9          126.5             126.9             126.5
Common shareholders of record at
    December 31                                      21,046            22,129         22,930            23,935            24,496
Active employees at December 31:
    Total company                                    29,000            23,100         27,700            24,200            30,500
    Excluding discontinued operations                29,000            23,100         26,800            21,300            23,100
===================================================================================================================================

(a) Excludes Bath Iron Works, which was acquired on September 13, 1995. See Note B.

(b) Includes pro forma results of Bath Iron Works as if owned by the company for the entire year.

(c) Excludes Advanced Technology Systems, which was acquired on October 1, 1997, and Computing Devices International, which was acquired on December 31, 1997. See Note B.

(d) Data has been restated to give retroactive recognition to the company's announced two-for-one stock split. See Note K.



40          GENERAL DYNAMICS 1997 ANNUAL REPORT