Form 10-K, Exhibit 13
period 1998-12-31
GENERAL DYNAMICS CORP
filed 1999-03-18
CIK 40533

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts)


FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of the Results of Operations and Financial Condition and other sections of this annual report contain forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "estimates," variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows, contract awards and the company's expectations regarding the upcoming year 2000. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: the company's successful execution of internal performance plans; performance issues with key suppliers and subcontractors; the status or outcome of legal proceedings; the status or outcome of labor negotiations; changing priorities or reductions in the U.S. government defense budget; termination of government contracts due to unilateral government action; and the timing and occurrence (or non-occurrence) of circumstances beyond the company's control.


BUSINESS OVERVIEW

The company's primary business is supplying sophisticated defense systems to the United States and its allies. Over the last decade, due to a decline in the U.S. defense budgets, participants in the defense industry began a process of contraction and consolidation. The company participated in this shift by changing its focus to strengthen certain core businesses through both internal and external means. Management continues to focus on developing advanced technological solutions to meet its customers' evolving operational requirements and improving its cost structure. Management believes these initiatives have created efficient businesses that are positioned to capture new programs and contracts. The company's businesses have been awarded new programs with the potential for significant production, as well as several important contracts on existing programs, that management believes will carry the programs well into the next century. The anticipated defense programs and plans of the company and of the U.S. armed forces are subject to, among other events, changing priorities or reductions in the U.S. government defense budget. However, the company's programs continue to receive bipartisan support in the defense budget. The Department of Defense's fiscal year 2000 budget request submitted to Congress in February 1999 included substantially all of the company's major programs.

       Since September 1995, the company has invested approximately $2 billion in the acquisitions of 11 businesses which have been accretive to earnings. Management believes these acquisitions have strengthened the company's core operations, expanded its capabilities to include full systems integration and data management and extended the company's reach both geographically and in product mix.

[PHOTO]
MICHAEL J. MANCUSO,
Senior Vice President and
Chief Financial Officer

       Management intends to continue to implement its strategy to strengthen the company through core business revenue growth by positioning it to capture new programs and contracts; continued improvement in operations; and disciplined capital deployment, including internal investment and acquisitions.

       For its potential acquisitions, the company looks to those that address all or some of the following strategic criteria:

-      offer the opportunity to achieve savings through consolidation;

-      leverage on the company's operating strength and core competencies;

-      broaden product lines and create synergies among business units;

-      provide technology that improves the company's competitive position.

       With $220 in funds on hand after the most recent acquisition and the capacity for additional long-term borrowing, management believes it has the financial capability to take advantage of potential opportunities.

[BAR CHART]

NET EARNINGS

1996      $270
1997      $316
1998      $364

OPERATING CASH FLOWS

1996      $415
1997      $528
1998      $352

BUSINESS SEGMENTS

The company operates in three primary business segments: Marine Systems, Combat Systems and Information Systems and Technology. Marine Systems designs, builds and supports nuclear submarines and surface combatants for the U.S. Navy and provides ship management services for the U.S. government on prepositioning and ready reserve ships. On November 10, 1998, the company acquired control of NASSCO Holdings

20 GENERAL DYNAMICS 1998 ANNUAL REPORT

Incorporated (NASSCO), whose wholly owned subsidiaries include National
Steel and Shipbuilding Company, which is in the business of ship design, engineering, construction and repair for the U.S. military and various commercial customers. For a discussion of the accounting for this transaction and related information, see Note C to the Consolidated Financial Statements. Net sales of nuclear submarines were $1,381, $1,321 and $1,443 in 1998, 1997 and 1996, respectively. Net sales of surface combatants were $936, $839 and $791 in 1998, 1997 and 1996, respectively.

       Combat Systems develops, produces and supports land and amphibious combat systems, including the U.S. Army's main battle tank, other armored vehicles and a broad range of power trains, turrets and gun subsystems for the U.S. armed forces and international customers. It also is a leader in the production of ammunition products. Net sales of armored vehicles were $915, $960 and $889 in 1998, 1997 and 1996, respectively.

       Information Systems and Technology provides expertise in signal and information processing, the use of commercial technologies for military applications, battlespace information management and intelligence data acquisition and processing within the defense and intelligence branches of the U.S. government and its allies.

       The company also owns coal mining and aggregates operations in the Midwest, and a leasing operation for liquefied natural gas tankers, which are classified as "Other."

       A discussion of each business segment's backlog position (the estimated remaining sales value of work to be performed under firm contracts), anticipated programs, operating results and outlook follows. For a summary of business segment financial information, see Note S to the Consolidated Financial Statements which is incorporated herein by reference.

MARINE SYSTEMS

[BAR CHART]

BACKLOG

1996      $7,566
1997      $5,864
1998     $11,728

       Year-end backlog includes contracts for the construction of the first four ships of the Virginia-class submarine, formerly known as the New Attack Submarine, 13 Arleigh Burke class destroyers (DDG 51), five strategic sealift ships, and the final Seawolf-class attack submarine. A modification to the final Seawolf is currently under way. The modification is expected to extend the company's delivery date of the final Seawolf to 2003.

       The company's Marine Systems backlog doubled during 1998 due to several major awards and the acquisition of NASSCO in late 1998.

       In September, the Navy awarded a $4.2 billion contract to the company for the first four ships of the Virginia-class submarine. The Department of Defense's fiscal year 2000 budget includes funding for a fifth Virginia-class submarine in fiscal year 2003. The company is scheduled to deliver the lead ship of the class in 2004. Construction work will be shared equally with the company as the prime contractor and Newport News Shipbuilding Inc. (Newport News) in the role of subcontractor, in accordance with the terms of the Team Agreement entered into in February 1997 between the company and Newport News. Current Department of Defense plans call for 30 ships in the Virginia-class submarine program.

       In August, the Navy awarded a $68.5 contract to the newly formed DD 21 Shipbuilder Alliance, composed of the company and Ingalls Shipbuilding, a division of Litton Industries, Inc., for the first phase of system concept design work for the next generation surface combatant ships (DD 21). The company will serve as the Alliance prime contractor for the first phases of the DD 21 program and leads one of the Alliance's two competing design teams. Each team will share equally in the funding of the first phase award, and both shipbuilders are expected to share equally in the production of the DD 21 ships. Based on the Navy's plans, the development, design, construction and life-cycle support of the DD 21 ships is estimated at $25 billion and includes the construction of 32 ships over 25 years, beginning in 2004.

       In March, the Navy awarded a multiyear contract to the company for the construction of six additional DDG 51s for $2.1 billion. This award extends the company's deliveries to 2006.

       With the acquisition of NASSCO, Marine Systems added approximately $1.2 billion to its backlog. Included in this backlog are contracts for the construction of five strategic sealift ships for the U.S. Navy. An initial contract for $1.3 billion for the construction of six ships was awarded to NASSCO in 1993, with a seventh ship added in 1997 for approximately $200. During 1998, the first two of these ships were delivered to the U.S. Navy. Delivery of the seventh ship is scheduled for 2001. Also included in this backlog is a seven-year contract with the U.S. Navy for the phased maintenance of six LHA- and LHD-class ships for approximately $500, awarded to NASSCO during 1997.

       The company is a member of a three-contractor team which in December 1996 was awarded a contract to design and build the Navy's new class of amphibious transport ships (LPD 17). Congressional funding was previously approved for the design and construction of the first two LPD 17 ships. The Navy anticipates this to be a 12-ship program. If the Navy receives Congressional funding for the remaining 10 ships, the company has agreed with its partners that it will construct four ships. Congressional funding for the next two ships, one to be constructed by the company, is contained in the Department of Defense fiscal year 2000 budget request.


RESULTS OF OPERATIONS AND OUTLOOK

                                       1998            1997            1996
================================================================================
Net Sales                              $2,666          $2,311          $2,332
Operating Earnings                        285             234             216
Operating Margin                         10.7%           10.1%            9.3%
--------------------------------------------------------------------------------


                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 21

       Net sales increased $355 in 1998 due primarily to the acquisition of NASSCO and the transition of the ballistic missile fire control business to the Marine Systems segment from the Combat Systems segment. The operating results of NASSCO have been included with those of the company from the acquisition closing date, November 10, 1998. Operating earnings increased $51 due to earnings rate increases on the DDG 51 program in the fourth quarter and on the Seawolf program in the first quarter. The DDG 51 program continues to realize benefits from cost reduction efforts and diminishing operating risks as the business base stabilizes from the 1998 six-ship multiyear award. The Seawolf program continues to benefit from diminishing operating risks due to the maturity of the program and stabilization of the business base due to the four-ship Virginia-class award. The increase in operating earnings resulting from earnings rate increases was partially offset by a decline in submarine construction activity due to the delivery of the final Trident during late 1997.

       Net sales decreased $21 in 1997 due to lower submarine construction activity as a result of the delivery of the final Trident and the first Seawolf submarines. This decrease was partially offset by increased engineering and design work on the Virginia-class submarine. Operating earnings increased $18 due to earnings rate increases on the DDG 51 program in the fourth quarter and on the Seawolf program in the third quarter.

     Looking forward, Marine Systems operating margins in 1999 are expected to approximate those reported in 1998. With the delivery of the second Seawolf submarine in late 1998 and the award of the first four ships of the Virginia-class submarine, operating risks on submarine programs are expected to continue to diminish. Additionally, the DDG 51 program is expected to continue to benefit from cost reduction efforts and stabilization of business base. In the first quarter of 1999, in order to align the company's information technology resources, management moved its Defense Systems operating unit from the Marine Systems segment to the Information Systems and Technology segment. Net sales for this operating unit were approximately $140 in 1998.


COMBAT SYSTEMS

[BAR CHART]

BACKLOG

1996      $2,057
1997      $2,323
1998      $1,579

       The company enters 1999 in its fourth production year of a $1.3 billion multiyear contract for the upgrade of approximately 600 M1 Abrams tanks to the M1A2 configuration. Further M1A2 improvements--the System Enhancement Package--will be incorporated in the last 240 tanks of this multiyear contract, with deliveries to begin in August 1999. This contract is part of a U.S. Army procurement program to upgrade approximately 1,150 of the M1 Abrams tanks, with production anticipated through 2005.

       The company is under contract for the development of several other major systems, including a three-year $300 contract for the design and development of the Advanced Amphibious Assault Vehicle (AAAV) and construction of at least three prototypes. Fabrication of the first prototype vehicle began in 1998. Full-scale production is expected to begin in 2005. The Marine Corps plans to procure more than 1,000 vehicles in the next decade, a production program worth as much as $4 billion.

       The Crusader Self-Propelled Howitzer program remains the Army's largest single research and development program; the company's share is approximately 25 percent. The U.S. Army plans to build more than 800 Crusader systems, a production program that could be worth as much as $13 billion.

       Other mature production programs in Combat Systems backlog include several major components of the Bradley combat vehicle and its derivatives; Hydra 70 Rocket; diesel engines; and a four-year program to upgrade Fox Nuclear, Biological and Chemical Reconnaissance System vehicles. In May 1998, the company received a $106 contract from the U.S. Army to begin initial production of the Wolverine Heavy Assault Bridge, a derivative of the Abrams M1 platform. The first vehicle is scheduled for delivery in August 1999, with full-rate production expected to begin in 2000.

       In October 1998, the company's Armament Systems operating unit formed a joint venture with Mason & Hanger Corporation that consolidated two of the U.S. Army's ammunition production facilities. Previously a consolidated subsidiary, the company's Milan Army Ammunition Plant is now part of the unconsolidated joint venture, American Ordnance LLC. This joint venture is expected to lower costs and improve overall profit margins on the ordnance production programs. The company's share of American Ordnance's pretax earnings are included with those of the Combat Systems segment's operating earnings from its date of formation. Annualized revenues for the company's previous Milan operations were approximately $75. The joint venture's backlog was approximately $150 at the end of 1998.

RESULTS OF OPERATIONS AND OUTLOOK

                                         1998            1997           1996
================================================================================
Net Sales                               $1,272          $1,509         $1,026
Operating Earnings                         166             187            140
Operating Margin                          13.1%           12.4%          13.6%
--------------------------------------------------------------------------------


       Net sales decreased $237 in 1998 due primarily to the aforementioned transfer of the ballistic missile fire control business to the Marine Systems segment and completion of production on the Single Channel Ground and Airborne Radio System (SINCGARS). Net sales for the ballistic missile fire control business were approximately $120 in 1997. Operating earnings decreased $21 in 1998 due to the aforementioned declines in sales, including the timing of land combat program

22 GENERAL DYNAMICS 1998 ANNUAL REPORT
deliveries, partially offset by higher margins obtained from the SINCGARS program as production was completed.

       Net sales increased $483 and operating earnings increased $47 during 1997 due primarily to the acquisition of Defense Systems and Armament Systems from Lockheed Martin Corporation on January 1, 1997. For a discussion of the accounting for this transaction and related information, see Note C to the Consolidated Financial Statements. Excluding the results of the acquisitions, net sales decreased five percent due primarily to decreased tank kit production resulting from delivery of the last 48 kits to Egypt as part of the co-production program in early 1997. This decrease was partially offset by increased activity on the AAAV program.

       Looking forward, the company continues to seek improvements in operating margins in the Combat Systems segment through efforts to reduce costs and pursuit of international sales, including foreign military sales of tanks to Egypt, Greece, Turkey and Saudi Arabia. While operating margins are subject to quarter-to-quarter variations, the company expects full-year 1999 operating margins to approximate those reported in 1998.


INFORMATION SYSTEMS AND TECHNOLOGY

This recently formed segment is the result of a series of acquisitions of technology companies which are intended to provide the company with broader and deeper capabilities in electronics, systems integration and information management; extend the company's presence geographically; and enable the company to share technology across business segments.

       In 1998, the company completed two additional acquisitions. On August 3, the company acquired the assets of Caldwell Cable Ventures Inc., a provider of underwater fiberoptic and power cable installation. Caldwell Cable Ventures operates as a subsidiary of Advanced Technology Systems. On June 30, the company acquired the assets of Computer Systems & Communications Corporation, a systems integration and communications company serving the U.S. Department of Defense and other NATO countries. For a discussion of the accounting for these transactions and related information, see Note C to the Consolidated Financial Statements. The operating results of these acquired businesses are included with those of the company from their respective closing dates.

       The segment's net sales were $796 and operating earnings were $59 for the year ended December 31, 1998. Year-end backlog for this segment totaled approximately $700 and includes contracts at Advanced Technology Systems for continued sales of commercial undersea fiber optic products and sales involving light-wave based transmission systems to various government customers. Contracts at Computing Devices Canada include completion of the IRIS integrated communications system, sonar integration on the Swedish Hydra program, upgrading of AWACS display consoles and development of a landmine detection system. At General Dynamics Information Systems, backlog includes a contract to improve an advanced radar signal processor used in the Joint STARS airborne surveillance program. Backlog at Computing Devices Company in the United Kingdom includes a contract for production work on the Eurofighter program, a partnership program worth approximately $600 over the 20-year contract period.

       The company continues to seek improvements in operating margins in Information Systems and Technology through efforts to reduce costs. During the second half of this year, the company initiated internal actions to consolidate the electronics manufacturing processes of the segment in Advanced Technology Systems' Greensboro, North Carolina, facility. In the first quarter of 1999, as previously mentioned, management transitioned Defense Systems' business to the Information Systems and Technology segment.


OTHER

                                        1998            1997            1996
================================================================================
Net Sales                                $236            $242            $223
Operating Earnings                         32              25              (3)
--------------------------------------------------------------------------------


       In 1997, Freeman United Coal Mining Company (Freeman) elected to withdraw from the Bituminous Coal Operators' Association (BCOA) and negotiate future contracts independently with the United Mine Workers of America union (UMWA). Freeman's labor contract as part of the BCOA expired on August 1, 1998. On September 11, 1998, the union workforce, representing approximately seventy percent of Freeman's total workforce, went on strike. On December 21, 1998, the strike ended and the company reached a new collective bargaining agreement with its UMWA represented employees. The company believes the terms of the contract, which extend to February 2003, will provide it with cost savings.

       Despite the impact of the strike at Freeman, operating earnings increased $7 during 1998 due primarily to improved performance of the aggregates business as a result of improved shipments due to favorable weather conditions and reduction in cost, as well as cost reduction efforts at the coal mining operations.

       Operating earnings increased $28 during 1997 due primarily to the suspension of coal mining activity at an unprofitable location in early 1997.


ADDITIONAL FINANCIAL INFORMATION

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased during 1998 due primarily to business acquisitions. As a percentage of net sales, however, general and administrative expenses have remained consistent with 1997 and 1996 amounts.

       INTEREST INCOME, NET. Interest income was $16 in 1998, down from $40 in 1997 and $59 in 1996 due primarily to a decline in the average cash balance resulting from the use of $1.5 billion for business acquisitions during 1998 and 1997. Interest expense for 1998 increased over 1997 and 1996 as a result of borrowings made in connection with the Computing Devices International acquisition at the end of 1997.

       OTHER INCOME, NET. Other income varies from period to period based on the timing of transactions such as the sales of investments and miscellaneous assets.

       PROVISION FOR INCOME TAXES. On March 2, 1999, the company was notified that the Joint Committee on Taxation approved the settlement of the company's tax refund claims


                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 23
for research and experimentation tax credits for 1987 through 1989. The company expects to net approximately $250 after-tax cash during the second quarter of 1999, including settlement amounts carried forward from tax years 1981 through 1986. The company is presently evaluating the income effect of these settlements, and expects to recognize substantial income from the event in the first quarter of 1999. For further discussion of this and other tax matters, as well as a discussion of the net deferred tax asset, see Notes B and E to the Consolidated Financial Statements.

       EARNINGS PER SHARE. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend. Accordingly, earnings per share data has been restated to give retroactive recognition to the stock split in prior periods.

       YEAR 2000. The company has developed an internal Year 2000 compliance program (Y2K Project), which is focusing on three major areas of assessment, project planning and remediation with respect to Year 2000 issues (the inability of date-sensitive software and equipment to properly recognize dates beyond
1999): (1) information technology systems; (2) deliverable software (alone or as a component of another product); and (3) facilities and embedded processors. The company is working with its full-time information technology systems partner on the project. The assessment and project planning phase of the Y2K Project is substantially complete. The company expects the remediation phase to be substantially complete by the end of the first quarter of 1999. Validation testing occurs as systems are remediated and is expected to be finished in the third quarter of 1999. The company generally develops its deliverable software to conform with customer specifications. The company is completing its review of customer contracts and specifications to determine whether any Year 2000 issues exist. Remediation efforts have been undertaken where requested, required and/or funded by the customer. Management believes the company will complete the Y2K Project on schedule and that the costs to implement will not materially impact results of operations or financial condition, as most of these costs are expected to be allowable under the company's U.S. government contracts. The company believes its total Y2K Project costs will not exceed $40.

       The company has made inquiries of substantially all third parties with whom it has material business relationships to determine if they have Year 2000 issues. To date, the company has not been made aware of any Year 2000 issues with respect to these third parties that would be expected to materially and adversely affect the company. There can be no assurance, however, that these third parties have been or will be successful in identifying or addressing their Year 2000 issues.

       The implementation schedule, projected costs and beliefs regarding the company's Year 2000 issues detailed above are based on management's best estimates utilizing various assumptions as to future events. There can be no assurances that these expectations will be realized. Based on the status of the Y2K Project and third-party surveys, however, the company does not believe there are any material risks to the company related to Year 2000 issues. The company believes its worst case Year 2000 scenario, if realized, would involve a brief slowdown or cessation of production at one or more business units which would not be expected to have a material adverse effect on financial condition or results of operations. The company engages in continual monitoring, project reviews and internal audit activities designed to ensure Year 2000 readiness. The company has begun, and expects to complete during the second quarter of 1999, contingency planning with respect to Year 2000 issues.

       MARKET RISK. The company's investment securities carry fixed rates of interest over their respective maturity terms. The company does not use derivative instruments to alter the interest characteristics of these instruments. The aggregate fair value of the company's financial instruments approximates the carrying value at December 31, 1998.

       In connection with the long-term financing arrangement completed in September 1998, the company entered into an agreement to reduce the exposure to interest rate and foreign currency rate fluctuations. The company does not expect these transactions to have a material effect on the company's results of operations or financial condition.

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

       NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The company is required to adopt the provisions of the standard during the first quarter of 2000. Because of the company's minimal use of derivatives, the company does not expect that the adoption of the new standard will have a material impact on the results of operations or financial condition.

       Effective January 1, 1998, the company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides authoritative guidance on accounting for the costs of computer software developed or obtained for internal use and provides authoritative guidance for determining whether computer software is for internal use. The adoption of the SOP did not have a material impact on the company's results of operations or financial condition.

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


24 GENERAL DYNAMICS 1998 ANNUAL REPORT

FINANCIAL CONDITION

The company's liquidity and financial condition remained strong during 1998, enabling the company to acquire three additional businesses during the year for approximately $300. The company ended the year with $220 of cash and equivalents and marketable securities, a strong balance sheet and the capacity for additional long-term borrowings. A discussion of the company's financial condition in terms of its operating, investing and financing activities as defined in the Consolidated Statement of Cash Flows follows.

       OPERATING ACTIVITIES--CONTINUING. The net cash provided by continuing operations is summarized by type as follows:

                                                 Year Ended December 31

                                         1998            1997            1996
================================================================================
Operations                                $424           $ 581         $   520
Allocated federal income
   tax payments                           (110)           (115)           (127)
Other                                       38              62              22
--------------------------------------------------------------------------------
Operating cash flows                       352             528             415
Decrease in marketable
   securities, net                          30              62             742
--------------------------------------------------------------------------------
Net cash provided by
   continuing operations                  $382           $ 590          $1,157
--------------------------------------------------------------------------------


       The four types of cash flows are described as follows:

- Operations represent the pretax cash flows generated by the company's business segments. Due to the deliveries of two maturing submarine programs during 1997, cash flows from operations exceeded operating earnings plus depreciation and amortization for each of the years ended December 31, 1997 and 1996. This trend is not expected to continue due to the production growth on several new programs, including the Virginia-class submarine and light armored vehicles. Even though the company anticipates investing in working capital during this production growth life cycle, the company still expects to generate funds from operations in excess of its short- and long-term liquidity needs.

- For purposes of preparing the Consolidated Statement of Cash Flows, federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributed to each.

- Other cash flows include items that are not directly attributable to a business segment, such as interest received from investments in excess of interest paid on debt.

- In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the purchases, sales and maturities of marketable securities classified as trading are reflected as cash flows from operating activities. The decrease in each of the three years in the period ended December 31, 1998, was due to the company altering its investment portfolio to include more available-for-sale securities, which are included in investing activities.

       OPERATING ACTIVITIES--DISCONTINUED. Cash flows from discontinued operations improved during 1998 due primarily to decreased payments for disposition-related liabilities. For discussion of the A-12 program litigation, see Note P to the Consolidated Financial Statements.

       INVESTING ACTIVITIES. On February 10, 1999, the company made an offer to the board of directors of Newport News to acquire the outstanding shares of Newport News for $38.50 per share. The proposed transaction is subject to various conditions, including regulatory approvals and acceptance by the board of directors and shareholders of Newport News. If the transaction goes forward, the company would fund the expected acquisition cost of approximately $1.5 billion with existing and new credit facilities.

       As previously discussed, the company acquired three businesses in 1998 and six businesses in 1997. For further discussion of each acquisition, see Note C to the Consolidated Financial Statements. The company liquidated substantially all of its available-for-sale investment portfolio in order to acquire these businesses. The remaining fixed purchase consideration of $51 in cash for three individual stockholders' share of NASSCO common stock will be paid from available funds on May 5, 1999.

       The company commenced a project to modernize the facilities and to improve productivity at its Bath Iron Works' shipyard in late 1997. The company anticipates investing approximately $200 over a period of three years. Construction began in November 1998.

       Following the sale in 1993 and 1994 of the company's operations located in southern California, the company retained certain properties. These properties have been segregated on the Consolidated Balance Sheet as real estate held for development. Development work began in 1994 on certain of the properties in order to maximize the value the company receives from their sale. In 1998, the company completed the sale of a 232-acre site in the Kearny Mesa section of San Diego for approximately $80 in cash, and in 1997, received $23 in cash from the sale of certain other assets related to these properties.

       FINANCING ACTIVITIES. In connection with the company's acquisition of Computing Devices International on December 31, 1997, the company borrowed in Canadian dollars the U.S. equivalent of $220. The company repaid $70 of this note during 1998 and refinanced the balance in September 1998 under a 10-year arrangement.

       The company exercised its option to call for the early redemption of all of its outstanding 9.95 percent Debentures on April 1, 1998, for a total of approximately $40.

       On March 3, 1999, the company's board of directors declared an increased regular quarterly dividend of $.24 per share. The company had previously increased the quarterly dividend to $.22 per share in March 1998 and to $.205 per share in March 1996.

       In 1994, the board of directors reconfirmed management's authority to repurchase, at its discretion, up to six million shares of the company's common stock. During 1998, 1997 and 1996, the company repurchased approximately 600,000, 1.8 million and 780,000 shares, respectively, of its stock on the open market for a total of $28, $60 and $23, respectively. As of December 31, 1998, the company had repurchased approximately 4.3 million shares.

       The company has the capacity for long-term borrowings and currently has available a committed, $400 line of credit expiring in December 2002.

                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 25

CONSOLIDATED STATEMENT OF EARNINGS

                                                                                    Year Ended December 31

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      1998                    1997                     1996
==================================================================================================================================
NET SALES                                                           $4,970                  $4,062                   $3,581
OPERATING COSTS AND EXPENSES                                         4,428                   3,616                    3,228
-----------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                     542                     446                      353
Interest income, net                                                     4                      36                       55
Other income (expense), net                                              3                      (3)                       1
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                           549                     479                      409
Provision for income taxes                                             185                     163                      139
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                        $  364                  $  316                   $  270
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE:
  Basic                                                             $ 2.88                  $ 2.51                   $ 2.14
  Diluted                                                           $ 2.86                  $ 2.50                   $ 2.13
-----------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


26 GENERAL DYNAMICS 1998 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

                                                                                                December 31

(DOLLARS IN MILLIONS)                                                                  1998                     1997
============================================================================================================================
ASSETS
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and equivalents                                                                  $  127                   $  336
Marketable securities                                                                     93                      105
-----------------------------------------------------------------------------------------------------------------------
                                                                                         220                      441
-----------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                      316                      234
Contracts in process                                                                     952                      702
Other current assets                                                                     385                      312
-----------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                   1,873                    1,689
-----------------------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
Leases receivable--finance operations                                                    181                      193
Real estate held for development                                                          65                      128
Property, plant and equipment, net                                                       698                      592
Intangible assets                                                                      1,525                    1,204
Other assets                                                                             230                      285
-----------------------------------------------------------------------------------------------------------------------
Total Noncurrent Assets                                                                2,699                    2,402
-----------------------------------------------------------------------------------------------------------------------
                                                                                      $4,572                   $4,091
-----------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Current portion of long-term debt                                                     $    2                   $  108
Short-term debt--finance operations                                                       58                       18
Accounts payable                                                                         295                      255
Other current liabilities                                                              1,106                      910
-----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                              1,461                    1,291
-----------------------------------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt                                                                           167                      157
Long-term debt--finance operations                                                        82                      100
Other liabilities                                                                        643                      628
Commitments and contingencies (See Note O)
-----------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                                             892                      885
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus (shares issued 168,774,672)                              285                      220
Retained earnings                                                                      2,640                    2,386
Treasury stock (shares held 1998, 42,081,130 ; 1997, 42,989,118)                        (706)                    (691)
Accumulated other comprehensive income                                                    --                       --
-----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                             2,219                    1,915
-----------------------------------------------------------------------------------------------------------------------
                                                                                      $4,572                   $4,091
-----------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 27

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                       Year Ended December 31

(DOLLARS IN MILLIONS)                                                              1998        1997          1996
======================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                       $ 364      $   316       $  270
Adjustments to reconcile net earnings to net cash provided by continuing operations--
Depreciation, depletion and amortization                                             126           91           67
Decrease (Increase) in assets, net of effects of business acquisitions--
  Marketable securities                                                               30           62          742
  Accounts receivable                                                                (17)          (6)          25
  Contracts in process                                                              (209)          86           41
  Leases receivable--finance operations                                               11           10            8
  Other current assets                                                                 5           18           --
Increase (Decrease) in liabilities, net of effects of business acquisitions--
  Accounts payable and other current liabilities                                       8          (35)           2
  Current income taxes                                                                99           66           76
Deferred income taxes                                                                 (2)         (15)         (61)
Other, net                                                                           (33)          (3)         (13)
--------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                           382          590        1,157
Net cash used by discontinued operations                                             (12)         (33)        (121)
--------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                            370          557        1,036
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired                                         (256)      (1,230)         (59)
Purchases of available-for-sale securities                                          (443)        (440)        (986)
Sales/maturities of available-for-sale securities                                    493          916          484
Capital expenditures                                                                (158)         (83)         (75)
Proceeds from sale of assets                                                          24           11           41
Proceeds from sale of real estate held for development                                74           23           --
Other                                                                                 (3)          (5)         (10)
--------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                               (269)        (808)        (605)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt                                                        --          220           --
Proceeds from issuance of debt--finance operations                                    --           --          150
Repayment of debt                                                                   (157)          --           --
Repayment of debt--finance operations                                                (38)         (17)        (158)
Dividends paid                                                                      (108)        (102)        (101)
Purchase of common stock                                                             (28)         (60)         (23)
Proceeds from option exercises                                                        23           30            8
Other                                                                                 (2)          --           (6)
--------------------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided by Financing Activities                                    (310)          71         (130)
--------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS                                     (209)        (180)         301
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                            336          516          215
--------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                $ 127      $   336       $  516
--------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


28 GENERAL DYNAMICS 1998 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                                       Accumulated
                                                         Common Stock                             Treasury Stock          Other
                                                   --------------------------       Retained    -----------------     Comprehensive
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    Shares      Par    Surplus       Earnings    Shares     Amount         Income
===================================================================================================================================


BALANCE, DECEMBER 31, 1995                        168,774,672  $169    $11          $2,005    42,283,922      $625         $7
-----------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                          270
 Unrealized gains on securities,
   net of reclassification adjustment                                                                                      (6)
 Cash dividends declared
  ($.82 per share)                                                                    (103)
 Shares purchased                                                                                783,800        23
 Shares issued under Incentive
  Compensation Plan                                                     11                      (497,408)        2
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                        168,774,672   169     22           2,172    42,570,314       650          1
-----------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                          316
 Unrealized gains on securities,
   net of reclassification adjustment                                                                                      (1)
 Cash dividends declared
  ($.82 per share)                                                                    (102)
 Shares purchased                                                                              1,832,500        60
 Shares issued under Incentive
  Compensation Plan                                                     29                    (1,413,696)      (19)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                        168,774,672   169     51           2,386    42,989,118       691         --
-----------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                          364
 Unrealized gains on securities                                                                                             1
 Foreign currency translation
   adjustment                                                                                                              (1)
 Cash dividends declared
  ($.88 per share)                                                                    (110)
 Shares purchased                                                                                598,000        28
 Shares issued for business acquisition                                  4                      (157,283)       (3)
 Shares issued under Incentive
  Compensation Plan                                                     61                    (1,348,705)      (10)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                        168,774,672  $169   $116          $2,640    42,081,130      $706        $--
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.





                        GENERAL DYNAMICS 1998 ANNUAL REPORT                  29

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

  SALES AND EARNINGS UNDER LONG-TERM CONTRACTS AND PROGRAMS. Defense programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates for contracts that meet Statement of Position (SOP) 81-1 criteria. These rates are applied to contract costs, including general and administrative expenses, for the determination of sales and operating earnings. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

  Any anticipated losses on contracts or programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

  GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $384, $334 and $275 in 1998, 1997 and 1996, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

  INTEREST, NET. Interest income was $16, $40 and $59 in 1998, 1997 and 1996, respectively. Interest payments, including the company's finance operations, were $18, $12 and $14 in 1998, 1997 and 1996, respectively. Interest expense incurred by the company's finance operations is classified as operating costs and expenses.

  CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company classifies its securities based on the remaining maturity at the time of purchase. The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all marketable securities to fair value. In general, market adjustments to those securities with maturities less than one year are recognized in earnings and included as a component of accumulated other comprehensive income for securities with maturities greater than one year. At December 31, 1998, marketable securities consist primarily of corporate debt and government backed mortgage securities.

  ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivables), are included in contracts in process.

  PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at historical cost net of accumulated depreciation. The company primarily uses accelerated methods of depreciation for depreciable assets. Depletion of mineral reserves is computed using the units-of-production method. Depreciation expense was $83, $70 and $59 in 1998, 1997 and 1996, respectively.

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

  TRANSLATION OF FOREIGN CURRENCIES. Local currencies have been determined to be functional currencies for the company's international operations. Foreign currency balance sheets are translated at the end-of-period exchange rates and earnings statements at the average exchange rates for each period. The resulting foreign currency translation adjustments are included in the calculation of accumulated other comprehensive income and included in the equity section on the Consolidated Balance Sheet.

  COMPREHENSIVE INCOME. Effective January 1, 1998, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which requires the presentation and



30         GENERAL DYNAMICS 1998 ANNUAL REPORT
disclosure of comprehensive income. Comprehensive income was $364, $315 and $264 in 1998, 1997 and 1996, respectively.

  CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. SUBSEQUENT EVENTS

On March 2, 1999, the company was notified that the Joint Committee on Taxation approved the settlement of the company's tax refund claims for research and experimentation tax credits for 1987 through 1989. The company expects to net approximately $250 after-tax cash during the second quarter of 1999, including settlement amounts carried forward from tax years 1981 through 1986. The company is presently evaluating the income effect of these settlements, and expects to recognize substantial income from the event in the first quarter of 1999.

  On February 10, 1999, the company made an offer to the board of directors of Newport News Shipbuilding Inc. (Newport News) to acquire the outstanding shares of Newport News for $38.50 per share. The proposed transaction is subject to various conditions, including regulatory approvals and acceptance by the board of directors and shareholders of Newport News.

C. ACQUISITIONS

On November 10, 1998, the company acquired control of NASSCO Holdings Incorporated (NASSCO). The purchase consideration for 100 percent of NASSCO will be $369 in cash plus the obligation to discharge $46 in debt. The company paid $318 of the total consideration and repaid the $46 obligation in cash during November 1998 for the portion of NASSCO held by the NASSCO Holdings Incorporated Employee Stock Ownership Plan. The remaining fixed purchase consideration of $51 will be paid to three individual stockholders in cash on May 5, 1999, in consideration for their share of NASSCO common stock.

  NASSCO's wholly owned subsidiaries include National Steel and Shipbuilding Company, which is in the business of ship design, engineering, construction and repair for the United States military and various commercial customers, and NASSCO Funding Corporation, a finance subsidiary. See Note M for further details related to this finance operation. The company made two other acquisitions during 1998 for approximately $20 in cash and stock.

  Effective December 31, 1997, the company purchased the assets of Computing Devices International, formerly a division of Ceridian Corporation, for approximately $500, net of cash acquired of $100. The company borrowed $220 in connection with the acquisition. See Note J for details on the terms of the debt. Computing Devices International added three new defense electronics and system integration units to the company, General Dynamics Information Systems, Computing Devices Canada Ltd. and Computing Devices Company Limited in the United Kingdom.

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

  Effective January 1, 1997, the company purchased the assets of Defense Systems and Armament Systems, formerly operating units of Lockheed Martin Corporation, for $450 in cash. Defense Systems builds missile guidance and naval fire control systems. Their manufacture of light vehicles and turrets and transmissions for combat vehicles was transferred to another operating unit of the company in early 1998. Armament Systems designs, develops and produces advanced gun, ammunition handling and air defense systems, and is a leader in the production of ammunition and ordnance products.

  Each of these acquisitions has been accounted for under the purchase method of accounting. The purchase prices have been allocated to the estimated fair values of net tangible assets acquired, with any excess recorded as intangible assets (see Note H). Certain of the estimates related to the acquisition of NASSCO are still preliminary at December 31, 1998, but will be finalized within one year from its date of acquisition. The operating results of the acquired businesses are included with those of the company from their respective closing dates.

D. EARNINGS PER SHARE

The company has adopted the provisions of SFAS No. 128, "Earnings Per Share," which requires the presentation of earnings per share on both a basic and diluted basis for all periods presented. Basic and diluted weighted average shares outstanding are as follows (in thousands):

                                                 Year Ended December 31

                                            1998         1997      1996
-------------------------------------------------------------------------
Basic weighted average
 shares outstanding                       126,377      125,674    126,343
   Assumed exercise
     of options                               811          712        517
   Contingently issuable
     shares                                    22          194         60
-------------------------------------------------------------------------
Diluted weighted average
  shares outstanding                      127,210      126,580    126,920
-------------------------------------------------------------------------

                       GENERAL DYNAMICS 1998 ANNUAL REPORT             31

E. INCOME TAXES

The provision for U.S. federal and foreign income taxes included on the Consolidated Statement of Earnings is summarized as follows:

                        Year Ended December 31

                        1998      1997     1996
=================================================
Current:
  U.S. Federal          $172      $178     $200
  Foreign                 15        --       --
-------------------------------------------------
  Total current          187       178      200
-------------------------------------------------
Deferred:
  U.S. Federal             7       (15)     (61)
  Foreign                 (9)       --       --
-------------------------------------------------
  Total deferred          (2)      (15)     (61)
-------------------------------------------------
                        $185      $163     $139
=================================================


   The provision for state and local income taxes, which is allocable to U.S. government contracts, is included in operating costs and expenses.

   The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:


                            Year Ended December 31

                            1998      1997     1996
====================================================
Statutory income tax rate     35%      35%      35%
Other                         (1)      (1)      (1)
----------------------------------------------------
Effective income tax rate     34%      34%      34%
====================================================


   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                    December 31

                                  1998     1997
=================================================
Long-term contract costing
  methods                         $ 90     $ 98
A-12 termination                    93       95
Accrued costs on disposed
  businesses                        62       74
Coal mining liabilities             26       27
Postretirement liabilities          47       43
Tax loss carryforwards              33       --
Other                              208      121
-------------------------------------------------
  Deferred Assets                 $559     $458
-------------------------------------------------
Lease income                      $ 66     $ 70
Commercial pension asset            52       48
Intangible assets                   46       38
Property basis differences          25        6
Other                               83       11
-------------------------------------------------
  Deferred Liabilities            $272     $173
-------------------------------------------------
Net Deferred Asset                $287     $285
=================================================

   No material valuation allowance was required for the company's deferred tax assets at December 31, 1998 and 1997. The current portion of the net deferred tax asset is $311 and $223 at December 31, 1998 and 1997, respectively, and is included in other current assets on the Consolidated Balance Sheet.

   The company made U.S. federal and foreign income tax payments of $108, $97 and $199 in 1998, 1997 and 1996, respectively.

   The company and the U.S. Internal Revenue Service (IRS) settled refund claims for research and experimentation tax credits for the years 1981 through 1989 for approximately $250 (including after-tax interest). See Note B for further discussion.

   The IRS has completed its examination of the company's 1990 through 1993 consolidated federal income tax returns. Unresolved matters for these years will be protested to the IRS Appeals Division. A refund claim by the company for $78 (plus interest) for research and experimentation tax credits for the year 1990 will also be considered by the IRS Appeals Division. The IRS is currently examining the company's 1994 and 1995 consolidated federal income tax returns. Since the company has recorded liabilities for tax contingencies, resolution of these years is not expected to have a materially unfavorable impact on the company's results of operations or financial condition.

F. CONTRACTS IN PROCESS

Contracts in process consist of the following:

                                   December 31

                                 1998      1997
================================================
Contract costs and
  estimated profits             $7,989   $6,382
Other costs                        485      410
------------------------------------------------
                                 8,474    6,792
Less advances and
  progress payments              7,522    6,090
------------------------------------------------
                                 $ 952    $ 702
================================================

   Contract costs include production costs and related overhead, including general and administrative expenses. Other costs primarily represent amounts required to be recorded under GAAP that are not currently allocable to contracts, such as a portion of the company's estimated workers' compensation, postretirement benefits and environmental expenses. Recovery of these costs under contracts is considered probable based on existing backlog. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of the company's remaining contracts could be affected.

   Under the contractual arrangements by which progress payments are received, the U.S. government asserts that it has a security interest in the contracts in process identified with the related contracts.


                     32 GENERAL DYNAMICS 1998 ANNUAL REPORT

G. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

                                   December 31

                                 1998      1997
================================================
Land and improvements          $   95    $   82
Mineral reserves                   88        87
Buildings and improvements        323       296
Machinery and equipment         1,120     1,086
Construction in process           100        25
------------------------------------------------
                                1,726     1,576
Less accumulated depreciation,
 depletion and amortization     1,028       984
------------------------------------------------
                               $  698    $  592
================================================

   Certain of the company's plant facilities are provided by the U.S. government and therefore not included above.

H. INTANGIBLE ASSETS

Intangible assets resulting from the company's acquisitions consist of the following:

                                   December 31

                                      1998      1997
====================================================
Contracts and programs acquired     $  416    $ 376
Goodwill                             1,109      828
----------------------------------------------------
                                    $1,525   $1,204
====================================================


   Intangible assets are shown net of accumulated amortization of $74 and $31 at December 31, 1998 and 1997, respectively. Intangible assets are amortized on a straight-line basis over periods ranging from 8 to 40 years.

I. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

                                  December 31

                                 1998      1997
================================================
Workers' compensation            $ 340     $242
Retirement benefits                196      221
Salaries and wages                  84       93
Customer deposits                  139      114
Other                              347      240
------------------------------------------------
                                $1,106     $910
================================================

J. DEBT

Debt consists of the following:

                                    December 31

                                  1998     1997
=================================================
Senior notes                      $142     $220
9.95% Debentures                    --       38
Industrial development bonds        15       --
Title XI bonds                       5       --
Other                                7        7
-------------------------------------------------
                                   169      265
Less current portion                 2      108
-------------------------------------------------
                                  $167     $157
=================================================


   On December 31, 1997, the company borrowed in Canadian dollars the U.S. equivalent of $220 in connection with its acquisition of Computing Devices International. In April 1998, the company repaid $70 of this note, and in September 1998, refinanced the balance with a note maturing in 2008. The debt carries a 6.32 percent interest rate, interest payable semi-annually.

   On April 1, 1998, the company exercised its option to call for the early redemption of all of its outstanding 9.95 percent Debentures.

   On November 10, 1998, the company acquired control of NASSCO, which has several debt obligations. The industrial development bonds are due December 1, 2002, and bear interest at 6.60 percent per annum with interest payable semi-annually. A sinking fund agreement exists for the partial repayment of these bonds and requires the company to make deposits semi-annually until maturity. As the company has prepaid its deposit requirements, the company is not required to make additional deposits until 2000.

   The Title XI bonds are obligations incurred for capital and technology improvements under a loan guaranteed by the expanded Title XI program of the National Defense Authorization Act for Fiscal Year 1994. Principal and interest are payable quarterly through 2001. The interest rate varies based on the prevailing LIBOR rate.

   The company has the capacity to borrow up to $450 under its domestic committed lines of credit. Of this amount, $50 is available under a credit facility expiring in June 2000 and $400 is available under a line of credit expiring in December 2002. International credit arrangements include a credit facility of approximately $35 expiring in August 1999. There were no material borrowings under the company's lines of credit during 1998 or 1997.


                     GENERAL DYNAMICS 1998 ANNUAL REPORT 33

K. OTHER LIABILITIES

Other liabilities consist of the following:

                                        December 31

                                        1998   1997
====================================================
Accrued costs on disposed businesses    $177   $211
Retirement benefits                      183    154
Coal mining related liabilities           73     78
Other                                    210    185
----------------------------------------------------
                                        $643   $628
====================================================

   The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include postretirement benefits, environmental, legal and other costs.

   The company has certain liabilities which are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on the current rate. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

L. SHAREHOLDERS' EQUITY

STOCK SPLIT. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend, which was distributed on April 2, 1998, to shareholders of record on March 13, 1998. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from retained earnings and surplus to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data and market prices of the company's common stock have been restated to give effect to the stock split.

   AUTHORIZED STOCK. The authorized capital stock of the company consists of 200 million shares of $1 par value common stock and 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

   SHARES OUTSTANDING. The company had 126,693,542, 125,785,554 and 126,204,358 shares of common stock outstanding as of December 31, 1998, 1997 and 1996, respectively.

M. FINANCE OPERATIONS

The company owns three liquefied natural gas (LNG) tankers which have been leased to a nonrelated company. The U.S. government-guaranteed Title XI Bonds, which financed the leases, were retired in 1996. This retirement was financed by the private placement of new bonds that are secured by the LNG tankers. The new bonds are callable under certain conditions and are nonrecourse to the company. Accordingly, in the event the lessee defaults on the lease payments, the company is not obligated to repay the debt. The 1996 refinancing did not have a material impact on the company's results of operations or financial condition.

   The following is a summary of the comparative financial statements for the LNG tanker finance operations:

BALANCE SHEET DATA

                                         DECEMBER 31

                                        1998     1997
======================================================
ASSETS
Leases receivable                       $193     $204
Due from parent                           40       52
------------------------------------------------------
                                        $233     $256
------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Debt                                    $100     $118
Income taxes                              66       70
Shareholder's equity                      67       68
------------------------------------------------------
                                        $233     $256
======================================================


EARNINGS DATA

                         Year Ended December 31

                        1998      1997     1996
=================================================
Interest income         $20       $21      $23
Interest expense          7         9       10
Income taxes and other    4         3        7
-------------------------------------------------
Net earnings            $ 9       $ 9      $ 6
=================================================


   On October 1, 1995, the leases were extended from 2004 through 2009. These leases are classified as direct financing leases. The lease extension increased aggregate future minimum lease payments and unearned interest income, but did not alter the company's net investment in leases receivable.

   The components of the company's net investment in the leases receivable are as follows:

                                    December 31

                                  1998     1997
================================================
Aggregate future minimum
  lease payments                  $287     $318
Unguaranteed residual value         38       38
Less unearned interest income      132      152
------------------------------------------------
                                  $193     $204
================================================


   The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

   Semiannual scheduled payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The


                     34 GENERAL DYNAMICS 1998 ANNUAL REPORT
weighted average interest rate on the debt is 6.2 percent. The schedule of principal payments for the next five years is $19 in 1999, $19 in 2000, $21 in 2001, $22 in 2002 and $18 in 2003.

   NASSCO Funding Corporation, discussed in Note C, is a special purpose corporation in the business of issuing commercial paper to assist in providing funding for the Capital Construction Fund (CCF) (see Note N). The shares invested in the CCF collateralize these commercial paper obligations. The maximum maturity period on the commercial paper is 60 days. Certain covenants of the commercial paper agreement require that 95 percent of the CCF be invested in high-grade government backed mortgage securities.

   In addition, on December 31, 1998, NASSCO Funding Corporation had a $20 revolving credit agreement (expiring May 1999) with a financial institution which provides liquidity in the event that new commercial paper cannot be reissued to replace maturing commercial paper notes. No balance was outstanding under the agreement at December 31, 1998.

   The following is a summary of the financial statements for NASSCO Funding
Corporation:

BALANCE SHEET DATA

                                      December 31

                                         1998
======================================================
ASSETS
Marketable securities                    $48
------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
Commercial paper                         $40
Shareholder's equity                       8
------------------------------------------------------
                                         $48
======================================================


   No material earnings from NASSCO Funding Corporation are included in the company's results of operations due to the consummation of the acquisition on November 10, 1998.

N. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments are as follows:

                                           December 31

                                     1998             1997
=================================================================
                              Carrying   Fair   Carrying   Fair
                               Amount   Value   Amount    Value
-----------------------------------------------------------------
Cash and equivalents
  and marketable
  securities                    $220    $220     $441      $441
Other available-for-sale
  investments                     55      55       46        46
Short- and
  long-term debt                 169     169      265       268
Short- and long-term
  debt--finance
  operations                     140     144      118       120
-----------------------------------------------------------------

   Fair value is based on quoted market prices, except for privately placed debt where fair value is based on risk-adjusted discount rates.

   Marketable securities classified as available-for-sale were $48 and $30 at December 31, 1998 and 1997, respectively, and included primarily government backed mortgage and corporate debt securities, respectively. The 1998 balance collateralizes the CCF. Qualified assets deposited into the CCF are designated to provide funds for the acquisition, construction or reconstruction of U.S. flag and U.S. built marine vessels.

   Such deposits are not subject to federal income taxes in the year the associated revenue is earned, but are taxable with interest payable from the year of the deposit for the most recent qualified activity, if withdrawn for general corporate purposes or other nonqualified purposes or upon termination of the agreement. Deposits into the CCF are preference items for inclusion in federal alternative minimum taxable income.

   Deposits into the CCF not committed for qualified vessels within 25 years from the date of deposit will be treated as nonqualified withdrawals. Any income relating to a nonqualified withdrawal is likely to be taxable in the year of withdrawal.

   At December 31, 1998, the CCF was funded by the marketable securities discussed above and qualified accounts receivable of an affiliate of approximately $37. The assets designated for the CCF are restricted.

   Other available-for-sale investments at December 31, 1998 and 1997 consist primarily of $46 of U.S. government debt obligations restricted for payment of workers' compensation benefits under an agreement with the State of Maine. Also included at December 31, 1998, are $5, primarily in municipal securities, restricted for repayment of the industrial development bonds discussed in Note J, and $4 in equity securities restricted for the payment of supplemental retirement obligations discussed in Note R. Amortized cost for available-for-sale marketable securities and other investments approximated fair value at December 31, 1998 and 1997. For debt and equity securities and obligations classified as other available-for-sale investments at December 31, 1998, $11 mature within one year, $22 between one and five years, $13 between five and ten years and $9 had no fixed maturity date.

   The proceeds from the sale of available-for-sale securities were $274, $612 and $228 in 1998, 1997 and 1996, respectively.

   The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $35 at December 31, 1998. The company knows of no event of default which would require it to satisfy these guarantees and, therefore, the fair value of these contingent liabilities is considered immaterial.

O. COMMITMENTS AND CONTINGENCIES

LITIGATION. Claims made by and against the company regarding its consolidated federal income tax returns are discussed in Notes


                     GENERAL DYNAMICS 1998 ANNUAL REPORT 35

B and E. Claims made by and against the company regarding the development of the Navy's A-12 aircraft are discussed in Note P.

   On April 19, 1995, 101 then-current and former employees of General Dynamics' Convair Division in San Diego, California filed a six-count complaint in the Superior Court of California, County of San Diego, styled Argo, et al. v. General Dynamics, et al. In addition to General Dynamics, four of Convair's then-current or former managers were also named as defendants. The plaintiffs alleged that the company interfered with their right to join an earlier class action lawsuit by, among other things, concealing its plans to close the Convair Division. On May 1, 1997, a jury rendered a verdict of $101 against the company and one of the defendants in favor of 97 of the plaintiffs. The jury awarded the plaintiffs a total of $1.8 in actual damages and $99 in punitive damages. The company and one of the defendants have appealed the judgment to the Court of Appeals of the State of California, Fourth Appellate District, Division One. On appeal, the company is seeking to have the judgment overturned in its entirety or, alternatively, a substantial reduction in the jury's punitive damage award. The company believes it has substantial legal defenses, but in any case, it believes the punitive damage award is excessive as a matter of law. Management currently believes the ultimate outcome will not have a material impact on the company's results of operations or financial condition.

   On July 13, 1995, General Dynamics Corporation was named as a defendant in a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics Corporation, et al. The complaint also names two insurance brokers, Lloyd Thompson, Ltd. and Willis Caroon Corporation of Missouri, as defendants. The plaintiffs are members of certain Lloyds' of London syndicates and British insurance companies who sold the company excess loss insurance policies covering the company's self-insured workers' compensation program at Electric Boat for four policy years, from July 1, 1988, to June 30, 1992. The plaintiffs allege that when procuring the policies the company and its brokers made misrepresentations to the plaintiffs and failed to disclose facts which were material to the risk. The plaintiffs also allege that the company has been negligent in its administration of workers' compensation claims. The plaintiffs seek rescission of the policies, a declaratory judgment that the policies are void, and compensatory damages in an unspecified amount. General Dynamics has counterclaimed, alleging that the plaintiffs have breached their insurance contracts by failing to pay claims. General Dynamics seeks a declaratory judgment that the policies are valid, actual damages and payment of a penalty under a Missouri statute for the plaintiffs' vexatious and unreasonable failure to pay claims. The company does not expect that this case will have a material impact on the company's results of operations or financial conditions.

   On August 16, 1996, plaintiffs HE Holdings, Inc., and Hughes Missile Systems Company filed an action against General Dynamics Corporation in the Superior Court for the State of California for the County of Los Angeles. In June 1998, plaintiffs filed a sixth amended complaint in which plaintiffs were redesignated as HE Holdings, Inc., now known as Raytheon Company and Hughes Missile Systems Company, now known as Raytheon Missile Systems Company ("plaintiffs"). On September 8, 1998, plaintiffs filed a seventh amended complaint which is now pending. The seventh amended complaint alleges breach of contract, tortious interference with contract, conversion, fraud and breach of the implied covenant of good faith and fair dealing, all with respect to the Asset Purchase Agreement dated May 8, 1992, for the sale of the company's missile business, various related leases and other alleged agreements. The seventh amended complaint seeks approximately $25 in compensatory damages, as well as punitive damages and declaratory relief. The company does not expect that the lawsuit will have a material impact on the company's results of operations or financial condition.

   The company is either a named defendant or a third-party defendant in certain multi-plaintiff tort cases pending in Tucson, Arizona, captioned:
Cordova, et al. v. Hughes Aircraft Co., et al.; Lanier, et al. v. Hughes Aircraft Co., et al.; Yslava, et al. v. Hughes Aircraft Co.; and Arellano, et al. v. Hughes Aircraft Co. The first case was filed in Superior Court for Pima County, Arizona. The remaining cases are pending in federal district court in Arizona. In all four cases the plaintiffs allege that they suffered personal injuries and/or property damage from chronic exposure to drinking water alleged to be contaminated with trace amounts of the industrial solvent trichloroethylene. The alleged source of the contamination was industrial facilities in and around the site now occupied by the Tucson International Airport (TIA) and U.S. Air Force Plant #44. In addition to the company, defendants are Hughes Aircraft Co. (now Raytheon), the Tucson Airport authority
(TAA), the City of Tucson (the City) and McDonnell Douglas Corp. (MDC). The company does not believe that these lawsuits will have a material impact on the company's results of operations or financial condition.

   In other litigation concerning the Tucson site, the company is a defendant in two cases brought in federal district court in Arizona by TAA and the City under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). Plaintiffs seek reimbursement of CERCLA response costs and a declaration of the company's alleged liability with respect to soil and groundwater contamination at portions of the Tucson site. On September 30, 1998, the U.S. Environmental Protection Agency (U.S. EPA) issued a Special Notice Letter notifying the company that it was a potentially responsible party
(PRP) with respect to contamination of soil and shallow groundwater on and near property currently occupied by the TIA. Other PRPs receiving a similar notice were the U.S. Air Force, TAA, MDC and the City. The company has reached an agreement to settle the litigation brought by TAA and the City and is negotiating a potential consent decree with the U.S. EPA in response to the Special Notice Letter. The company does not believe that these lawsuits or the U.S. EPA's


                     36 GENERAL DYNAMICS 1998 ANNUAL REPORT
notice of potential liability will have a material impact on the company's results of operations or financial condition.

   The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's results of operations or financial condition.

   ENVIRONMENTAL. The company is directly or indirectly involved in certain Superfund sites in which the company, along with other major U.S. corporations, has been designated a PRP by the U.S. Environmental Protection Agency or a state environmental agency with respect to past shipments of hazardous waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes its liability at any individual site is not material. The company is also involved in the investigation, cleanup and remediation of various conditions at sites it currently or formerly owned or operated.

   The company measures its environmental exposure based on enacted laws and existing regulations and on the technology expected to be approved to complete the remediation effort. The estimated cost to perform each of the elements of the remediation effort is based on when those elements are expected to be performed. Where a reasonable basis for apportionment exists with other PRPs, the company estimates only its allowable share of the joint and several remediation liability for a site, taking into consideration the solvency of other participating PRPs. Based on a site by site analysis, the company believes it has adequate accruals for any liability it may incur arising from sites currently or formerly owned or operated at which there is a known environmental condition, or Superfund site at which the company is a PRP.

   OTHER. In the ordinary course of business, the company has entered into letter of credit arrangements and other arrangements with financial institutions and insurance carriers aggregating approximately $410 at December 31, 1998. For discussion of other financial guarantees, see Note N. The company's rental commitments under existing operating leases at December 31, 1998, are not significant.

P. TERMINATION OF A-12 PROGRAM

The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the Navy's new carrier-based Advanced Tactical Aircraft. The Navy terminated the company's A-12 aircraft contract for default. Both the company and McDonnell Douglas, now owned by the Boeing Company, (the contractors) were parties to the contract with the Navy, each had full responsibility to the Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' appeal of the termination for default, or a negotiated settlement.

   The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal relief. A trial on Count XVII of the complaint, which relates to the propriety of the process used in terminating the contract for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default. On December 19, 1995, following further proceedings, the court issued an order converting the termination for default to a termination for convenience.

   On February 23, 1998, a final judgment was entered in favor of the contractors for $1,200 plus interest. The U.S. government filed an appeal in the U.S. Court of Appeals for the Federal Circuit. The U.S. government seeks reversal of the judgment and a remand to the trial court for a full trial on the merits. The appeal has been briefed and argued. Final resolution of the A-12 litigation will depend on the outcome of the appeal and further proceedings in the trial court, if any. The company has not recognized any claim revenue from the Navy.

   The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities, and the liability associated with pursuing the litigation through the appeals process. In the unlikely event that the court's decision converting the termination to a termination for convenience is reversed on appeal and the contractors are ultimately found to be in default of the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675, plus interest, may be recognized by the company. The company believes the possibility of this result is remote.

Q. INCENTIVE COMPENSATION PLAN

Under the 1997 Incentive Compensation Plan, the company may grant awards in combination of cash, common stock, stock options and restricted stock. The plan complies with the Securities and Exchange Commission's Rule 16b-3 and with the Internal Revenue Code Section 162(m).

   In October 1993, the company introduced a long-term incentive program which granted stock options and restricted stock. The stock options are exercisable at the fair market value of the common stock on the date of grant generally with 50 percent of the stock options vesting on the one-year anniversary of their grant and the remaining 50 percent vesting on the two-year anniversary of their grant. The stock options have a maximum term of five years. The restricted stock has a feature that will increase or decrease the number of shares initially granted based on movement in the company's stock price from the date of grant to the end of a specific performance period (generally 18 to 24 months). Once the number


                     GENERAL DYNAMICS 1998 ANNUAL REPORT 37
granted has been adjusted, restrictions will continue to be imposed for an additional two years, at which time all restrictions will lapse. Prior to October 1993, stock options granted under the company's incentive compensation plans were awarded for a maximum term of ten years and were exercisable in their entirety beginning 18 months after the date of award.

     There were 507,340, 345,860 and 91,546 shares of restricted stock awarded in 1998, 1997 and 1996, respectively. There were 1,219,535 shares of restricted stock outstanding at December 31, 1998. Information with respect to stock options is as follows:

                                             Year Ended December 31

                                      1998             1997            1996
================================================================================
NUMBER OF SHARES
  UNDER STOCK OPTIONS:
Outstanding at
  beginning of year                 3,577,308        3,653,704       4,605,446
   Granted                          1,435,640        1,344,252         137,600
   Exercised                       (1,231,376)      (1,272,382)       (990,010)
   Canceled                           (48,541)        (148,266)        (99,332)
--------------------------------------------------------------------------------
Outstanding at end
  of year                           3,733,031        3,577,308       3,653,704
--------------------------------------------------------------------------------
EXERCISABLE AT END
  OF YEAR                           1,675,562        1,602,766       2,858,744
--------------------------------------------------------------------------------
WEIGHTED AVERAGE
  EXERCISE PRICE:
Outstanding at
  beginning of year                    $28.76           $25.74          $22.84
   Granted                              43.30            33.17           30.40
   Exercised                            25.48            24.55           12.60
   Canceled                             36.81            30.45           29.02
Outstanding at end
  of year                               35.33            28.76           25.74
Exercisable at end
  of year                               29.41            24.53           24.49
--------------------------------------------------------------------------------

     Information with respect to stock options outstanding and stock options exercisable at December 31, 1998, is as follows:

                                                Options Outstanding
                               -------------------------------------------------
                                                     Weighted
                                                      Average         Weighted
                                   Number            Remaining         Average
Range of                         Outstanding        Contractual       Exercise
Exercise Prices                  at 12/31/98           Life             Price
================================================================================
$ 3.79-11.37                           56,376         2.9 years         $ 8.21
 19.91-23.27                          245,036          .4                22.89
 29.06-33.38                        2,004,543         2.7                31.96
 36.50-46.84                        1,427,076         4.2                43.28
--------------------------------------------------------------------------------
                                    3,733,031
--------------------------------------------------------------------------------


                                                 Options Exercisable
                               -------------------------------------------------
                                                   Weighted
                                                    Average           Weighted
                                  Number           Remaining           Average
Range of                        Outstanding       Contractual         Exercise
Exercise Prices                 at 12/31/98          Life               Price
================================================================================
     $ 3.79-11.37                    56,376          2.9 years         $ 8.21
      19.91-23.27                   245,036           .4                22.89
      29.06-33.38                 1,370,000          2.4                31.42
      36.50-46.84                     4,150          3.5                39.96
--------------------------------------------------------------------------------
                                  1,675,562
--------------------------------------------------------------------------------

     At December 31, 1998, 6,071,881 treasury shares have been reserved for options that may be granted in the future, in addition to the shares reserved for issuance on the exercise of options outstanding.

     Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company's incentive compensation plans, the company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

                                                1998         1997        1996
================================================================================
Net Earnings:       As Reported                 $364          $316        $270
                    Pro Forma                    359           312         268

Net Earnings Per
 Share--Basic:      As Reported                $2.88         $2.51       $2.14
                    Pro Forma                   2.84          2.49        2.12

Net Earnings Per
 Share--Diluted:    As Reported                $2.86         $2.50       $2.13
                    Pro Forma                   2.82          2.47        2.11
--------------------------------------------------------------------------------
Weighted average fair
 value of options granted                      $7.63         $5.42       $3.77
--------------------------------------------------------------------------------

     The compensation cost calculated under the fair value approach shown above is recognized over the vesting period of the stock options.

     The fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                            1998          1997         1996
================================================================================
Dividend yield                                1.9%          2.5%         2.3%
Expected volatility                          17.6%         18.0%        20.0%
Risk-free interest rate                       5.6%          6.4%         5.7%
Expected lives after
  vesting period                               24            18            4
                                             months        months       months
--------------------------------------------------------------------------------

R. RETIREMENT PLANS

PENSION. The company has 14 trusteed, noncontributory, qualified defined benefit pension plans covering substantially all employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of



38 GENERAL DYNAMICS 1998 ANNUAL REPORT
compensation, while under other plans, benefits are a function primarily of years of service.


     It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

     The change in the company's benefit obligation is as follows:

                                               Year Ended December 31

                                        1998            1997            1996
================================================================================
Benefit obligation at
  beginning of year                   $(3,339)        $(2,597)        $(2,649)
Service cost                              (63)            (52)            (50)
Interest cost                            (233)           (210)           (182)
Amendments                                (57)            (28)            (12)
Actuarial gain (loss)                    (211)            (95)            165
Acquisitions                              (69)           (526)            (22)
Benefits paid                             203             169             153
--------------------------------------------------------------------------------
Benefit obligation at
  end of year                         $(3,769)        $(3,339)        $(2,597)
--------------------------------------------------------------------------------

     The following tables set forth the company's change in plan assets:

                                               Year Ended December 31

                                        1998            1997            1996
================================================================================
Fair value of plan assets
  at beginning of year                 $4,491          $3,356          $3,441
Actual return on plan
  assets                                  873             741              12
Acquisitions                               29             545              35
Employer contributions                     33              18              21
Benefits paid                            (203)           (169)           (153)
--------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                       $5,223          $4,491          $3,356
--------------------------------------------------------------------------------

                                                     December 31

                                        1998            1997            1996
================================================================================
Funded status                          $1,454          $1,152           $759
Unrecognized net
  actuarial gain                       (1,262)           (919)          (550)
Unrecognized prior
  service cost                            250             253            240
Unrecognized transition
  asset                                   (24)            (35)           (39)
--------------------------------------------------------------------------------
Prepaid pension cost                   $  418          $  451           $410
--------------------------------------------------------------------------------

     Assumptions used in accounting for the plans are as follows:

                                                Year Ended December 31

                                             1998           1997         1996
================================================================================
Discount rate                                 6.75%          7.25%        7.5%
Varying rates of increase
  in compensation
  levels based on age                       4.5-10%        4.5-10%      4.5-10%
Expected long-term
  rate of return
  on assets                                   8.0%           8.0%         8.0%
--------------------------------------------------------------------------------

     Net periodic pension cost for the total company included the following:

                                                Year Ended December 31

                                            1998          1997          1996
--------------------------------------------------------------------------------
Service cost                               $  63          $ 52          $ 50
Interest cost                                233           210           182
Expected return on
  plan assets                               (309)         (272)         (247)
Recognized net
  actuarial (gain) loss                      (10)           (8)            8
Amortization of
  unrecognized
  transition asset                            (8)           (8)           (8)
Amortization of prior
  service cost                                27            25            23
--------------------------------------------------------------------------------
                                           $  (4)         $ (1)         $  8
--------------------------------------------------------------------------------

     Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Reflecting the movement in interest rates, the company decreased its discount rate assumption from 7.25 percent to 6.75 percent at December 31, 1998, which increased the projected benefit obligation $210.

     Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

     Included in the company's prepaid pension cost is a net asset of $149 and $136 at December 31, 1998 and 1997, respectively, related to the company's commercial pension plan. The commercial prepaid pension cost is included in other noncurrent assets on the Consolidated Balance Sheet.

     The company's contractual arrangements with the U.S. government provide for the recovery of contributions to the company's government plans. Historically, the amount contributed to these plans, charged to contracts and included in net sales has exceeded the net periodic pension cost included in operating costs and expenses as determined under SFAS 87. Therefore, the company has deferred recognition of earnings resulting from the difference between contributions



                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 39
and net periodic pension cost to provide better matching of revenues and expenses. Similarly, pension settlements and curtailments under the government plans have also been deferred. As the U.S. government will receive an equitable interest in the excess assets of a government pension plan in the event of plan termination, the aforementioned deferrals have been classified against the prepaid pension cost related to the government plans resulting in the recognition of no net asset on the Consolidated Balance Sheet.

     At December 31, 1998, approximately 55 percent of the plans' assets are invested in securities of the U.S. government or its agencies, 30 percent in diversified U.S. common stocks, 12 percent in mortgage-backed securities and 3 percent in diversified U.S. corporate debt securities.

     In addition to the qualified defined benefit plans, the company provides eligible employees the opportunity to participate in defined contribution savings plans that permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund which invests in the company's common stock. The company's contributions to the defined contribution plans amounted to $37, $27 and $22 in 1998, 1997 and 1996, respectively. The increase in 1998 over 1997 contributions is primarily attributable to the acquisitions discussed in Note C. Approximately 13 and 12 million shares of the company's common stock were held by the defined contribution plans at December 31, 1998 and 1997, respectively.

     The company also sponsors several unfunded non-qualified supplemental executive plans that provide participants with additional benefits, including any excess of such benefits over limits imposed on qualified plans by federal law. The recorded liability and expense related to these plans are not material to the company's results of operations and financial condition.

     OTHER POSTRETIREMENT BENEFITS. The company maintains plans providing postretirement health care coverage for many of its current and former employees. Postretirement life insurance benefits are also provided to certain retirees. These benefits vary by employment status, age, service and salary level at retirement. The coverage provided and the extent to which the retirees share in the cost of the program vary throughout the company. Both health and life insurance benefits are provided only to those employees who retire directly from the service of the company and not to those who terminate service/seniority prior to eligibility for retirement.

     The company established and began funding a Voluntary Employee's Beneficiary Association (VEBA) trust in 1992 for certain plans in an amount approximately equal to their related annual net periodic postretirement benefit cost. The remaining plans are primarily funded as claims are received.

     The change in the company's benefit obligation is as follows:

                                               Year Ended December 31

                                        1998             1997            1996
================================================================================
Benefit obligation at
beginning of year                       $(620)           $(628)          $(688)
Service cost                               (4)              (4)             (7)
Interest cost                             (43)             (44)            (46)
Amendments                                 36               66              (1)
Actuarial gain (loss)                     (43)              (5)             65
Acquisitions                              (13)             (59)             (2)
Benefits paid                              52               54              51
--------------------------------------------------------------------------------
Benefit obligation at
  end of year                           $(635)           $(620)          $(628)
--------------------------------------------------------------------------------

     The following tables set forth the company's change in trust assets:

                                                Year Ended December 31

                                        1998             1997            1996
================================================================================
Fair value of trust assets
  at beginning of year                  $241             $203            $179
Actual return on
  trust assets                            48               43              17
Employer contributions                    17               20              30
Benefits paid                            (25)             (25)            (23)
--------------------------------------------------------------------------------
Fair value of trust assets
  at end of year                        $281             $241            $203
--------------------------------------------------------------------------------


                                                      December 31

                                        1998             1997            1996
================================================================================
Funded status                          $(354)           $(379)          $(425)
Unrecognized net
  actuarial gain                         (65)             (76)            (56)
Unrecognized prior
  service cost                             2                3               3
Unrecognized
  transition obligation                   71              130             217
--------------------------------------------------------------------------------
Accrued postretirement
  benefit cost                         $(346)           $(322)          $(261)
--------------------------------------------------------------------------------



40 GENERAL DYNAMICS 1998 ANNUAL REPORT

     Assumptions used in accounting for the plans are as follows:

                                                Year Ended December 31

                                        1998            1997            1996
================================================================================
Discount rate                           6.75%           7.25%            7.5%
Expected long-term
  rate of return on assets                 8%              8%              8%
Assumed health care
  cost trend rate
  for next year:
     Post-65 claim groups                4.5%              5%              6%
     Pre-65 claim groups                 6.5%            7.5%            8.5%
--------------------------------------------------------------------------------

     Net periodic postretirement benefit cost for the total company included the following:

                                                Year Ended December 31

                                        1998             1997            1996
================================================================================
Service cost                           $  4              $  4            $  7
Interest cost                            43                44              46
Expected return
  on trust assets                       (16)              (14)            (13)
Recognized net
  actuarial gain                         (4)               (3)             (1)
Amortization of
  unrecognized
  transition obligation                  23                24              29
Amortization of prior
  service cost                           --                --               1
--------------------------------------------------------------------------------
                                       $ 50              $ 55            $ 69
--------------------------------------------------------------------------------

     As previously stated, the company decreased its discount rate assumption from 7.25 percent to 6.75 percent at December 31, 1998, which increased the accumulated postretirement benefit obligation $32.

     The health care cost trend rates are assumed to gradually decline to 4.5 percent and 5 percent for post-65 and pre-65 claim groups, respectively, in the year 2002 and thereafter over the projected payout period of the benefits.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                    1-Percentage-             1-Percentage-
                                   Point Increase            Point Decrease
================================================================================
Effect on total of
  service and interest
  cost components                      $ 3                      $ (3)

Effect on accumulated
  postretirement benefit
  obligation                           $47                      $(40)
--------------------------------------------------------------------------------

     At December 31, 1998, approximately 57 percent of the trusts' assets were invested in diversified U.S. common stocks, 5 percent in mortgage-backed securities, 25 percent in securities of the U.S. government and its agencies and 13 percent in diversified U.S. corporate debt securities.

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





                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 41

S. BUSINESS SEGMENT INFORMATION

The company's primary business is supplying sophisticated defense systems to the United States and its allies. Management has chosen to organize its business segments in accordance with several factors, including a combination of the nature of products and services offered, the nature of the production processes and the class of customer for the company's products. Operating segments are aggregated for reporting purposes consistent with these criteria. Management measures its segments' profit based primarily on operating earnings. As such, net interest and other income items have not been allocated to the company's segments. For a further description of the company's business segments, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.

     Summary financial information for each of the company's segments follows:

                                            Net Sales                Operating Earnings           Sales to U.S. Government

                              1998         1997        1996       1998     1997      1996       1998        1997        1996
===============================================================================================================================
Marine Systems                $2,666      $2,311      $2,332      $285     $234      $216      $2,645      $2,280      $2,316
Combat Systems                 1,272       1,509       1,026       166      187       140       1,165       1,371         996
Information Systems
  & Technology                   796          --          --        59       --        --         351          --          --
Other                            236         242         223        32       25        (3)         --          --          --
-------------------------------------------------------------------------------------------------------------------------------
                              $4,970      $4,062      $3,581      $542     $446      $353      $4,161      $3,651      $3,312
-------------------------------------------------------------------------------------------------------------------------------

                                                                                           Depreciation, Depletion
                              Identifiable Assets             Capital Expenditures            and Amortization

                          1998        1997       1996        1998      1997    1996       1998      1997      1996
===================================================================================================================
Marine Systems           $1,421      $  706     $  806      $  79      $28      $18      $  40       $34      $40
Combat Systems              923         974        336         18       17       14         27        36       12
Information Systems
 & Technology             1,095       1,075         --         15       --       --         40        --       --
Other                       406         371        388         16       19       12         15        17       12
Corporate*                  727         965      1,769         30       19       31          4         4        3
-------------------------------------------------------------------------------------------------------------------

                         $4,572      $4,091     $3,299       $158      $83      $75       $126       $91       $67
-------------------------------------------------------------------------------------------------------------------

*Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development and prepaid pension cost.

T. QUARTERLY DATA (UNAUDITED)


                                                                                                 Common Stock
                                                                            --------------------------------------------
                                                          Net Earnings             Market Price
                                                           Per Share                   Range
                       Net      Operating     Net    ---------------------  -----------------------------     Dividends
                      Sales     Earnings   Earnings   Basic       Diluted       High             Low          Declared
========================================================================================================================
1998
   4th Quarter        $1,466      $147       $96       $.76        $.75        $62              $49 1/4          $.22
   3rd Quarter         1,172       136        94        .74         .74         55               42 7/8           .22
   2nd Quarter         1,178       135        92        .73         .72         48 3/8           40 1/4           .22
   1st Quarter         1,154       124        82        .65         .65         45 3/4           41 25/32         .22

1997
   4th Quarter        $1,101      $117       $83       $.66        $.65        $44 7/16         $37 31/32       $.205
   3rd Quarter           988       113        82        .65         .65         45 3/4           37              .205
   2nd Quarter         1,032       114        80        .64         .64         38 15/16         31 9/16         .205
   1st Quarter           941       102        71        .56         .56         36 1/8           32 13/16        .205
------------------------------------------------------------------------------------------------------------------------

Note: Quarterly data is based on a 13 week period.




42 GENERAL DYNAMICS 1998 ANNUAL REPORT

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

     The Audit and Corporate Responsibility Committee of the board of directors, which is composed of four outside directors, meets periodically and, when appropriate, separately with the independent auditors, management and internal audit to review the activities of each.

     The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.


/s/ MICHAEL J. MANCUSO                                     /s/ JOHN W. SCHWARTZ
Michael J. Mancuso                                         John W. Schwartz
Senior Vice President and Chief Financial Officer          Vice President and Controller



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                         /s/ ARTHUR ANDERSEN LLP

                                                           ARTHUR ANDERSEN LLP

Washington, D.C.
March 2, 1999




                                          GENERAL DYNAMICS 1998 ANNUAL REPORT 43

SELECTED FINANCIAL DATA (UNAUDITED)

The following table presents summary selected historical financial data derived from the audited Consolidated Financial Statements and other information of the company for each of the five years presented. The following information should be read in conjunction with Management's Discussion and Analysis of the Results of Operations and Financial Condition and the audited Consolidated Financial Statements and related Notes thereto.

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER EMPLOYEE AMOUNTS)    1998        1997          1996          1995        1994
==================================================================================================================================
SUMMARY OF OPERATIONS
Net sales                                                       $   4,970     $  4,062      $  3,581     $  3,067     $  3,058
Operating costs and expenses                                        4,428        3,616         3,228        2,752        2,737
Interest income, net                                                    4           36            55           55           22
Provision for income taxes                                            185          163           139          128          120
Earnings from continuing operations                                   364          316           270          247          223
Earnings per share from continuing
    operations--basic                                                2.88         2.51          2.14         1.96         1.77
Earnings per share from continuing
    operations--diluted                                              2.86         2.50          2.13         1.95         1.76
Cash dividends on common stock                                        .88          .82           .82          .75          .70
Sales per employee                                                178,600(d)   160,000(c)    155,500      138,200(b)   143,900(a)
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT DECEMBER 31
Cash and equivalents and marketable securities                  $     220     $    441      $  1,155     $  1,095     $  1,059
Property, plant and equipment, net                                    698          592           441          398          264
Total assets                                                        4,572        4,091         3,299        3,164        2,673
Short- and long-term debt                                             169          265            38           38           40
Short- and long-term debt--finance operations                         140          118           135          146          161
Shareholders' equity                                                2,219        1,915         1,714        1,567        1,316
Per share                                                           17.51        15.22         13.58        12.39        10.45
---------------------------------------------------------------------------------------------------------------------------------

OTHER INFORMATION
Funded backlog                                                  $   7,292     $  6,796      $  6,161     $  5,227     $  4,562
Total backlog                                                      14,598        9,599        10,350        7,386        6,006
Shares outstanding at December 31
  (in millions)                                                     126.7        125.8         126.2        126.5        126.0
Weighted average shares outstanding
  basic (in millions)                                               126.4        125.7         126.3        126.0        126.1
Weighted average shares outstanding
  diluted (in millions)                                             127.2        126.6         126.9        126.5        126.9
Common shareholders of record
  at December 31                                                   19,904       21,046        22,129       22,930       23,935
Active employees at December 31:
  Total company                                                    30,700       29,000        23,100       27,700       24,200
  Excluding discontinued operations                                30,700       29,000        23,100       26,800       21,300
---------------------------------------------------------------------------------------------------------------------------------


(a)  Excludes Bath Iron Works, which was acquired on September 13, 1995.

(b) Includes pro forma results of Bath Iron Works as if owned by the company for the entire year.

(c) Excludes Advanced Technology Systems, which was acquired on October 1, 1997, and Computing Devices International, which was acquired on December 31, 1997. See Note C.

(d)  Excludes NASSCO, which was acquired on November 10, 1998. See Note C.



44 GENERAL DYNAMICS 1998 ANNUAL REPORT