Form 10-K, Exhibit 13
period 1999-12-31
GENERAL DYNAMICS CORP
filed 2000-03-27
CIK 40533

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts)

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of the Results of Operations and Financial Condition contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "plans," "believes," "scheduled," "estimates," variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, aircraft production and deliveries, cash flows, contract awards, and aircraft backlog stability. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: the company's successful execution of internal performance plans; performance issues with key suppliers and subcontractors; the status or outcome of legal and/or regulatory proceedings; the status or outcome of labor negotiations; changing customer demand or preferences for business aircraft; changes from the company's expectations with respect to its customers' exercise of business aircraft options; changing priorities or reductions in the U.S. government defense budget; termination of government contracts due to unilateral government action; and the timing and occurrence (or non-occurrence) of circumstances beyond the company's control.



BUSINESS OVERVIEW

1999 SALES BY CUSTOMER BASE


[PIE CHART]


U.S. Government            57%
Commercial                 38%
International Defense       5%


The company's primary businesses focus on business aviation, information systems, shipbuilding, marine systems, and land and amphibious combat systems. Each of these businesses involves design, manufacturing and program management expertise, advanced technology, strong governmental relationships and a complex systems integration capability. The primary customers for the company's businesses are a diverse base of corporate and industrial buyers, the United States military, the armed forces of allied nations and other government organizations.

       The company has been growing its business through both internal and external means, including profitable organic growth from all operating units; continuous process improvements in operations; and disciplined capital deployment, including internal investment and accretive acquisitions. In all of its acquisitions, both defense and commercial, the company seeks to apply its broad expertise in creating efficient manufacturing operations to further enhance financial performance and competitive market




                              General Dynamics 1999 Annual Report             25
positions. In identifying acquisitions, management has primarily focused on defense and employed the following strategy:

-      aggressively pursue targets directly related to our core businesses, and

-      opportunistically consider acquisitions related to core competencies.

       The company's core competencies include the computerized design and production of complex products involving advanced electro-mechanical, electronic and aerospace systems; the integration of information and technology systems, including secured communications, data processing and data management systems; the marketing of advanced products and systems to domestic and international customers, including government agencies; and the production and assembly of high precision products.

       In this regard, on July 30, 1999, the company completed the acquisition of Gulfstream Aerospace Corporation (Gulfstream) in a one-for-one stock exchange involving approximately 72.2 million shares. Gulfstream designs, develops, manufactures and markets advanced large cabin and ultra-long range business jet aircraft and represents the majority of the company's commercial sales. The Gulfstream IV-SP aircraft has approximately 40 percent market share
(1999 deliveries) of the large cabin business aircraft market where it competes with the Bombardier Challenger and the Dassault Falcon 900. The Gulfstream V was the first to market in the ultra-long range business aircraft segment; it competes with the Bombardier Global Express, the Boeing Business Jet and the Airbus A-319CJ. The Gulfstream V has 30 percent market share (1999 deliveries) in this highly competitive market and accounts for over 50 percent of the orders placed in this segment since its introduction. Strategically, the acquisition expanded the company's product portfolio and customer mix and was immediately accretive to earnings.

       Since September 1995, the company has invested approximately $3 billion in cash for the acquisition of 14 defense businesses. Management believes these acquisitions have strengthened the company's core operations, further improved its capabilities regarding full systems integration and data management for its defense platforms, and extended its reach both technologically and in product mix. As a result of these acquisitions, the company has substantially increased its addressable markets within each of its business groups.

       The company's defense businesses represent the preponderance of its U.S. government sales. After stabilizing in 1997, U.S. defense procurement has increased from $45 billion in 1998 to $60 billion in the President's fiscal year 2001 budget request - its highest point in eight years. Defense procurement is projected to continue to increase each year to $71 billion in 2005, or a 46 percent increase in real growth terms since 1997, and carries strong Congressional support. The company expects to benefit from this growth in procurement spending as it has experienced a 16-fold increase since 1995 in the number of programs in which it participates.

       The company's major programs included in the 2001 budget request are well-funded and are characterized by stable, long-term initiatives with highly likely follow-on work. The company's major development programs are under cost reimbursable type contracts. Shipbuilding programs are primarily fixed price incentive fee or cost reimbursable type contracts. The company's only significant firm fixed price production program is the M1A2 multiyear tank upgrade contract with the U.S. Army, whose pricing is based on several hundred M1A2 tank deliveries since the early 1990s. These major programs represent approximately 85 percent of the company's defense backlog at December 31, 1999.

[BAR CHART]

NET EARNINGS
1997                     $559
1998                     $589
1999                     $880


[BAR CHART]

OPERATING CASH FLOWS
1997                     $640
1998                     $541
1999                     $978



26             General Dynamics 1999 Annual Report

BUSINESS GROUPS

The company operates in four primary business groups: Aerospace, Information Systems and Technology, Marine Systems and Combat Systems.

      Aerospace is the leading designer, developer, manufacturer and marketer of technologically advanced intercontinental business jet aircraft. Gulfstream has produced approximately 1,160 aircraft for customers around the world since 1958 and offers a full range of aircraft products and services, including the Gulfstream IV-SP and the ultra-long range Gulfstream V. Net sales of new aircraft were $2,251, $1,909 and $1,492 in 1999, 1998 and 1997, respectively.

      The Information Systems and Technology group provides telecommunications and data management services, such as C4ISR systems for sea, air and land defense. It has established a global presence in specialized data acquisition and processing, creating products for use on the ocean floor and in outer space, in advanced electronics for aircraft of all kinds, and in the total battlespace information management systems that are key to military superiority in the 21st century. It also provides telecommunications solutions and data management services for the commercial market.

      Marine Systems has experience in shipbuilding, fleet management and repair; it has the broadest range of integration, design, engineering and production skills in naval shipbuilding. Marine Systems is the U.S. Navy's leading supplier of combat vessels, including nuclear submarines, surface combatants and auxiliary ships. The group also manages ready-reserve and prepositioning ships and builds commercial vessels. Net sales of nuclear submarines and related services were $1,460, $1,381 and $1,321 in 1999, 1998 and 1997, respectively. Net sales of naval surface ships, including surface combatants and auxiliary ships, and related services were $1,424, $999 and $839 in 1999, 1998 and 1997, respectively.

      Combat Systems is a leading supplier of land and amphibious combat system development, production and support. Its product line includes a full spectrum of armored vehicles, light wheeled reconnaissance vehicles, suspensions, engines, transmissions, guns and ammunition handling systems, turrets and turret drive systems, and reactive armor and ordnance. Net sales of armored combat vehicles and related services were $860, $809 and $791 in 1999, 1998 and 1997, respectively.

      The company also owns coal mining and aggregates operations in the Midwest, and a leasing operation for liquefied natural gas tankers, which are classified as "Other."

      During 1999, management realigned the company's information technology businesses, resulting in a different composition of reportable groups. Data for all prior periods presented has been restated to give recognition to the 1999 composition of the company's businesses. For a summary of business group financial information, see Note S to the Consolidated Financial Statements.

      A discussion of each business group's backlog position (the estimated remaining sales value of work to be performed under firm contracts, or aircraft to be delivered), anticipated programs, operating results and outlook follow. Aircraft backlog under firm contracts includes orders for which the company has entered into a definitive purchase contract with no significant contingencies and has received a significant non-refundable deposit from the customer. Aircraft options primarily include agreements with customers in connection with the company's fractional ownership and operating lease programs to grant them the option to subsequently purchase additional aircraft upon defined terms and conditions. Funded backlog for government programs represents the portion of total backlog that has been appropriated by Congress and funded by the procuring agency.



General Dynamics 1999 Annual Report                                          27

AEROSPACE

Aerospace was formed as a result of the acquisition of Gulfstream on July 30, 1999. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements.



BACKLOG

[BAR GRAPH]

                              1997           1998           1999
                             ------         ------         ------
Firm Contracts               $2,782         $3,302         $2,574
Options                          --         $1,000         $1,179

      Aircraft ordered under firm contracts were 44, 79 and 46 during the years ended December 31, 1999, 1998 and 1997, respectively. Aircraft units in backlog, including options, at the end of each respective period were 117, 135 and 88.

      Through year-end 1999, the company had contracted to deliver 56 aircraft plus options for an additional 22 aircraft in connection with its North American fractional ownership program. As of December 31, 1999, 49 of these aircraft remain in backlog, with deliveries expected through 2008. Total backlog also includes nine aircraft under a contract related to the company's Middle East fractional ownership program, with deliveries expected through 2003.

RESULTS OF OPERATIONS AND OUTLOOK


Year Ended December 31         1999          1998          1997
================================================================================
Net Sales                    $2,909        $2,428        $1,904
Operating Earnings              482           373           229
Operating Margin               16.6%         15.4%         12.0%
--------------------------------------------------------------------------------



      New aircraft contracts are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer-selected interiors and optional avionics) and its completion. Sales of green aircraft are recorded when the aircraft is delivered to and accepted by the customer. Completion revenues are recorded when the customer accepts delivery of the outfitted aircraft. Aircraft deliveries can vary significantly from period to period depending upon the timing of contract execution and final customer acceptance.

      Net sales increased $481 in 1999 due primarily to an increase in green aircraft deliveries to 70 in 1999 from 61 in 1998. In addition, 1999 completion deliveries increased by 21, a 39 percent growth rate over 1998 deliveries. Operating earnings increased $109 in 1999 due to continued improvement in operating margins principally attributable to improved engineering and design processes, cycle time reductions in completions and lean manufacturing initiatives.

      Net sales increased $524 in 1998 due primarily to an increase in green aircraft deliveries to 61 in 1998 from 51 in 1997. The company's 1998 results of operations include revenues of K-C Aviation, Inc. from the date of acquisition, totaling $85. Operating earnings increased $144 in 1998 due primarily to increased volume from both green aircraft and completion deliveries, along with reductions in new aircraft production costs.

      Looking forward, Aerospace expects to continue to improve margin performance through productivity and process improvements in all facets of its business. While operating margins can vary from quarter to quarter, the company expects full-year 2000 operating margins to exceed those reported in 1999.



28             General Dynamics 1999 Annual Report

INFORMATION SYSTEMS AND TECHNOLOGY

GROUP OVERVIEW

Beginning with the acquisition of Advanced Technology Systems in the fall of 1997 and continuing through the most recent Government Systems acquisition, the company has formed a group of complementary technology businesses which serve all U.S. military services, government agencies, international military services and commercial customers. The group provides the company with broad capabilities in electronics, systems integration and information management; extends the company's presence geographically; augments the company's platform businesses; and strengthens the company's position as a full-scale information technology provider. Management believes these acquisitions have positioned the company to be the prime contractor on many large communications and technology programs.

      The group's primary lines of business consist of the following:

[PIE GRAPH]

Networks & Communication Systems   37%

Life Cycle Management              18%

Computing Hardware                 14%

Intelligence Systems               13%

Command & Control Systems          12%

Other                               6%


      As the chart depicts, the company's Information Systems and Technology group has obtained critical mass in such areas as tactical networking, signal intelligence, and command and control. Networks and communication systems include the design, manufacture, integration and test of such systems. Life cycle management represents maintenance, training and logistics support for communication and data systems, as well as fire control and guidance systems. Computing hardware encompasses equipment incorporated into larger systems, including space and tactical avionic processors, airborne data management displays and control systems, and electronic fire control systems for combat vehicles. Command and control systems include solutions for air force systems, the IRIS integrated communications system for Canadian land forces, and development and production of strategic missile fire control systems.

BACKLOG

[BAR GRAPH]

                              1997           1998           1999
                             ------         ------         ------
Total Backlog                $  938         $  892         $2,000
Funded Backlog               $  831         $  816         $1,952

      The company's Information Systems and Technology backlog more than doubled during 1999 due to the acquisition of three business units formerly part of GTE Government Systems Corporation (renamed, General Dynamics Government Systems Corporation, and referred to herein as "Government Systems") on September 1, 1999. These businesses are leaders in the advancement of command, control, communications and intelligence systems; electronic defense systems; communication switching; and information systems for defense, government and industry in the United States and abroad. Government Systems added approximately $950 to the company's backlog.



                              General Dynamics 1999 Annual Report             29

RESULTS OF OPERATIONS AND OUTLOOK

 Year Ended December 31         1999          1998          1997
--------------------------------------------------------------------------------
Net Sales                     $1,422        $  933        $  185
Operating Earnings               127            69            15
Operating Margin                 8.9%          7.4%          8.1%
--------------------------------------------------------------------------------

      Net sales increased $489 and operating earnings increased $58 in 1999 due primarily to the acquisition of Government Systems. Annualized pro forma 1999 sales for the three business units of Government Systems approximates $1.3 billion. Operating results have been included with those of the company from the acquisition closing date, September 1, 1999.

      Net sales increased $748 and operating earnings increased $54 in 1998 due primarily to the acquisition of four new businesses in late 1997: Advanced Technology Systems, Information Systems, Computing Devices Canada and Computing Devices Company in the United Kingdom. Operating results of these businesses have been included with those of the company from their respective closing dates.

      For a discussion of the accounting for these acquisitions and related information, see Note B to the Consolidated Financial Statements.

      Looking forward, while the company continues to integrate the new acquisitions into the group, it pursues opportunities to improve operating margins through reengineering and efforts to capitalize on synergies that exist across the company's business groups. The Information Systems and Technology group is also pursuing new opportunities in networks and communication systems, including the Navy/Marine Corps intranet program and similar programs with other government agencies, as well as selected opportunities in the commercial market. The company expects Information Systems and Technology full-year 2000 operating margins to be consistent with those reported in 1999.


 MARINE SYSTEMS

[BAR GRAPH]

                              1997           1998           1999
                             ------         ------         ------
Total Backlog                $5,864        $11,565        $11,608
Funded Backlog               $4,172        $ 5,071        $ 5,529

      The company's Marine Systems backlog has nearly doubled since 1997 due to several major awards and the acquisition of National Steel and Shipbuilding Company (NASSCO) in late 1998.

      Year-end 1999 backlog includes contracts for the construction of the first four ships of the Virginia-class submarine, 11 Arleigh Burke class destroyers (DDG 51), four strategic sealift ships, two commercial cargo ships and the final Seawolf-class attack submarine. Other major programs in year-end backlog include contracts for submarine logistics support services on delivered ships, Virginia-class design services, as well as contracts for ship management services of five of the Navy's Maritime Prepositioning Ships.

      In December 1999, the Navy awarded an $887 modification contract to the company for the third and final Seawolf. The modification extends the company's delivery date of the final boat to 2004. Also in December 1999, Totem Ocean Trailer Express, Inc. (TOTE) awarded a contract for approximately $300 to the company to build two roll-on, roll-off ships for TOTE's cargo steamship service from Tacoma, Washington to Anchorage, Alaska. Deliveries are scheduled for 2002.

      In November 1999, the Navy awarded a $238 contract to the DD 21 Shipbuilder Alliance, composed of the company and Ingalls Shipbuilding, a division of Litton Industries, Inc., for implementation of the second phase of the design and development of the next generation surface combatant (DD 21). The


30             General Dynamics 1999 Annual Report
company will serve as the Alliance's prime contractor for the first phases of the DD 21 program and leads one of the Alliance's two competing design teams. During 1998, the Alliance was awarded a $68.5 contract for the first phase of system concept design work for the ship. Based on the Navy's plans, the development, design and construction of the DD 21 is estimated at $25 billion and includes the construction of 32 ships over 25 years, beginning in 2005. At present, it is the Navy's plan to split ship production evenly between the company and the other shipbuilder.

      In September 1998, the Navy awarded a $4.2 billion contract to the company for the first four ships of the Virginia-class submarine. The company is scheduled to deliver the lead ship of the class in 2004. Construction work will be shared equally between the company as prime contractor and Newport News Shipbuilding Inc. (Newport News) as subcontractor, in accordance with the terms of the Team Agreement entered into in February 1997 between the company and Newport News. Current Department of Defense plans call for 30 ships in the Virginia-class submarine program.

      In March 1998, the Navy awarded a multiyear contract to the company for the construction of six additional DDG 51s for $2.1 billion. This award extends the company's deliveries to 2006.

      Marine Systems added approximately $1.2 billion to its backlog in 1998 with the acquisition of NASSCO. The acquired backlog included contracts for the construction of the U.S. Navy's strategic sealift ships, five of the initial seven-ship award. As of December 31, 1999, the company had delivered three of these ships. Delivery of ships four through seven extends through 2001. In February 2000, the Navy awarded a $230 contract to the company for the construction of the eighth strategic sealift ship, with delivery scheduled for 2002. Acquired backlog also included a seven-year contract with the U.S. Navy for the phased maintenance of six LHA- and LHD-class ships for approximately $500.

      The company is a member of a three-contractor team that in December 1996 was awarded a cost reimbursable contract to design and build the Navy's new class of amphibious assault ships (LPD 17). The Navy anticipates this to be a 12-ship program. The company has agreed with its partners that it will construct a total of four ships. Congressional funding has been approved for the design and construction of the first four LPD 17 class of ships. In February 2000, the company was awarded a $435 contract for the construction of the third ship, LPD 19.

RESULTS OF OPERATIONS AND OUTLOOK

Year Ended December 31         1999          1998          1997
--------------------------------------------------------------------------------
Net Sales                    $3,088        $2,529        $2,248
Operating Earnings              328           276           227
Operating Margin               10.6%         10.9%         10.1%
--------------------------------------------------------------------------------



      Net sales increased $559 in 1999 due primarily to the acquisition of NASSCO in late 1998 and to increased work on the Virginia-class submarine, partially offset by decreased volume on the Seawolf submarine. Operating earnings increased $52 in 1999 due to the results of NASSCO being included for a full year in 1999 and to an earnings rate increase on the DDG 51 program in the fourth quarter of 1998. Operating results of NASSCO have been included with those of the company from the acquisition closing date, November 10, 1998. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements.

      Net sales increased $281 in 1998 due primarily to the acquisition of NASSCO and to earnings rate increases on the DDG 51 program in the fourth quarter of 1998 and on the Seawolf program in the first quarter of 1998. Operating earnings increased $49 in 1998 due to the aforementioned earnings rate increases, partially offset by a decline in submarine construction activity due to the delivery of the final Trident during late 1997. The DDG 51 program earnings rate was increased in 1998 due to diminishing operating risks as the business base stabilized from the March 1998 six-ship multiyear award. The Seawolf program earnings rate was increased in 1998 as a result of continued diminishing operating risks due to the maturity of the program, as well as to the stabilization of the business base from the September 1998 four-ship Virginia-class award.

      Looking forward, due to increased volume on start-up programs, including the Virginia-class, DD 21 and TOTE contracts, Marine Systems operating margins are expected to slightly decline in 2000.



                              General Dynamics 1999 Annual Report             31

COMBAT SYSTEMS

[BAR GRAPH]

                              1997           1998           1999
                             ------         ------         ------
Total Backlog                $2,190         $1,579         $1,596
Funded Backlog               $1,186         $  843         $1,116

      Year-end 1999 backlog includes contracts for the remaining 192 M1 Abrams tanks to be upgraded to the M1A2 SEP (Systems Enhancement Package) version, 100 M1A1 Abrams tank hardware kits for the Egyptian tank co-production program, and 400 diesel engines for an international customer. Year-end backlog also includes contracts for other major development and production programs, including the Advanced Amphibious Assault Vehicle (AAAV), a four-year program to upgrade Fox Nuclear, Biological and Chemical Reconnaissance System vehicles, and the Hydra-70 rocket. Other mature programs in backlog include several major components of the Bradley combat vehicle and its derivatives, multi-barrel gun systems and ordnance products.

      In December 1999, the company finalized a $258 production contract with an international customer for 400 diesel engines. The engines and accessories will be co-produced with a European partner. Delivery of the engines begins in 2001 and continues through 2005. Also in December, the U.S. Army awarded the company a $156 contract for 100 M1A1 Abrams tank hardware kits for the Egyptian tank co-production program. Delivery of the tank hardware kits begins in January 2001 and continues through 2003. In June 1999, the U.S. Army awarded the company a sole source contract for Hydra-70 rockets with a potential value of $1.26 billion over six years.

      The company has two remaining production years on its 1996 $1.3 billion multiyear contract to upgrade approximately 600 M1 Abrams tanks to the M1A2 or M1A2 SEP configurations. The company expects that the U.S. Army will continue with its procurement program to upgrade a total of approximately 1,170 of the M1 Abrams tanks, with production anticipated through 2006.

      The company is under contract for the development of several other major systems, including a three-year $300 contract for the design and development of the AAAV and construction of three prototypes. The Marine Corps plans to procure more than 1,000 vehicles in this decade. The production program, including anticipated international sales, is valued at over $5 billion.

      The U.S. Army is currently working on a transformation initiative requiring production and delivery of a family of medium-weight armored combat vehicles to initially equip five new brigade teams with approximately 300 to 400 vehicles each, beginning in March 2001. Through existing capabilities and teaming arrangements, the company is able to offer a wide array of vehicles to fill the Army's program requirement. Contract award for this vehicle program could be announced as early as June 2000. To fund this procurement, the President's fiscal year 2001 budget request eliminated additional funds for the Wolverine Heavy Assault Bridge program and restructured the Crusader program to reduce the production to 480 systems, for a total development and production program now worth $10 billion. The company's share of the Crusader program continues to approximate 25 percent.


RESULTS OF OPERATIONS AND OUTLOOK

Year Ended December 31         1999          1998          1997
--------------------------------------------------------------------------------
Net Sales                    $1,290        $1,272        $1,387
Operating Earnings              155           166           179
Operating Margin               12.0%         13.1%         12.9%
--------------------------------------------------------------------------------


      Net sales in 1999 remained consistent with 1998 as the volume lost from the final production of the Single Channel Ground and Airborne Radio System (SINCGARS) was replaced with increased work on other new programs. Operating earnings decreased $11 due primarily to the product maturity mix in 1999 as compared to the prior year.



32             General Dynamics 1999 Annual Report

      Net sales decreased $115 in 1998 due primarily to the completion of SINCGARS production and to the timing of land combat program deliveries. Operating earnings decreased $13 in 1998 due to the aforementioned declines in sales, partially offset by higher margins realized on the SINCGARS program as production was completed.

      In November 1998, the company's Armament Systems operating unit formed a joint venture with another company that consolidated two of the U.S. Army's ammunition production facilities. Previously a consolidated subsidiary, the company's Milan Army Ammunition Plant is now part of the unconsolidated joint venture, American Ordnance LLC.

      Looking forward, the company continues to seek improvements in operating margins in the Combat Systems group through efforts to reduce costs and pursuit of international sales, including sales of tanks to Egypt, Greece, Turkey and Saudi Arabia. Excluding the impact of international business in 2000, the company expects Combat Systems full-year 2000 operating margins to approximate those reported in 1999. Combat Systems operating margins are subject to quarter-to-quarter variations.


OTHER

RESULTS OF OPERATIONS

Year Ended December 31       1999       1998       1997
--------------------------------------------------------------------------------
Net Sales                    $250       $236       $242
Operating Earnings            111         34         26
--------------------------------------------------------------------------------


      Operating earnings increased $77 in 1999 due primarily to several non-recurring events during the year. In connection with the acquisition of Gulfstream, General Dynamics merged the two companies' commercial pension plans. As a result of the merger of these plans, the company recognized previously deferred gains on General Dynamics commercial pension plan, totaling $126 (before-tax). Additionally, management concluded not to make additional investments in its undeveloped high sulfur coal reserves given the current coal industry environment. As such, the company revalued these coal reserves and related assets, resulting in a non-cash charge to earnings of approximately $60 (before-tax).

      In 1997, Freeman United Coal Mining Company (Freeman) elected to withdraw from the Bituminous Coal Operators' Association (BCOA) and negotiate future contracts independently with the United Mine Workers of America union (UMWA). Freeman's labor contract as part of the BCOA expired on August 1, 1998. On September 11, 1998, the union work force, representing approximately 70 percent of Freeman's total work force, went on strike. On December 21, 1998, the strike ended and the company reached a new collective bargaining agreement with its UMWA represented employees. The company believes the terms of the contract, which extend to February 2003, will provide it with cost savings.

      Despite the impact of the strike at Freeman, operating earnings increased $8 in 1998. This was due primarily to improved performance of the aggregates business as a result of reductions in cost and increased shipments due to favorable weather conditions, as well as cost reductions at the coal mining operations.



                              General Dynamics 1999 Annual Report             33

ADDITIONAL FINANCIAL INFORMATION

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased during 1999 and 1998 due primarily to the growth in the company's business through acquisitions. As a percentage of net sales, however, general and administrative expenses have remained consistent for all three periods.

      INTEREST (EXPENSE) INCOME, NET. Interest expense was $53 in 1999, up from $40 in 1998 due primarily to increased debt associated with the company's commercial paper program, partially offset by a reduction in interest related to Gulfstream's debt facilities. Interest expense for 1998 was up from 1997 expense of $35 as a result of borrowings made in connection with the acquisition of Information Systems, Computing Devices Canada and U.K. at the end of 1997, partially offset by a decrease in average borrowings on Gulfstream's credit facilities. Interest income was $19 in 1999, down from $23 in 1998 and $51 in 1997 due primarily to a decline in the average cash balances resulting from the use of $1.8 billion for business acquisitions during the three-year period ended in 1999.

      OTHER (EXPENSE) INCOME, NET. In connection with the acquisition of Gulfstream in 1999, the company recorded a charge to earnings of $36 (before-tax) for related costs, consisting of investment banking, legal, bank fees, accounting, printing and regulatory filing fees. Additionally, in connection with the repayment of certain of Gulfstream's debt instruments immediately following the acquisition, the company recorded a one-time non-cash charge of $7 (before-tax) for the unamortized debt costs associated with these instruments.

      PROVISION FOR INCOME TAXES. During the first quarter of 1999, the company and the U.S. Internal Revenue Service settled refund claims for research and experimentation tax credits for the years 1981 through 1989 for approximately $334 (including before-tax interest). The company recognized a benefit of $165 (net of amounts previously recorded in 1991 and 1992), or $.82 per diluted share, as a result of this settlement. For further discussion of this and other tax matters, as well as a discussion of the net deferred tax asset, see Note D to the Consolidated Financial Statements.

      EARNINGS PER SHARE. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend. Accordingly, earnings per share data has been restated to give retroactive recognition to the stock split in prior periods.

      YEAR 2000. The company transitioned into the new millennium with no significant systems or other year 2000 problems, including interaction with third parties. The company's total costs to implement its year 2000 compliance program were within the original cost projection of approximately $40. As most of these costs are allowable under the company's U.S. government contracts, the costs to implement the program did not materially affect the company's results of operations or financial condition.

      MARKET RISK. The company's investment securities carry fixed rates of interest over their respective maturity terms. The company does not use derivative instruments to alter the interest characteristics of these instruments. The aggregate fair value of the company's financial instruments approximates the carrying value at December 31, 1999.

      In September 1998, the company refinanced the debt incurred for the acquisition of Information Systems, Computing Devices Canada and U.K. under a long-term financing arrangement. In connection therewith, the company entered into an agreement to reduce the exposure to interest rate and foreign currency rate fluctuations. The company does not expect these transactions to have a material effect on the company's results of operations or financial condition.

      The company's foreign operations attempt to minimize the effects of currency risk by borrowing externally in the local currency and by hedging their limited purchases made in foreign currencies when practical. As a matter of policy, the company does not engage in currency speculation.

      With the acquisition of Computing Devices Canada and U.K., the company is exposed to the effect of foreign currency fluctuations on the U.S. dollar value of earnings from those subsidiaries. The company does not expect the impact of foreign currency fluctuations to be material to the company's results of operations or financial condition.



34             General Dynamics 1999 Annual Report

      NEW ACCOUNTING STANDARDS. Effective January 1, 1999, the company adopted the provisions of Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance to aid in the determination of when liabilities should be recognized for guaranty-fund and other insurance-related assessments, as well as requirements for the measurement of the liability and related recoverable asset. As these costs are recoverable under the company's contracts, the adoption of the SOP did not have a material impact on the company's results of operations or financial condition.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 137 issued in June 1999 deferred the effective date of SFAS 133 by one year. As such, the company is now required to adopt the provisions of the standard during the first quarter of 2001. Because of the company's minimal use of derivatives, it does not expect that the adoption of the new standard will have a material impact on the results of operations or financial condition.

FINANCIAL CONDITION

After spending $1.1 billion for acquisitions during 1999, the company ended the year with $270 of cash and equivalents, a modest debt-to-capital ratio of 24 percent and the financial capacity for additional long-term borrowings. The company expects to continue to generate funds from operations in excess of its short-and long-term liquidity needs. With adequate funds on hand and the capacity for additional long-term borrowings, management believes it has the financial capability to execute its operating and financial strategy.

      A discussion of the company's financial condition in terms of its operating, investing and financing activities as identified on the Consolidated Statement of Cash Flows follows.

      OPERATING ACTIVITIES--CONTINUING. The net cash provided by continuing operations is summarized as follows:

Year Ended December 31               1999           1998          1997
--------------------------------------------------------------------------------
Operations                         $   990        $   657        $   729
Allocated federal income
  tax payments                        (294)          (114)          (118)
Research and experimentation
  tax credit                           334              -              -
Other                                  (52)            (2)            29
--------------------------------------------------------------------------------
Operating cash flows                   978            541            640
Decrease in marketable
  securities, net                       45             30             62
--------------------------------------------------------------------------------
Net cash provided by
   continuing operations           $ 1,023        $   571        $   702
--------------------------------------------------------------------------------


Operating Cash Flows

- Cash flows from operations represent the pretax cash flows generated by the company's business groups. The increase in 1999 over 1998 is attributable to the growth in the business through acquisitions, including NASSCO in late 1998 and Government Systems in September 1999, as well as the growth in Gulfstream's results of operations. As sales grew by 21 percent over 1998, the company continued to increase its investment in working capital, primarily in the Aerospace group. The buildup resulted from an increase in volume with 1999 production up 15 percent over 1998, as well as a 39 percent increase in the number of completions delivered. The company expects to continue to invest modestly in working capital during 2000 as it supports the growth in its business operations.

            Cash flows from operations decreased in 1998 over 1997 due to the delivery of the final Trident class submarine during 1997. The company increased its investment in working capital during 1998 due to the production growth on several new programs, including the Virginia-class submarine and light armored vehicles, as well as growth in the sales of undersea communications equipment.

                              General Dynamics 1999 Annual Report             35

- Federal income tax payments are allocated between continuing and discontinued operations based on the portion of taxable income attributable to each. Included in 1999 federal income tax payments is approximately $58 related to tax on the interest component of the research and experimentation tax credit settlement discussed under the caption "Provision for Income Taxes."

- In April 1999, the company received the $334 cash refund from the IRS related to this research and experimentation tax credit settlement.

- Other includes items that are not allocated directly to the business groups, including pooling acquisition costs, interest paid on debt and interest received from investments.

Change in Marketable Securities

- In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the purchases, sales and maturities of marketable securities classified as trading are reflected as cash flows from operating activities. The decrease in each of the three years in the period ended December 31, 1999, was due to the company altering its investment portfolio to include more available-for-sale securities, which are included in investing activities.

      OPERATING ACTIVITIES--DISCONTINUED. Cash flows from discontinued operations improved during 1999 and 1998 due primarily to decreased payments for disposition-related liabilities. For discussion of the A-12 program litigation, see Note P to the Consolidated Financial Statements.

      INVESTING ACTIVITIES. On September 1, 1999, the company completed the acquisition of Government Systems for $1.01 billion in cash. The company financed the purchase through the issuance of commercial paper. As of February 29, 2000, the company had approximately $1.09 billion commercial paper outstanding at an average yield of approximately 6.04 percent with an average term of approximately 55 days. The company expects to reissue commercial paper as it matures, and has the option to extend the term up to 270 days.

      On July 30, 1999, the company acquired Gulfstream, as a result of which, the holders of Gulfstream common stock became entitled to receive one share of the company's common stock for each Gulfstream share. The common stock of Gulfstream was traded on the New York Stock Exchange through the close of business on July 30, 1999, at which time there were 72,165,645 shares of Gulfstream common stock outstanding. An additional 4,131,094 shares were reserved for issuance upon the exercise of stock options which, prior to the acquisition, had been options to purchase Gulfstream common stock. The acquisition was accounted for as a pooling of interests, and accordingly, all data for periods prior to the combination have been restated to include the accounts and results of operations of Gulfstream.

      On May 3, 1999, the company paid from available funds the remaining fixed purchase consideration of $51 in cash for the acquisition of NASSCO. The company acquired four businesses in 1998 totaling approximately $480, including Gulfstream's acquisition of K-C Aviation for approximately $250, and six businesses in 1997 totaling approximately $1.2 billion. The company liquidated substantially all of its available-for-sale investment portfolio in order to acquire these businesses. The K-C Aviation acquisition was funded primarily from available funds and a portion from Gulfstream's revolving credit facility. For further discussion of each acquisition, see Note B to the Consolidated Financial Statements.

      The company expects to complete construction on a facility modernization project at its Bath Iron Works shipyard in 2000. The company anticipates investing over $200, of which $75 was expended during 1999 and $40 expended through 1998.

      Following the sale in 1993 and 1994 of the company's operations located in southern California, the company retained certain properties. These properties, totaling approximately $60, are included in other noncurrent assets on the Consolidated Balance Sheet. Development work began in 1994 on certain of these properties in order to maximize the value the company receives from their sale. In 1998, the company completed the sale of a 232-acre site in the Kearny Mesa section of San Diego for approximately $80 in cash, and in 1997 received $23 in cash from the sale of certain other assets related to these properties.



36             General Dynamics 1999 Annual Report

          FINANCING ACTIVITIES. During 1999, the company repaid from its available funds approximately $360 of Gulfstream's debt instruments.

      On June 23, 1999, the company's board of directors formally rescinded management's authority to repurchase shares of the company's common stock on the open market. During 1998 and 1997, the company repurchased approximately .6 million and 1.8 million shares, respectively, of its stock on the open market for a total of $28 and $60, respectively.

      On June 25, 1999, Gulfstream's board of directors formally rescinded management's authority to repurchase shares of its common stock on the open market. During the first quarter of 1999, Gulfstream repurchased .96 million shares of its stock on the open market for a total of $45. During 1998, Gulfstream repurchased approximately 5.5 million shares for a total of $199.

      In connection with the company's acquisition of Information Systems, Computing Devices Canada and U.K. on December 31, 1997, the company borrowed in Canadian dollars the U.S. equivalent of $220. The company repaid $70 of this note during 1998 and refinanced the balance in September 1998 under a 10-year arrangement.

      The company exercised its option to call for the early redemption of all of its outstanding 9.95 percent Debentures on April 1, 1998, for a total of approximately $40.

      On March 1, 2000, the company's board of directors declared an increased regular quarterly dividend of $.26 per share. The company had previously increased the quarterly dividend to $.24 per share in March 1999, to $.22 per share in March 1998 and to $.205 per share in March 1996.

      On March 7, 2000, the company's board of directors formally authorized management to repurchase in the open market up to ten million shares of the company's issued and outstanding common stock.

      The company has available a $1 billion committed line of credit expiring in May 2002 and an available $400 committed line of credit expiring in December 2002, both of which back the company's commercial paper program. These credit facilities contain minimum net worth requirements.



                              General Dynamics 1999 Annual Report             37

CONSOLIDATED STATEMENT OF EARNINGS

                                                                 Year Ended December 31

(Dollars in millions, except per share amounts)          1999           1998           1997
=====================================================================================================
NET SALES                                             $ 8,959        $ 7,398        $ 5,966
OPERATING COSTS AND EXPENSES                            7,756          6,480          5,290
-----------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                      1,203            918            676
Interest (expense) income, net                            (34)           (17)            16
Other (expense) income, net                               (43)             3             (3)
-----------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                            1,126            904            689
Provision for income taxes                                246            315            130
-----------------------------------------------------------------------------------------------------
NET EARNINGS                                          $   880        $   589        $   559
-----------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE:
 Basic                                                $  4.40        $  2.95        $  2.80
 Diluted                                              $  4.36        $  2.91        $  2.73
-----------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

38             General Dynamics 1999 Annual Report

CONSOLIDATED BALANCE SHEET

                                                                 December 31

(Dollars in millions)                                          1999           1998
====================================================================================
ASSETS

CURRENT ASSETS:
Cash and equivalents                                        $   270        $   210
Marketable securities                                            --             93
------------------------------------------------------------------------------------
                                                                270            303
------------------------------------------------------------------------------------

Accounts receivable                                             746            580
Contracts in process                                          1,204            952
Inventories                                                     961            804
Other current assets                                            310            391
------------------------------------------------------------------------------------
Total Current Assets                                          3,491          3,030
------------------------------------------------------------------------------------

NONCURRENT ASSETS:
Property, plant and equipment, net                            1,169            901
Goodwill, net                                                 1,991          1,323
Intangible assets, net                                          522            465
Other assets                                                    601            477
------------------------------------------------------------------------------------
Total Noncurrent Assets                                       4,283          3,166
------------------------------------------------------------------------------------
                                                            $ 7,774        $ 6,196
------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term debt and current portion of long-term debt       $   853        $    77
Accounts payable                                                631            522
Other current liabilities                                     1,969          1,818
------------------------------------------------------------------------------------
Total Current Liabilities                                     3,453          2,417
------------------------------------------------------------------------------------
NONCURRENT LIABILITIES:
Long-term debt                                                  169            453
Other liabilities                                               981            911
Commitments and contingencies (See Note O)
------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                  1,150          1,364
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, including surplus                                 487            484
Retained earnings                                             3,363          2,639
Treasury stock                                                 (673)          (706)
Accumulated other comprehensive loss                             (6)            (2)
------------------------------------------------------------------------------------
Total Shareholders' Equity                                    3,171          2,415
------------------------------------------------------------------------------------
                                                            $ 7,774        $ 6,196
------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                              General Dynamics 1999 Annual Report             39

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                     Year Ended December 31
(Dollars in millions)                                                                          1999           1998           1997
==================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                                $   880        $   589        $   559
Adjustments to reconcile net earnings to net cash provided by continuing operations--
     Depreciation, depletion and amortization                                                   193            161            124
     Recognition of pension gains previously deferred                                          (126)            --             --
     Revaluation of undeveloped coal reserves and equipment                                      61             --             --
     Amortization of debt issuance costs on debt repaid                                           7             --             --
Decrease (Increase) in assets, net of effects of business acquisitions--
     Marketable securities                                                                       45             30             62
     Accounts receivable                                                                         36            (64)           (46)
     Contracts in process                                                                       105           (209)            86
     Inventories                                                                               (189)           (55)            27
     Other current assets                                                                         6            (37)            23
Increase (Decrease) in liabilities, net of effects of business acquisitions--
     Accounts payable and other current liabilities                                            (208)            47            (43)
     Customer deposits                                                                          (61)           (73)          (109)
     Current income taxes                                                                       235            151             66
Deferred income taxes                                                                            41             61            (53)
Other, net                                                                                       (2)           (30)             6
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                    1,023            571            702
Net cash used by discontinued operations                                                         (7)           (12)           (33)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                     1,016            559            669
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash acquired                                                  (1,090)          (481)        (1,230)
Purchases of available-for-sale securities                                                      (37)          (443)          (440)
Sales/maturities of available-for-sale securities                                                91            493            916
Capital expenditures                                                                           (197)          (186)          (113)
Proceeds from sale of assets                                                                     18             25             11
Proceeds from sale of real estate held for development                                           --             74             23
Other                                                                                            (8)            (4)            (5)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Investing Activities                                                        (1,223)          (522)          (838)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from commercial paper issuances                                                    844             --             --
Proceeds from issuance of other debt                                                             --             56            220
Repayments of other debt                                                                       (374)          (232)           (20)
Repayment of debt--finance operations                                                           (59)           (38)           (17)
Dividends paid                                                                                 (136)          (108)          (102)
Purchases of common stock                                                                       (59)          (226)           (60)
Proceeds from option exercises                                                                   51             54             33
Other                                                                                            --             (2)            --
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided (Used) by Financing Activities                                                267           (496)            54
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                  60           (459)          (115)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                       210            669            784
----------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                         $   270        $   210        $   669
----------------------------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

40             General Dynamics 1999 Annual Report

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                        Common Stock
                                                     --------------------------------------------------        Retained
(Dollars in millions, except share amounts)           Shares               Par                 Surplus         Earnings
============================================================================================================================
BALANCE, DECEMBER 31, 1996,
    AS PREVIOUSLY REPORTED                           168,774,672            $169               $ 22              $2,172
----------------------------------------------------------------------------------------------------------------------------
Adjustment for pooling of interests                   73,911,773              74                210                (471)
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996,
    AS RESTATED                                      242,686,445             243                232               1,701
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        559
Minimum pension liability
    adjustment
Cash dividends declared                                                                                            (102)
Shares issued under compensation plans                   631,877                                 31
Tax benefit of exercised stock
    options                                                                                      34
Shares purchased
Amortization of stock plan
    expense                                                                                                           1
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                           243,318,322             243                297               2,159
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        589
Unrealized gains on securities
Foreign currency translation
    adjustment
Minimum pension liability
    adjustment
Cash dividends declared                                                                                            (110)
Shares issued under
    compensation plans                                 3,572,160               4                 88
Tax benefit of exercised stock
    options                                                                                      40
Shares purchased                                      (5,541,617)             (6)              (192)
Amortization of stock plan expense                                                                                    1
Modification of common stock options                                                              6
Shares issued for business acquisition                                                            4
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                           241,348,865             241                243               2,639
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                        880
Unrealized gains on securities
Foreign currency translation
    adjustment
Cash dividends declared                                                                                            (156)
Shares issued under compensation plans                   864,252                                 32
Tax benefit of exercised stock
    options                                                                                      29
Shares purchased                                      (1,272,800)                               (58)
Shares issued for business acquisition
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                           240,940,317            $241               $246              $3,363
----------------------------------------------------------------------------------------------------------------------------
                                                           Treasury Stock               Accumulated
                                                     ----------------------------    Other Comprehensive
(Dollars in millions, except share amounts)             Shares          Amount          Income/(Loss)
==========================================================================================================
BALANCE, DECEMBER 31, 1996,
    AS PREVIOUSLY REPORTED                            (42,570,314)       $(650)                $1
----------------------------------------------------------------------------------------------------------
Adjustment for pooling of interests                                                            (2)
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996,
    AS RESTATED                                       (42,570,314)        (650)                (1)
----------------------------------------------------------------------------------------------------------
Net earnings
Minimum pension liability
    adjustment                                                                                  1
Cash dividends declared
Shares issued under compensation plans                  1,413,696           19
Tax benefit of exercised stock
    options
Shares purchased                                       (1,832,500)         (60)
Amortization of stock plan
    expense
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                            (42,989,118)        (691)                --
----------------------------------------------------------------------------------------------------------
Net earnings
Unrealized gains on securities                                                                  1
Foreign currency translation
    adjustment                                                                                 (1)
Minimum pension liability
    adjustment                                                                                 (2)
Cash dividends declared
Shares issued under
    compensation plans                                  1,348,705           10
Tax benefit of exercised stock
    options
Shares purchased                                         (598,000)         (28)
Amortization of stock plan expense
Modification of common stock options
Shares issued for business acquisition                    157,283            3
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                            (42,081,130)        (706)                (2)
----------------------------------------------------------------------------------------------------------
Net earnings
Unrealized gains on securities                                                                 (2)
Foreign currency translation
    adjustment                                                                                 (2)
Cash dividends declared
Shares issued under compensation plans                  2,158,056           34
Tax benefit of exercised stock
    options
Shares purchased                                          (19,100)          (1)
Shares issued for business acquisition                     15,424
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                            (39,926,750)       $(673)               $(6)
----------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

                              General Dynamics 1999 Annual Report             41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts)

A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the company and all majority-owned subsidiaries. The Consolidated Financial Statements give retroactive effect to the acquisition by General Dynamics Corporation (General Dynamics) of Gulfstream Aerospace Corporation (Gulfstream) on July 30, 1999, which has been accounted for as a pooling of interests as described in Note B.

      ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      REVENUE RECOGNITION. Sales and earnings under long-term defense contracts and programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates for contracts that meet Statement of Position 81-1 criteria. These rates are applied to contract costs, including general and administrative expenses, for the determination of sales and operating earnings. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

      Any anticipated losses on defense contracts and programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

      Contracts for new aircraft are segmented between the manufacture of the "green" aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) and its completion, in accordance with Statement of Position 81-1. Sales of green aircraft are recorded when the aircraft is delivered to and accepted by the customer. Completion revenues are recorded when the customer accepts delivery of the outfitted aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $570, $509 and $432 in 1999, 1998 and 1997, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

      INTEREST, NET. Interest income was $19, $23 and $51 in 1999, 1998 and 1997, respectively. Interest payments, including the company's finance operations, were $52, $47 and $44 in 1999, 1998 and 1997, respectively. Interest expense incurred by the company's LNG tanker finance operation is classified as operating costs and expenses.

      CASH AND EQUIVALENTS AND MARKETABLE SECURITIES. The company classifies outstanding checks as accounts payable and classifies its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all marketable securities to fair value. Market adjustments are recognized in the statement of earnings for trading securities and are included as a component of accumulated other comprehensive income for available-for-sale securities.

      ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term defense contracts and programs on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivables), are included in contracts in process.

      INVENTORIES. Work in process inventories are stated at the lower of cost (based on estimated average unit costs of the number of units in a production lot) or market. Raw materials, material components of other work in process and substantially all purchased parts inventories are stated at the lower of cost (first-in, first-out method) or market. Pre-owned aircraft acquired in connection with the sale of new aircraft are recorded at the lower of the trade-in value or estimated net realizable value.

      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is carried at historical cost net of accumulated depreciation. Most of the company's assets are depreciated using accelerated methods, with the remainder using the straight-line method.

42             General Dynamics 1999 Annual Report

Buildings and improvements are depreciated over periods ranging from 1 to 50 years. Machinery and equipment are depreciated over periods ranging from 1 to 28 years. Depletion of mineral reserves is computed using the units-of-production method. Depreciation and depletion expense was $129, $109 and $96 in 1999, 1998 and 1997, respectively.

      IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets, identifiable intangibles and goodwill are reviewed for impairment whenever events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may not be recoverable. The company assesses the recoverability of the cost of the asset based on a review of projected undiscounted cash flows. In the event an impairment loss is identified, it is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. If the asset is held for sale, the company reviews its fair value less cost to sell.

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

      COMPREHENSIVE INCOME. Effective January 1, 1998, the company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires the presentation and disclosure of comprehensive income. Comprehensive income was $876, $587 and $560 in 1999, 1998 and 1997, respectively.

      CLASSIFICATION. Consistent with industry practice, assets and liabilities relating to long-term defense contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B.    BUSINESS COMBINATIONS

Pooling of Interests Method

On July 30, 1999, the company acquired Gulfstream, as a result of which, the holders of Gulfstream common stock became entitled to receive one share of the company's common stock for each Gulfstream share. The common stock of Gulfstream was traded on the New York Stock Exchange through the close of business on July 30, 1999, at which time there were 72,165,645 shares of Gulfstream common stock outstanding. An additional 4,131,094 shares were reserved for issuance upon the exercise of stock options which, prior to the acquisition, had been options to purchase Gulfstream common stock. Gulfstream is a leading designer, developer, manufacturer and marketer of advanced business jet aircraft. The acquisition was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Gulfstream.

      The preacquisition results of operations for the separate companies and the combined amounts presented in the consolidated financial statements are as follows:

                                      Six Months Ended        Year Ended December 31
                                         (unaudited)                (audited)

                                        July 4,1999         1998                1997
========================================================================================
NET SALES:
   General Dynamics                     $  2,756         $  4,970           $  4,062
   Gulfstream                              1,333            2,428              1,904
---------------------------------------------------------------------------------------
   Combined                             $  4,089         $  7,398           $  5,966
---------------------------------------------------------------------------------------
NET EARNINGS:
   General Dynamics                     $    370         $    364           $    316
   Gulfstream                                128              225                243
---------------------------------------------------------------------------------------
   Combined                             $    498         $    589           $    559
---------------------------------------------------------------------------------------

                              General Dynamics 1999 Annual Report             43

Purchase Method

On September 1, 1999, the company completed the $1.01 billion cash acquisition of three business units comprising GTE Government Systems Corporation, a subsidiary of GTE Corporation, (renamed, General Dynamics Government Systems Corporation). The company financed the purchase through its commercial paper program. Government Systems Corporation is a leader in the advancement of command, control, communications and intelligence systems; electronic defense systems; communication switching; and information systems for defense, government and industry in the United States and abroad.

      The following unaudited pro forma combined financial information presents the historical results of operations of the company and Government Systems, with pro forma adjustments as if Government Systems had been acquired as of the beginning of the periods presented. The unaudited pro forma information is not necessarily indicative of what the results of operations actually would have been if the transaction had occurred as of the beginning of these periods, or of future results of operations.

Year Ended December 31 (unaudited)                             1999                1998
========================================================================================
NET SALES                                                   $ 9,791          $   9,095

NET EARNINGS                                                    882                589

NET EARNINGS PER SHARE:
   Basic                                                    $  4.41          $    2.95
   Diluted                                                     4.37               2.91
-----------------------------------------------------------------------------------------


      On November 10, 1998, the company acquired control of NASSCO Holdings Incorporated (NHI) for $369 in cash plus the obligation to discharge $46 in debt. The company paid $318 of the total consideration and repaid the $46 obligation in cash during November 1998 and paid the remaining fixed purchase consideration of $51 during May 1999. NHI's wholly owned subsidiaries include National Steel and Shipbuilding Company, which is in the business of ship design, engineering, construction and repair for the United States military and various commercial customers, and NASSCO Funding Corporation, a finance subsidiary (see Note M).

      On August 19, 1998, Gulfstream completed the acquisition of K-C Aviation, Inc. for approximately $250 in cash. K-C Aviation was a leading provider of business aviation services and the largest independent completion center for business aircraft in North America.

      On December 31, 1997, the company purchased the assets of Computing Devices International, formerly a division of Ceridian Corporation, for approximately $500, net of cash acquired of $100. The company borrowed $220 in connection with the acquisition. See Note J for details on the terms of the debt. Computing Devices International added three new defense electronics and system integration units to the company: General Dynamics Information Systems, Inc., Computing Devices Canada Ltd. and Computing Devices Company Limited in the United Kingdom.

      On October 1, 1997, the company purchased the assets of Advanced Technology Systems, formerly an operating unit of Lucent Technologies, for $267, net of purchase price adjustment of $17 received in January 1998. Advanced Technology Systems is a leading supplier of undersea surveillance systems, signal processing and vibration control systems and related technologies for a wide range of applications.

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

      The purchase prices have been allocated to the estimated fair values of net tangible assets acquired, with any excess recorded as goodwill and intangible assets (see Note H). Certain of the estimates related to the acquisition of Government Systems Corporation are still preliminary at December 31, 1999, but will be finalized within one year from the date of acquisition. The operating results of the acquired businesses are included with those of the company from their respective closing dates.

C.    EARNINGS PER SHARE

In 1998, the company adopted the provisions of SFAS No. 128, "Earnings Per Share," which requires the presentation of earnings per share on both a basic and diluted basis for all periods presented. Basic and diluted weighted average shares outstanding are as follows (in thousands):


44             General Dynamics 1999 Annual Report

Year Ended December 31                  1999          1998          1997
================================================================================
Basic weighted average
    shares outstanding               199,988       199,466       199,769
       Assumed exercise
            of options                 1,945         2,758         4,512
         Contingently issuable
            shares                       124            22           194
--------------------------------------------------------------------------------
Diluted weighted average
    shares outstanding               202,057       202,246       204,475
--------------------------------------------------------------------------------


D.    INCOME TAXES

The provision for income taxes included on the Consolidated Statement of Earnings is summarized as follows:





Year Ended December 31              1999         1998         1997
================================================================================
Current:
    U.S. Federal                   $ 344        $ 269        $ 182
    Foreign                            8           15            -
    State                             18            5            1
--------------------------------------------------------------------------------
    Total current                    370          289          183
--------------------------------------------------------------------------------
Deferred:
    U.S. Federal                      51           27           11
    Foreign                            1           (9)           -
    State                            (11)           8            1
--------------------------------------------------------------------------------
    Total deferred                    41           26           12
--------------------------------------------------------------------------------
Research and experimentation
    tax credits                     (165)           -            -
Decrease in valuation
    allowance                          -            -          (65)
--------------------------------------------------------------------------------
                                   $ 246        $ 315        $ 130
--------------------------------------------------------------------------------



      The provision for state and local income taxes which is allocable to U.S. government contracts is included in operating costs and expenses on the Consolidated Statement of Earnings.

      The reconciliation from the statutory federal income tax rate to the company's effective income tax rate is as follows:

Year Ended December 31                          1999           1998           1997
=====================================================================================
Statutory federal income
    tax rate                                      35.0%          35.0%          35.0%
Research and experimentation
    tax credits                                  (14.7)           -              -
Decrease in valuation
    allowance                                      -              -             (9.4)
Net operating loss
    carryforwards                                  -              -             (6.3)
State tax on commercial
    operations, net of federal benefits            0.9            1.3            0.4
Other                                              0.6           (1.5)          (0.8)
--------------------------------------------------------------------------------------
Effective income tax rate                         21.8%          34.8%          18.9%
--------------------------------------------------------------------------------------


      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

December 31                                1999       1998
================================================================================
Long-term contract costing methods         $ 55       $ 90
A-12 termination                             92         93
Accrued costs on disposed businesses         55         62
Coal mining liabilities                      25         26
Postretirement liabilities                   98         90
Tax credit/loss carryforwards                11         49
Other                                       227        236
--------------------------------------------------------------------------------
   Deferred assets                         $563       $646
--------------------------------------------------------------------------------
Lease income                               $ 62       $ 66
Commercial pension asset                     87         42
Intangible assets                            29         48
Property basis differences                   28         40
Other                                        66        118
--------------------------------------------------------------------------------
   Deferred liabilities                    $272       $314
--------------------------------------------------------------------------------
Net deferred asset                         $291       $332
--------------------------------------------------------------------------------

      Based on the level of projected earnings and current backlog, no material valuation allowance was required for the company's deferred tax assets at December 31, 1999 and 1998. The current portion of the net deferred tax asset is $264 and $328 at December 31, 1999 and 1998, respectively, and is included in other current assets on the Consolidated Balance Sheet.



                              General Dynamics 1999 Annual Report             45

      The company made federal income tax payments of $289, $112 and $102 in 1999, 1998 and 1997, respectively.

      During the first quarter of 1999, the company and the U.S. Internal Revenue Service settled refund claims for research and experimentation tax credits for the years 1981 through 1989 for approximately $334 (including before-tax interest). The company recognized a benefit of $165 (net of amounts previously recorded in 1991 and 1992), or $.82 per diluted share, as a result of this settlement. In April 1999, the company received the $334 cash refund from the IRS related to this settlement.

      The IRS has completed its examination of General Dynamics' 1990 through 1993 consolidated federal income tax returns and Gulfstream's 1990 through 1994 consolidated federal income tax returns. Unresolved matters for these years have been protested to the IRS Appeals Division. A refund claim by General Dynamics for $78 (plus interest) for research and experimentation tax credits for the year 1990 will also be considered by the IRS Appeals Division. The IRS is currently examining General Dynamics' 1994 and 1995 consolidated federal income tax returns.

      The company has recorded liabilities for tax contingencies; therefore, resolution of open matters for these years is not expected to have a materially unfavorable impact on the company's results of operations or financial condition.

E.    CONTRACTS IN PROCESS

Contracts in process primarily represent costs and accrued profit related to defense contracts and programs and consist of the following:

December 31                                   1999          1998
================================================================================
Contract costs and estimated profits       $ 9,464       $ 7,866
Other contract costs                           721           485
--------------------------------------------------------------------------------
                                            10,185         8,351
Less advances and progress payments          8,981         7,399
--------------------------------------------------------------------------------
                                           $ 1,204       $   952
--------------------------------------------------------------------------------

      Contract costs include production costs and related overhead, including general and administrative expenses. Other contract costs primarily represent amounts required to be recorded under generally accepted accounting principles that are not currently allocable to contracts, such as a portion of the company's estimated workers' compensation, other insurance-related assessments, postretirement benefits and environmental expenses. Recovery of these costs under contracts is considered probable based on the company's backlog. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of the company's remaining contracts could be affected.

      Under the contractual arrangements by which progress payments are received, the U.S. government asserts that it has a security interest in the contracts in process identified with the related contracts.

F.    INVENTORIES

Inventories consist primarily of aircraft components, as follows:

December 31              1999       1998
===================================================
Work in process          $436       $445
Raw materials             262        191
Pre-owned aircraft        243        150
Other                      20         18
---------------------------------------------------
                         $961       $804
---------------------------------------------------

G.    PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

December 31                            1999         1998
===============================================================
Land and improvements                $  121       $   99
Mineral reserves                         64           88
Buildings and improvements              597          450
Machinery and equipment               1,444        1,322
Construction in process                 162          108
---------------------------------------------------------------
                                      2,388        2,067
Less accumulated depreciation,
   depletion and amortization         1,219        1,166
---------------------------------------------------------------
                                     $1,169       $  901
---------------------------------------------------------------

      Certain of the company's plant facilities are provided by the U.S. government and therefore not included above.

      During 1999, management concluded not to make additional investments in its undeveloped high sulfur coal reserves given the current coal industry environment. As such, the company revalued these coal reserves and related assets based on an undis-

46             General Dynamics 1999 Annual Report
counted cash flow analysis, which resulted in a non-cash charge to earnings of approximately $60 (before-tax). The charge is included in operating costs and expenses on the Consolidated Statement of Earnings and is included in the results of the company's Other business group.

      During 1999, the company acquired for $20 a small aggregates company, located in Indiana, whose assets are primarily mineral reserves.

H.    GOODWILL AND INTANGIBLE ASSETS

Goodwill resulted from the company's business acquisitions. Goodwill is amortized on a straight-line basis over 40 years and is shown net of accumulated amortization of $84 and $44 at December 31, 1999 and 1998, respectively.

      Intangible assets resulting primarily from the company's business acquisitions consist of the following:




December 31                           1999       1998
=========================================================
Contracts and programs acquired       $455       $416
Other                                   67         49
---------------------------------------------------------
                                      $522       $465
---------------------------------------------------------



      Intangible assets are shown net of accumulated amortization of $110 and $86 at December 31, 1999 and 1998, respectively. Contracts and programs acquired are amortized on a straight-line basis over periods ranging from 8 to 40 years. Other intangible assets consist primarily of customer lists and purchase options on buildings currently leased. These other intangible assets are amortized over periods ranging from 3 to 20 years.

I.    OTHER CURRENT LIABILITIES
Other current liabilities consist of the following:


December 31                     1999         1998
=========================================================
Customer deposits             $  471       $  488
Workers' compensation            479          341
Retirement benefits              279          196
Advance payments--
   government contracts          142          139
Other                            598          654
---------------------------------------------------------
                              $1,969       $1,818
---------------------------------------------------------

J.    DEBT

Debt (excluding finance operations) consists of the following:

December 31                          1999         1998
=========================================================
Commercial paper                   $  852      $     -
Term loans                              -          305
Senior notes                          149          142
Notes payable                           -           56
Industrial development bonds           15           15
Other                                   6           12
---------------------------------------------------------
                                    1,022          530
Less current portion                  853           77
---------------------------------------------------------
                                   $  169       $  453
---------------------------------------------------------


      On July 27, 1999, the company began issuing commercial paper in anticipation of the acquisition of Government Systems Corporation. As of December 31, 1999, the company had $861 par value discounted commercial paper outstanding at an average yield of approximately 6.09 percent with an average term of approximately 66 days. The company has available a $1 billion committed line of credit expiring in May 2002 and an available $400 committed line of credit expiring in December 2002, both of which back this commercial paper program.

      On October 16, 1996, Gulfstream entered into a long-term agreement under which the lenders who were parties to the credit agreement made available to the company a $400 term loan facility and a $250 revolving credit facility. Gulfstream repaid the outstanding obligation on the revolving credit facility during 1999. On July 30, 1999, the company repaid the term loan in full from available funds and terminated the credit agreement. In connection therewith, the company recorded a one-time non-cash charge of $7 (before-tax) for the unamortized debt costs associated with this instrument.

      On December 31, 1997, the company borrowed in Canadian dollars the U.S. equivalent of $220 in connection with its acquisition of Information Systems, Computing Devices Canada and U.K. In April 1998, the company repaid $70 of this note, and in September 1998 refinanced the balance with the senior notes maturing in 2008. The debt carries a 6.32 percent annual interest rate, interest payable semi-annually.


                              General Dynamics 1999 Annual Report             47

      On November 30, 1998, Gulfstream issued notes totaling $56 secured by three pre-owned aircraft. During 1999, the company repaid these notes in full from available funds.

      The industrial development bonds are due December 1, 2002, and bear interest at 6.60 percent per annum with interest payable semi-annually. Other consists of Title XI bonds of $5, which were repaid during the first quarter of 1999, and subsidiary mortgage obligations.

      International credit arrangements include a $30 credit facility expiring in August 2000, renewable annually thereafter.

K.    OTHER LIABILITIES

Other liabilities consist of the following:

December 31                                1999       1998
===============================================================
Retirement benefits                        $296       $268
Accrued costs on disposed businesses        156        177
Coal mining related liabilities              71         73
Other                                       458        393
---------------------------------------------------------------
                                           $981       $911
---------------------------------------------------------------


      The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include postretirement benefits, environmental, legal and other costs.

      The company has certain liabilities which are specific to the coal mining industry, including workers' compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers' compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers' pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on the appropriate discount rate. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

L.    SHAREHOLDERS' EQUITY

AUTHORIZED STOCK. On July 30, 1999, the company's stockholders approved an amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 200 million shares to 300 million shares of $1 par value common stock. Other authorized capital stock of the company consists of 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

      STOCK SPLIT. On March 4, 1998, the company's board of directors authorized a two-for-one stock split effected in the form of a 100 percent stock dividend, which was distributed on April 2, 1998, to shareholders of record on March 13, 1998. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from retained earnings and surplus to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data, and market prices of the company's common stock have been restated to give effect to the stock split.

      DIVIDENDS PER SHARE. Dividends per share were $.96, $.88 and $.82 in 1999, 1998 and 1997, respectively.

      SHARES OUTSTANDING. The company had 201,013,567, 199,267,735 and 200,329,204 shares of common stock outstanding as of December 31, 1999, 1998 and 1997, respectively.

M.    FINANCE OPERATIONS

The company owns three liquefied natural gas (LNG) tankers which have been leased to a nonrelated company. The leases are financed by privately-placed bonds that are secured by the LNG tankers. The bonds are callable under certain conditions and are nonrecourse to the company. Accordingly, in the event the lessee defaults on the lease payments, General Dynamics is not obligated to repay the debt.



48             General Dynamics 1999 Annual Report

      The following is a summary of the comparative financial statements for the LNG tanker finance operations:

BALANCE SHEET DATA

December 31                                1999       1998
==============================================================
ASSETS
Leases receivable                          $181       $193
Due from parent                              37         40
--------------------------------------------------------------
                                           $218       $233
--------------------------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY

Debt                                       $ 81       $100
Income taxes                                 62         66
Shareholder's equity                         75         67
--------------------------------------------------------------
                                           $218       $233
--------------------------------------------------------------


      Leases receivable and debt are included in other assets and other liabilities, respectively, on the Consolidated Balance Sheet. The leases are classified as direct financing leases and extend through 2009.

      The components of the company's net investment in the leases receivable are as follows:

December 31                        1999         1998
==========================================================
Aggregate future minimum
   lease payments                 $ 256        $ 287
Unguaranteed residual value          38           38
Unearned interest income           (113)        (132)
----------------------------------------------------------
                                  $ 181        $ 193
----------------------------------------------------------




      The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

      Semi-annual scheduled payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The weighted average interest rate on the debt is 6.2 percent. The schedule of principal payments for the next five years is $18 in 2000, $20 in 2001, $23 in 2002, $17 in 2003 and $3 in 2004.

EARNINGS DATA

Year Ended December 31       1999        1998        1997
============================================================
Interest income              $ 19        $ 20        $ 21
Interest expense               (6)         (7)         (9)
Income taxes and other         (4)         (4)         (3)
------------------------------------------------------------
Net earnings                 $  9        $  9        $  9
------------------------------------------------------------

      NASSCO Funding Corporation (NFC) is a special purpose corporation organized to provide funding for the acquisition, construction or reconstruction of qualified U.S. flag and U.S. built marine vessels through the Capital Construction Fund program (CCF) of the Maritime Administration. Assets of NFC consist of cash equivalents of $50 and marketable securities of $48 at December 31, 1999 and 1998, respectively. Assets of NFC are restricted for CCF use. At December 31, 1999, qualified accounts receivable of an affiliate of approximately $40 are also designated for the CCF. At December 31, 1998, NFC had outstanding commercial paper of $40. The company repaid this obligation during 1999.

N.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the company's financial instruments approximates carrying value for all financial instruments. Fair value is based on quoted market prices, except for privately placed debt where fair value is based on risk-adjusted discount rates.

      Marketable securities classified as available-for-sale were $48 at December 31, 1998, and included primarily government backed mortgage securities designated for the CCF (see Note M). Other available-for-sale investments at December 31, 1999 and 1998 consist primarily of $36 and $46, respectively, of U.S. government debt obligations restricted for payment of workers' compensation benefits under an agreement with the State of Maine. Also included at December 31, 1999 are $5, primarily in municipal securities, restricted for repayment of the industrial development bonds discussed in Note J, and $6 in equity securities restricted for the payment of supplemental retirement obligations discussed in Note R. Amortized cost for available-for-sale marketable securities and other available-for-sale invest-


                              General Dynamics 1999 Annual Report             49
ments approximates fair value at December 31, 1999 and 1998. For debt and equity securities and obligations classified as other available-for-sale investments at December 31, 1999, $1 mature within one year, $27 between one and five years, $8 between five and ten years, and $11 had no fixed maturity date.

      Proceeds from sales of available-for-sale securities were $48, $274 and $612 in 1999, 1998 and 1997, respectively.

      The company was contingently liable for debt and lease guarantees and other arrangements aggregating up to a maximum of approximately $75 at December 31, 1999. The company knows of no event of default which would require it to satisfy these guarantees and, therefore, the fair value of these contingent liabilities is considered immaterial.

O.    COMMITMENTS AND CONTINGENCIES

Litigation

Claims made by and against the company regarding its consolidated federal income tax returns are discussed in Note D. Claims made by and against the company regarding the development of the Navy's A-12 aircraft are discussed in Note P.

      On December 19, 1999, the company settled the matter related to the sale of the company's missile business, various related leases and other alleged agreements with Raytheon Company and Raytheon Missile Systems Company (formerly known as HE Holdings, Inc. and Hughes Missile Systems Company, respectively). The settlement did not have a material impact on the company's results of operations or financial condition.

      On April 19, 1995, 101 then-current and former employees of General Dynamics' Convair Division in San Diego, California filed a six-count complaint in the Superior Court of California, County of San Diego, titled Argo, et al. v. General Dynamics, et al. In addition to General Dynamics, four of Convair's then-current or former managers were also named as defendants. The plaintiffs alleged that the company interfered with their right to join an earlier class action lawsuit by, among other things, concealing its plans to close the Convair Division. On May 1, 1997, a jury rendered a verdict of $101 against the company and one of the defendants in favor of 97 of the plaintiffs. The jury awarded the plaintiffs a total of $1.8 in actual damages and $99 in punitive damages. The company and one of the defendants have appealed the judgment to the Court of Appeals of the State of California, Fourth Appellate District, Division One. On appeal, the company is seeking to have the judgment overturned in its entirety or, alternatively, a substantial reduction in the jury's punitive damage award. The company believes it has substantial legal defenses, but in any case, it believes the punitive damage award is excessive as a matter of law. Management currently believes the ultimate outcome will not have a material impact on the company's results of operations or financial condition.

      On July 13, 1995, General Dynamics Corporation was named as a defendant in a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics Corporation, et al. The complaint also names two insurance brokers, Lloyd Thompson, Ltd. and Willis Corroon Corporation of Missouri, as defendants. The plaintiffs are members of certain Lloyd's of London syndicates and British insurance companies who sold the company excess loss insurance policies covering the company's self-insured workers' compensation program at Electric Boat for four policy years, from July 1, 1988 to June 30, 1992. The plaintiffs allege that when procuring the policies the company and its brokers made misrepresentations to the plaintiffs and failed to disclose facts which were material to the risk. The plaintiffs also allege that the company has been negligent in its administration of workers' compensation claims. The plaintiffs seek rescission of the policies, a declaratory judgment that the policies are void, and compensatory damages in an unspecified amount. General Dynamics has counterclaimed, alleging that the plaintiffs have breached their insurance contracts by failing to pay claims. General Dynamics seeks a declaratory judgment that the policies are valid, actual damages, and payment of a penalty under a Missouri statute for the plaintiffs' vexatious and unreasonable failure to pay claims. In February 2000, General Dynamics completed the trial of this matter before a special master. The company expects a decision later in 2000 and does not expect that this case will have a material impact on the company's results of operations or financial condition.

      The company was either a named defendant or a third-party defendant in certain multi-plaintiff tort cases pending in state or federal court in Arizona, captioned: Cordova, et al. v. Hughes Aircraft Co.; Lanier, et al. v. Hughes Aircraft Co., et al.; Yslava, et al. v. Hughes Aircraft Co.; and Arellano, et al. v. Hughes Aircraft Co. In these cases the plaintiffs alleged that they suffered personal injuries and/or property damage from chronic exposure to


50             General Dynamics 1999 Annual Report
drinking water alleged to be contaminated with trace amounts of the industrial solvent trichloroethylene. The alleged source of the contamination was industrial facilities in and around the site now occupied by the Tucson International Airport (TIA) and U.S. Air Force Plant #44. In addition to the company, defendants were Hughes Aircraft Co. (now Raytheon), the Tucson Airport Authority (TAA), the City of Tucson (the City), and McDonnell Douglas Corp.
(MDC). In Cordova, the company negotiated a settlement with all but four plaintiffs, who have had summary judgment entered against them. These four plaintiffs failed to appeal the judgement against them and the time for appeal expired in January 2000. The company settled all the remaining cases and final dismissal orders were entered by the court in February 2000. The resolution of these matters did not have a material impact on the company's results of operations or financial condition.

      In other litigation concerning the Tucson site, the company is a defendant in two cases brought in federal district court in Arizona by TAA and the City under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). Plaintiffs seek reimbursement of CERCLA response costs and a declaration of the company's alleged liability with respect to soil and groundwater contamination at portions of the Tucson site. On September 30, 1998, the U.S. Environmental Protection Agency (U.S. EPA) issued a Special Notice Letter notifying the company that it was a potentially responsible party (PRP) with respect to contamination of soil and shallow groundwater on and near property currently occupied by the TIA. Other PRPs receiving a similar notice were the U.S. Air Force, TAA, MDC and the City. The company has reached an agreement to settle the litigation brought by TAA and the City. The parties are processing final dismissal orders to be entered by the court. The court entered a consent decree negotiated with the U.S. EPA in response to the Special Notice Letter in February 2000. The company does not believe that these lawsuits or the consent decree will have a material impact on the company's results of operations or financial condition.

      The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its liabilities in these proceedings, in the aggregate, are not material to the company's results of operations or financial condition.

Environmental

The company is directly or indirectly involved in certain Superfund sites in which the company, along with other major U.S. corporations, has been designated a PRP by the U.S. EPA or a state environmental agency with respect to past shipments of waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes its liability at any individual site is not material. The company is also involved in the investigation, cleanup and remediation of various conditions at sites it currently or formerly owned or operated where the release of hazardous materials may have occurred.

      The company measures its environmental exposure based on enacted laws and existing regulations and on the technology expected to be approved to complete the remediation effort. The estimated cost to perform each of the elements of the remediation effort is based on when those elements are expected to be performed. Where a reasonable basis for apportionment exists with other PRPs, the company estimates only its allowable share of the joint and several remediation liability for a site, taking into consideration the solvency of other participating PRPs. Based on a site by site analysis, the company believes it has adequate accruals for any liability it may incur arising from sites currently or formerly owned or operated at which there is a known environmental condition, or Superfund or other multi-party sites at which the company is a PRP.

Other

In the ordinary course of business, the company has letters of credit and other similar instruments with financial institutions and insurance carriers aggregating approximately $820 at December 31, 1999. For discussion of other financial guarantees, see Note N. The company's rental commitments under existing operating leases at December 31, 1999, are not significant.

      The company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings and avionics. The agreements vary in length from three to five years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream V program, the company has entered into revenue sharing agreements with two


                              General Dynamics 1999 Annual Report             51
suppliers. The terms of such agreements require the suppliers to design, manufacture and supply certain aircraft components in exchange for a fixed percentage of the revenues associated with such aircraft, and payments are required to be made on a pro rata basis concurrent with the associated customer deposits received on the Gulfstream V contract.

      As of December 31, 1999, in connection with orders for twelve Gulfstream V aircraft in backlog, the company has offered customers trade-in options (which may or may not be exercised by the customer) under which the company will accept trade-in aircraft (primarily Gulfstream IVs and IV-SPs) at a guaranteed minimum trade-in price. Additionally, at December 31, 1999, in connection with recorded sales of new aircraft, the company has a commitment to accept pre-owned aircraft totaling approximately $140. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

P.    TERMINATION OF A-12 PROGRAM

The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the Navy's new carrier-based Advanced Tactical Aircraft. In January 1991, the Navy terminated the company's A-12 aircraft contract for default. Both the company and McDonnell Douglas, now owned by the Boeing Company, (the contractors) were parties to the contract with the Navy, each had full responsibility to the Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors' challenge to the termination for default, or a negotiated settlement.

      The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. The suit, in effect, seeks to convert the termination for default to a termination for convenience of the U.S. government and seeks other legal relief. A trial on Count XVII of the complaint, which relates to the propriety of the process used in terminating the contract for default, was concluded in October 1993. In December 1994, the court issued an order vacating the termination for default. On December 19, 1995, following further proceedings, the court issued an order converting the termination for default to a termination for convenience. On March 31, 1998, a final judgment was entered in favor of the contractors for $1,200 plus interest.

      The U.S. government filed an appeal from the trial court's ruling in the U.S. Court of Appeals for the Federal Circuit. On July 1, 1999, the Court of Appeals found that the trial court erred in converting the termination for default to a termination for convenience without first determining whether a default existed. The Court of Appeals remanded the case for determination of whether the government's default termination was justified. The Court of Appeals stated that it was expressing no view on that issue, and it left the parties the opportunity to fully litigate that issue on remand.

      The company continues to believe that the government's default termination was improper, both as to process (the basis relied upon by the trial court) and because the contractors were not in default. The company continues to believe that at a full trial it will be able to demonstrate that the default termination was not justified and that the termination for default will be converted to a termination for convenience. If the company is successful in such a new trial, it could result in the same, a lesser or a greater award to the contractors.

      Nonetheless, the parties have agreed to explore the possibility of an out-of-court settlement of the litigation. Warren Christopher, former U.S. Secretary of State, is serving as a neutral mediator. The parties have agreed that they will not comment on negotiations during the mediation process.

      The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company's estimated termination liabilities and the liability associated with pursuing the litigation through the appeals process and remand proceedings. In the event that the contractors are ultimately found to have been in default under the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675, plus interest, may be recognized by the company. The company believes the possibility of this result is remote.

52             General Dynamics 1999 Annual Report

Q.    INCENTIVE COMPENSATION PLAN

Under the 1997 Incentive Compensation Plan, the company may grant awards in combination of cash, common stock, stock options and restricted stock. With respect to equity grants, the plan is designed to comply with the Securities and Exchange Commission's Rule 16b-3 and with the Internal Revenue Code Section 162(m).

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

      Options granted under Gulfstream's incentive compensation plans prior to the acquisition were subject to different vesting periods based on the terms of the plans. Upon the change in control, substantially all of the outstanding Gulfstream options became fully vested.

      There were 540,661, 507,340 and 345,860 shares of restricted stock awarded in 1999, 1998 and 1997, respectively. There were 1,724,973 shares of restricted stock outstanding at December 31, 1999.

      Information with respect to stock options is as follows:


Year Ended December 31                    1999                  1998                  1997
=============================================================================================
NUMBER OF SHARES
    UNDER STOCK OPTIONS:
Outstanding at
    beginning of year                8,672,328            10,072,286             9,382,983
      Granted                        1,666,720             3,770,314             2,910,252
      Exercised                     (2,622,081)           (4,803,536)           (1,904,259)
      Canceled                        (214,086)             (366,736)             (316,690)
---------------------------------------------------------------------------------------------
Outstanding at end of year           7,502,881             8,672,328            10,072,286
---------------------------------------------------------------------------------------------
EXERCISABLE AT END
    OF YEAR                          5,419,012             4,470,291             5,715,494
=============================================================================================
WEIGHTED AVERAGE
    EXERCISE PRICE:
Outstanding at
    beginning of year              $     30.35           $     16.28           $     12.41
      Granted                            59.62                 45.92                 29.70
      Exercised                          20.64                 13.24                 17.73
      Canceled                           49.23                 27.93                 16.33
Outstanding at end
    of year                              39.82                 30.35                 16.28
Exercisable at end of year               34.16                 19.29                  9.66
---------------------------------------------------------------------------------------------


                              General Dynamics 1999 Annual Report             53

      Information with respect to stock options outstanding and stock options exercisable at December 31, 1999, is as follows:

                          Options Outstanding
------------------------------------------------------------------------------
                         Number            Weighted              Weighted
      Range of         Outstanding     Average Remaining          Average
  Exercise Prices      at 12/31/99     Contractual Life       Exercise Price
==============================================================================
  $   3.11-11.37        1,070,558        4.71 years              $  4.17
     21.50-33.88        1,743,311        1.68                      31.78
     36.50-50.06        3,165,011        6.42                      46.57
     51.43-73.06        1,524,001        4.71                      60.01
------------------------------------------------------------------------------
                        7,502,881
------------------------------------------------------------------------------

                               Options Exercisable
-----------------------------------------------------------
                          Number              Weighted
      Range of          Outstanding           Average
  Exercise Prices       at 12/31/99        Exercise Price
===========================================================
    $   3.11-11.37      1,070,558             $  4.17
       21.50-33.88      1,726,645               31.87
       36.50-50.06      2,494,309               47.46
       51.43-73.06        127,500               56.89
-----------------------------------------------------------
                        5,419,012
-----------------------------------------------------------

      At December 31, 1999, 4,684,782 treasury shares have been reserved for options that may be granted in the future, in addition to the shares reserved for issuance on the exercise of options outstanding.

      Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company's incentive compensation plans, the company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

                                             1999             1998            1997
========================================================================================
Net Earnings:         As reported         $   880          $   589          $   559
                      Pro forma               853              578              553
Net Earnings Per
  Share--Basic:       As reported         $  4.40          $  2.95          $  2.80
                      Pro forma              4.27             2.90             2.77

Net Earnings Per
  Share--Diluted:     As reported         $  4.36          $  2.91          $  2.73
                      Pro forma              4.22             2.86             2.70
----------------------------------------------------------------------------------------
Weighted average fair
  value of options granted                $  8.74          $ 13.48          $  6.25
----------------------------------------------------------------------------------------

      The compensation cost calculated under the fair value approach shown above is recognized over the vesting period of the stock options.

      The fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in all years presented: (1) expected dividend yields from 1.5 to 2.5 percent, (2) expected volatility from 17.6 to 46.1 percent, (3) risk-free interest rates from 4.7 to 6.4 percent and (4) expected lives from 4 months to 3 years.

R.    RETIREMENT PLANS
The company provides defined pension and other postretirement benefits to certain eligible employees. The following is a reconciliation of the benefit obligations, plan/trust assets, and funded status of the company's plans:

                                 Pension Benefits        Other Postretirement Benefits
                                   1999            1998          1999             1998
========================================================================================
CHANGE IN BENEFIT
  OBLIGATION
Benefit obligation at
  beginning of year             $ (4,104)       $ (3,594)       $ (741)         $ (712)
Service cost                        (112)            (81)          (10)             (9)
Interest cost                       (281)           (252)          (51)            (50)
Amendments                           (25)            (57)            -              39
Actuarial gain/(loss)                288            (262)           77             (51)
Acquisitions                        (422)            (69)         (109)            (13)
Benefits paid                        263             211            56              55
----------------------------------------------------------------------------------------
Benefit obligation at
  end of year                   $ (4,393)       $ (4,104)       $ (778)         $ (741)
----------------------------------------------------------------------------------------



54                    General Dynamics 1999 Annual Report

                                   Pension Benefits         Other Postretirement Benefits
                                   1999          1998            1999            1998
==========================================================================================
CHANGE IN PLAN/
  TRUST ASSETS
Fair value of assets at
  beginning of year              $ 5,532       $ 4,730         $   295          $  241
Actual return on plan/
  trust assets                      (104)          926              31              62
Acquisitions                         545            29              59               -
Employer contributions                19            33              11              20
Plan participants'
  contributions                        -            25               -               -
Curtailment/settlement                (7)            -               -               -
Benefits paid                       (263)         (211)            (30)            (28)
------------------------------------------------------------------------------------------
Fair value of assets at
  end of year                    $ 5,722       $ 5,532         $   366          $  295
------------------------------------------------------------------------------------------

                                  Pension Benefits          Other Postretirement Benefits
                                  1999          1998            1999              1998
==========================================================================================
FUNDED STATUS RECONCILIATION
Funded status                   $ 1,329        $ 1,428          $ (412)          $ (446)
Unrecognized net
   actuarial gain                (1,019)        (1,241)           (161)             (73)
Unrecognized prior
   service cost                     251            255             (12)             (14)
Unrecognized transition
   (asset)/obligation               (16)           (24)             57               71
------------------------------------------------------------------------------------------
Prepaid/(accrued)
   benefit cost                 $   545        $   418          $ (528)          $ (462)
------------------------------------------------------------------------------------------

                                                Pension Benefits                     Other Postretirement Benefits
                                      1999            1998              1997        1999        1998       1997
===================================================================================================================
ASSUMPTIONS AT
  DECEMBER 31
Discount rate                         7.50%           6.75%             7.25%       7.50%       6.75%      7.25%
Varying rates of increase in
  compensation levels
  based on age                     4.00-11.00%     4.00-11.00%       4.50-10.00%
Expected weighted average
  long-term rate
  of return on assets                 8.31%           8.00%             8.00%       8.00%       8.00%      8.00%
Assumed health care
  cost trend rate for next year:
     Post-65 claim groups                                                           6.75%       4.50%      5.00%
     Pre-65 claim groups                                                            6.75%       6.50%      7.50%
-------------------------------------------------------------------------------------------------------------------


      Net periodic pension and other postretirement benefits costs included the following:

                                                Pension Benefits         Other Postretirement Benefits
                                        1999       1998        1997       1999       1998       1997
========================================================================================================
Service cost                           $  112     $  81       $  64       $ 10       $  9       $  8
Interest cost                             281       252         227         51         50         50
Expected return on plan assets           (397)     (329)       (288)       (19)       (16)       (14)
Recognized net actuarial
  gain                                     (8)      (10)         (8)        (1)        (4)        (3)
Amortization of unrecognized
  transition (asset)/obligation            (7)       (8)         (8)        13         23         24
Amortization of prior service cost         29        27          25         (1)        (1)        (1)
--------------------------------------------------------------------------------------------------------
                                       $   10     $  13       $  12       $ 53       $ 61       $ 64
--------------------------------------------------------------------------------------------------------

      PENSION BENEFITS. As of December 31, 1999, the company has 12 trusteed, noncontributory, qualified defined benefit pension plans covering substantially all of its government business employees and two plans covering substantially all of its commercial business employees. Under certain of the plans, benefits are primarily a function of both the employee's years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

      It is the company's policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

      Under SFAS No. 87, "Employers' Accounting for Pensions," the company is required to assume a discount rate at which the obligation could be currently settled. Reflecting the movement in interest rates, the company increased its discount rate assumption from 6.75 percent to 7.50 percent at December 31, 1999, which decreased the projected benefit obligation $347.


                      General Dynamics 1999 Annual Report                    55

      Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

      The company's contractual arrangements with the U.S. government provide for the recovery of contributions to the company's government plans. The amount contributed to certain of these plans, charged to contracts and included in net sales has exceeded the net periodic pension cost included in operating costs and expenses as determined under SFAS 87. Therefore, the company has deferred recognition of earnings resulting from the difference between contributions and net periodic pension cost to provide better matching of revenues and expenses. Similarly, pension settlements and curtailments under the government plans have also been deferred. As the U.S. government has a right to a portion of the excess assets of a government pension plan in the event of plan termination, the aforementioned deferrals have been classified against the prepaid pension cost related to these plans.

      Beginning in 1992, General Dynamics deferred certain gains realized by its commercial pension plan for the purpose of offsetting any costs associated with its final disposition. In connection with the acquisition of Gulfstream, General Dynamics merged the two companies' commercial pension plans. Gulfstream previously maintained four defined benefit pension plans covering substantially all employees. As a result of the merger of these plans, the company recognized the previously deferred gains on General Dynamics commercial plan, totaling $126 (before-tax). The non-recurring gain is included in operating costs and expenses on the Consolidated Statement of Earnings and is included in the results of the company's Other business group. The company's net prepaid pension cost of $250 and $120 at December 31, 1999 and 1998, respectively, is included in other noncurrent assets on the Consolidated Balance Sheet.

      At December 31, 1999, approximately 54 percent of the plans' assets were invested in securities of the U.S. government or its agencies, 31 percent in diversified U.S. common stocks, 11 percent in diversified U.S. corporate debt securities, and 4 percent in mortgage-backed securities.

      In addition to the qualified defined benefit plans, the company provides eligible employees the opportunity to participate in defined contribution savings plans that permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company's common stock. In certain of the plans, the company matches a portion of the employees' contributions with contributions to a fund which invests in the company's common stock. The company's contributions to the defined contribution plans amounted to $46, $40 and $30 in 1999, 1998 and 1997, respectively. Approximately 15 and 13 million shares of the company's common stock were held by the defined contribution plans at December 31, 1999 and 1998, respectively.

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

      The company maintains several Voluntary Employee's Beneficiary Association
(VEBA) trusts for certain of its plans. It is the company's policy to fund the VEBAs in accordance with exising federal income tax regulations, calculated in a manner similar to the determination of annual net periodic postretirement benefit cost. The remaining plans are funded as claims are received.

      As previously stated, the company increased its discount rate assumption from 6.75 percent to 7.50 percent at December 31, 1999, which decreased the accumulated postretirement benefit obligation $49.



56                    General Dynamics 1999 Annual Report

      The health care cost trend rates are assumed to gradually decline to 4.75 percent for post-65 and pre-65 claim groups, in the year 2002 and thereafter over the projected payout period of the benefits. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                         1-Percentage-       1-Percentage-
                                        Point Increase       Point Decrease
=============================================================================
Effect on total of service
   and interest cost components              $  4                $  (4)
Effect on accumulated
   postretirement benefit
   obligation                                $ 54                $ (47)
-----------------------------------------------------------------------------

      At December 31, 1999, the majority of the VEBA trusts' assets were invested in diversified U.S. common stocks, U.S. fixed income securities and bank notes.

      The company's contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA, and for non-funded plans, for costs based on claims paid. The net periodic postretirement benefit cost exceeds the company's cost currently allocable to contracts. To the extent the company has contracts with profits in backlog sufficient to recover the excess cost, the company defers the charge in contracts in process until such time that the cost is allocable to contracts.

S.  BUSINESS GROUP INFORMATION

Management has chosen to organize and measure its business groups in accordance with several factors, including a combination of the nature of products and services offered, the nature of the production processes and the class of customer for the company's products. Operating groups are aggregated for reporting purposes consistent with these criteria. Management measures its groups' profit based primarily on operating earnings. As such, net interest, other income items and income taxes have not been allocated to the company's groups. For a further description of the company's business groups, see Management's Discussion and Analysis of the Results of Operations and Financial Condition.

      Summary financial information for each of the company's business groups follows:

                                   Net Sales                  Operating Earnings                  Sales to U.S. Government
                           1999       1998        1997      1999         1998       1997         1999         1998        1997
=================================================================================================================================
Aerospace                $ 2,909    $ 2,428    $ 1,904    $   482      $   373     $   229     $   138     $    135     $    59
Information Systems
   & Technology*           1,422        933        185        127           69          15         833          477         163
Marine Systems*            3,088      2,529      2,248        328          276         227       3,054        2,519       2,239
Combat Systems*            1,290      1,272      1,387        155          166         179       1,178        1,165       1,249
Other**                      250        236        242        111           34          26           -            -           -
---------------------------------------------------------------------------------------------------------------------------------
                         $ 8,959    $ 7,398    $ 5,966    $ 1,203      $   918     $   676     $ 5,203     $  4,296     $ 3,710
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Depreciation,
                              Identifiable Assets            Capital Expenditures          Depletion and Amortization
                         1999       1998       1997      1999       1998       1997        1999       1998      1997
=========================================================================================================================
Aerospace              $ 1,757    $ 1,537    $ 1,100    $    29    $    28    $    30    $    38     $    35    $    33
Information Systems
   & Technology*         2,418      1,250      1,298         25         16          4         54          45         17
Marine Systems*          1,431      1,250        706        101         78         28         51          35         31
Combat Systems*            938        922        644         12         18         13         27          27         22
Other**                    373        406        371         20         16         19         17          15         17
Corporate***               857        831      1,464         10         30         19          6           4          4
-------------------------------------------------------------------------------------------------------------------------
                       $ 7,774    $ 6,196    $ 5,583    $   197    $   186    $   113    $   193     $   161    $   124
-------------------------------------------------------------------------------------------------------------------------

   * As of January 1, 1999, management realigned its information technology businesses, resulting in a different composition of reportable groups. Data for all periods presented has been restated to give recognition to the 1999 composition of reportable groups.

 ** Other operating earnings include the operating results of the company's commercial pension plans, including Gulfstream's merged plans post-acquisition (See Note R). Other identifiable assets include assets of both of the company's finance operations (See Note M).

*** Corporate identifiable assets include cash and equivalents and marketable securities, deferred taxes, real estate held for development and net prepaid pension cost related to the company's commercial pension plans.


                      General Dynamics 1999 Annual Report                   57

      The following table presents revenues by geographic area of the location of the company's customers:

Year Ended December 31          1999                1998             1997
============================================================================
North America:
   United States               $ 7,991            $ 6,386          $ 5,334
   Canada and Mexico               207                290               67
----------------------------------------------------------------------------
   Total North America           8,198              6,676            5,401
Africa/Middle East                 325                173               40
Europe                             261                191              201
Asia/Pacific                        93                280              236
Latin America/Other                 82                 78               88
----------------------------------------------------------------------------
   Total                       $ 8,959            $ 7,398          $ 5,966
----------------------------------------------------------------------------

T.   QUARTERLY DATA (UNAUDITED)

                                                                                                    Common Stock
                                                                                 -----------------------------------------------

                                                             Net Earnings                  Market Price
                                                             Per Share(a)                      Range
                       Net     Operating      Net       ----------------------   -------------------------------    Dividends
                      Sales     Earnings    Earnings      Basic      Diluted          High               Low       Declared(b)
================================================================================================================================
1999
   4th Quarter      $ 2,655    $   328      $   198      $    .99    $    .98     $    63           $   46 3/16     $    .24
   3rd Quarter        2,215        355          184           .92         .91          70 15/16         59 3/16          .24
   2nd Quarter        2,087        279          175           .88         .86          75 7/16          62 15/16         .24
   1st Quarter        2,002        241          323          1.62        1.60          64 15/16         53               .24

1998
   4th Quarter      $ 2,208    $   255      $   160      $    .81    $    .79     $    62           $   49 1/4      $    .22
   3rd Quarter        1,798        243          159           .79         .78          55               42 7/8           .22
   2nd Quarter        1,735        227          148           .74         .73          48 3/8           40 1/4           .22
   1st Quarter        1,657        193          122           .62         .61          45 3/4           41 25/32         .22
--------------------------------------------------------------------------------------------------------------------------------

Note: Quarterly data is based on a 13 week period.

(a) The sum of the earnings per share for the four quarters in both years differs from the annual earnings per share due to the required method of computing the weighted average number of shares in interim periods.

(b) Represents dividends declared per share on General Dynamics' common stock.



58                    General Dynamics 1999 Annual Report

STATEMENT OF FINANCIAL RESPONSIBILITY

To the Shareholders of General Dynamics Corporation:

The management of General Dynamics Corporation is responsible for the consolidated financial statements and all related financial information contained in this report. The financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

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

/s/ MICHAEL J. MANCUSO                                    /s/ JOHN W. SCHWARTZ

Michael J. Mancuso                                        John W. Schwartz
Senior Vice President and Chief Financial Officer         Vice President and Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gulfstream Aerospace Corporation for the years ended December 31, 1998 and 1997, a company acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in Note B. Such statements are included in the consolidated financial statements of General Dynamics Corporation and reflect total assets and total revenues of 26 percent and 33 percent in 1998, respectively, and total revenues of 32 percent in 1997, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us for 1998 and 1997, and our opinion, insofar as it relates to amounts included for Gulfstream Aerospace Corporation, is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Vienna, Virginia                              /s/ ARTHUR ANDERSEN LLP
January 25, 2000                              ARTHUR ANDERSEN LLP



                      General Dynamics 1999 Annual Report                    59

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

(Dollars in millions, except per share and employee amounts)     1999         1998        1997         1996          1995
================================================================================================================================
SUMMARY OF OPERATIONS
Net sales                                                     $  8,959     $  7,398     $  5,966     $  4,645      $  4,109
Operating costs and expenses                                     7,756        6,480        5,290        4,240         3,753
Interest (expense) income, net                                     (34)         (17)          16           51            42
Provision for income taxes                                         246          315          130          140           127
Earnings from continuing operations                                880          589          559          317           276
Basic earnings per share from
   continuing operations                                          4.40         2.95         2.80         1.58           N/A(b)
Diluted earnings per share from
   continuing operations                                          4.36         2.91         2.73         1.54           N/A(b)
Cash dividends per common stock
   share(a)                                                        .96          .88          .82          .82           .75
Sales per employee(c)                                          227,500      208,600      191,700      164,100       152,600

FINANCIAL POSITION AT DECEMBER 31
Cash and equivalents and
 marketable securities                                        $    270     $    303     $    774     $  1,162      $  1,392
Property, plant and equipment, net                               1,169          901          770          616           571
Total assets                                                     7,774        6,196        5,583        4,625         4,177
Short- and long-term debt                                        1,022          530          645          438           184
Short- and long-term debt--
    finance operations                                              81          140          118          135           146
Shareholders' equity                                             3,171        2,415        2,008        1,525         1,784
Book value per share                                             15.78        12.12        10.02         7.62          9.30

OTHER INFORMATION AT DECEMBER 31
Funded backlog                                                $ 11,665     $ 10,565     $  9,549     $  9,238      $  7,165
Total backlog                                                   19,480       18,900       12,381       13,454         9,324
Shares outstanding                                               201.0        199.3        200.3        200.1         191.9
Basic weighted average shares
   outstanding                                                   200.0        199.5        199.8        200.2           N/A(b)
Diluted weighted average shares
   outstanding                                                   202.1        202.2        204.5        205.5           N/A(b)
Active employees:
   Total company                                                43,400       38,440       34,800       28,300        32,000
   Excluding discontinued operations                            43,400       38,440       34,800       28,300        31,100


(a) Represents dividends declared per share on General Dynamics' common stock.

(b) Gulfstream completed its initial public offering during 1996.

(c) For comparative purposes, calculation has been modified for the effects of business acquisitions. See Note B.

60                    General Dynamics 1999 Annual Report