Form 10-K, Exhibit 13
period 2000-12-31
GENERAL DYNAMICS CORP
filed 2001-03-29
CIK 40533

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts)

FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of the Results of Operations and Financial Condition contains forward-looking statements, which are based on management’s expectations, estimates, projections and assumptions. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows, contract awards, aircraft production, deliveries and backlog stability. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: the company’s successful execution of internal performance plans; changing priorities or reductions in the U.S. government defense budget; termination of government contracts due to unilateral government action; changing customer demand or preferences for business aircraft; changes from the company’s expectations with respect to its customers’ exercise of business aircraft options; performance issues with key suppliers and subcontractors; the status or outcome of legal and/or regulatory proceedings; the status or outcome of labor negotiations; and the timing and occurence (or non-occurence) of circumstances beyond the company’s control.

The company’s primary businesses focus on shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems. Each of these businesses involves design, manufacturing and program management expertise, advanced technology, and integration of complex systems. The primary customers for the company’s businesses are the United States military, the armed forces of allied nations, other government organizations and a diverse base of corporate and industrial buyers.

      The company’s defense businesses provide the preponderance of its U.S. government sales. After stabilizing in 1997, U.S. defense procurement has increased from $45 billion in 1998 to $60 billion in the fiscal year 2001 budget —its highest point in eight years. The company’s major defense platform programs are well-funded and are characterized by stable, long-term initiatives with highly likely follow-on work. These major programs represent approximately 86 percent of the company’s defense backlog at December 31, 2000.

GENERAL DYNAMICS 2000 ANNUAL REPORT 17

      The company’s business aviation segment experienced its strongest year in 2000 with orders for 82 new aircraft. In 2000, the segment’s backlog under firm contracts reached 87 aircraft, up from 80 at year-end 1999.

      The company has grown its business through both internal and external means, including profitable organic growth from major operating units; continuous process improvements in operations; and disciplined capital deployment, including internal investment and acquisitions. Including the January 2001 acquisition of Primex Technologies, renamed General Dynamics Ordnance and Tactical Systems, the company has made 18 acquisitions since January 1, 1996, for a total consideration of approximately $8,100, of which $3,300 was in cash. These acquisitions have strengthened the company’s core operations, further improved its capabilities regarding systems integration and data management for its defense platforms, broadened its product mix and extended its reach technologically. As a result of these acquisitions, the company has substantially increased its addressable markets.

      In all of its acquisitions, the company applies its broad expertise in creating efficient manufacturing operations to enhance further financial performance and competitive market positions. In identifying acquisitions, management primarily focuses on defense, aggressively pursues targets directly related to core businesses and opportunistically considers acquisitions related to core competencies. The company’s core competencies are: the computerized design and production of complex products involving advanced electro-mechanical, electronic and aerospace systems; the integration of information and technology systems, including secured communications, data processing and data management systems; the marketing of advanced products and systems to domestic and international customers, including government agencies; and the production and assembly of high precision products.

18 GENERAL DYNAMICS 2000 ANNUAL REPORT

BUSINESS GROUPS

The company operates in four primary business groups: Marine Systems, Aerospace, Information Systems and Technology, and Combat Systems. The company also owns certain commercial operations, which are identified for reporting purposes as Other.

      Marine Systems is the U.S. Navy’s leading supplier of combat vessels, including nuclear submarines, surface combatants and auxiliary ships. It has the broadest range of integration, design, engineering and production skills in naval shipbuilding. It also supplies niche commercial shipbuilding markets. The group also manages 23 ready-reserve, fast sealift and prepositioning ships for the U.S. government.

      Aerospace was the result of the acquisition of Gulfstream Aerospace on July 30, 1999. It is the leading designer, developer, manufacturer and marketer of technologically advanced intercontinental business jet aircraft. Gulfstream has produced approximately 1,230 aircraft for customers around the world and offers a range of aircraft products and services, including the Gulfstream IV-SP, the Gulfstream V and the newly announced Gulfstream V-SP.

      The Information Systems and Technology group provides defense and commercial customers with infrastructure and systems integration skills required to process, communicate and manage information effectively. The group has market-leading positions in the design, deployment and maintenance of wireline and wireless voice and data networks; command, control and communications systems; telecommunications system security; encryption; fiber optics; intelligence systems; computing hardware; and lifecycle management and support.

      Combat Systems is a leading supplier of land and amphibious combat system development, production and support. Its product line includes a full spectrum of armored vehicles, suspensions, engines, transmissions, medium caliber guns, ammunition handling systems, turrets and turret drive systems, reactive armor and ordnance. The acquisition of Primex Technologies in January 2001 enhances the company’s position in munitions and broadens its technology base.

      The company’s Other businesses consist of a coal mining operation, Freeman Energy, an aggregates operation, Material Service, and a leasing operation for liquefied natural gas tankers.

      The following review of the results of operations and financial condition of the company should be read in conjunction with the Consolidated Financial Statements and related Notes contained herein.

BACKLOG DESCRIPTION

Defense Businesses

      Total backlog represents the estimated remaining sales value of work to be performed under firm contracts. Funded backlog for government programs represents the portion of total backlog that has been appropriated by Congress and funded by the procuring agency.

Aerospace

      Aircraft backlog under firm contracts represents orders for which the company has entered into a definitive purchase contract with no material contingencies and has received a significant non-refundable deposit from the customer. Total aircraft backlog includes options, which consist of agreements with two unaffiliated customers who purchase aircraft for use in their respective fractional ownership programs and an agreement with Gulfstream GATX Leasing Company, LLC (a subsidiary of GATX Capital). Gulfstream GATX Leasing Company purchases aircraft from the company and then offers the aircraft for lease, generally under short-term operating leases. Gulfstream has a 15 percent ownership interest in Gulfstream GATX Leasing Company. Total backlog also includes agreements to provide future aircraft maintenance and support services.

GENERAL DYNAMICS 2000 ANNUAL REPORT 19

MARINE SYSTEMS

Marine Systems’ backlog is characterized primarily by long-term production programs, with deliveries scheduled through 2008 and likely follow-on work through the end of the decade.

Nuclear Submarines

Year-end 2000 backlog consists of contracts with the U.S. Navy for the construction of the first four ships of the Virginia-class submarine, the third of three Seawolf-class attack submarines, and contracts for submarine logistics support services on delivered ships and Virginia-class design services.

      The Navy awarded a $4,200 contract to the company for the first four ships of the Virginia-class submarine in September 1998. The company is scheduled to deliver the lead ship of the class in 2004. The fourth ship is scheduled for delivery in 2008. Construction work will be shared equally between the company as prime contractor and Newport News Shipbuilding Inc. (Newport News) as subcontractor, in accordance with the terms of the Team Agreement entered into in February 1997 between the company and Newport News. Current Department of Defense plans call for 30 ships in the Virginia-class submarine program.

      The Navy awarded an $887 modification contract to the company for the third and final Seawolf in December 1999. The modification extends the company’s delivery date of the final boat to 2004.

Surface Combatants

Year-end 2000 backlog consists of contracts with the U.S. Navy for the construction of nine Arleigh Burke class destroyers (DDG 51) and one amphibious assault ship (LPD 19), and a contract for the second phase of design and development work for the next generation surface combatant (DD 21).

      The Navy awarded a multiyear contract to the company for the construction of six additional DDG 51s for $2,100 in March 1998. This award extends the company’s deliveries to 2006.

      The company was awarded a $435 construction contract for the third ship, LPD 19, of the Navy’s new class of amphibious assault ships (LPD 17) in February 2000. The company is a member of a three-contractor team that was awarded a cost reimbursable contract to design and build the LPD 17 class of ships. The Navy anticipates this to be a 12-ship program, and the company has agreed with its partners that it will construct a total of four ships. Congressional funding has been approved for the design and construction of the first four ships.

      The Navy has awarded contracts to date totaling $307 to the DD 21 Shipbuilder Alliance, composed of the company and Ingalls Shipbuilding, a division of Litton Industries, Inc., for the first two phases of design and development work for the DD 21 class of ships. The company serves as the Alliance’s prime contractor for these design phases and leads one of the Alliance’s two competing design teams. Based on the Navy’s plans,

20 GENERAL DYNAMICS 2000 ANNUAL REPORT

the development, design and construction of the DD 21 is estimated at $25 billion and includes the construction of 32 ships over 25 years, beginning in 2005. At present, it is the Navy’s plan to split ship production evenly between the company and the other shipbuilder.

Auxiliary and Commercial Ships

Other major awards in year-end backlog include contracts with the U.S. Navy for the construction of three strategic sealift ships, contracts with commercial customers for the construction of two cargo ships and three double-hull crude oil tankers, and repair contracts for naval vessels.

      When the company acquired NASSCO in 1998, the opening backlog included a contract for the construction of five of the initial seven sealift-ship award. In February 2000, the Navy awarded a $230 contract to the company for the construction of an eighth sealift ship. As of December 31, 2000, the company has delivered five of these ships. Delivery of the remaining three ships extends to 2002.

      The company was awarded a $630 contract from British Petroleum in September 2000 for the construction of three double-hull tankers for the carriage of crude oil, with options for three additional vessels. Construction of the first ship will begin in 2002, with delivery scheduled for late 2003. Subsequent deliveries are scheduled for late 2004 and 2005.

      Totem Ocean Trailer Express, Inc. (TOTE) awarded a contract for approximately $300 in December 1999 to the company to build two roll-on, roll-off ships for TOTE’s cargo steamship service from Tacoma, Washington, to Anchorage, Alaska. Deliveries are scheduled for 2002.

Results of Operations and Outlook

Year Ended December 31	2000	1999	1998

Net Sales	$3,413	$3,088	$2,529

Operating Earnings	324	328	276

Operating Margin	9.5%	10.6%	10.9%

Net sales increased $325 in 2000 due primarily to increased work on the Virginia-class submarine, DD 21 design and ship repair. This increase was partially offset by lower volume on the DDG 51 program resulting from a 55-day work stoppage at the company’s Bath Iron Works shipyard late in the year. Operating earnings remained essentially flat for 2000 due to the impact of lower margin DD 21 design, repair work, and the 55-day work stoppage at Bath Iron Works.

      Net sales increased $559 in 1999 due primarily to the acquisition of NASSCO in late 1998 and to increased work on the Virginia-class submarine, partially offset by decreased volume on the Seawolf submarine. Operating earnings increased $52 in 1999 due to NASSCO’s results being included for a full year in 1999 and to cost efficiencies on major platform production programs. Operating results of NASSCO have been included with those of the company from the acquisition closing date, November 10, 1998. For a discussion of the accounting for this transaction and related information, see Note B to the Consolidated Financial Statements.

      Due to increasing volume on start-up programs, including the Virginia-class, DD 21 and commercial contracts, Marine Systems operating margins are expected to decline modestly in 2001.

GENERAL DYNAMICS 2000 ANNUAL REPORT 21

AEROSPACE

Group Overview

Gulfstream designs, develops, manufactures and markets large-cabin, long range and ultra-long range business jets. The Gulfstream IV-SP aircraft has approximately 55 percent market share (2000 deliveries) of the long range, large-cabin market where it competes with the Dassault Falcon 900EX. The Gulfstream V was the first to market in the ultra-long range business aircraft segment and competes primarily with the Bombardier Global Express. Since its introduction, the Gulfstream V has reached over 60 percent market share in this highly competitive market. In late 2000, Gulfstream announced the launch of its next generation aircraft, the Gulfstream V-SP. Certification is expected in 2002 with customer deliveries beginning in 2003. This successful launch resulted in a total of 30 Gulfstream V-SP firm contracts by year-end, 17 of which were through the conversion and exercise by Executive Jet International, an unaffiliated customer, of Gulfstream V options. The Gulfstream V-SP aircraft will further enhance Gulfstream’s leadership in the large-cabin, ultra-long range business aircraft market. The aircraft will offer greater range, the largest cabin area in this class, additional baggage volume, a greater weight allowance and the most advanced avionics suite in the industry.

In the year 2000, Gulfstream received 82 new orders —the strongest year in its history. Gulfstream’s year 2000 orders exceeded the previous high in 1998 when new aircraft orders reached 79. Orders for 2000 include Executive Jet International’s exercise of its option agreement, converting 17 of its previous Gulfstream V options to firm contracts for Gulfstream V-SPs. New aircraft contracts are segmented between the manufacture of green aircraft (i.e., before exterior painting and installation of customer-selected interiors and optional avionics) and its completion.

      Including options, total green aircraft in backlog was 105, 117 and 135 at December 31, 2000, 1999 and 1998, respectively. There were an additional 47, 46 and 49 aircraft in the completions phase at December 31, 2000, 1999 and 1998, respectively. Total backlog also included agreements for aircraft maintenance and support services of $512, $150 and $156 at December 31, 2000, 1999 and 1998, respectively.

      Through year-end 2000, the company contracted to deliver 76 aircraft plus options for an additional five aircraft to Executive Jet International for

22 GENERAL DYNAMICS 2000 ANNUAL REPORT

use in its fractional ownership program. As of December 31, 2000, 43 green aircraft remain in backlog, with deliveries expected through 2008.

Results of Operations and Outlook

Year Ended December 31	2000	1999	1998

Net Sales	$3,029	$2,909	$2,428

Operating Earnings	592	482	373

Operating Margin	19.5%	16.6%	15.4%

Sales of green aircraft are recorded when the aircraft is delivered to and accepted by the customer. Completion revenues are recorded when the customer accepts delivery of the outfitted aircraft. Aircraft deliveries can vary significantly from period to period depending upon the timing of contract execution and final customer acceptance.

      Net sales increased $120 in 2000 on essentially the same number of aircraft deliveries as in 1999 due primarily to the mix in new aircraft delivered. Operating earnings increased $110 in 2000 principally due to favorable cost performance achieved through cycle time reduction and lean manufacturing initiatives in new aircraft production and completions.

      Net sales increased $481 in 1999 due primarily to an increase in green aircraft deliveries to 70 in 1999 from 61 in 1998. In addition, 1999 completion deliveries increased by 21, a 39 percent growth rate over 1998 deliveries. Operating earnings increased $109 in 1999 principally due to the increase in net sales coupled with favorable cost performance achieved through cycle time reduction and lean manufacturing initiatives in new aircraft production and completions.

      On February 15, 2001, Gulfstream sold its engine overhaul business and purchased airframe service and maintenance operations located in Florida, Minnesota, Nevada and Texas. The new service and maintenance operations will be known as General Dynamics Aviation Services. The creation of this entity will enhance the company’s ability to market more broadly its product and services to non-Gulfstream owners and operators.

      The company expects full-year 2001 operating margins to exceed those reported in 2000. During 2001, Gulfstream plans to focus on specific process improvement and cost reduction goals, meeting new product development milestones, enhancing customer support services, and growing aircraft services.

INFORMATION SYSTEMS AND TECHNOLOGY

Group Overview

Through a series of business acquisitions since the fall of 1997, the company has formed a group of complementary technology businesses, which serve all U.S. military services, government agencies, international military services and commercial customers. The group provides the company with broad capabilities in communications, electronics, systems integration and information

GENERAL DYNAMICS 2000 ANNUAL REPORT 23

management; extends the company’s presence geographically; augments the company’s platform businesses; and strengthens the company’s position as a full-scale information technology provider. Networking, communications, and telecommunication infrastructure and services continue to be the group’s largest categories of products and services, contributing to its status as the Department of Defense’s largest telecommunication systems contractor.

      Management believes this group enhances the company’s competitiveness in land, surface, subsurface and airborne platforms. The collective expertise in systems design and in key platform subsystems allows the company’s other business groups to expand their product offerings while maintaining a prime system integration role.

The company’s Information Systems and Technology backlog at year-end 2000 remains consistent with the group’s 1999 year-end balance. The group’s 1999 year-end backlog more than doubled as compared to 1998 due to the September 1, 1999 acquisition of Government Systems Corporation, formerly part of GTE Corporation. General Dynamics Government Systems Corporation consists of Worldwide Telecommunication Systems, Electronic Systems and Communication Systems.

Results of Operations and Outlook

Year Ended December 31	2000	1999	1998

Net Sales	$2,388	$1,422	$933

Operating Earnings	221	127	69

Operating Margin	9.3%	8.9%	7.4%

Net sales increased $966 and operating earnings increased $94 in 2000 due primarily to the acquisition of Government Systems Corporation. Net sales increased $489 and operating earnings increased $58 in 1999 also due primarily to this acquisition. Annualized pro forma 1999 sales for the three businesses approximated $1,300. Operating results have been included with those of the company from the acquisition closing date, September 1, 1999. For a discussion of the accounting for this acquisition and related information, see Note B to the Consolidated Financial Statements.

      The company continues to pursue opportunities to improve operating margins through reengineering and efforts to capitalize on synergies that exist across the company’s business groups. The Information Systems and Technology group expects to continue to capitalize on the broad demand for information management systems and infrastructure among traditional defense and commercial customers alike.

24 GENERAL DYNAMICS 2000 ANNUAL REPORT

COMBAT SYSTEMS

The Combat Systems group is poised for significant growth in 2001 as a result of several major awards made in 2000 and recent acquisitions.

      In November 2000, the U.S. Army awarded a six-year requirements contract to GM GDLS Defense Group, a joint venture between the company and General Motors Canada Ltd., to equip its Brigade Combat Teams with an eight-wheeled armored vehicle. The award is currently under protest by a competitor; resolution is expected by the end of March 2001. The total estimated value of this contract is $4,000 for 2,131 vehicles. Year-end 2000 backlog includes approximately $300 for research, development, test, evaluation and production of 366 vehicles. Delivery of the vehicles is anticipated to begin 10 months after contract go-ahead.

      Other major awards represent additional orders on existing programs. The company received orders in 2000 totaling approximately $160 and in January 2001 received an additional $165 order for the production of Hydra 70 rockets, motors and warheads for the U.S. Army, Air Force and Navy. These orders are part of a five-year sole source contract awarded to the company in June 1999. The maximum potential contract value on the Hydra 70 program is $1,200 over the five-year period. The company also received orders in 2000 from the U.S. Army for the production of additional Wolverine Heavy Assault Bridge vehicles, increasing the total number of these vehicles in backlog to 15. This contract has a long-term potential for delivery of 162 vehicles through 2006, with a total contract value of approximately $570.

      In late January 2001, the company completed the acquisition of Primex Technologies, renamed General Dynamics Ordnance and Tactical Systems, adding approximately $800 to the Combat Systems group backlog. Ordnance and Tactical Systems will be included in the company’s results of operations beginning January 26, 2001, and is anticipated to add approximately $500 in revenues for the year. The acquisition of Ordnance and Tactical Systems will strengthen the company’s market position in large and medium caliber munitions, as well as provide entrance into the high growth areas of missile and precision-guided munitions through existing subcontract relationships. The acquisition of Saco Defense Corporation in June 2000 added approximately $100 to backlog and strengthened the company’s position in the medium caliber gun systems.

      Year-end 2000 backlog also includes the remaining 72 M1 Abrams tanks to be upgraded to the M1A2 SEP (Systems Enhancement Package) version, awarded in 1996 as part of the $1,300 contract to upgrade 580 M1 Abrams tanks to the M1A2 or M1A2 SEP configurations. The company expects a decision in early 2001 with respect to a follow-on multiyear contract for approximately $740 to upgrade approximately 300 additional M1 Abrams tanks to the M1A2 SEP version.

      The company is scheduled to complete its three-year contract for the design, development and construction of three Advanced Amphibious Assault Vehicle prototypes in September 2001. The Marine Corps plans to acquire more than 1,000 vehicles within the next 10 years. The production program, including anticipated international sales, is valued at more than $5,000.

GENERAL DYNAMICS 2000 ANNUAL REPORT 25

      Other contracts in year-end 2000 backlog include 100 M1A1 Abrams tank hardware kits for the Egyptian tank co-production program, and a program to upgrade Fox Nuclear, Biological, Chemical Reconnaissance System vehicles. Other mature programs in year-end backlog include several major components of the Bradley combat vehicle and its derivatives, medium caliber gun systems and ordnance products.

Results of Operations and Outlook

Year Ended December 31	2000	1999	1998

Net Sales	$1,273	$1,290	$1,272

Operating Earnings	156	155	166

Operating Margin	12.3%	12.0%	13.1%

Net sales and operating earnings in 2000 remained essentially flat as compared to 1999. Net sales in 1999 remained consistent with 1998 as the volume lost from the final production of the Single Channel Ground and Airborne Radio System was replaced with increased work on other programs. Operating earnings decreased $11 primarily due to the product maturity mix in 1999 as compared to the prior year.

      The company expects Combat Systems full-year 2001 revenues and operating earnings to increase significantly, primarily as a result of the transition of Primex Technologies’ munitions work into the group. The company will seek improvements in operating margins in the Combat Systems group through efforts to reduce costs and improve operating efficiencies in the consolidation of new acquisitions.

OTHER

Results of Operations

Year Ended December 31	2000	1999	1998

Net Sales	$253	$250	$236

Operating Earnings	36	111	34

In 2000, operating earnings returned to 1998 levels with slightly higher sales. In 1999, operating earnings increased $77 due primarily to several non-recurring events. In connection with the acquisition of Gulfstream, the company merged its commercial pension plans. As a result of the merger of these plans, the company recognized previously deferred gains on its commercial pension plan, totaling $126 (before-tax). Additionally, management decided not to make additional investments in its undeveloped high sulfur coal reserves and revalued these coal reserves and related assets, resulting in a non-cash charge to earnings of approximately $61 (before-tax).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

After-tax cash flow from business operations, net of capital expenditures, totaled $917 for the year 2000. The company ended the year with a cash balance of $177, net debt of $325, an improved debt-to-capital ratio of 12 percent from 1999’s ratio of 24 percent, and the financial capacity for additional long-term borrowings. The company expects to continue to generate funds from operations in excess of its short- and long-term liquidity needs. With adequate funds on hand and the capacity for additional long-term borrowings, management believes it has the financial capability to execute its operating and financial strategy.

26 GENERAL DYNAMICS 2000 ANNUAL REPORT

      The company’s major operating, investing and financing activities for the three years in the period ended December 31, 2000 as classified on the Consolidated Statement of Cash Flows follows.

Cash Provided by Operating Activities

Net cash provided by operating activities was $1,071, $1,016 and $559 in 2000, 1999 and 1998, respectively. The increase in 2000 over 1999 from business units is primarily attributable to the increase in cash generated by Gulfstream’s operations, resulting from favorable order activity and timing of aircraft payments. Also, the results of Worldwide Telecommunication Systems, Electronic Systems and Communication Systems have been included for a full year as compared to only four months in 1999. In addition to 1999 results including the previous three-noted businesses for four months, the results included NASSCO for a full year as compared to only one month in 1998. The company expects to continue to invest modestly in working capital during 2001 as it supports the growth in its business operations.

      Income Taxes. During 2000 and 1999, General Dynamics settled outstanding tax issues with the U.S. Internal Revenue Service (IRS), including its refund claims for research and experimentation tax credits, for the tax years 1990 through 1993 and 1986 through 1989, respectively. The company received cash refunds, including before-tax interest, from the IRS related to these settlements of $43 and $334 in 2000 and 1999, respectively.

      Income tax payments were $281, $303 and $108 in 2000, 1999 and 1998, respectively, and include federal, international, and state taxes for commercial operations. Income tax payments for 1999 include approximately $60 related to federal income tax on the interest component of the 1999 tax refund previously discussed.

      Interest Expense. Cash paid for interest was $78, $52 and $47 in 2000, 1999 and 1998, respectively.

      Termination of A-12 Program. As discussed further in Note P to the Consolidated Financial Statements, litigation on the A-12 program termination has been in progress since 1991. Management does not anticipate that this litigation will be settled in the near term. However, in the unlikely event the company is ultimately found to have been in default on the contract, management believes the company would be able to repay the unliquidated progress payments of approximately $675, plus interest. The company expects to continue to generate funds from operations in the interim, has the capacity for additional long-term borrowings above its current unused lines of credit and could raise capital in the equity markets, if necessary.

      Other. Other operating cash expenditures include $14, $11 and $18 in 2000, 1999 and 1998, respectively, related to retained obligations on disposed businesses.

Cash Used for Investing Activities

Business Acquisitions. On January 26, 2001, the company completed the acquisition of Primex Technologies, Inc. for $334 in cash, representing $32.10 per share of Primex’s outstanding stock. The company also assumed $204 of Primex’s debt, $149 of which was discharged at the time of the acquisition. The company financed the purchase through the issuance of commercial paper.

      The company acquired several businesses during 2000 in the Information Systems and Technology and Combat Systems groups, totaling approximately $75. These acquisitions were funded primarily from available funds.

      On September 1, 1999, the company completed the acquisition of Worldwide Telecommunication Systems, Electronic Systems and Communication Systems for $1,010 in cash. The company financed the purchase through the issuance of commercial paper.

      On November 10, 1998, the company acquired control of NASSCO Holdings Incorporated, which included its subsidiary National Steel and Shipbuilding Company, for $369 in cash plus the obligation to discharge $46 in debt. The company paid $318 of the total consideration and repaid the $46 obligation in cash during November 1998 and paid the remaining fixed purchase consideration of $51 during May 1999.

GENERAL DYNAMICS 2000 ANNUAL REPORT 27

      Including Gulfstream’s acquisition of K-C Aviation, the company acquired three additional businesses in 1998, whose purchase prices totaled approximately $270.

      The company liquidated substantially all of its available-for-sale securities in order to make the 1998 acquisitions. The K-C Aviation acquisition was funded primarily from available funds and a portion from Gulfstream’s revolving credit facility.

      For further discussion of the above-noted acquisitions, see Note B to the Consolidated Financial Statements.

      Capital Expenditures. The company expects to complete construction on a facility modernization project at its Bath Iron Works shipyard in 2001. The company anticipates investing approximately $240, of which $105 was expended during 2000 and $115 expended through 1999.

      Sale of Real Estate Held for Development. The company retained several properties in southern California following the sale of certain of its operations in 1993 and 1994. Development work began in 1994 on certain of these properties in order to maximize the value the company receives from their sale. These properties, totaling approximately $60, are included in other noncurrent assets on the Consolidated Balance Sheet. In 1998, the company completed the sale of a 232-acre site in the Kearny Mesa section of San Diego for approximately $80 in cash.

Cash Used for Financing Activities

Debt Repayments, Net. The company repaid approximately $508 of its commercial paper obligation and approximately $360 of Gulfstream’s debt instruments during 2000 and 1999, respectively. As of February 28, 2001, the company had approximately $1,100 commercial paper outstanding at an average yield of approximately 5.5 percent with an average term of 59 days. The company expects to reissue commercial paper as it matures, and has the option to extend the term up to 270 days.

      In connection with the company’s acquisition of Information Systems, Computing Devices Canada and U.K., the company borrowed in Canadian dollars the U.S. equivalent of $220. The company repaid $70 of this note during 1998 and refinanced the balance in September 1998 under a 10-year arrangement with a fixed U.S. dollar amount due at maturity of $150.

      The company exercised its option to call for the early redemption of all of its outstanding 9.95 percent Debentures on April 1, 1998, for a total of approximately $40.

      The company has available a $1,000 committed line of credit expiring in May 2002 and an available $400 committed line of credit expiring in December 2002, both of which back the company’s commercial paper program. These credit facilities contain minimum net worth requirements.

      Share Repurchases. On March 7, 2000, the company’s board of directors authorized management to repurchase in the open market up to 10 million shares of the company’s issued and outstanding common stock. During the year, the company repurchased approximately 4,100,000 shares of its common stock on the open market for a total of $208.

      In June 1999, the company’s and Gulfstream’s board of directors rescinded management’s authority to repurchase shares of their common stock on the open market. During 1999, Gulfstream repurchased approximately 1,300,000 shares of its stock on the open market for a total of $58. During 1998, the company and Gulfstream repurchased approximately 600,000 and 5,500,000 shares, respectively, of their stock on the open market for a total of $28 and $198, respectively.

      Dividends. On March 7, 2001, the company’s board of directors declared an increased regular quarterly dividend of $.28 per share. The company previously increased the quarterly dividend to $.26 per share in March 2000, to $.24 per share in March 1999 and to $.22 per share in March 1998.

28 GENERAL DYNAMICS 2000 ANNUAL REPORT

ADDITIONAL FINANCIAL INFORMATION

General and Administrative Expenses. General and administrative expenses increased during 2000 and 1999 due primarily to the acquisition of new businesses. As a percentage of net sales, general and administrative expenses have remained consistent for the three-year period ended in 2000.

      Interest Expense, Net. Interest expense was $72 in 2000, up from $53 in 1999, due primarily to a higher average balance of outstanding commercial paper throughout the year. Interest expense for 1999 was up from 1998 expense of $40 as a result of increased debt associated with the company’s commercial paper program, partially offset by a reduction in interest related to Gulfstream’s debt facilities. Interest income was $12 in 2000, down from $19 in 1999 and $23 in 1998 due primarily to a decline in the average cash balances resulting from the use of $1,600 for business acquisitions, net of cash acquired, during the three-year period ended in 2000.

      Other (Expense) Income, Net. In connection with the acquisition of Gulfstream in 1999, the company recorded a charge to earnings of $36 (before-tax) for related costs, consisting of investment banking, legal, bank fees, accounting, printing and regulatory filing fees. Additionally, in connection with the repayment of certain of Gulfstream’s debt instruments immediately following the acquisition, the company recorded a one-time non-cash charge of $7 (before-tax) for the unamortized debt costs associated with these instruments.

      Provision for Income Taxes. During the third quarter of 2000, General Dynamics and the IRS settled outstanding tax issues, including its remaining refund claim for research and experimentation tax credits for the years 1990 through 1993. The company recognized a benefit of $90, or $.45 per diluted share, as a result of this settlement. During the first quarter of 1999, General Dynamics and the IRS settled outstanding tax issues, including refund claims for research and experimentation tax credits for the years 1981 through 1989 for approximately $334 (including before-tax interest). The company recognized a benefit of $165 (net of amounts previously recorded in 1991 and 1992), or $.82 per diluted share, as a result of this settlement. For further discussion of this and other tax matters, as well as a discussion of the net deferred tax asset, see Note D to the Consolidated Financial Statements.

      Market Risk. The aggregate fair value of the company’s financial instruments approximates the carrying value at December 31, 2000. During late 1998, Computing Devices Canada refinanced $150 of its debt with privately-placed senior notes maturing in 2008. Concurrently, Computing Devices Canada entered into a currency swap, which fixed in U.S. dollars the principal of $150 and annual interest at 6.32 percent. At December 31, 2000, the fair value of the debt is $146, and the fair value of the currency swap would result in an insignificant gain.

      The company’s investment securities carry fixed rates of interest over their respective maturity terms. The company does not use derivatives to alter the interest characteristics of these instruments.

      The company’s international operations attempt to minimize the effects of currency risk by borrowing externally in the local currency and by hedging their limited purchases made in foreign currencies when practical. The company is exposed to the effects of foreign currency fluctuations on the U.S. dollar value of earnings from these operations. As a matter of policy, the company does not engage in currency speculation. The company does not expect the impact of foreign currency fluctuations to be material to the company’s results of operations or financial condition.

      New Accounting Standard. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” in June 1998. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the guidelines stipulated in SFAS 133. The company is required to adopt the provisions of the standard during the first quarter of 2001. Due to the company’s limited use of derivative instruments, the adoption of the standard is not expected to have a material impact on the company’s results of operations or financial condition.

GENERAL DYNAMICS 2000 ANNUAL REPORT 29

CONSOLIDATED STATEMENT OF EARNINGS

	Year Ended December 31
(Dollars in millions, except per share amounts)	2000	1999	1998

Net Sales	$10,356	$8,959	$7,398

Operating Costs and Expenses	9,027	7,756	6,480

Operating Earnings	1,329	1,203	918

Interest expense, net	(60)	(34)	(17)

Other (expense) income, net	(7)	(43)	3

Earnings Before Income Taxes	1,262	1,126	904

Provision for income taxes	361	246	315

Net Earnings	$901	$880	$589

Net Earnings Per Share:

Basic	$4.51	$4.40	$2.95

Diluted	$4.48	$4.36	$2.91

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

30 GENERAL DYNAMICS 2000 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

	December 31
(Dollars in millions)	2000	1999

ASSETS

Current Assets:

Cash and equivalents	$177	$270

Accounts receivable	798	746

Contracts in process	1,238	1,204

Inventories	953	961

Other current assets	385	310

Total Current Assets	3,551	3,491

Noncurrent Assets:

Property, plant and equipment, net	1,294	1,169

Intangible assets, net	528	522

Goodwill, net	2,003	1,991

Other assets	611	601

Total Noncurrent Assets	4,436	4,283

	$7,987	$7,774

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Short-term debt	$340	$853

Accounts payable	717	631

Other current liabilities	1,844	1,969

Total Current Liabilities	2,901	3,453

Noncurrent Liabilities:

Long-term debt	162	169

Other liabilities	1,104	982

Commitments and contingencies (See Note O)

Total Noncurrent Liabilities	1,266	1,151

Shareholders’ Equity:

Common stock, including surplus	619	487

Retained earnings	4,059	3,363

Treasury stock	(833)	(673)

Accumulated other comprehensive loss	(25)	(7)

Total Shareholders’ Equity	3,820	3,170

	$7,987	$7,774

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

GENERAL DYNAMICS 2000 ANNUAL REPORT 31

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31
(Dollars in millions)	2000	1999	1998

Cash Flows from Operating Activities:

Net earnings	$901	$880	$589

Adjustments to reconcile net earnings to net cash provided by operating activities—

Depreciation, depletion and amortization of plant and equipment	145	129	109

Amortization of intangible assets and goodwill	81	64	52

Recognition of pension gains previously deferred	—	(126)	—

Revaluation of undeveloped coal reserves and equipment	—	61	—

Amortization of debt issuance costs on debt repaid	—	7	—

Decrease (increase) in assets, net of effects of business acquisitions—

Marketable securities	—	45	30

Accounts receivable	(39)	36	(64)

Contracts in process	(82)	105	(209)

Inventories	11	(189)	(55)

Other current assets	(6)	6	(37)

Increase (decrease) in liabilities, net of effects of business acquisitions—

Accounts payable and other current liabilities	101	(208)	47

Customer deposits	(55)	(61)	(73)

Current income taxes	(35)	235	186

Deferred income taxes	128	41	26

Other, net	(79)	(9)	(42)

Net Cash Provided by Operating Activities	1,071	1,016	559

Cash Flows from Investing Activities:

Business acquisitions, net of cash acquired	(71)	(1,090)	(481)

Purchases of available-for-sale securities	(23)	(37)	(443)

Sales/maturities of available-for-sale securities	29	91	493

Capital expenditures	(288)	(197)	(186)

Proceeds from sale of assets	33	18	99

Other	(9)	(8)	(4)

Net Cash Used by Investing Activities	(329)	(1,223)	(522)

Cash Flows from Financing Activities:

Net (repayments) proceeds from commercial paper	(508)	844	—

Repayment of finance operations debt	(18)	(59)	(38)

Net repayments of other debt	(10)	(374)	(176)

Dividends paid	(202)	(136)	(108)

Purchases of common stock	(208)	(59)	(226)

Proceeds from option exercises	111	51	54

Other	—	—	(2)

Net Cash (Used) Provided by Financing Activities	(835)	267	(496)

Net (Decrease) Increase in Cash and Equivalents	(93)	60	(459)

Cash and Equivalents at Beginning of Year	270	210	669

Cash and Equivalents at End of Year	$177	$270	$210

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

32 GENERAL DYNAMICS 2000 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock				Treasury Stock
				Retained			Comprehensive
(Dollars in millions, except share amounts)	Shares	Par	Surplus	Earnings	Shares	Amount	Income

Balance, December 31, 1997	243,318,322	$243	$297	$2,159	(42,989,118)	$(691)

Net earnings				589			$589

Cash dividends declared				(110)

Shares issued under compensation plans	3,572,160	4	88		1,348,705	10

Tax benefit of exercised stock options			40

Shares purchased	(5,541,617)	(6)	(192)		(598,000)	(28)

Amortization of stock plan expense				1

Modification of common stock options			6

Shares issued for business acquisition			4		157,283	3

Unrealized gains on securities							1

Foreign currency translation adjustment							(9)

Minimum pension liability adjustment							(2)

Balance, December 31, 1998	241,348,865	241	243	2,639	(42,081,130)	(706)	$579

Net earnings				880			$880

Cash dividends declared				(156)

Shares issued under compensation plans	864,252		32		2,158,056	34

Tax benefit of exercised stock options			29

Shares purchased	(1,272,800)		(58)		(19,100)	(1)

Shares issued for business acquisition					15,424

Unrealized losses on securities							(2)

Foreign currency translation adjustment							5

Balance, December 31, 1999	240,940,317	241	246	3,363	(39,926,750)	(673)	$883

Net earnings				901			$901

Cash dividends declared				(205)

Shares issued under compensation plans			97		3,542,282	48

Tax benefit of exercised stock options			35

Shares purchased					(4,054,200)	(208)

Unrealized gains on securities							1

Foreign currency translation adjustment							(21)

Minimum pension liability adjustment							2

Balance, December 31, 2000	240,940,317	$241	$378	$4,059	(40,438,668)	$(833)	$883

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

GENERAL DYNAMICS 2000 ANNUAL REPORT 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. The company’s primary businesses focus on shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems. The company also owns a coal mining operation, an aggregates operation and a leasing operation for liquefied natural gas (LNG) tankers. The primary customers for the company’s businesses are the United States military, the armed forces of allied nations, other government organizations and a diverse base of corporate and industrial buyers.

      Basis of Consolidation and Use of Estimates. The Consolidated Financial Statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Revenue Recognition. Sales and earnings under long-term defense contracts and programs are accounted for using the percentage-of-completion method of accounting. The combination of estimated profit rates on similar, economically interdependent contracts is used to develop program earnings rates for contracts that meet Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” criteria. These rates are applied to contract costs, including general and administrative expenses, for the determination of sales and operating earnings. Program earnings rates are reviewed quarterly to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

      Any anticipated losses on defense contracts and programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

      Contracts for new aircraft are accounted for in accordance with Statement of Position 81-1 and segmented between the manufacture of “green” aircraft (i.e., before exterior painting and installation of customer selected interiors and optional avionics) and its completion. Sales of green aircraft are recorded when the aircraft is delivered to and accepted by the customer. Completion revenues are recorded when the customer accepts delivery of the outfitted aircraft. Sales of all other products and services, including pre-owned aircraft, are recognized when delivered or the service is performed.

      General and Administrative Expenses. General and administrative expenses were $647, $570 and $509 in 2000, 1999 and 1998, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

      Interest Expense, Net. Interest expense was $72, $53 and $40 in 2000, 1999 and 1998, respectively. Interest payments, including the company’s finance operations, were $78, $52 and $47 in 2000, 1999 and 1998, respectively.

      Cash and Equivalents and Investments in Debt and Equity Securities. The company classifies its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all investments in debt and equity securities to fair value. Market adjustments are recognized in the statement of earnings for trading securities and are included as a component of accumulated other comprehensive income for available-for-sale securities. The company had $43 in available-for-sale investments at December 31, 2000.

      Accounts Receivable and Contracts in Process. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term defense contracts and programs on which revenue has been recognized, but billings have not yet been presented to the customer (unbilled receivables), are included in contracts in process.

      Inventories. Work in process inventories represent aircraft components and are stated at the lower of cost (based on estimated average unit costs of the number of units in a production lot) or market. Aircraft materials are stated at the lower of cost (first-in, first-out method) or market. Pre-owned aircraft acquired in connection with the sale of new aircraft are recorded at the lower of the trade-in value (determined at the time of trade and based on estimated fair value) or estimated net realizable value.

      Property, Plant and Equipment, Net. Property, plant and equipment is carried at historical cost, net of accumulated depreciation and depletion. Most of the company’s assets are depreciated using accelerated methods, with the remainder using the straight-line method. Buildings and improvements are depreciated over periods up to 50 years. Machinery and equipment are depreciated over periods up to 28 years. Depletion of mineral reserves is computed using the units-of-production method.

34 GENERAL DYNAMICS 2000 ANNUAL REPORT

      Impairment of Long-Lived Assets. Long-lived assets, identifiable intangibles and goodwill are reviewed for impairment whenever events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may not be recoverable. The company assesses the recoverability of the cost of the asset based on a review of projected undiscounted cash flows. In the event an impairment loss is identified, it is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. If an asset is held for sale, the company reviews its estimated fair value less cost to sell.

      Environmental Liabilities. The company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. Cleanup and other environmental exit costs related to sold businesses were recorded at the time of disposal. Recorded liabilities have not been discounted. To the extent the U.S. government has specifically agreed to pay the ongoing maintenance and monitoring costs at sites currently used in the conduct of the company’s government contracting business, these costs are treated as contract costs and recognized as paid.

      Stock-Based Compensation. The company measures compensation cost for stock options as the excess, if any, of the quoted market price of the company’s stock at the measurement date over the exercise price. Stock awards are recorded at fair value at the date of award.

      Translation of Foreign Currencies. Local currencies have been determined to be functional currencies for the company’s international operations. Foreign currency balance sheets are translated at the end-of-period exchange rates and earnings statements at the average exchange rates for each period. The resulting foreign currency translation adjustments are included in the calculation of accumulated other comprehensive income and included in the equity section on the Consolidated Balance Sheet.

      New Accounting Standard. The Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” in June 1998. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the guidelines stipulated in SFAS 133. The company is required to adopt the provisions of the standard during the first quarter of 2001. Due to the company’s limited use of derivative instruments, the adoption of the standard is not expected to have a material impact on the company’s results of operations or financial condition.

      Classification. Consistent with industry practice, assets and liabilities relating to long-term defense contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. BUSINESS COMBINATIONS

Subsequent Event

On January 26, 2001, the company acquired Primex Technologies, Inc. (renamed, General Dynamics Ordnance and Tactical Systems) for $334 in cash. The company also assumed $204 of Primex’s debt, $149 of which was discharged at the time of acquisition. The company financed the purchase through its commercial paper program. Ordnance and Tactical Systems provides a variety of munitions, propellants, satellite propulsion systems and electronics products to the U.S. government and its allies, as well as domestic and international industrial customers. Ordnance and Tactical Systems will be part of the Combat Systems business group and will be included in the company’s results of operations from January 26, 2001.

Pooling of Interests Method

On July 30, 1999, the company acquired Gulfstream Aerospace Corporation (Gulfstream), as a result of which, the holders of Gulfstream common stock became entitled to receive one share of the company’s common stock for each Gulfstream share. The common stock of Gulfstream was traded on the New York Stock Exchange through the close of business on July 30, 1999, at which time there were 72,165,645 shares of Gulfstream common stock outstanding. An additional 4,131,094 shares were reserved for issuance upon the exercise of stock options which, prior to the acquisition, had been options to purchase Gulfstream common stock. Gulfstream is a leading designer, developer, manufacturer and marketer of advanced business jet aircraft. The acquisition was accounted for as a pooling of interests, and, accordingly, the consolidated financial statements for periods prior to the combination include the accounts and results of operations of Gulfstream.

Purchase Method

On September 1, 1999, the company completed a $1.01 billion cash acquisition of three businesses comprising Government Systems Corporation, formerly part of GTE Corporation. The company financed the purchase through its commercial paper program. Government Systems Corporation is a leader

GENERAL DYNAMICS 2000 ANNUAL REPORT 35

in the advancement of command, control, communications and intelligence systems; electronic defense systems; communication switching; and information systems for defense, government and industry in the United States and abroad.

      On November 10, 1998, the company acquired control of NASSCO Holdings Incorporated (NHI) for $369 in cash plus the obligation to discharge $46 in debt. The company paid $318 of the total consideration and repaid the $46 obligation in cash during November 1998 and paid the remaining fixed purchase consideration of $51 during May 1999. NHI’s wholly-owned subsidiaries include National Steel and Shipbuilding Company, which is in the business of ship design, engineering, construction and repair for the U.S. military and various commercial customers.

      On August 19, 1998, Gulfstream completed the acquisition of K-C Aviation, Inc. for approximately $250 in cash. K-C Aviation was a leading provider of business aviation services and the largest independent completion center for business aircraft in North America.

      The purchase prices have been allocated to the estimated fair values of net tangible assets acquired and specifically identified intangible assets, with any excess recorded as goodwill (see Note H). The operating results of the acquired businesses are included with those of the company from their respective closing dates.

C. EARNINGS PER SHARE

Basic and diluted weighted average shares outstanding are as follows (in thousands):

Year Ended December 31	2000	1999	1998

Basic weighted average shares outstanding	199,840	199,988	199,466

Assumed exercise of options	1,200	1,945	2,758

Contingently issuable shares	222	124	22

Diluted weighted average shares outstanding	201,262	202,057	202,246

D. INCOME TAXES

The provision for income taxes included on the Consolidated Statement of Earnings is summarized as follows:

Year Ended December 31	2000	1999	1998

Current:

U.S. Federal	$300	$344	$269

Foreign	5	8	15

State	18	18	5

Total current	323	370	289

Deferred:

U.S. Federal	134	51	27

Foreign	(1)	1	(9)

State	(5)	(11)	8

Total deferred	128	41	26

Research and experimentation tax credits	(90)	(165)	–

	$361	$246	$315

      The provision for state and local income taxes that is allocable to U.S. government contracts is included in operating costs and expenses on the Consolidated Statement of Earnings.

      The reconciliation from the statutory federal income tax rate to the company’s effective income tax rate is as follows:

Year Ended December 31	2000	1999	1998

Statutory federal income tax rate	35.0%	35.0%	35.0%

Research and experimentation tax credits	(7.1)	(14.7)	–

State tax on commercial operations, net of federal benefits	1.0	0.9	1.3

Other	(0.3)	0.6	(1.5)

Effective income tax rate	28.6%	21.8%	34.8%

36 GENERAL DYNAMICS 2000 ANNUAL REPORT

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

December 31	2000	1999

Postretirement liabilities	$97	$98

A-12 termination	95	92

Accrued costs on disposed businesses	41	55

Long-term contract costing methods	35	55

Coal mining liabilities	25	25

Other	247	238

Deferred assets	$540	$563

Capital Construction Fund	$105	$32

Commercial pension asset	93	87

Lease income	57	62

Intangible assets	47	29

Property basis differences	47	28

Other	28	34

Deferred liabilities	$377	$272

Net deferred asset	$163	$291

      The Capital Construction Fund (CCF) is a program established by the U.S. government and administered by the Maritime Administration, and is designed to support the acquisition, construction, reconstruction, or operation of U.S. flag merchant marine vessels. It provides for the deferral of federal and state income taxes on earnings derived from eligible programs as long as the funds are deposited and used for qualified activities. Unqualified withdrawals are subject to taxation plus interest. The CCF must be collaterialized by qualified assets defined by the Maritime Administration. At December 31, 2000, the company has assigned approximately $50 in cash equivalents and $190 in accounts receivable for the CCF.

      Based on the level of projected earnings and current backlog, no valuation allowance was required for the company’s deferred tax assets at December 31, 2000 and 1999. The current portion of the net deferred tax asset is $318 and $264 at December 31, 2000 and 1999, respectively, and is included in other current assets on the Consolidated Balance Sheet.

      The company made federal income tax payments of $268, $289 and $112 in 2000, 1999 and 1998, respectively.

      During the third quarter of 2000, General Dynamics and the U.S. Internal Revenue Service (IRS) settled outstanding tax issues, including the company’s remaining refund claim for research and experimentation tax credits, for the years 1990 through 1993. The company recognized a benefit of $90, or $.45 per diluted share, as a result of this settlement. During the first quarter of 1999, General Dynamics and the IRS settled outstanding tax issues, including refund claims for research and experimentation tax credits, for the years 1981 through 1989 for approximately $334 (including before-tax interest). The company recognized a benefit of $165 (net of amounts previously recorded in 1991 and 1992), or $.82 per diluted share, as a result of this settlement.

      During the first quarter of 2000, all matters related to Gulfstream’s consolidated federal income tax returns for the years up to and including 1994 were resolved with no material impact on the company’s results of operations or financial condition. The IRS has completed its examination of General Dynamics’ 1994 and 1995 income tax returns. The company protested to the IRS Appeals Division certain issues raised during the 1994 and 1995 examination.

      The company has recorded liabilities for tax contingencies. Resolution of tax matters for open years is not expected to have a materially unfavorable impact on the company’s results of operations or financial condition.

E. CONTRACTS IN PROCESS

Contracts in process primarily represent costs and accrued profit related to defense contracts and programs and consist of the following:

December 31	2000	1999

Contract costs and estimated profits	$10,798	$9,460

Other contract costs	718	721

	11,516	10,181

Less advances and progress payments	10,278	8,977

	$1,238	$1,204

      Contract costs include production costs and related overhead, including general and administrative expenses. Other contract costs primarily represent amounts required to be recorded under generally accepted accounting principles that are not currently allocable to contracts, such as a portion of the company’s estimated workers’ compensation, other insurance-related assessments, postretirement benefits and environmental expenses. Recovery of these costs under contracts is considered probable based on the company’s backlog. If the level of backlog in the future does not support the continued

GENERAL DYNAMICS 2000 ANNUAL REPORT 37

deferral of these costs, the profitability of the company’s remaining contracts could be affected.

F. INVENTORIES

Inventories consist primarily of aircraft components, as follows:

December 31	2000	1999

Work in process	$405	$436

Raw materials	289	262

Pre-owned aircraft	236	243

Other	23	20

	$953	$961

      Other inventories consist of coal and aggregates, and are stated at the lower of average cost or estimated net realizable value.

G. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment are as follows:

December 31	2000	1999

Land and improvements	$123	$121

Mineral reserves	69	64

Buildings and improvements	607	597

Machinery and equipment	1,568	1,444

Construction in process	273	162

	2,640	2,388

Less accumulated depreciation, depletion and amortization	1,346	1,219

	$1,294	$1,169

      Certain of the company’s plant facilities are provided by the U.S. government and therefore are not included above.

      During 1999, management decided not to make additional investments in its undeveloped high sulfur coal reserves. As such, the company revalued these coal reserves and related assets based on an undiscounted cash flow analysis, which resulted in a non-cash charge to earnings of approximately $60 (before-tax). The charge is included in operating costs and expenses on the Consolidated Statement of Earnings and is included in the results of the company’s Other business group.

H. INTANGIBLE ASSETS AND GOODWILL, NET

Intangible assets consist of the following:

December 31	2000	1999

Contracts and programs	$446	$444

Other	82	78

	$528	$522

      Intangible assets are shown net of accumulated amortization of $139 and $111 at December 31, 2000 and 1999, respectively. Contracts and programs acquired are amortized on a straight-line basis over periods ranging from 25 to 40 years. Other consists primarily of customer lists, workforce and purchase options on buildings currently leased. These other intangible assets are amortized over periods ranging from 3 to 21 years.

      Goodwill resulted from the company’s business acquisitions. Goodwill is amortized on a straight-line basis over 40 years and is shown net of accumulated amortization of $131 and $80 at December 31, 2000 and 1999, respectively.

I. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

December 31	2000	1999

Customer deposits	$484	$471

Workers’ compensation	454	479

Retirement benefits	253	270

Advance payments—government contracts	77	142

Other	576	607

	$1,844	$1,969

38 GENERAL DYNAMICS 2000 ANNUAL REPORT

J. DEBT

Debt (excluding finance operation) consists of the following:

December 31	2000	1999

Commercial paper, net of unamortized discount	$340	$852

Senior notes	139	149

Industrial development bonds	15	15

Other	8	6

	502	1,022

Less current portion	340	853

	$162	$169

      As of December 31, 2000, the company had $342 par value discounted commercial paper outstanding at an average yield of approximately 6.67 percent with an average term of approximately 39 days. The company has available a $1 billion committed line of credit expiring in May 2002 and an available $400 committed line of credit expiring in December 2002, both of which back this commercial paper program.

      In connection with the company’s 1997 acquisition of Information Systems, Computing Devices Canada and U.K., the company borrowed in Canadian dollars the U.S. equivalent of $220. In April 1998, the company repaid $70 of this note. In September 1998, Computing Devices Canada refinanced $150 with privately-placed senior notes maturing in 2008. Concurrently, Computing Devices Canada entered into a currency swap, which fixed in U.S. dollars the principal of $150 and annual interest at 6.32 percent, payable semi-annually. At December 31, 2000, the fair value of the debt is $146, and the fair value of the currency swap would result in an insignificant gain.

      The industrial development bonds are due December 1, 2002, and bear interest at 6.60 percent per annum with interest payable semi-annually. Other at December 31, 2000, represents a capital lease expiring in December 2009, with a five-year renewal option.

K. OTHER LIABILITIES

Other liabilities consist of the following:

December 31	2000	1999

Retirement benefits	$324	$304

Accrued costs on disposed businesses	116	156

Coal mining related liabilities	73	77

Other	591	445

	$1,104	$982

      The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include postretirement benefits, environmental, legal and other costs.

      The company has certain liabilities that are specific to the coal mining industry, including workers’ compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers’ compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers’ pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on the appropriate discount rate. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

L. SHAREHOLDERS’ EQUITY

Authorized Stock. On July 30, 1999, the company’s stockholders approved an amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 200 million shares to 300 million shares of $1 par value common stock. Other authorized capital stock of the company consists of 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

      Dividends per Share. Dividends per share were $1.04, $.96 and $.88 in 2000, 1999 and 1998, respectively.

      Shares Outstanding. The company had 200,501,649, 201,013,567 and 199,267,735 shares of common stock outstanding as of December 31, 2000, 1999 and 1998, respectively. No shares of the company’s preferred stock are currently outstanding.

GENERAL DYNAMICS 2000 ANNUAL REPORT 39

M. FINANCE OPERATION

The company owns three LNG tankers, which have been leased to a nonrelated company. The leases are financed by privately-placed bonds, which are secured by the LNG tankers. The bonds are callable under certain conditions and are nonrecourse to the company. Accordingly, the company is not obligated to repay the debt in the event the lessee defaults on the lease payments.

      The following summarizes the comparative financial statements for the finance operation:

Balance Sheet Data

December 31	2000	1999

Assets

Leases receivable	$168	$181

Due from parent	23	37

	$191	$218

Liabilities and Shareholder’s Equity

Debt	$63	$81

Income taxes	57	62

Shareholder’s equity	71	75

	$191	$218

      Leases receivable and debt are included in other assets and other liabilities, respectively, on the Consolidated Balance Sheet. The leases are classified as direct financing leases and extend through 2009.

      The components of the company’s net investment in the leases receivable are as follows:

December 31	2000	1999

Aggregate future minimum lease payments	$225	$256

Unguaranteed residual value	38	38

Unearned interest income	(95)	(113)

	$168	$181

      The company is scheduled to receive minimum lease payments of $31 annually in each of the next five years.

      Semi-annual scheduled payments, sufficient to retire 100 percent of the aggregate principal amount of the debt, have commenced and will continue through maturity in 2004. The weighted average interest rate on the debt is 6.2 percent. The schedule of remaining principal payments is $20 in 2001, $23 in 2002, $17 in 2003, and $3 in 2004.

Earnings Data

December 31	2000	1999	1998

Interest income	$18	$19	$20

Interest expense	(5)	(6)	(7)

Income taxes	(4)	(4)	(4)

Net earnings	$9	$9	$9

      Interest income and interest expense are classified as sales and operating costs and expenses, respectively, on the Consolidated Statement of Earnings.

N. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of all the company’s financial instruments approximates carrying value. Fair value is generally based on quoted market prices, except the finance operation debt, where fair value is based on risk-adjusted discount rates.

      Available-for-sale investments are $31 and $36 at December 31, 2000 and 1999, respectively. These amounts consist primarily of U.S. government debt obligations restricted for payment of workers’ compensation benefits under an agreement with the State of Maine. These investments mature as follows: $4 in 2001, $25 between 2002 and 2006, and $2 in 2008. Other available-for-sale investments at December 31, 2000 consist of municipal securities of $5 restricted for repayment of the industrial development bonds discussed in Note J, and equity securities of $7 restricted for the payment of supplemental retirement obligations discussed in Note R. These available-for-sale investments are included in other current and other noncurrent assets on the Consolidated Balance Sheet. Amortized cost for available-for-sale investments approximates fair value at December 31, 2000 and 1999.

      Proceeds from sales of available-for-sale securities were $37, $48 and $274 in 2000, 1999 and 1998, respectively.

40 GENERAL DYNAMICS 2000 ANNUAL REPORT

O. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the company is subject to various legal proceedings arising out of the ordinary course of its business. Except as described below, the company does not consider any of such proceedings, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its results of operations or financial condition.

      On April 19, 1995, 101 then-current and former employees of General Dynamics’ Convair Division in San Diego, California filed a six-count complaint in the Superior Court of California, County of San Diego, titled Argo, et al. v. General Dynamics, et al. In addition to General Dynamics, four of Convair’s then-current or former managers were also named as individual defendants. The plaintiffs alleged that the company interfered with their right to join an earlier class action lawsuit for overtime wages brought pursuant to the Federal Fair Labor Standards Act by, among other things, concealing its plans to close the Convair Division. On May 1, 1997, a jury rendered a verdict of $101 against the company and one of the defendants in favor of 97 of the plaintiffs. The jury awarded the plaintiffs a total of $1.8 in actual damages and $99 in punitive damages. The company and the individual defendant have appealed the judgment to the Court of Appeals of the State of California, Fourth Appellate District. On April 12, 2000, the California Supreme Court transferred the appeal to the Fifth Appellate District. Subsequent to year-end, the parties argued this case in the Court of Appeals. On appeal, the company is seeking to have the judgment overturned in its entirety or, alternatively, a substantial reduction in the jury’s punitive damage award. The company believes it has substantial legal defenses, but in any case, it believes the punitive damage award is excessive as a matter of law. The company believes that the ultimate outcome will not have a material impact on the company’s results of operations or financial condition.

      Less than a month following the jury’s verdict in Argo, on June 27, 1997, General Dynamics Corporation was named as a defendant in a complaint filed in the Superior Court of California, County of San Diego, titled Williamson, et al. v. General Dynamics Corporation, et al. On August 7, 1997, General Dynamics removed the case to the United States District Court for the Southern District of California. The Williamson allegations are virtually identical to the allegations made in the Argo lawsuit; however, Williamson is styled as a class action lawsuit. On April 3, 1998, the district court granted General Dynamics’ motion to dismiss plaintiffs’ complaint in its entirety. Plaintiffs appealed that decision to the Ninth Circuit Court of Appeals. On April 12, 2000, the Ninth Circuit issued an opinion reversing the district court’s order of dismissal and remanded the case to the district court for further proceedings. On remand, the district court entered a stay of the case pending the final outcome of Argo. There will not likely be any further developments until a final decision is reached in Argo. Plaintiffs seek compensatory damages in an unspecified amount as well as punitive damages. The company believes that the ultimate outcome will not have a material impact on the company’s results of operations or financial condition.

      On July 13, 1995, General Dynamics Corporation was named as a defendant in a complaint filed in the Circuit Court of St. Louis County, Missouri, titled Hunt, et al. v. General Dynamics Corporation, et al. The complaint also names as defendants General Dynamics’ two insurance brokers: the London broker, Lloyd Thompson, Ltd.; and the United States broker, Willis Corroon Corporation of Missouri. The plaintiffs are members of certain Lloyd’s of London syndicates and British insurance companies who sold the company four aggregate excess loss insurance policies covering the company’s self-insured workers’ compensation program at Electric Boat for four policy years, from July 1, 1988 to June 30, 1992. The plaintiffs allege that when procuring the policies the company and its brokers made misrepresentations to the plaintiffs and failed to disclose facts that were material to the risk. The plaintiffs also allege that the company has been negligent in its administration of workers’ compensation claims. The plaintiffs seek rescission of the policies, a declaratory judgment that the policies are void, and compensatory damages in an unspecified amount. General Dynamics has counterclaimed, alleging that the plaintiffs have breached their insurance contracts by failing to pay claims. General Dynamics also served cross-claims against Lloyd Thompson for negligence and breach of fiduciary duty, which have been severed pending the trial of claims between General Dynamics and the plaintiffs. In February 2000, General Dynamics completed the trial before a special master of the claims between General Dynamics and the plaintiffs. In August 2000, the special master issued his decision, which recommended rescission of two of the policies, on the grounds of fraud by the London broker, and recommended an award of damages against the plaintiffs with respect to the other two policies. The special master found that although the company made no misrepresentations of fact in connection with the procurement of the policies, the London broker, who is the company’s agent, did. On December 21, 2000, the Circuit Court adopted the findings and conclusions of the special master in their entirety and entered judgment thereon. General Dynamics has filed a motion to amend the judgment, which will be heard in March 2001. General Dynamics has also filed a motion for summary judgment on its cross-claims

GENERAL DYNAMICS 2000 ANNUAL REPORT 41

against the London broker, which is pending with the Circuit Court. General Dynamics does not expect that this case will have a material impact on the company’s results of operations or financial condition.

Environmental

The company is directly or indirectly involved in certain Superfund sites in which the company, along with other major U.S. corporations, has been designated a PRP by the EPA or a state environmental agency with respect to past shipments of waste to sites now requiring environmental cleanup. Based on a site by site analysis of the estimated quantity of waste contributed by the company relative to the estimated total quantity of waste, the company believes its liability at any individual site, or in the aggregate, is not material. The company is also involved in the investigation, cleanup and remediation of various conditions at sites it currently or formerly owned or operated where the release of hazardous materials may have occurred.

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

      The company is also a defendant in other lawsuits and claims and in other investigations of varying nature. The company believes its potential liabilities in these proceedings, in the aggregate, will not be material to the company’s results of operations or financial condition.

Minimum Lease Payments

Total rental expense under operating leases was $71, $62 and $44 for 2000, 1999 and 1998, respectively. Future minimum lease payments due during the next five years are as follows:

2001	$64

2002	69

2003	57

2004	46

2005 and thereafter	196

Total	$432

Other

In the ordinary course of business, the company has entered into letters of credit and other similar arrangements with financial institutions and insurance carriers aggregating approximately $890 at December 31, 2000. The company was contingently liable for certain other guarantees aggregating up to a maximum of approximately $55 at December 31, 2000. The company knows of no event of default that would require it to satisfy these guarantees.

      The company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings and avionics. The agreements vary in length from four to six years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream V and Gulfstream IV-SP programs, the company has entered into revenue sharing agreements with two suppliers. The terms of these agreements require the suppliers to design, manufacture and supply certain aircraft components in exchange for a fixed percentage of the revenues associated with such aircraft. Payments to the suppliers are required on a pro rata basis concurrent with the associated customer deposits received on the Gulfstream V and Gulfstream IV-SP contracts.

      As of December 31, 2000, in connection with orders for three Gulfstream V aircraft and three Gulfstream IV-SP aircraft in backlog, the company has offered customers trade-in options, which may or may not be exercised by the customers. Under these options, the company will accept trade-in aircraft, primarily Gulfstream IVs and IV-SPs, at a guaranteed minimum trade-in price. Management believes that the fair market value of all such aircraft exceeds the specified trade-in value.

      A major coal customer is seeking arbitration before a tripartite panel of the American Arbitration Association. The customer alleged in its claim that the company has breached the coal supply agreement by charging excessive seller costs and failing to use best efforts in operating the business in a commer-

42 GENERAL DYNAMICS 2000 ANNUAL REPORT

cially reasonable fashion for the period of January 1998 to the present. The company anticipates that the panel will hear the claim in the third quarter of 2001, and does not expect the outcome of this proceeding to have a material adverse effect on its results of operations or financial condition.

P. TERMINATION OF A-12 PROGRAM

The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the Navy’s new carrier-based Advanced Tactical Aircraft. In January 1991, the Navy terminated the company’s A-12 aircraft contract for default. Both the company and McDonnell Douglas, now owned by the Boeing Company, (the contractors) were parties to the contract with the Navy, each had full responsibility to the Navy for performance under the contract, and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the Navy demanded that the contractors repay $1,352 in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors’ challenge to the termination for default, or a negotiated settlement.

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

      On July 1, 1999, the Court of Appeals found that the trial court erred in converting the termination for default to a termination for convenience without first determining whether a default existed. The Court of Appeals remanded the case for determination of whether the government’s default termination was justified. The Court of Appeals stated that it was expressing no view on that issue, and it left the parties the opportunity to litigate that issue fully on remand. A trial of the case is scheduled to begin on or about May 1, 2001.

      The company continues to believe that the government’s default termination was improper, both as to process (the basis relied upon by the trial court) and because the contractors were not in default. The company continues to believe that at a full trial it will be able to demonstrate that the default termination was not justified and that the termination for default will be converted to a termination for convenience. If the company is successful in such a new trial, it could result in the same, a lesser or a greater award to the contractors.

      The company has fully reserved the contracts in process balance associated with the A-12 program and has accrued the company’s estimated termination liabilities and the liability associated with pursuing the litigation through the appeals process and remand proceedings. In the event that the contractors are ultimately found to have been in default under the A-12 contract and are required to repay all unliquidated progress payments, additional losses of approximately $675, plus interest, may be recognized by the company. While the company believes the possibility of this result is remote, if in the unlikely event the company is ultimately found to have been in default on the contract, management believes the company would be able to repay the unliquidated progress payments plus interest. Management’s Discussion and Analysis of the Results of Operations and Financial Condition contains information on liquidity.

Q. INCENTIVE COMPENSATION PLAN

Under the 1997 Incentive Compensation Plan, awards may be granted in cash, common stock, options to purchase common stock, restricted shares of common stock, or any combination of these.

      Stock options may be granted as either incentive stock options, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above 100 percent of the fair market value of the common stock on the date of grant. A grant of restricted shares pursuant to the Incentive Compensation Plan is a transfer of shares of common stock, for such consideration and subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Compensation Committee (or Subcommittee) may determine. Until the end of the applicable period of restriction, the restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon. Awards of restricted shares may be granted pursuant to a performance formula whereby the number of shares initially granted increases or decreases based on the increase or decrease in the price of the common stock over a performance period.

GENERAL DYNAMICS 2000 ANNUAL REPORT 43

      Incentive Compensation Plan awards of stock options and restricted stock are intended to qualify as deductible, performance-based compensation under Section 162(m) of the Code. Incentive Compensation Plan awards of cash and stock (unrestricted) are not designed to be deductible to the company under Section 162(m).

      Options granted under Gulfstream’s incentive compensation plans prior to the acquisition were subject to different vesting periods based on the terms of the plans. Upon the change in control, substantially all of the outstanding Gulfstream options became fully vested.

      Information with respect to restricted stock awards is as follows:

Year Ended December 31	2000	1999	1998

Number of shares awarded	385,023	540,661	507,340

Weighted average grant price	$43.23	$60.15	$44.15

      There were 1,563,260 shares of restricted stock outstanding at December 31, 2000.

      Information with respect to stock options is as follows:

Year Ended December 31	2000	1999	1998

Number of shares:

Outstanding at beginning of year	7,502,881	8,672,328	10,072,286

Granted	2,961,050	1,666,720	3,770,314

Exercised	(3,669,070)	(2,622,081)	(4,803,536)

Canceled	(221,262)	(214,086)	(366,736)

Outstanding at end of year	6,573,599	7,502,881	8,672,328

Exercisable at end of year	3,023,399	5,419,012	4,470,291

Weighted average exercise price:

Outstanding at beginning of year	$ 39.82	$ 30.35	$ 16.28

Granted	43.17	59.62	45.92

Exercised	33.11	20.64	13.24

Canceled	54.76	49.23	27.93

Outstanding at end of year	44.57	39.82	30.35

Exercisable at end of year	42.45	34.16	19.29

Information with respect to stock options outstanding and stock options exercisable at December 31, 2000, is as follows:

Options Outstanding

	Number	Weighted	Weighted
Range of	Outstanding	Average Remaining	Average
Exercise Prices	at 12/31/00	Contractual Life	Exercise Price

$3.51-11.37	210,183	2.66 years	$4.84

22.03-41.66	696,803	1.12	33.02

42.72-46.84	3,940,916	3.69	42.89

49.81-62.25	1,506,597	4.35	56.79

62.44-73.06	219,100	3.90	65.59

	6,573,599

Options Exercisable

	Number	Weighted
Range of	Outstanding	Average
Exercise Prices	at 12/31/00	Exercise Price

$3.51-11.37	210,183	$4.84

22.03-41.66	694,204	32.99

42.72-46.84	1,161,077	43.29

49.81-62.25	897,110	55.90

62.44-73.06	60,825	65.62

	3,023,399

      At December 31, 2000, 1,987,308 treasury shares have been reserved for options that may be granted in the future, in addition to the shares reserved for issuance on the exercise of options outstanding. Subsequent to year-end, the board of directors adopted and recommended for submission to the shareholders for their approval, a proposal to increase the number of shares of common stock reserved for issuance under the Incentive Compensation Plan by 10,000,000 shares. The proposed increase is to be voted on by the shareholders at their annual meeting on May 2, 2001.

44 GENERAL DYNAMICS 2000 ANNUAL REPORT

      Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company’s incentive compensation plans, the company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

Year Ended December 31	2000	1999	1998

Net Earnings: As reported	$901	$880	$589

Pro forma	886	853	578

Net Earnings Per

Share—Basic: As reported	$4.51	$4.40	$2.95

Pro forma	4.43	4.27	2.90

Net Earnings Per

Share—Diluted: As reported	$4.48	$4.36	$2.91

Pro forma	4.40	4.22	2.86

Weighted average fair value of options granted	$10.20	$8.74	$13.48

      The compensation cost calculated under the fair value approach shown above is recognized over the vesting period of the stock options.

      The fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in all years presented: (1) expected dividend yields from 1.5 to 1.9 percent, (2) expected volatility from 17.6 to 46.1 percent, (3) risk-free interest rate from 4.7 to 6.7 percent and (4) expected lives from 24 months to 55 months.

R. RETIREMENT PLANS

The company provides defined pension and other postretirement benefits to certain eligible employees. The following is a reconciliation of the benefit obligations, plan/trust assets, and funded status of the company’s plans:

	Pension Benefits		Other Postretirement Benefits

	2000	1999	2000	1999

Change in Benefit Obligation

Benefit obligation at beginning of year	$(4,393)	$(4,104)	$(778)	$(741)

Service cost	(121)	(112)	(10)	(10)

Interest cost	(322)	(281)	(56)	(51)

Amendments	(32)	(25)	–	–

Actuarial gain/(loss)	49	288	(53)	77

Acquisitions/other	(6)	(422)	(2)	(109)

Benefits paid	246	263	64	56

Benefit obligation at end of year	$(4,579)	$(4,393)	$(835)	$(778)

	Pension Benefits		Other Postretirement Benefits

	2000	1999	2000	1999

Change in Plan/Trust Assets

Fair value of assets at beginning of year	$5,722	$5,532	$366	$295

Actual return on plan/trust assets	695	(104)	–	31

Acquisitions	–	545	–	59

Employer contributions	6	19	18	11

Curtailment/settlement	(12)	(7)	–	–

Benefits paid	(246)	(263)	(35)	(30)

Fair value of assets at end of year	$6,165	$5,722	$349	$366

GENERAL DYNAMICS 2000 ANNUAL REPORT 45

	Pension Benefits		Other Postretirement Benefits

	2000	1999	2000	1999

Funded Status Reconciliation

Funded status	$1,586	$1,329	$(486)	$(412)

Unrecognized net actuarial gain	(1,285)	(1,019)	(72)	(161)

Unrecognized prior service cost	252	251	(11)	(12)

Unrecognized transition (asset)/obligation	(9)	(16)	45	57

Prepaid/(accrued) benefit cost	$544	$545	$(524)	$(528)

	Pension Benefits			Other Postretirement Benefits

	2000	1999	1998	2000	1999	1998

Assumptions at December 31

Discount rate	7.50%	7.50%	6.75%	7.50%	7.50%	6.75%

Varying rates of increase in compensation levels based on age	4.00–11.00%	4.00–11.00%	4.00–11.00%

Expected weighted average long-term rate of return on assets	8.31%	8.31%	8.00%	8.00%	8.00%	8.00%

Assumed health care cost trend rate for next year:

Post-65 claim groups				5.75%	6.75%	4.50%

Pre-65 claim groups				5.75%	6.75%	6.50%

      Net periodic pension and other postretirement benefits costs included the following:

	Pension Benefits			Other Postretirement Benefits

	2000	1999	1998	2000	1999	1998

Service cost	$121	$112	$81	$10	$10	$9

Interest cost	322	281	252	56	51	50

Expected return on plan assets	(445)	(397)	(329)	(24)	(19)	(16)

Recognized net actuarial gain	(33)	(8)	(10)	(11)	(1)	(4)

Amortization of unrecognized transition (asset)/obligation	(7)	(7)	(8)	12	13	23

Amortization of prior service cost	32	29	27	(1)	(1)	(1)

	$(10)	$10	$13	$42	$53	$61

46 GENERAL DYNAMICS 2000 ANNUAL REPORT

Pension Benefits

As of December 31, 2000, the company has 12 trusteed, noncontributory, qualified defined benefit pension plans covering substantially all of its government business employees and two plans covering substantially all of its commercial business employees. Under certain of the plans, benefits are primarily a function of both the employee’s years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

      It is the company’s policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

      Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

      The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to the company’s government plans. The amount contributed to certain of these plans, charged to contracts and included in net sales has exceeded the net periodic pension cost included in operating costs and expenses as determined under SFAS No. 87 “Employers’ Accounting for Pensions.” Therefore, the company has deferred recognition of earnings resulting from the difference between contributions and net periodic pension cost to provide better matching of revenues and expenses. Similarly, pension settlements and curtailments under the government plans have also been deferred. As the U.S. government has a right to a portion of the excess assets of a government pension plan in the event of plan termination, the aforementioned deferrals have been classified against the prepaid pension cost related to these plans.

      Beginning in 1992, the company deferred certain gains realized by its commercial pension plan for the purpose of offsetting any costs associated with its final disposition. In connection with the acquisition of Gulfstream, the company merged the two companies’ commercial pension plans. As a result of the 1999 merger of these plans, the company recognized in 1999 the previously deferred gains on its commercial plan, totaling $126 (before-tax). The 1999 non-recurring gain is included in operating costs and expenses on the Consolidated Statement of Earnings and is included in the results of the company’s Other business group. The company’s net prepaid pension cost of $268 and $250 at December 31, 2000 and 1999, respectively, is included in other noncurrent assets on the Consolidated Balance Sheet.

      At December 31, 2000, approximately 54 percent of the plans’ assets were invested in securities of the U.S. government or its agencies, 26 percent in diversified U.S. common stocks, 14 percent in diversified U.S. corporate debt securities and 6 percent in mortgage-backed securities.

      In addition to the qualified defined benefit plans, the company provides eligible employees the opportunity to participate in defined contribution savings plans, which permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company’s common stock. In certain of the plans, the company matches a portion of the employees’ contributions with contributions to a fund, which invests in the company’s common stock. The company’s contributions to the defined contribution plans amounted to $57, $46 and $40 in 2000, 1999 and 1998, respectively. Approximately 15 million shares of the company’s common stock were held by the defined contribution plans at both December 31, 2000 and 1999.

      The company also sponsors several unfunded non-qualified supplemental executive plans, which provide participants with additional benefits, including any excess of such benefits over limits imposed on qualified plans by federal law. The recorded liability and expense related to these plans are not material to the company’s results of operations and financial condition.

Other Postretirement Benefits

The company maintains plans providing postretirement health care coverage for many of its current and former employees and postretirement life insurance benefits for certain retirees. These benefits vary by employment status, age, service and salary level at retirement. The coverage provided and the extent to which the retirees share in the cost of the program vary throughout the company. Both health and life insurance benefits are provided only to those employees who retire directly from the service of the company and not to those who terminate service/seniority prior to eligibility for retirement.

      The company maintains several Voluntary Employee’s Beneficiary Association (VEBA) trusts for certain of its plans. It is the company’s policy to

GENERAL DYNAMICS 2000 ANNUAL REPORT 47

fund the VEBAs in accordance with existing federal income tax regulations. For non-funded plans, claims are paid as received. At December 31, 2000, the majority of the VEBA trusts’ assets were invested in diversified U.S. common stocks, U.S. fixed income securities and bank notes.

      The health care cost trend rates are assumed to decline gradually to 4.75 percent for post-65 and pre-65 claim groups, in the year 2002 and thereafter over the projected payout period of the benefits. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$5	$(5)

Effect on accumulated postretirement benefit obligation	$60	$(54)

      The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA, and for non-funded plans, for costs based on claims paid. The net periodic postretirement benefit cost exceeds the company’s cost currently allocable to contracts. To the extent the company has contracts with profits in backlog sufficient to recover the excess cost, the company defers the charge in contracts in process until such time that the cost is allocable to contracts.

48 GENERAL DYNAMICS 2000 ANNUAL REPORT

S. BUSINESS GROUP INFORMATION

Management has chosen to organize and measure its business groups in accordance with several factors, including a combination of the nature of products and services offered and the class of customer for the company’s products. Operating groups are aggregated for reporting purposes consistent with these criteria. Management measures its groups’ profit based primarily on operating earnings. As such, net interest, other income items and income taxes have not been allocated to the company’s business groups. For a further description of the company’s business groups, see Management’s Discussion and Analysis of the Results of Operations and Financial Condition.

      Summary financial information for each of the company’s business groups follows:

	Net Sales			Operating Earnings			Sales to U.S. Government

	2000	1999	1998	2000	1999	1998	2000	1999	1998

Marine Systems	$3,413	$3,088	$2,529	$324	$328	$276	$3,360	$3,054	$2,519

Aerospace	3,029	2,909	2,428	592	482	373	130	138	135

Information Systems & Technology	2,388	1,422	933	221	127	69	1,606	833	477

Combat Systems	1,273	1,290	1,272	156	155	166	1,081	1,178	1,165

Other*	253	250	236	36	111	34	–	–	–

	$10,356	$8,959	$7,398	$1,329	$1,203	$918	$6,177	$5,203	$4,296

							Depreciation,
	Identifiable Assets			Capital Expenditures			Depletion and Amortization

	2000	1999	1998	2000	1999	1998	2000	1999	1998

Marine Systems	$1,613	$1,431	$1,250	$132	$101	$78	$52	$51	$35

Aerospace	1,710	1,757	1,537	29	29	28	39	38	35

Information Systems & Technology	2,340	2,418	1,250	71	25	16	85	54	45

Combat Systems	1,054	938	922	14	12	18	26	27	27

Other*	317	373	406	25	20	16	17	17	15

Corporate**	953	857	831	17	10	30	7	6	4

	$7,987	$7,774	$6,196	$288	$197	$186	$226	$193	$161

*	Other includes the results of the company’s coal, aggregates and finance operations, as well as the operating results of the company’s commercial pension plans, including Gulfstream’s merged plans post-acquisition, as further described in Note R. Operating earnings for 1999 include a non-recurring gain of $126 related to the commercial pension plan merger, as further described in Note R.

**	Corporate identifiable assets include cash and equivalents from domestic operations, deferred taxes, real estate held for development and net prepaid pension cost related to the company’s commercial pension plans.

GENERAL DYNAMICS 2000 ANNUAL REPORT 49

      The following table presents revenues by geographic area of the location of the company’s customers:

Year Ended December 31	2000	1999	1998

North America:

United States	$9,386	$7,991	$6,386

Canada	153	188	195

Other	38	41	95

Total North America	9,577	8,220	6,676

Africa/Middle East	229	325	173

Europe	190	261	191

Asia/Pacific	275	84	270

Latin America	67	58	49

Other	18	11	39

Total	$10,356	$8,959	$7,398

T. QUARTERLY DATA (UNAUDITED)

						Common Stock

				Net Earnings		Market Price
				Per Share(a)		Range

	Net	Operating	Net					Dividends
	Sales	Earnings	Earnings	Basic	Diluted	High	Low	Declared

2000

4th Quarter	$2,691	$351	$219	$1.10	$1.09	$79	$58 3/4	$.26

3rd Quarter	2,502	337	294	1.48	1.47	64 15/16	51 7/8	.26

2nd Quarter	2,617	335	204	1.02	1.01	61 3/16	48	.26

1st Quarter	2,546	306	184	.92	.91	57 9/16	36 1/4	.26

1999

4th Quarter	$2,655	$328	$198	$.99	$.98	$63	$46 3/16	$.24

3rd Quarter	2,215	355	184	.92	.91	70 15/16	59 3/16	.24

2nd Quarter	2,087	279	175	.88	.86	75 7/16	62 15/16	.24

1st Quarter	2,002	241	323	1.62	1.60	64 15/16	53	.24

Note:	Quarterly data is based on a 13 week period.

(a)	The sum of the earnings per share for the four quarters in both years differs from the annual earnings per share due to the required method of computing the weighted average number of shares in interim periods.

50 GENERAL DYNAMICS 2000 ANNUAL REPORT

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

      The company maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management’s authorization and that accountability for assets is maintained. An environment that establishes an appropriate level of control consciousness is maintained and monitored by management. An important element of the monitoring process is an internal audit program that independently assesses the effectiveness of the control environment.

      The Audit and Corporate Responsibility Committee of the board of directors, which is composed of four outside directors, meets periodically and, when appropriate, separately with the independent public accountants, management and internal audit to review the activities of each.

      The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report follows.

Michael J. Mancuso Senior Vice President and Chief Financial Officer	John W. Schwartz Vice President and Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheets of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related Consolidated Statements of Earnings, Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gulfstream Aerospace Corporation for the year ended December 31, 1998, a company acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in Note B. Such statements are included in the consolidated financial statements of General Dynamics Corporation and reflect total revenues of 33 percent in 1998, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us for 1998, and in our opinion, insofar as it relates to amounts included for Gulfstream Aerospace Corporation, is based solely upon the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Vienna, Virginia January 26, 2001	ARTHUR ANDERSEN LLP

GENERAL DYNAMICS 2000 ANNUAL REPORT 51

SELECTED FINANCIAL DATA (UNAUDITED)

The following table presents summary selected historical financial data derived from the audited Consolidated Financial Statements and other information of the company for each of the five years presented. The following information should be read in conjunction with Management’s Discussion and Analysis of the Results of Operations and Financial Condition and the audited Consolidated Financial Statements and related Notes thereto.

(Dollars and shares in millions, except per
share and employee amounts)	2000	1999	1998	1997	1996

Summary of Operations

Net sales	$10,356	$8,959	$7,398	$5,966	$4,645

Operating costs and expenses	9,027	7,756	6,480	5,290	4,240

Interest (expense) income, net	(60)	(34)	(17)	16	51

Provision for income taxes	361	246	315	130	140

Net earnings	901	880	589	559	317

Earnings per share:

Basic	4.51	4.40	2.95	2.80	1.58

Diluted	4.48	4.36	2.91	2.73	1.54

Cash dividends per common stock share	1.04	.96	.88	.82	.82

Sales per employee (adjusted for business acquisitions)	239,000	227,500	208,600	191,700	164,100

Financial Position at December 31

Cash and equivalents and marketable securities	$177	$270	$303	$774	$1,162

Property, plant and equipment, net	1,294	1,169	901	770	616

Total assets	7,987	7,774	6,196	5,583	4,625

Short- and long-term debt	502	1,022	530	645	438

Finance operations short- and long-term debt	63	81	140	118	135

Shareholders’ equity	3,820	3,170	2,407	2,008	1,525

Book value per share	19.05	15.77	12.08	10.02	7.62

Other Information at December 31

Funded backlog	$14,442	$11,951	$10,841	$9,699	$9,288

Total backlog	19,742	19,916	19,332	12,531	13,504
Shares outstanding	200.5	201.0	199.3	200.3	200.1

Weighted average shares outstanding:

Basic	199.8	200.0	199.5	199.8	200.2

Diluted	201.3	202.1	202.2	204.5	205.5

Active employees	43,300	43,400	38,440	34,800	28,300

52 GENERAL DYNAMICS 2000 ANNUAL REPORT