Form 10-K405, Exhibit 13
period 2001-12-31
GENERAL DYNAMICS CORP
filed 2002-03-29
CIK 40533

Management’s Discussion and Analysis of the Results of Operations and Financial Condition
(Dollars in millions, except per share amounts or unless otherwise noted)

BUSINESS OVERVIEW

2001 Sales by Customer Base

The company’s businesses include information and communications technology, land and amphibious combat systems, naval and commercial shipbuilding, and business aviation. These are high technology businesses that use design, manufacturing and program management expertise together with advanced technology and the integration of complex systems as part of their everyday operations. The company’s primary customers are the U.S. military, other government organizations, the armed forces of allied nations, and a diverse base of corporate and industrial buyers.

     Sixty percent of the company’s sales are from U.S. defense spending, which has risen steadily over the past few years. From a low of $42.4 billion in 1996, defense procurement is projected to reach $98.9 billion by 2007, according to the President’s 2003 budget. The company’s major defense programs are well-funded, long-term initiatives with a high probability of follow-on work. These programs include existing, multiyear efforts as well as new, transformational systems used by the military services. The company’s international defense business continued to grow in 2001 with significant new programs from governments in Europe, the Middle East and Asia. The company’s business aviation segment had its strongest year in 2001, with record revenue and operating earnings.

     The company’s management concentrates on creating shareholder value through operational execution and disciplined capital deployment. Management engages in continuous process improvement that frequently results in improved margins. Strong cash flows are generated through a focus on return on invested capital. The company has achieved and expects to continue to generate significant free cash after satisfying internal investment requirements. This free cash is deployed as part of a disciplined acquisition program and on the repurchase of company shares in the open market.

Business Acquisitions

During 2001, the company acquired five businesses for a total of $1.5 billion. In late January, the company acquired Primex Technologies, Inc., renamed Ordnance and Tactical Systems, expanding the company’s market position in ordnance manufacturing to include medium- and large-caliber ammunition. This acquisition also expanded the company’s portfolio in what it believes to be the high growth areas of missile and precision-guided munitions through existing subcontract relationships. In mid-February, the company acquired four aircraft service and maintenance facilities from BBA North America. These operations now conduct business as General Dynamics Aviation Services, and are located in Dallas, Las Vegas, Minneapolis and West Palm Beach. In early June, the company acquired substantially all of the assets of Galaxy Aerospace Company LP. This acquisition broadened the Gulfstream product line with the mid-size Gulfstream 100 and the super mid-size Gulfstream 200 — creating market-entry, add-on and move-up opportunities for a wider range of customers. In late July, the company acquired Spain’s leading defense manufacturer, Empresa Nacional Santa Bárbara de Industrias Militares, S.A., of Madrid, Spain, and Santa Bárbara Blindados, S.A., of Seville. The new combined entity, renamed Santa Bárbara Sistemas, S.A., produces combat vehicles and munitions and is expected to enhance the company’s export abilities into Europe, North Africa and South America. Also, at the end of September, the company acquired Integrated Information Systems Group from Motorola, Inc. Renamed Decision Systems, this business provides technologies, products and systems

General Dynamics 2001 Annual Report 15

that strengthen the company’s position in what management believes to be rapidly growing information assurance, communications and situational awareness markets here and abroad.

CONSOLIDATED OVERVIEW

Results of Operations

The company’s net sales for 2001 were $12.2 billion, an increase of 17 percent over 2000. Excluding the increase attributable to businesses acquired during the year, net sales increased by more than seven percent, with organic revenue growth realized in each of the company’s business segments. Net sales for 2000 were $10.4 billion, an increase of 16 percent over 1999 sales of $9 billion. Organic revenue growth was approximately five percent of this increase.

     Net earnings for 2001 grew 13 percent to $915, before favorable tax benefits, resulting in a per diluted share increase to $4.51 from $4.03 in 2000. Net earnings rose in part from organic earnings growth in all of the company’s business segments as well as contribution from acquired businesses. Net earnings for 2000 grew to $811 from $715 in 1999, an increase of 13 percent, before favorable tax benefits in both years. Net earnings per diluted share before tax benefits increased 14 percent to $4.03 in 2000 from $3.54 in 1999. Other non-recurring items in 1999 resulted in an insignificant impact to net earnings.

     Cash flow from operating activities has steadily increased since 1999, totaling $1.1 billion in 2001. The company ended 2001 with a cash balance of $442, up from $177 at year-end 2000. Net debt increased to $1.5 billion from $336 at the end of 2000, primarily from the $1.5 billion investment in acquisitions discussed earlier. With adequate funds on hand and the capacity for additional long-term borrowings, management has the financial capability to execute its operating and financial strategy.

16 General Dynamics 2001 Annual Report

     Expenses for non-operating items were $5 in 2001, essentially unchanged from 2000 expenses of $7. During 1999, the company recognized $43 in non-operating expenses. The majority of these costs were incurred or written off as a result of acquiring Gulfstream Aerospace Corporation (Gulfstream), and included transaction expenses and unamortized debt costs on obligations repaid shortly after the acquisition. Net interest expense decreased to $56 in 2001 from $60 in 2000 on a higher average debt balance because of lower average borrowing rates. The 2000 net interest expense of $60 increased from $34 in 1999 due to higher average commercial paper balance and decreased interest income as cash was used for business acquisitions.

     The company’s effective tax rate was 33.8 percent, 28.6 percent and 21.8 percent for 2001, 2000 and 1999, respectively. During 2001, the company reduced its liabilities for tax contingencies and recognized a non-cash benefit of $28. During both 2000 and 1999, the company recognized favorable tax benefits of $90 and $165, respectively, from the settlement of outstanding tax issues with the Internal Revenue Service (IRS), including refund claims for research and experimentation tax credits.

Backlog

     The company ended 2001 with a total backlog of $26.8 billion, an increase of 36 percent over the 2000 backlog of $19.7 billion. The increase stems from key program awards, higher business aircraft orders and growth through acquisition. Funded backlog has increased steadily from $12 billion in 1999 to $19.4 billion in 2001.

     The company's defense businesses represent $20.2 billion of the 2001 backlog, of which approximately $15 billion is funded. For these businesses, total backlog represents the estimated remaining sales value of work to be performed under firm contracts. Funded backlog represents the portion of total backlog that has been appropriated by Congress and funded by the procuring agency.

     Aerospace year-end 2001 backlog approximates $6.3 billion. Of total backlog, $4.2 billion is for orders for which the company has entered into definitive purchase contracts and has received non-refundable deposits from the customers. The backlog also includes $2.1 billion in options to purchase new aircraft and agreements to provide future aircraft maintenance and support services. A significant portion of the Aerospace backlog consists of an agreement with an unaffiliated customer who purchases the aircraft for use in its fractional ownership program, Executive Jet International (Executive Jet). Backlog with Executive Jet, a unit of Berkshire Hathaway and the leader in the fractional market, represents 43 percent of funded and 79 percent of unfunded Aerospace backlog. Following UAL Corporation's announcement on March 22, 2002 that it was closing its Avolar subsidiary, which was to engage in a fractional ownership program, the company terminated its agreements with Avolar, which previously represented $2.5 billion of total backlog. Prior to the termination of the Avolar agreements, contracts with Avolar represented approximately $800 of firm contracts backlog for 36 aircraft. The company believes that it will be able to re-market the aircraft previously under contract to Avolar.

     The company’s coal and aggregates operations add approximately $300 to year-end 2001 backlog, substantially all of which is funded.

General Dynamics 2001 Annual Report 17

REVIEW OF OPERATING SEGMENTS

The company operates in four primary business groups: Information Systems and Technology, Combat Systems, Marine Systems, and Aerospace. The company also owns certain commercial operations, which are identified for reporting purposes as Other.

INFORMATION SYSTEMS AND TECHNOLOGY

Results of Operations and Outlook

Year Ended December 31	2001	2000	1999

Net Sales	$2,800	$2,388	$1,422
Operating Earnings	260	221	127
Operating Margin	9.3%	9.3%	8.9%

Net sales increased $412 and operating earnings increased $39 in 2001 due in part to the acquisition of Decision Systems at the end of September. Excluding Decision Systems results, net sales and operating earnings grew by approximately seven percent. In 2000, net sales increased $966, due in large part to the September 1999 acquisition of three business units from GTE Corporation. In 2000, operating earnings increased $94 because of that acquisition and a five-percent growth in organic earnings.

     Over two-thirds of the Information Systems and Technology contracts are fixed price, which provides the company opportunities to increase margins through improved efficiencies and processes. In order to best achieve these opportunities, the company realigned the group into fewer reporting organizations. The Information Systems and Technology group enters 2002 with five business units — Advanced Information Systems, C4 Systems, Network Systems, General Dynamics United Kingdom Limited, and the newly acquired Decision Systems.

18 General Dynamics 2001 Annual Report

Information Systems and Technology backlog rose to $5 billion in 2001, $3 billion higher than in 2000. The significant growth in 2001 stems from key program awards and the acquisition of Decision Systems. Funded backlog at year-end 2001 is 95 percent of the total.

Significant Awards and Other Contracts

The most significant addition to the group’s backlog during the year was a $2.4 billion contract that the U.K. Ministry of Defence awarded to the company in July 2001 for the BOWMAN program. BOWMAN is a secure digital voice and data communications system for the U.K. armed forces.

     Also during 2001, the Taiwanese Army awarded the company a $390 contract for the second phase of the three-phase Improved Mobile Subscriber Equipment tactical communications systems. Phase I of the program began in 1996, with operational testing completed in 2000. Phase II will provide significant technology upgrades through 2005.

     Other contracts in the 2001 backlog are the design, integration, installation and maintenance of telecommunications systems for the U.S. military, federal agencies and commercial customers, including a Navy/Marine Corps Intranet subcontract and the Army Installation Information Infrastructure Modernization program. Also included are various contracts that provide processing and mission computing systems for several U.S. avionics platforms (including the F-18, JSTARS and AYK-14 production programs), strategic fire control development and production, guidance engineering services, and training services and hardware for the Trident-class submarine.

     Decision Systems added approximately $550 total backlog to the Information Systems and Technology year-end 2001 position, including contracts for command and control systems, the Navy’s digital modular radio, information assurance and space and terrestrial communications products.

COMBAT SYSTEMS

Results of Operations and Outlook

Year Ended December 31	2001	2000	1999

Net Sales	$2,210	$1,273	$1,290
Operating Earnings	238	156	155
Operating Margin	10.8%	12.3%	12.0%

Net sales increased $937 and operating earnings increased $82 in 2001 because of strong organic growth and the acquisition of two businesses, Ordnance and Tactical Systems and Santa Bárbara Sistemas, during the year. Initial operating margin rates from the acquisitions were modestly lower than the historical segment performance and primarily account for the lower overall margin rate for the full year. Excluding business acquisitions, net sales for 2001 increased by approximately 25 percent, stemming from new work on the Stryker program, previously referred to as the Interim Armored Vehicle program, and additional work on the Advanced Amphibious Assault Vehicle (AAAV) and armament programs, with approximately 15 percent growth in operating earnings. Net sales and operating earnings in 2000 were essentially flat compared with 1999.

     The company expects Combat Systems full-year 2002 operating margins to remain consistent with 2001, but sees opportunity for margin expansion through

General Dynamics 2001 Annual Report 19

efforts to reduce costs and improve operating efficiencies as the new acquisitions are fully integrated.

Combat Systems backlog grew to $5.2 billion in 2001, $3.4 billion higher than 2000. This significant increase stems from several major awards and two business acquisitions. Included in the backlog are design programs for transformational systems, advanced technology awards that support development of the Army’s Future Combat Systems and a wide range of vehicles and vehicle systems, including long-term production programs for the U.S. and Spanish armies’ heavy armored vehicles. Production awards for programs currently in design are likely, extending the company’s deliveries well into the next decade. Funded backlog at year-end 2001 is $3.4 billion.

Transformational Systems

In November 2000, the Army awarded GM GDLS Defense Group, a joint venture between the company and General Motors Canada Ltd., a six-year requirements contract to equip its Brigade Combat Teams with an eight-wheeled armored vehicle called the Stryker. The 2001 backlog includes approximately $350 for the company’s share of the development, test, evaluation and production of the first 466 Strykers. Delivery of the vehicles began in February 2002.

     The Marine Corps awarded the company a $712 contract for the systems development and demonstration phase of the AAAV program in July 2001. Low-rate initial production is scheduled to begin in 2004, followed by full-rate production in 2006.

     The company received approximately $100 in advanced technology awards during the year that will support the development of the Future Combat Systems program. These awards include research and development on unmanned ground vehicles, and advanced hybrid electric drive systems.

     Also included in backlog is research and development work on the Army’s Crusader Self-Propelled Howitzer program. The company’s share on this program is approximately 25 percent.

Heavy Armored Systems

The Army awarded the company a $741 fixed-price multiyear contract in March 2001 to upgrade an additional 307 M1A2 Abrams tanks with the System Enhancement Package. This award is a follow-on to the $1.3 billion, 580-vehicle fixed-price contract awarded to the company in 1996. During 2001, the company delivered the final 72 tanks from the 1996 contract and 42 from the follow-on award. Year-end backlog includes the remaining 265 tanks under the upgrade program, with deliveries scheduled through 2004.

     The 2001 backlog also includes production of the Wolverine Heavy Assault Bridge vehicles for the U.S. Army, M1A1 Abrams tank hardware kits for the Egyptian tank co-production program, systems technical support for the M1A2, and engines for international customers.

Santa Bárbara Sistemas

Santa Bárbara Sistemas adds approximately $1.6 billion in production and munitions contracts to the Combat Systems year-end backlog, the majority of which are fixed-price production programs. These production programs include contracts to provide the Spanish army 235 Leopard main battle tanks, built under license from a German company, with deliveries beginning in late 2002 and extending through 2008. Also included is a contract for delivery of 48 Pizarro tracked infantry fighting vehicles.

20 General Dynamics 2001 Annual Report

Armament and Munitions

Armament and munitions programs are approximately $1.2 billion of Combat Systems year-end 2001 backlog, over 60 percent of which comes from Ordnance and Tactical Systems. Production and development contract backlog includes medium- and large-caliber ammunition, propellants, satellite propulsion products and armament programs. The backlog also includes systems management and production of over 300,000 rockets, warheads and motors for the Army’s 2.75-inch Hydra 70 rocket system, single- and multi-barrel medium-caliber gun systems, individual- and crew-served weapons, and reactive armor tiles for the Bradley Fighting Vehicle.

MARINE SYSTEMS

Results of Operations and Outlook

Year Ended December 31	2001	2000	1999

Net Sales	$3,612	$3,413	$3,088
Operating Earnings	310	324	328
Operating Margin	8.6%	9.5%	10.6%

Net sales rose $199 in 2001 with increased work on design programs and early-stage production programs offsetting a modest decline in mature production program volume. Operating earnings decreased $14 in 2001 primarily because of the shift in work from mature programs to lower margin design and cost-plus work. In 2000, net sales increased $325 largely from additional work on the Virginia-class submarine, DD-21 design and ship repair. This increase was offset partially by lower volume on the DDG-51 program resulting from a 55-day work stoppage at the company’s Bath Iron Works shipyard late in the year. In 2000, operating earnings remained essentially even with 1999 because of lower margin DD-21 design, repair work and the work stoppage at Bath Iron Works.

     The company expects Marine Systems 2002 revenues and earnings to remain similar to last year. However, margins should improve in 2003 with resultant earnings growth. In 2001, the company completed a new land-level facility at Bath Iron Works, which is expected to increase cost efficiency in low-rate production. The company plans to complete lift capacity and steel handling enhancements at the NASSCO shipyard during 2002. These facilities improvements give rise to opportunities for improving margins through more efficient workflow.

Marine Systems backlog for 2001 totaled $10.1 billion, of which $6.7 billion is funded. The backlog includes long-term production programs scheduled for delivery through 2008, with likely follow-on work through the end of the decade. The 2000 backlog was $11.2 billion. The company expects Marine Systems backlog to hold firm through the next few years and then grow consistent with growth in the Navy’s shipbuilding plan embedded in the President’s 2003 budget.

General Dynamics 2001 Annual Report 21

Surface Combatants

The 2001 backlog includes contracts with the Navy for constructing eight Arleigh Burke-class destroyers (DDG-51) and an amphibious assault ship, the LPD-19, the third in the Navy’s new San Antonio-class of amphibious assault ships. The company is a member of a three-contractor team that was awarded a cost reimbursable contract to design and build the San Antonio-class ships.

Nuclear Submarines

The 2001 backlog includes a contract to construct the first four Virginia-class submarines. The Navy awarded the contract in 1998 for an initial value of $4.2 billion. Delivery of the first submarine is scheduled for 2004 and the fourth for 2008. Construction work is shared equally between the company as prime contractor and Newport News Shipbuilding Inc. (Newport News) as subcontractor, in accordance with the terms of a Team Agreement between the company and Newport News. The President’s 2003 budget includes full funding for a fifth submarine.

     In December 1999, the Navy awarded the company an $887 modification for the third and final Seawolf submarine. Delivery is scheduled for 2004.

     The 2001 backlog also includes contracts for submarine logistics support services.

Auxiliary and Commercial Ships

The backlog includes a $709 Navy contract awarded to the company in October 2001 for the design and construction of the first two T-AKE ships, a new class of dry-cargo combat logistics ship. The award includes options for 10 more ships that the Navy can exercise over the next six years for a potential contract value of $3.7 billion. Functional design work on the T-AKE began in late 2001 and delivery of both ships is scheduled for 2005. Funding has been appropriated for the third and fourth ships.

     In September 2000, BP Oil Shipping Company, USA (BP) awarded the company a $630 contract to design and build three double-hull crude oil tankers, with options for three additional vessels. In September 2001, BP exercised an option for a fourth ship with a value of approximately $200. Design work on the tankers is underway. Construction of the first ship will begin in 2002, with delivery scheduled for late 2003. Deliveries of subsequent ships are planned for 2004, 2005 and 2006.

     Totem Ocean Trailer Express, Inc. (TOTE) awarded the company a contract for approximately $300 in December 1999 to build two roll-on/roll-off cargo ships for TOTE’s cargo steamship service from Tacoma, Washington to Anchorage, Alaska. The contract has an option for a third ship. Construction on the first ship started in 2001. Deliveries are scheduled for 2002 and 2003.

     In February 2000, the Navy awarded a $230 contract to the company for the construction of its eighth strategic sealift ship, scheduled for delivery in late 2002.

     The backlog also includes repair contracts for naval vessels.

AEROSPACE

Results of Operations and Outlook

Year Ended December 31	2001	2000	1999

Net Sales	$3,265	$3,029	$2,909
Operating Earnings	625	592	482
Operating Margin	19.1%	19.5%	16.6%

Net sales in 2001 increased $236 primarily because of the Galaxy Aerospace acquisition in June 2001, which added the Gulfstream 100 and Gulfstream 200 aircraft. Operating earnings increased $33 in 2001 as a result of higher sales and improved cost performance in both “green” aircraft production and completion. This increase was offset partially by slightly higher research and development expenses for new product development, expenses from acquisitions and severance costs. Operating margins were slightly lower in 2001 because of the introduction of the less expensive lower margin aircraft acquired in the Galaxy Aerospace transaction.

22 General Dynamics 2001 Annual Report

     In 2000, net sales increased $120 on slightly fewer deliveries than in 1999 due largely to the mix of aircraft delivered. Operating earnings increased $110 primarily because of improved cost performance from reduced cycle time, lean manufacturing initiatives in new aircraft production and completions, and aircraft mix.

     The company anticipates 2002 total green aircraft production to increase with the full-year inclusion of the acquired Gulfstream 100 and Gulfstream 200 aircraft models, offset partially by a decrease in production of approximately 10 fewer large-cabin aircraft. As a result of efforts to improve cost performance, including some reductions in force and other continuous process improvements, the company anticipates that Aerospace full-year 2002 operating earnings will be comparable with 2001.

Summary of Aircraft Statistical Information

Aircraft contracts usually provide for two major milestones, the manufacture of the green aircraft and its completion, which includes exterior painting and installation of customer-selected interiors and optional avionics. Revenues are initially recorded when green aircraft are delivered to the customer and subsequently when the customer accepts final delivery of the fully outfitted aircraft.

     The following summarizes certain key unit data related to the Aerospace business group:

	2001(1)	2000	1999

New Orders	121	62	42
Options Exercised	2	20	2

Total Firm Orders	123	82	44
New Options	54	1	10
Firm Contracts in Backlog	131	87	80
Options in Backlog	63	18	37

Total Green Aircraft in Backlog	194	105	117
Completions in Backlog	49	47	46
Green Deliveries	84	71	70
Completion Deliveries	98	70	75

Aircraft in the backlog have deliveries expected through 2008.

(1)	Excludes contracts with Avolar for 36 aircraft plus options for 66 more, which were terminated on March 25, 2002.

General Dynamics 2001 Annual Report 23

The Aerospace group backlog increased 43 percent in 2001, to $6.3 billion from $4.4 billion in 2000. This significant increase is attributable to another strong year for aircraft orders, including a large order placed by Executive Jet, a unit of Berkshire Hathaway and the leader in the fractional market.

     Forty-eight percent, or $2 billion, of the 2001 firm contracts backlog is with commercial customers other than Executive Jet and covers a wide spectrum of industries and customer groups. Backlog with Executive Jet approximates $1.8 billion, which includes firm contracts for 78 aircraft. The 2001 firm contracts backlog also contains approximately $400 from government customers, including orders from the National Center for Atmospheric Research, the U.S. Coast Guard, the Japanese Coast Guard, and Israel's Ministry of Defense for special mission aircraft.

     Options from Executive Jet, totaling $1 billion for 55 aircraft, make up the majority of the options backlog. Over 75 percent of the maintenance and support services backlog is also with Executive Jet.

     Following UAL Corporation's announcement on March 22, 2002 that it was closing its Avolar subsidiary, which was to engage in a fractional ownership program, the company terminated its agreements with Avolar, which previously represented $2.5 billion of total backlog. Prior to the termination of the Avolar agreements, contracts with Avolar represented approximately $800 of firm contracts backlog for 36 aircraft. The company believes that it will be able to re-market the aircraft previously under contract to Avolar.

OTHER

The company’s Other businesses consist of Freeman Energy, engaged in coal mining, Material Service, engaged in the supply of aggregates to the construction industry, and a leasing operation for liquefied natural gas tankers.

Results of Operations

Year Ended December 31	2001	2000	1999

Net Sales	$276	$253	$250
Operating Earnings	52	36	111

Earnings for 2001 reflected higher volume and profits in the aggregates and coal mining operations. In 2000, operating earnings corresponded to historical levels against slightly higher sales. Operating earnings for 1999 included $65 related to several non-recurring events, including the merger of the company’s and Gulfstream’s commercial pension plans, which resulted in the recognition of previously deferred gains of $126. Also during 1999, management decided not to make additional investments in its undeveloped high sulfur coal reserves and revalued these coal reserves and related assets, resulting in a non-cash charge to earnings of $61.

24 General Dynamics 2001 Annual Report

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

After spending $1.5 billion for acquisitions during 2001, the company ended the year with a cash balance of $442, net debt of $1,493, and a debt-to-capital ratio of 30 percent. With cash flow from business operations totaling $1 billion for 2001, the company expects to continue to generate funds from operations well in excess of its short- and long-term liquidity needs. Management defines cash flow from business operations, an internal performance measurement, as after-tax cash provided by business unit operating activities, net of capital expenditures and before corporate items. Management believes that the company has adequate funds on hand and capacity for additional long-term borrowings to provide ample strategic flexibility.

     The following is a discussion of the company’s major operating, investing and financing activities for each of the three years in the period ended December 31, 2001 as classified on the Consolidated Statement of Cash Flows.

Cash Provided by Operating Activities

Net cash provided by operating activities was $1,103, $1,071 and $1,016 in 2001, 2000 and 1999, respectively. The increase in 2001 over 2000 was due to cash generated from growth in the company’s defense operations. This increase was offset partially by a decrease in cash from the Aerospace group’s operations, primarily caused by the timing of aircraft payments. The increase in 2000 over 1999 was due in large part to the increase in cash from favorable order activity and the timing of aircraft payments in the Aerospace group. The increase in 2000 also stemmed from including the full-year results of the three business units acquired from GTE Corporation compared with only four months in 1999.

     Income Taxes. During 2001, the company reduced its liabilities for tax contingencies. The company recognized a non-cash benefit of $28, or $.14 per share, as a result of this adjustment. During 2000 and 1999, the company settled outstanding tax issues with the IRS, including its refund claims for research and experimentation tax credits, for the tax years 1990 through 1993 and 1986 through 1989. The company received cash refunds related to these settlements of $43 in 2000 and $334 in 1999.

     Income tax payments were $326, $281 and $303 in 2001, 2000 and 1999, respectively, and included federal, foreign and state taxes.

     Interest Expense. Cash paid for interest was $70, $78 and $52 in 2001, 2000 and 1999, respectively.

     Termination of A-12 Program. As discussed further in Note P to the Consolidated Financial Statements, litigation on the A-12 program termination has been in progress since 1991. In the event the company is ultimately found to have been in default on the contract, the government contends the company’s liability for principal and interest would be approximately $1.2 billion pretax, or $625 after-tax. The company has sufficient resources to pay such an obligation if required, and retain ample liquidity through internally generated cash flow from operations, additional borrowing capacity, as well as the ability to raise capital in the equity markets.

Cash Used for Investing Activities

Cash used in investing activities was $1,746 in 2001, $329 in 2000 and $1,223 in 1999. The primary uses of cash in investing activities are business acquisitions and capital expenditures.

     Business Acquisitions. On September 28, 2001, the company acquired Integrated Information Systems Group from Motorola, Inc. for $825 in cash.

     On June 5, 2001, the company acquired substantially all of the assets of Galaxy Aerospace Company LP for $330 in cash, after a purchase price adjustment received during the first quarter of 2002. The selling parties may receive additional payments, up to a maximum of approximately $300 through 2006, contingent on the achievement of specific revenue targets.

General Dynamics 2001 Annual Report 25

     On January 26, 2001, the company acquired Primex Technologies, Inc. for $334 in cash, plus the assumption of $204 in outstanding debt, $149 of which was repaid at the time of the acquisition.

     Also during 2001, the company acquired four aircraft service and maintenance facilities from BBA North America, which now conduct business as General Dynamics Aviation Services, and Spain’s leading defense manufacturer, renamed Santa Bárbara Sistemas by the company.

     On September 1, 1999, the company acquired three business units comprising Government Systems Corporation from GTE Corporation for $1.01 billion in cash.

     The company financed the above acquisitions by issuing commercial paper. For further discussion of these acquisitions, see Note B to the Consolidated Financial Statements.

     Capital Expenditures. The company completed a facility modernization project at its Bath Iron Works shipyard in 2001. The company invested a total of approximately $240, of which $105 was expended during 2000 and $115 expended through 1999. The company had no material commitments for capital expenditures as of December 31, 2001.

     Sale of Assets. On February 15, 2001, Gulfstream sold its engine overhaul business for $55.

     The company received approximately $40 in cash during the three-year period ended December 31, 2001 from the sale of certain vacant real estate located in southern California.

Cash Used for Financing Activities

Cash provided by financing activities was $908 in 2001, primarily from the debt proceeds used to finance the business acquisitions discussed above. This compares to cash used of $835 in 2000 and cash provided of $267 in 1999.

     Debt Proceeds, Net. The company received $825 in net proceeds from the issuance of commercial paper during 2001. As of December 31, 2001, the company had $1,165 of commercial paper outstanding at an average yield of approximately 2.06 percent with an average term of 39 days. The company expects to reissue commercial paper as it matures and has the option to extend the term up to 270 days. During 2001, the company secured two new committed lines of credit totaling $2 billion, split evenly between a 364-day and a 5-year term facility. Both facilities back the commercial paper program and replace the company’s previous lines of credit, which totaled $1.4 billion.

     On August 27, 2001, the company issued $500 of three-year floating rate notes due September 1, 2004. Interest on the notes resets quarterly at three-month LIBOR plus 0.22 percent, and is payable each March, June, September and December. The notes are redeemable in whole or in part at any time after September 1, 2002, and prior to their maturity at 100 percent of the principal amount of the notes to be redeemed plus any accrued but unpaid interest on the date the notes are redeemed. The net proceeds of the issuance were used to repay a portion of the borrowings under the company’s commercial paper program. On February 8, 2002, the company commenced an offer to exchange all original outstanding floating rate notes due 2004 for an equal principal amount of floating rate exchange notes that have been registered under the Securities Act of 1933, as amended. The exchange offer expired on March 11, 2002. The terms of the exchange notes are substantially identical to the outstanding notes, except that the exchange notes are freely tradable. These floating rate notes are guaranteed by certain of the company’s subsidiaries.

     Share Repurchases. On March 7, 2000, the company’s board of directors authorized management to repurchase up to 10 million shares of the company’s issued and outstanding common stock in the open market. During 2001, the company repurchased approximately 1.5 million shares of its common stock in the open market for a total of $113. During 2000, the company repurchased approximately 4.1 million shares for $208.

     Dividends. On March 6, 2002, the company’s board of directors declared an increased regular quarterly dividend of $.30 per share. The company previously increased the quarterly dividend to $.28 per share in March 2001, to $.26 per share in March 2000 and to $.24 per share in March 1999.

26 General Dynamics 2001 Annual Report

ADDITIONAL FINANCIAL INFORMATION

Critical Accounting Policies. The policies that management believes are critical and require the use of significant business judgment in their application are the company’s revenue recognition policies. Estimating is an integral part of a contractor’s business activities, and it is necessary to revise estimates on contracts continually as the work progresses. Such changes in estimates may necessitate revision of earnings rates and, accordingly, earnings reported in the future. The company’s revenue recognition policies are summarized in Note A of the Notes to Consolidated Financial Statements contained elsewhere in this Annual Report.

     Market Risk. The estimated fair value of the company’s financial instruments approximates carrying value. The company’s investment securities carry fixed rates of interest over their respective maturity terms. The company does not use derivatives to alter the interest characteristics of these instruments.

     The company’s operations attempt to minimize the effects of currency risk by borrowing externally in the local currency or by hedging their purchases made in foreign currencies, when practical. The company is exposed to the effects of foreign currency fluctuations on the U.S. dollar value of earnings from its international operations. As a matter of policy, the company does not engage in currency speculation. The company periodically enters into foreign currency derivatives, including forward exchange and currency swap contracts, to hedge its exposure to fluctuations in foreign currency exchange rates.

     One of the company’s Canadian subsidiaries holds privately placed U.S. dollar denominated senior notes of $150, which mature in September 2008. The subsidiary also has a currency swap that fixes its foreign currency variability on both the principal and interest portions of these notes. As of December 31, 2001, the fair value of this cash flow hedge was an $11 asset, which offset the effect of changes in the currency exchange rate on the related debt.

     There were no material derivative instruments designated as fair value or net investment hedges during the year ended December 31, 2001.

     New Accounting Standards. The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in October 2001 and No. 143, “Accounting for Asset Retirement Obligations,” in August 2001. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, including discontinued operations. The statement also broadens the definition of discontinued operations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. The company is required to adopt SFAS 144 during the first quarter of 2002 and SFAS 143 on January 1, 2003. The company does not expect the adoption of the standards to have a material impact on the company’s results of operations or financial condition.

     On June 30, 2001, the FASB issued SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The provisions of SFAS 142 eliminate amortization of goodwill and identifiable intangible assets with indefinite lives, and require an impairment assessment at least annually by applying a fair-value-based test. The company is required to adopt SFAS 142 on January 1, 2002. The company anticipates an annual increase to net earnings of approximately $45, or $.22 per diluted share, from the elimination of goodwill amortization. Management does not expect the other provisions of the statements to have a material impact on the company’s results of operations or financial condition.

General Dynamics 2001 Annual Report 27

CONSOLIDATED STATEMENT OF EARNINGS

	Year Ended December 31

(Dollars in millions, except per share amounts)	2001	2000	1999

Net Sales	$12,163	$10,356	$8,959
Operating costs and expenses	10,678	9,027	7,756

Operating Earnings	1,485	1,329	1,203
Interest expense, net	(56)	(60)	(34)
Other expense, net	(5)	(7)	(43)

Earnings Before Income Taxes	1,424	1,262	1,126
Provision for income taxes, net	481	361	246

Net Earnings	$943	$901	$880

Net Earnings Per Share:
Basic	$4.69	$4.51	$4.40
Diluted	$4.65	$4.48	$4.36

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

28 General Dynamics 2001 Annual Report

CONSOLIDATED BALANCE SHEET

	December 31

(Dollars in millions)	2001	2000

ASSETS
Current Assets:
Cash and equivalents	$442	$177
Accounts receivable	996	798
Contracts in process	1,737	1,238
Inventories	1,289	953
Other current assets	429	385

Total Current Assets	4,893	3,551

Noncurrent Assets:
Property, plant and equipment, net	1,768	1,294
Intangible assets, net	648	528
Goodwill, net	3,110	2,003
Other assets	650	611

Total Noncurrent Assets	6,176	4,436

	$11,069	$7,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt and current portion of long-term debt	$1,211	$340
Accounts payable	904	717
Other current liabilities	2,464	1,844

Total Current Liabilities	4,579	2,901

Noncurrent Liabilities:
Long-term debt	724	173
Other liabilities	1,238	1,093
Commitments and contingencies (see Note O)

Total Noncurrent Liabilities	1,962	1,266

Shareholders’ Equity:
Common stock, including surplus	694	619
Retained earnings	4,778	4,059
Treasury stock	(930)	(833)
Accumulated other comprehensive loss	(14)	(25)

Total Shareholders’ Equity	4,528	3,820

	$11,069	$7,987

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics 2001 Annual Report 29

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31

(Dollars in millions)	2001	2000	1999

Cash Flows from Operating Activities:
Net earnings	$943	$901	$880
Adjustments to reconcile net earnings to net cash provided by operating activities-
Depreciation, depletion and amortization of property, plant and equipment	171	145	129
Amortization of intangible assets and goodwill	100	81	64
Recognition of pension gains previously deferred	—	—	(126)
Revaluation of undeveloped coal reserves and equipment	—	—	61
Amortization of debt issuance costs on debt repaid	—	—	7
Deferred income tax provision	117	128	41
(Increase) decrease in assets, net of effects of business acquisitions-
Accounts receivable	(38)	(39)	36
Contracts in process	(223)	(82)	105
Inventories	(223)	11	(189)
Increase (decrease) in liabilities, net of effects of business acquisitions-
Accounts payable	48	76	79
Customer deposits on commercial contracts	(112)	44	(60)
Billings in excess of costs and estimated profits	256	(99)	—
Other, net	64	(95)	(11)

Net Cash Provided by Operating Activities	1,103	1,071	1,016

Cash Flows from Investing Activities:
Business acquisitions, net of cash acquired	(1,451)	(71)	(1,090)
Purchases of available-for-sale securities	(45)	(23)	(37)
Sales/maturities of available-for-sale securities	42	29	91
Capital expenditures	(356)	(288)	(197)
Proceeds from sale of assets	96	33	18
Other, net	(32)	(9)	(8)

Net Cash Used by Investing Activities	(1,746)	(329)	(1,223)

Cash Flows from Financing Activities:
Net proceeds from (repayments of) commercial paper	825	(508)	844
Proceeds from issuance of floating rate notes	500	—	—
Repayment of finance operations debt	(20)	(18)	(59)
Net repayments of other debt	(133)	(10)	(374)
Dividends paid	(219)	(202)	(136)
Purchases of common stock	(113)	(208)	(59)
Proceeds from option exercises	68	111	51

Net Cash Provided (Used) by Financing Activities	908	(835)	267

Net Increase (Decrease) in Cash and Equivalents	265	(93)	60
Cash and Equivalents at Beginning of Year	177	270	210

Cash and Equivalents at End of Year	$442	$177	$270

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

30 General Dynamics 2001 Annual Report

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock				Treasury Stock
				Retained			Comprehensive
(Dollars in millions, except share amounts)	Shares	Par	Surplus	Earnings	Shares	Amount	Income

Balance, December 31, 1998	241,348,865	$241	$243	$2,639	(42,081,130)	$(706)

Net earnings				880			$880
Cash dividends declared				(156)
Shares issued under compensation plans	864,252		32		2,158,056	34
Tax benefit of exercised stock options			29
Shares purchased	(1,272,800)		(58)		(19,100)	(1)
Shares issued for business acquisition					15,424
Unrealized losses on securities							(2)
Foreign currency translation adjustments							5

Balance, December 31, 1999	240,940,317	241	246	3,363	(39,926,750)	(673)	$883

Net earnings				901			$901
Cash dividends declared				(205)
Shares issued under compensation plans			97		3,542,282	48
Tax benefit of exercised stock options			35
Shares purchased					(4,054,200)	(208)
Unrealized gains on securities							1
Minimum pension liability adjustment							2
Foreign currency translation adjustments							(21)

Balance, December 31, 2000	240,940,317	241	378	4,059	(40,438,668)	(833)	$883

Net earnings				943			$943
Cash dividends declared				(224)
Shares issued under compensation plans			54		1,710,198	16
Tax benefit of exercised stock options			21
Shares purchased					(1,466,300)	(113)
Foreign currency translation adjustments							11

Balance, December 31, 2001	240,940,317	$241	$453	$4,778	(40,194,770)	$(930)	$954

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics 2001 Annual Report 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share amounts or unless otherwise noted)

A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. The company’s businesses include information and communications technology, land and amphibious combat systems, naval and commercial shipbuilding, and business aviation. The company also owns a coal mining operation, an aggregates operation and a leasing operation for liquefied natural gas (LNG) tankers. The company’s primary customers are the U.S. military, other government organizations, the armed forces of allied nations, and a diverse base of corporate and industrial buyers.

     Basis of Consolidation and Use of Estimates. The Consolidated Financial Statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue Recognition. Sales and earnings under long-term defense contracts and programs are accounted for using the percentage-of-completion method of accounting. The company uses estimated earnings rates on similar, economically interdependent contracts to develop program earnings rates for contracts that meet Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” criteria. Earnings rates are applied to all contract costs, including general and administrative expenses, to determine sales and operating earnings. Earnings rates are reviewed periodically to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

     Any anticipated losses on defense contracts and programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from a claims process is not recognized either as income or as an offset against a potential loss until the claim can be reliably estimated and its realization is probable.

     Contracts for aircraft certified by the Federal Aviation Authority are accounted for in accordance with Statement of Position 81-1. These contracts usually provide for two major milestones, the manufacture of the “green” aircraft and its completion, which includes exterior painting and installation of customer-selected interiors and optional avionics. Revenues are initially recorded when green aircraft are delivered to the customer and subsequently when the customer accepts final delivery of the fully outfitted aircraft. Sales of all other aircraft products and services are recognized when delivered or the service is performed.

     General and Administrative Expenses. General and administrative expenses were $823, $647 and $570 in 2001, 2000 and 1999, respectively, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

     Interest Expense, Net. Interest expense was $68, $72 and $53 in 2001, 2000 and 1999, respectively. Interest payments, including interest on finance operations debt, were $70, $78 and $52 in 2001, 2000 and 1999, respectively.

     Cash and Equivalents and Investments in Debt and Equity Securities. The company classifies its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all investments in debt and equity securities to fair value. Market adjustments are recognized in the statement of earnings for trading securities and are included as a component of accumulated other comprehensive income for available-for-sale securities. The company had $47 and $43 in available-for-sale investments at December 31, 2001 and 2000, respectively. The company had no investments classified as trading securities at the end of either period.

     Accounts Receivable and Contracts in Process. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term defense contracts and programs on which revenue has been recognized, but billings have not yet been presented to the customer (unbilled receivables), are included in contracts in process.

     Inventories. Work in process inventories represent aircraft components and are stated at the lower of cost (based on estimated average unit cost of the number of units in a production lot, or specific identification) or market. Raw materials are stated at the lower of cost (first-in, first-out method) or market. Pre-owned aircraft acquired in connection with the sale of new aircraft are recorded at the lower of the trade-in value (determined at the time of trade and based on estimated fair value) or estimated net realizable value.

     Property, Plant and Equipment, Net. Property, plant and equipment is carried at historical cost, net of accumulated depreciation, depletion and amortization. Most of the company’s assets are depreciated using accelerated methods, with the remainder using the straight-line method. Buildings and improvements are depreciated over periods up to 50 years. Machinery and equipment is depreciated

32 General Dynamics 2001 Annual Report

over periods up to 28 years. Depletion of mineral reserves is computed using the units-of-production method.

     Impairment of Long-Lived Assets. Long-lived assets, identifiable intangibles and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The company assesses the recoverability of the cost of the asset based on a review of projected undiscounted cash flows. In the event an impairment loss is identified, it is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. If an asset is held for sale, the company reviews its estimated fair value less cost to sell. The company will change its accounting for the impairment of long-lived assets beginning in 2002. See “New Accounting Standards” discussion for further details.

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

     Translation of Foreign Currencies. Local currencies have been determined to be functional currencies for the company’s international operations. Foreign currency balance sheets are translated at the end-of-period exchange rates and earnings statements at the average exchange rates for each period. The resulting foreign currency translation adjustments are included in the calculation of accumulated other comprehensive income and included in shareholders’ equity on the Consolidated Balance Sheet.

     Derivative Instruments and Hedging Activities. The company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and 138, on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the guidelines stipulated in SFAS 133. The adoption of the standard did not have a material impact on the company’s results of operations or financial condition.

     New Accounting Standards. The Financial Accounting Standards Board (FASB) issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on October 3, 2001 and SFAS 143, “Accounting for Asset Retirement Obligations,” on August 16, 2001. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, including discontinued operations. The statement also broadens the definition of discontinued operations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. The company is required to adopt SFAS 144 during the first quarter of 2002 and SFAS 143 on January 1, 2003. The company does not expect the adoption of the standards to have a material impact on the company’s results of operations or financial condition.

     The FASB issued SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets,” on June 30, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The provisions of SFAS 142 eliminate amortization of goodwill and identifiable intangible assets with indefinite lives, and require an impairment assessment at least annually by applying a fair-value-based test. The company is required to adopt SFAS 142 on January 1, 2002. The company anticipates an annual increase to net earnings of approximately $45, or $.22 per diluted share, from the elimination of goodwill amortization. Management does not expect the other provisions of the statements to have a material impact on the company’s results of operations or financial condition.

     Classification. Consistent with defense industry practice, the company classifies assets and liabilities related to long-term production contracts as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

General Dynamics 2001 Annual Report 33

B.     BUSINESS COMBINATIONS

Pooling of Interests Method

On July 30, 1999, the company acquired Gulfstream Aerospace Corporation (Gulfstream), in a one-for-one common stock share exchange. Gulfstream is a leading designer, developer, manufacturer, marketer and service provider of technologically advanced business jet aircraft. The acquisition was accounted for as a pooling of interests. Accordingly, periods prior to the combination include the accounts and results of operations of Gulfstream.

Purchase Method

On September 28, 2001, the company acquired Integrated Information Systems Group from Motorola, Inc. for $825 in cash. The company financed the acquisition by issuing commercial paper. Renamed General Dynamics Decision Systems (Decision Systems), this business provides technologies, products and systems for information assurance, communications and situational awareness markets in the U.S. and abroad. Decision Systems is part of the Information Systems and Technology business group.

     On July 25, 2001, the company acquired Empresa Nacional Santa Bárbara de Industrias Militares, S.A., of Madrid, Spain, and Santa Bárbara Blindados, S.A., of Seville. The new combined entity, renamed Santa Bárbara Sistemas, S.A., produces combat vehicles and munitions. Santa Bárbara Sistemas is part of the Combat Systems business group.

     On June 5, 2001, the company acquired substantially all of the assets of Galaxy Aerospace Company LP for $330 in cash, after a purchase price adjustment received during the first quarter of 2002. The company financed the acquisition by issuing commercial paper. The selling parties may receive additional payments, up to a maximum of approximately $300 through 2006, contingent on the achievement of specific revenue targets. The acquired operation designs and manufactures the mid-size Gulfstream 100 and the super mid-size Gulfstream 200.

     On January 26, 2001, the company acquired Primex Technologies, Inc. for $334 in cash, plus the assumption of $204 in outstanding debt, $149 of which was repaid at the time of the acquisition. The company financed the acquisition by issuing commercial paper. Renamed General Dynamics Ordnance and Tactical Systems, Inc., this business provides medium- and large-caliber ammunition, propellants, satellite propulsion systems and electronics products to the U.S. and its allies, as well as domestic and international industrial customers. Ordnance and Tactical Systems is part of the Combat Systems business group.

     On September 1, 1999, the company acquired three business units comprising Government Systems Corporation from GTE Corporation for $1.01 billion in cash. The company financed the acquisition by issuing commercial paper. Government Systems Corporation is a leader in the advancement of C4ISR (command and control, communications, computers, intelligence, surveillance and reconnaissance); electronic defense systems; communication switching; and information systems for defense, government and industry in the U.S. and abroad. Government Systems Corporation is part of the Information Systems and Technology business group.

     The purchase prices of the above acquisitions have been allocated to the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill (see Note H). Certain of the estimates related to Decision Systems, Santa Bárbara Sistemas and the Galaxy Aerospace acquisition are still preliminary at December 31, 2001, but will be finalized within one year from their respective dates of acquisition. The operating results of the acquired businesses have been included with those of the company from their respective closing dates.

C.     EARNINGS PER SHARE

Basic and diluted weighted average shares outstanding were as follows (in thousands):

Year Ended December 31	2001	2000	1999

Basic weighted average shares outstanding	201,142	199,840	199,988
Assumed exercise of options	1,608	1,200	1,945
Contingently issuable shares	157	222	124

Diluted weighted average shares outstanding	202,907	201,262	202,057

34 General Dynamics 2001 Annual Report

     D.     INCOME TAXES

     The net provision for income taxes included on the Consolidated Statement of Earnings is summarized as follows:

Year Ended December 31	2001	2000	1999

Current:
U.S. federal	$374	$300	$344
State	16	18	18
Foreign	2	5	8

Total current	392	323	370

Deferred:
U.S. federal	118	134	51
State	(1)	(5)	(11)
Foreign	—	(1)	1

Total deferred	117	128	41

Tax adjustments and credits	(28)	(90)	(165)

	$481	$361	$246

The provision for state and local income taxes that is allocable to U.S. government contracts is included in operating costs and expenses on the Consolidated Statement of Earnings and therefore not included in the provision above.

     During the first quarter of 2001, the company reduced its liabilities for tax contingencies. The company recognized a non-cash benefit of $28, or $.14 per share, as a result of this adjustment.

     During the third quarter of 2000, the company and the Internal Revenue Service (IRS) settled outstanding tax issues, including the company’s remaining refund claim for research and experimentation tax credits, for the years 1990 through 1993. The company recognized a benefit of $90, or $.45 per share, as a result of this settlement. During the first quarter of 1999, the company and the IRS settled outstanding tax issues, including refund claims for research and experimentation tax credits, for the years 1981 through 1989 for approximately $334 (including before-tax interest). The company recognized a benefit of $165 (net of amounts previously recorded in 1991 and 1992), or $.82 per diluted share, as a result of this settlement.

     During the first quarter of 2000, all matters related to Gulfstream’s consolidated federal income tax returns for the years up to and including 1994 were resolved with no material impact on the company’s results of operations or financial condition.

     The reconciliation from the statutory federal income tax rate to the company’s effective income tax rate is as follows:

Year Ended December 31	2001	2000	1999

Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax adjustments and credits	(2.0)	(7.1)	(14.7)
State tax on commercial operations, net of federal benefits	1.1	1.0	0.9
Other, net	(0.3)	(0.3)	0.6

Effective income tax rate	33.8%	28.6%	21.8%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

December 31	2001	2000

Postretirement liabilities	$98	$97
A-12 termination	90	95
Accrued costs on disposed businesses	30	41
Long-term contract costing methods	—	35
Coal mining liabilities	24	25
Other	366	247

Deferred assets	$608	$540

Capital Construction Fund	$124	$105
Commercial pension asset	103	93
Lease income	52	57
Intangible assets	78	47
Property basis differences	63	47
Other	45	28

Deferred liabilities	$465	$377

Net deferred tax asset	$143	$163

The Capital Construction Fund (CCF) is a program established by the U.S. government and administered by the Maritime Administration. The purpose of the program is to support the acquisition, construction, reconstruction, or operation of U.S. flag merchant marine vessels. It provides for the deferral of federal and state income taxes on earnings derived from eligible programs as long as the

General Dynamics 2001 Annual Report 35

funds are deposited and used for qualified activities. Unqualified withdrawals are subject to taxation plus interest. The CCF must be collateralized by qualified assets defined by the Maritime Administration. At December 31, 2001, the company had assigned approximately $160 in U.S. government accounts receivable to the CCF.

     Based on the level of projected earnings and current backlog, no material valuation allowance was required for the company’s deferred tax assets at December 31, 2001 and 2000. The current portion of the net deferred tax asset was $331 and $318 at December 31, 2001 and 2000, respectively, and is included in other current assets on the Consolidated Balance Sheet.

     Income tax payments were $326, $281 and $303 in 2001, 2000 and 1999, respectively, and included federal, foreign and state taxes.

     The IRS has completed its examination of the company’s 1994 and 1995 income tax returns. The company has protested certain issues raised during the 1994 and 1995 examination to the IRS Appeals Division. The IRS has commenced its examination of the company’s 1996 through 1998 income tax returns. On November 27, 2001, the company filed a refund suit, titled General Dynamics v. United States, for the years 1991 to 1993 in the U.S. Court of Federal Claims. The suit seeks recovery of refund claims that were disallowed by the IRS at the administrative level. If the court awards a full recovery to the company, the refund could exceed $100 (including after-tax interest). The litigation is expected to take several years to resolve. The company has recognized no income from this matter.

     The company has recorded liabilities for tax contingencies for open years. Resolution of tax matters for these years is not expected to have a material impact on the company’s results of operations or financial condition.

E.     CONTRACTS IN PROCESS

Contracts in process primarily represent costs and accrued profit related to defense contracts and programs, and consisted of the following:

December 31	2001	2000

Contract costs and estimated profits	$13,481	$10,798
Other contract costs	731	718

	14,212	11,516
Less advances and progress payments	12,475	10,278

	$1,737	$1,238

Contract costs include production costs and related overhead, such as general and administrative expenses. Other contract costs primarily represent amounts required to be recorded under accounting principles generally accepted in the United States that are not currently allocable to contracts, such as a portion of the company’s estimated workers’ compensation, other insurance-related assessments, retirement benefits and environmental expenses. Recovery of these costs under contracts is considered probable based on the company’s backlog. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of the company’s remaining contracts could be affected.

F.     INVENTORIES

Inventories consisted primarily of commercial aircraft components, as follows:

December 31	2001	2000

Work in process	$643	$405
Raw materials	361	289
Pre-owned aircraft	254	236
Other	31	23

	$1,289	$953

Other inventories consisted primarily of coal and aggregates, which are stated at the lower of average cost or estimated net realizable value.

36 General Dynamics 2001 Annual Report

G.     PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment were as follows:

December 31	2001	2000

Land and improvements	$159	$123
Mineral reserves	76	69
Buildings and improvements	1,090	607
Machinery and equipment	2,065	1,568
Construction in process	148	273

	3,538	2,640
Less accumulated depreciation, depletion and amortization	1,770	1,346

	$1,768	$1,294

Certain of the company’s plant facilities are provided by the U.S. government and therefore are not included above.

H.     INTANGIBLE ASSETS AND GOODWILL, NET

Intangible assets consisted of the following:

December 31	2001	2000

Contract and program intangibles	$465	$446
Other intangible assets	183	82

	$648	$528

Intangible assets were shown net of accumulated amortization of $172 and $139 at December 31, 2001 and 2000, respectively. Contract and program intangibles are amortized on a straight-line basis over periods ranging from 25 to 40 years. Other intangible assets consisted primarily of aircraft product design, licenses, customer lists and workforce. These other intangible assets are amortized over periods ranging from 3 to 21 years. Other also included approximately $20 in trademarks with an indefinite life.

     Goodwill resulted from the company’s business acquisitions. Goodwill acquired prior to July 1, 2001, is amortized on a straight-line basis primarily over 40 years and was shown net of accumulated amortization of $198 and $131 at December 31, 2001 and 2000, respectively. As of December 31, 2001, approximately $650 of goodwill related to Decision Systems was not subject to amortization.

I.     OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

December 31	2001	2000

Workers’ compensation	$473	$454
Billings in excess of costs and estimated profits	407	43
Customer deposits on commercial contracts	358	518
Retirement benefits	264	253
Salaries and wages	225	182
Other	737	394

	$2,464	$1,844

Other consisted primarily of contract-related costs assumed in business acquisitions, dividends payable, environmental remediation reserves, warranty reserves and the current portion of the company’s finance operation debt (see Note M).

J.     DEBT

Debt (excluding finance operation discussed in Note M) consisted of the following:

December 31	2001	2000

Commercial paper, net of unamortized discount	$1,165	$340
Floating rate notes	500	—
Senior notes	150	150
Term debt	50	—
Industrial development bonds	15	15
Other	55	8

	1,935	513
Less current portion	1,211	340

	$724	$173

As of December 31, 2001, the company had $1,167 par value discounted commercial paper outstanding at an average yield of approximately 2.06 percent with an average term of approximately 39 days. During 2001, the company secured two new committed lines of credit totaling $2 billion, split evenly between a

General Dynamics 2001 Annual Report 37

364-day and a 5-year term facility. Both facilities back the commercial paper program and replace the company’s previous lines of credit, which totaled $1.4 billion.

     On August 27, 2001, the company issued $500 of three-year floating rate notes due September 1, 2004. Interest on the notes resets quarterly at three-month LIBOR plus 0.22 percent, and is payable each March, June, September and December. The notes had an average interest rate of 3.42 percent for the year ended December 31, 2001. The notes are redeemable in whole or in part at any time after September 1, 2002, and prior to their maturity at 100 percent of the principal amount of the notes to be redeemed plus any accrued but unpaid interest on the date the notes are redeemed. On February 8, 2002, the company commenced an offer to exchange all original outstanding floating rate notes due 2004 for an equal principal amount of floating rate exchange notes that have been registered under the Securities Act of 1933, as amended. The exchange offer expired on March 11, 2002. The terms of the exchange notes are substantially identical to the outstanding notes, except that the exchange notes are freely tradable. These floating rate notes are guaranteed by certain of the company’s subsidiaries. See Note U for condensed consolidating financial statements.

     The senior notes are privately placed U.S. dollar denominated notes held by one of the company’s Canadian subsidiaries. Interest is payable semi-annually at an annual rate of 6.32 percent, until maturity in September 2008. The subsidiary has a currency swap, which fixes its foreign currency variability on both the principal and interest components of these notes. See Note N for fair value discussion of the currency swap.

     The term debt was assumed in connection with the company’s acquisition of Primex Technologies, Inc. Sinking fund payments of $5 are required in December of each of the years 2002 through 2007, with the remaining $20 payable in December 2008. Interest is payable in June and December at the rate of 7.5 percent annually.

     The industrial development bonds are due December 1, 2002, and bear interest at 6.6 percent per annum with interest payable semi-annually.

     At December 31, 2001, other consisted of $24 drawn under a bank line of credit, a $16 note payable to a Spanish government entity and three capital lease arrangements totaling $15. Annual principal payments on the note payable are $2 in both 2002 and 2003, $10 in 2004, $1 in 2005, with the balance due in 2006. Interest is payable each December at the rate of 3.85 percent annually. The capital leases extend through 2010.

K.     OTHER LIABILITIES

Other liabilities consisted of the following:

December 31	2001	2000

Retirement benefits	$340	$324
Deferred U.S. federal income taxes	215	169
Customer deposits on commercial contracts	100	48
Accrued costs on disposed businesses	85	116
Coal mining related liabilities	71	73
Other	427	363

	$1,238	$1,093

The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include postretirement benefits, environmental, legal and other costs.

     The company has certain liabilities that are specific to the coal mining industry, including workers’ compensation and reclamation. The company is subject to the Federal Coal Mine Health & Safety Act of 1969, as amended, and the related workers’ compensation laws in the states in which it has operated. These laws require the company to pay benefits for occupational disability resulting from coal workers’ pneumoconiosis (black lung). The liability for known claims and an actuarially determined estimate of future claims that will be awarded to current and former employees is discounted based on an appropriate discount rate. Liabilities to reclaim land disturbed by the mining process and to perform other closing functions are recorded over the estimated production lives of the mines.

     Other consisted primarily of liabilities for tax contingencies for open years, warranty reserves, long-term debt for the company’s finance operation (see Note M), and workers’ compensation.

38 General Dynamics 2001 Annual Report

L.     SHAREHOLDERS’ EQUITY

Authorized Stock. On July 30, 1999, the company’s shareholders approved an amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 200 million shares to 300 million shares of $1 par value common stock. Other authorized capital stock of the company consists of 50 million shares of $1 par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

     Dividends per Share. Dividends per share were $1.12, $1.04 and $.96 in 2001, 2000 and 1999, respectively.

     Shares Outstanding. The company had 200,745,547, 200,501,649 and 201,013,567 shares of common stock outstanding as of December 31, 2001, 2000 and 1999, respectively. No shares of the company’s preferred stock are currently outstanding.

M.     FINANCE OPERATION

The company owns three LNG tankers, which are leased to a nonrelated company. The leases are financed by privately-placed bonds, which are secured by the LNG tankers. The bonds are callable under certain conditions and are nonrecourse to the company. Accordingly, the company is not obligated to repay the debt in the event the lessee defaults on the lease payments. Outstanding debt was $43 and $63 at December 31, 2001 and 2000, respectively. Principal payments on the debt are made semi-annually and are scheduled as follows, $23 in 2002, $17 in 2003, and $3 at maturity in 2004. The weighted average interest rate on the debt is 6.2 percent.

     The leases are classified as direct financing leases and extend through 2009. The components of the company’s net investment in the leases receivable were as follows:

December 31	2001	2000

Aggregate future minimum lease payments	$195	$225
Unguaranteed residual value	38	38
Unearned interest income	(79)	(95)

	$154	$168

The company is scheduled to receive minimum lease payments of $31 in both 2002 and 2003, $24 in 2004 and $21 in 2005 and 2006.

N.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company’s financial instruments approximates carrying value. Fair value is generally based on quoted market prices, except the finance operation debt, where fair value is based on risk-adjusted discount rates.

     The company’s operations attempt to minimize the effects of currency risk by borrowing externally in the local currency or by hedging their purchases made in foreign currencies, when practical. The company is exposed to the effects of foreign currency fluctuations on the U.S. dollar value of earnings from its international operations. As a matter of policy, the company does not engage in currency speculation. The company periodically enters into foreign currency derivatives, including forward exchange and currency swap contracts, to hedge its exposure to fluctuations in foreign currency exchange rates.

     As of December 31, 2001, the company’s sole cash flow hedge was the currency swap discussed in Note J. Fair value of this currency swap was an $11 asset, which offset the effect of changes in the currency exchange rate on the related debt. There were no material derivative instruments designated as fair value or net investment hedges during the year ended December 31, 2001.

O.     COMMITMENTS AND CONTINGENCIES

Litigation

The company is subject to litigation and other legal proceedings arising out of the ordinary course of its business or arising under provisions relating to the protection of the environment. Claims made by and against the company regarding the development of the Navy’s A-12 aircraft are discussed in Note P.

     On May 7, 1999, a whistleblower suit was filed under seal against the company in the United States Bankruptcy Court for the District of South Carolina. The plaintiff alleges that the company violated the False Claims Act, by omitting certain facts when it testified before Congress in 1995 concerning funding for the third Seawolf-attack submarine. The plaintiff seeks damages in the amount of the contract award for the third Seawolf, subject to trebling under the False Claims Act. The Department of Justice declined to intervene in the case on the plaintiff’s behalf and the suit was unsealed in December 2000. The complaint has been removed to the United States District Court for the District of South Carolina.

     The Court has directed discovery on the issue of whether the alleged omissions by the company were material to the government’s decision to award the third Seawolf to the company. The parties filed motions on this issue on March 15, 2002. The company believes that it has

General Dynamics 2001 Annual Report 39

substantial legal and factual arguments that will result in either the dismissal of the case or a judgment in the company’s favor.

     Various claims and other legal proceedings generally incidental to the normal course of business are pending or threatened against the company. While the company cannot predict the outcome of these matters, the company believes its potential liabilities in these proceedings, individually or in the aggregate, will not have a material impact on the company’s results of operations or financial condition.

Minimum Lease Payments

Total rental expense under operating leases was $111, $71 and $62 for 2001, 2000 and 1999, respectively. Future minimum lease payments due during the next five years are as follows:

2002	$105
2003	90
2004	84
2005	73
2006	45
2007 and thereafter	169

$566

Operating leases are primarily for facilities and equipment. In addition, the company has significant operating lease obligations related to its underwater fiber-optic cable installation business. At December 31, 2001, the company had leased four ships with expiration dates through 2006.

Other

In the ordinary course of business, the company has entered into letters of credit and other similar arrangements with financial institutions and insurance carriers aggregating approximately $880 at December 31, 2001. The company was contingently liable for certain other guarantees totaling approximately $65 at December 31, 2001. The company knows of no event of default that would require it to satisfy these guarantees.

     The company has agreements with certain of its suppliers to procure major aircraft components such as engines, wings and avionics. These supplier agreements vary in length from three to six years and generally provide for price and quantity of components to be supplied. In connection with the Gulfstream 100/200 and Gulfstream V/V-SP programs, the company has entered into revenue sharing agreements with three suppliers. Under the terms of these agreements, the suppliers are required to design, manufacture and supply certain aircraft components, including the fuselage for the Gulfstream 100/200 aircraft, in exchange for a fixed percentage of the revenues associated with such aircraft. Payments to the suppliers are made generally on a pro rata basis concurrent with the associated customer deposits received on the aircraft sales agreements.

     As of December 31, 2001, in connection with orders for eleven Gulfstream V-SP and two Gulfstream 200 aircraft in firm contracts backlog, the company had offered customers trade-in options, which may or may not be exercised by the customers. Under these options, if exercised, the company will accept trade-in aircraft, primarily Gulfstream IVs/IV-SPs and Gulfstream Vs, at a guaranteed minimum trade-in price. Management believes that the fair market value of all such aircraft equals or exceeds the specified trade-in values.

P.     TERMINATION OF A-12 PROGRAM

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

     On July 1, 1999, the Court of Appeals found that the Trial Court erred in converting the termination for default to a termination for convenience without first determining whether a default existed. The Court of Appeals remanded the case for determination of whether the government’s default termination was justified. On August 31, 2001, following the trial on remand, the Trial Court issued an

40 General Dynamics 2001 Annual Report

opinion upholding the default termination of the A-12 contract. In its opinion, the Trial Court rejected all of the government’s arguments to sustain the default termination except for one, schedule. With respect to the government’s schedule arguments, the Trial Court held that the schedule the government unilaterally imposed was reasonable and enforceable, and that the government had not waived that schedule. On the sole ground that the contractors were not going to deliver the first aircraft on the date provided in the unilateral schedule, the Trial Court upheld the default termination and entered judgment for the government.

     The contractors filed post-trial motions seeking reconsideration by the Trial Court of its opinion and judgment. On October 4, 2001, the Trial Court denied the contractors’ post-trial motions. On November 30, 2001, the company filed its notice of appeal.

     The company continues to believe strongly in the merits of its case. The company believes that in concluding to the contrary on remand, the Trial Court applied incorrect legal standards and otherwise erred as a matter of law. The company believes that it has substantial arguments on appeal to persuade the Court of Appeals to reverse the Trial Court’s judgment. The contractors have asked the Navy to confirm the deferral of payment through the pendency of the appeal. The contractors and the Navy have not yet reached an agreement with respect to this request.

     If, contrary to the company’s expectations, the default termination is sustained on appeal, the contractors could be required to repay the government as much as $1,352 for progress payments received for the A-12 contract plus interest (approximately $970 at December 31, 2001). In this outcome, the government contends the company’s liability would be approximately $1.2 billion pretax, $625 after-tax to be taken as a charge against discontinued operations. The company has sufficient resources to pay such an obligation if required.

Q.     INCENTIVE COMPENSATION PLAN

Under the 1997 Incentive Compensation Plan, awards may be granted in cash, common stock, options to purchase common stock, restricted shares of common stock, or any combination of these. Awards of stock options and restricted stock are intended to qualify as deductible, performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Incentive Compensation Plan awards of cash and unrestricted stock are not designed to be deductible by the company under Section 162(m).

     Stock options may be granted either as incentive stock options, intended to qualify under Section 422 of the Code, or as options not qualified under the Code. All options are issued with an exercise price at or above 100 percent of the fair market value of the common stock on the date of grant. Options granted under Gulfstream’s incentive compensation plans prior to the acquisition were subject to different vesting periods based on the terms of the plans. At the time of the acquisition, substantially all of the outstanding Gulfstream options became fully vested.

     A grant of restricted shares pursuant to the Incentive Compensation Plan is a transfer of shares of common stock, for such consideration and subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Compensation Committee (or subcommittee thereof) may determine. Until the end of the applicable period of restriction, the restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon. Awards of restricted shares may be granted pursuant to a performance formula whereby the number of shares initially granted increases or decreases based on the increase or decrease in the price of the common stock over a performance period.

     Information with respect to restricted stock awards was as follows:

Year Ended December 31	2001	2000	1999

Number of shares awarded	340,888	385,023	540,661
Weighted average grant price	$71.39	$44.15	$60.15

There were 1,372,394 shares of restricted stock outstanding at December 31, 2001.

General Dynamics 2001 Annual Report 41

     Information with respect to stock options was as follows:

Year Ended December 31	2001	2000	1999

Number of shares:
Outstanding at beginning of year	6,573,599	7,502,881	8,672,328
Granted	2,418,080	2,961,050	1,666,720
Exercised	(1,766,787)	(3,669,070)	(2,622,081)
Canceled	(158,779)	(221,262)	(214,086)

Outstanding at end of year	7,066,113	6,573,599	7,502,881

Exercisable at end of year	3,237,568	3,023,399	5,419,012

Weighted average exercise price:
Outstanding at beginning of year	$44.57	$39.82	$30.35
Granted	72.18	43.17	59.62
Exercised	42.61	33.11	20.64
Canceled	53.29	54.76	49.23
Outstanding at end of year	54.31	44.57	39.82
Exercisable at end of year	46.02	42.45	34.16

Information with respect to stock options outstanding and exercisable at December 31, 2001, was as follows:

Options Outstanding

	Number	Weighted		Weighted
Range of	Outstanding	Average Remaining		Average
Exercise Prices	at 12/31/01	Contractual Life		Exercise Price

$4.10 - 11.37	90,532	1.87	years	$4.54
22.03 - 41.66	344,503	0.22		32.91
42.71 - 46.84	3,151,779	2.75		42.88
49.81 - 59.38	916,926	2.48		57.97
62.43 - 88.63	2,562,373	4.05		71.70

	7,066,113

Options Exercisable

	Number	Weighted
Range of	Exercisable	Average
Exercise Prices	at 12/31/01	Exercise Price

$4.10 - 11.37	90,532	$4.54
22.03 - 41.66	344,503	32.91
42.71 - 46.84	1,797,412	43.00
49.81 - 59.38	866,193	58.23
62.43 - 88.63	138,928	68.07

	3,237,568

At December 31, 2001, in addition to the shares reserved for issuance on the exercise of options outstanding, 9,726,157 treasury shares have been reserved for options that may be granted in the future.

     Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company’s incentive compensation plans, the company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

Year Ended December 31		2001	2000	1999

Net Earnings:	As reported	$943	$901	$880
	Pro forma	921	886	853
Net Earnings Per Share—Basic:	As reported	$4.69	$4.51	$4.40
	Pro forma	4.58	4.43	4.27
Net Earnings Per Share—Diluted:	As reported	$4.65	$4.48	$4.36
	Pro forma	4.54	4.40	4.22

Weighted average fair value of options granted		$17.67	$10.20	$8.74

The compensation cost calculated under the fair value approach shown above is recognized over the vesting period of the stock options. Fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for all years presented: (1) expected dividend yields from 1.3 to 1.8 percent, (2) expected volatility from 17.8 to 30.8 percent, (3) risk-free interest rates from 4.7 to 6.7 percent and (4) expected lives from 30 months to 54 months.

42 General Dynamics 2001 Annual Report

R.     RETIREMENT PLANS

The company provides defined pension and other postretirement benefits to certain eligible employees. The following is a reconciliation of the benefit obligations, plan/trust assets, and funded status of the company’s plans:

	Pension Benefits		Other Postretirement Benefits

	2001	2000	2001	2000

Change in Benefit Obligation
Benefit obligation at beginning of year	$(4,579)	$(4,393)	$(835)	$(778)
Service cost	(130)	(121)	(11)	(10)
Interest cost	(338)	(322)	(62)	(56)
Amendments	(24)	(32)	(56)	—
Actuarial (loss) gain	(156)	49	(65)	(53)
Acquisitions/other	(195)	(6)	(25)	(2)
Benefits paid	260	246	70	64

Benefit obligation at end of year	$(5,162)	$(4,579)	$(984)	$(835)

	Pension Benefits		Other Postretirement Benefits

	2001	2000	2001	2000

Change in Plan/Trust Assets
Fair value of assets at beginning of year	$6,165	$5,722	$349	$366
Actual return on plan/trust assets	80	695	(16)	—
Acquisitions	134	—	10	—
Employer contributions	1	6	20	18
Curtailment/settlement	(13)	(12)	—	—
Benefits paid	(260)	(246)	(39)	(35)

Fair value of assets at end of year	$6,107	$6,165	$324	$349

	Pension Benefits		Other Postretirement Benefits

	2001	2000	2001	2000

Funded Status Reconciliation
Funded status	$945	$1,586	$(660)	$(486)
Unrecognized net actuarial (gain) loss	(682)	(1,285)	37	(72)
Unrecognized prior service cost	242	252	47	(11)
Unrecognized transition (asset) obligation	(2)	(9)	34	45

Prepaid (accrued) benefit cost	$503	$544	$(542)	$(524)

General Dynamics 2001 Annual Report 43

	Pension Benefits			Other Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Assumptions at December 31
Discount rate	7.25%	7.50%	7.50%	7.25%	7.50%	7.50%
Varying rates of increase in compensation levels based on age	4.00-11.00%	4.00-11.00%	4.00-11.00%
Expected weighted average long-term rate of return on assets	8.16%	8.31%	8.31%	8.00%	8.00%	8.00%
Assumed health care cost trend rate for next year:
Post-65 claim groups				4.75%	5.75%	6.75%
Pre-65 claim groups				4.75%	5.75%	6.75%

     Net periodic pension and other postretirement benefits costs included the following:

	Pension Benefits			Other Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Service cost	$130	$121	$112	$11	$10	$10
Interest cost	338	322	281	62	56	51
Expected return on plan assets	(486)	(445)	(397)	(25)	(24)	(19)
Recognized net actuarial gain	(41)	(33)	(8)	(3)	(11)	(1)
Amortization of unrecognized transition (asset) obligation	(7)	(7)	(7)	11	12	13
Amortization of prior service cost	33	32	29	(1)	(1)	(1)

	$(33)	$(10)	$10	$55	$42	$53

Pension Benefits. As of December 31, 2001, the company had 12 trusteed, noncontributory, qualified defined benefit pension plans covering substantially all of its government business employees and two plans covering substantially all of its commercial business employees. Under certain plans, benefits are a function primarily of both the employee’s years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

     It is the company’s policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for benefits to be earned in the future.

     Changes in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

     The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to the company’s government plans. The amount contributed to certain plans, charged to contracts and included in net sales has exceeded the net periodic pension cost as determined under SFAS No. 87, “Employers’ Accounting for Pensions.” The company has deferred recognition of earnings resulting from this difference to provide a better matching of revenues and expenses. Similarly, pension settlements and curtailments under the

44 General Dynamics 2001 Annual Report

government plans have also been deferred. The aforementioned deferrals have been classified against the prepaid pension cost related to these plans.

     The company historically had deferred certain gains realized by its commercial pension plan for the purpose of offsetting any costs associated with its final disposition. In connection with the 1999 acquisition of Gulfstream, the company merged the Gulfstream commercial pension plan with its own. As a result of the merger of these plans, in 1999 the company recognized previously deferred gains on its commercial plan, totaling $126 (before-tax), which is included in operating costs and expenses on the Consolidated Statement of Earnings. The company’s commercial plans’ net prepaid pension cost of $293 and $268 at December 31, 2001 and 2000, respectively, is included in other noncurrent assets on the Consolidated Balance Sheet.

     At December 31, 2001, approximately 60 percent of the plans’ assets were invested in diversified U.S. common stocks including futures contracts, 16 percent in mortgage-backed securities, 14 percent in diversified U.S. corporate debt securities and 10 percent in securities of the U.S. government or its agencies.

     In addition to the qualified defined benefit plans, the company provides eligible employees the opportunity to participate in defined contribution savings plans, which permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company’s common stock. In certain plans, the company matches a portion of the employees’ contributions with contributions to a fund, which invests in the company’s common stock. The company’s contributions to the defined contribution plans totaled $64, $57 and $46 in 2001, 2000 and 1999, respectively. Approximately 15 million shares of the company’s common stock were held by the defined contribution plans at both December 31, 2001 and 2000.

     The company also sponsors several unfunded non-qualified supplemental executive plans, which provide participants with additional benefits, including any excess of such benefits over limits imposed on qualified plans by federal law. The recorded liability and expense related to these plans are not material to the company’s results of operations or financial condition.

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

     The company maintains several Voluntary Employee’s Beneficiary Association (VEBA) trusts for certain plans. It is the company’s policy to fund the VEBAs in accordance with existing federal income tax regulations. At December 31, 2001, the majority of the VEBA trusts’ assets were invested in diversified U.S. common stocks, U.S. fixed income securities and bank notes. For non-funded plans, claims are paid as received.

     The health care cost trend rates are assumed to decline gradually to 4.75 percent for post-65 and pre-65 claim groups in the year 2003, and thereafter over the projected payout period of the benefits. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one-percentage point increase or decrease in the assumed health care cost trend rate on the total service and interest cost is $5 and $(5), respectively, and the effect on the accumulated postretirement benefit obligation is $62 and $(62), respectively.

     The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA, and for non-funded plans recovery of claims paid. The net periodic postretirement benefit cost exceeds the company’s cost currently allocable to contracts. To the extent recovery of the cost is considered probable based on the company’s backlog, the company defers the excess in contracts in process until such time that the cost is allocable to contracts.

General Dynamics 2001 Annual Report 45

S. BUSINESS GROUP INFORMATION

Management has chosen to organize and measure its business groups in accordance with the nature of products and services offered. Management measures its groups’ profit based on operating earnings. As a result, net interest, other income and expense items and income taxes have not been allocated to the company’s business groups.

Summary financial information for each of the company’s business groups follows:

	Net Sales			Operating Earnings			Sales to U.S. Government

	2001	2000	1999	2001	2000	1999	2001	2000	1999

Information Systems & Technology	$2,800	$2,388	$1,422	$260	$221	$127	$1,991	$1,606	$833
Combat Systems	2,210	1,273	1,290	238	156	155	1,785	1,084	1,178
Marine Systems	3,612	3,413	3,088	310	324	328	3,403	3,360	3,054
Aerospace	3,265	3,029	2,909	625	592	482	140	130	138
Other*	276	253	250	52	36	111	—	—	—

	$12,163	$10,356	$8,959	$1,485	$1,329	$1,203	$7,319	$6,180	$5,203

							Depreciation,
	Identifiable Assets			Capital Expenditures			Depletion and Amortization

	2001	2000	1999	2001	2000	1999	2001	2000	1999

Information Systems & Technology	$3,459	$2,340	$2,418	$54	$71	$25	$94	$85	$54
Combat Systems	2,118	1,054	938	43	14	12	56	26	27
Marine Systems	1,731	1,613	1,431	119	132	101	55	52	51
Aerospace	2,360	1,710	1,757	28	29	29	44	39	38
Other*	313	317	373	20	25	20	16	17	17
Corporate**	1,088	953	857	92	17	10	6	7	6

	$11,069	$7,987	$7,774	$356	$288	$197	$271	$226	$193

*	Other includes the results of the company’s coal, aggregates and finance operations, as well as the operating results of the company’s commercial pension plans, including Gulfstream’s merged plans post-acquisition, as further described in Note R. Operating earnings for 1999 included a non-recurring gain of $126 related to the commercial pension plan merger, also described in Note R, and a non-cash charge to earnings of $61 related to the revaluation of undeveloped coal reserves and related assets.

**	Corporate identifiable assets include cash and equivalents from domestic operations, deferred taxes, real estate held for development and net prepaid pension cost related to the company’s commercial pension plans.

46 General Dynamics 2001 Annual Report

The following table presents revenues by geographic area (based on the location of the company’s customers):

Year Ended December 31	2001	2000	1999

North America:
United States	$10,866	$9,386	$7,991
Canada	115	153	188
Other	11	38	41

Total North America	10,992	9,577	8,220
Europe	555	190	261
Africa/Middle East	426	229	325
Asia/Pacific	153	275	84
Latin America	19	67	58
Other	18	18	11

	$12,163	$10,356	$8,959

T. QUARTERLY DATA (UNAUDITED)

									Common Stock

					Net Earnings				Market Price
					Per Share				Range
	Net	Operating	Net								Dividends
	Sales	Earnings	Earnings		Basic(a)		Diluted		High	Low	Declared

2001
4th Quarter	$3,508	$404	$246		$1.22		$1.21		$96.00	$75.60	$.28
3rd Quarter	3,020	376	230		1.14		1.13		90.20	73.76	.28
2nd Quarter	2,962	371	227		1.13		1.12		84.28	62.94	.28
1st Quarter	2,673	334	240	(b)	1.20	(b)	1.19	(b)	78.19	60.50	.28
2000
4th Quarter	$2,691	$351	$219		$1.10		$1.09		$79.00	$58.75	$.26
3rd Quarter	2,502	337	294	(c)	1.48	(c)	1.47	(c)	64.94	51.87	.26
2nd Quarter	2,617	335	204		1.02		1.01		61.19	48.00	.26
1st Quarter	2,546	306	184		.92		.91		57.56	36.25	.26

Quarterly data is based on a 13 week period.

(a)	The sum of the basic earnings per share for the four quarters of 2000 differs from the annual basic earnings per share due to the required method of computing the weighted average number of shares in interim periods.

(b)	Included a non-cash tax benefit of $28, or $.14 per share, as further described in Note D.

(c)	Included a research and experimentation tax credit of $90, or $.45 per share, as further described in Note D.

General Dynamics 2001 Annual Report 47

U.     CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The floating rate notes are fully and unconditionally guaranteed on an unsecured, joint and several basis by certain wholly-owned subsidiaries of General Dynamics Corporation (the Guarantors). The following condensed consolidating financial statements illustrate the composition of the parent, the Guarantors on a combined basis (each Guarantor together with its majority-owned subsidiaries) and all other subsidiaries on a combined basis as of December 31, 2001 and 2000 for the balance sheet, as well as the statement of earnings and cash flows for each of the three years in the period ended December 31, 2001.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2001	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$—	$11,563	$600	$—	$12,163
Cost of sales	(24)	9,380	499	—	9,855
General and administrative expenses	—	782	41	—	823

Operating Earnings	24	1,401	60	—	1,485
Interest expense	(52)	(4)	(12)	—	(68)
Interest income	4	4	4	—	12
Other income (expense), net	(34)	(32)	61	—	(5)

Earnings Before Income Taxes	(58)	1,369	113	—	1,424
Provision (benefit) for income taxes	(40)	498	23	—	481
Equity in net earnings of subsidiaries	961	—	—	(961)	—

Net Earnings	$943	$871	$90	$(961)	$943

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2000	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$—	$10,077	$279	$—	$10,356
Cost of sales	(14)	8,165	229	—	8,380
General and administrative expenses	—	630	17	—	647

Operating Earnings	14	1,282	33	—	1,329
Interest expense	(60)	(1)	(11)	—	(72)
Interest income	5	5	2	—	12
Other income (expense), net	(7)	(29)	29	—	(7)

Earnings Before Income Taxes	(48)	1,257	53	—	1,262
Provision (benefit) for income taxes	(90)	452	(1)	—	361
Equity in net earnings of subsidiaries	859	—	—	(859)	—

Net Earnings	$901	$805	$54	$(859)	$901

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 1999	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$—	$8,645	$314	$—	$8,959
Cost of sales	(145)	7,085	246	—	7,186
General and administrative expenses	—	548	22	—	570

Operating Earnings	145	1,012	46	—	1,203
Interest expense	(27)	(16)	(10)	—	(53)
Interest income	10	7	2	—	19
Other income (expense), net	(8)	(41)	6	—	(43)

Earnings Before Income Taxes	120	962	44	—	1,126
Provision (benefit) for income taxes	(104)	328	22	—	246
Equity in net earnings of subsidiaries	656	—	—	(656)	—

Net Earnings	$880	$634	$22	$(656)	$880

48 General Dynamics 2001 Annual Report

CONDENSED CONSOLIDATING BALANCE SHEET

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
December 31, 2001	Parent	Basis	Basis	Adjustments	Consolidated

ASSETS
Current Assets:
Cash and equivalents	$174	$3	$265	$—	$442
Accounts receivable	—	833	163	—	996
Contracts in process	35	1,525	177	—	1,737
Inventories
Work in process	—	643	—	—	643
Raw materials	—	358	3	—	361
Pre-owned aircraft	—	254	—	—	254
Other	—	30	1	—	31
Other current assets	147	231	51	—	429

Total Current Assets	356	3,877	660	—	4,893

Noncurrent Assets:
Property, plant and equipment	157	2,888	493	—	3,538
Accumulated depreciation, depletion & amortization of PP&E	(19)	(1,406)	(345)	—	(1,770)
Intangible assets	—	3,139	989	—	4,128
Accumulated amortization of intangible assets	—	(332)	(38)	—	(370)
Other assets	235	210	205	—	650
Investment in subsidiaries	9,158	—	—	(9,158)	—

Total Noncurrent Assets	9,531	4,499	1,304	(9,158)	6,176

	$9,887	$8,376	$1,964	$(9,158)	$11,069

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$1,165	$20	$26	$—	$1,211
Other current liabilities	154	2,573	641	—	3,368

Total Current Liabilities	1,319	2,593	667	—	4,579

Noncurrent Liabilities:
Long-term debt	500	60	164	—	724
Other liabilities	356	776	106	—	1,238

Total Noncurrent Liabilities	856	836	270	—	1,962

Shareholders’ Equity:
Common stock, including surplus	694	3,737	1,117	(4,854)	694
Other shareholders’ equity	7,018	1,210	(90)	(4,304)	3,834

Total Shareholders’ Equity	7,712	4,947	1,027	(9,158)	4,528

	$9,887	$8,376	$1,964	$(9,158)	$11,069

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
December 31, 2000	Parent	Basis	Basis	Adjustments	Consolidated

ASSETS
Current Assets:
Cash and equivalents	$153	$1	$23	$—	$177
Accounts receivable	1	760	37	—	798
Contracts in process	56	1,178	4	—	1,238
Inventories
Work in process	—	405	—	—	405
Raw materials	—	289	—	—	289
Pre-owned aircraft	—	236	—	—	236
Other	—	23	—	—	23
Other current assets	126	233	26	—	385

Total Current Assets	336	3,125	90	—	3,551

Noncurrent Assets:
Property, plant and equipment	75	2,543	22	—	2,640
Accumulated depreciation, depletion & amortization of PP&E	(16)	(1,323)	(7)	—	(1,346)
Intangible assets	—	2,585	216	—	2,801
Accumulated amortization of intangible assets	—	(254)	(16)	—	(270)
Other assets	203	200	208	—	611
Investment in subsidiaries	7,110	—	—	(7,110)	—

Total Noncurrent Assets	7,372	3,751	423	(7,110)	4,436

	$7,708	$6,876	$513	$(7,110)	$7,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$340	$—	$—	$—	$340
Other current liabilities	85	2,386	90	—	2,561

Total Current Liabilities	425	2,386	90	—	2,901

Noncurrent Liabilities:
Long-term debt	—	23	150	—	173
Other liabilities	402	578	113	—	1,093

Total Noncurrent Liabilities	402	601	263	—	1,266

Shareholders’ Equity:
Common stock, including surplus	619	3,398	287	(3,685)	619
Other shareholders’ equity	6,262	491	(127)	(3,425)	3,201

Total Shareholders’ Equity	6,881	3,889	160	(7,110)	3,820

	$7,708	$6,876	$513	$(7,110)	$7,987

General Dynamics 2001 Annual Report 49

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2001	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating Activities	$86	$814	$203	$—	$1,103

Cash Flows from Investing Activities:
Business acquisitions, net of cash acquired	(1,162)	(374)	85	—	(1,451)
Capital expenditures	(92)	(244)	(20)	—	(356)
Other, net	(19)	54	26	—	61

Net Cash Used by Investing Activities	(1,273)	(564)	91	—	(1,746)

Cash Flows from Financing Activities:
Net proceeds from commercial paper issuances	825	—	—	—	825
Net proceeds from floating rate notes	500	—	—	—	500
Net repayments of other debt, including finance operations	(149)	(5)	1	—	(153)
Dividends paid	(219)	—	—	—	(219)
Other, net	(72)	14	13	—	(45)

Net Cash Provided by Financing Activities	885	9	14	—	908

Cash sweep by parent	323	(257)	(66)	—	—

Net Increase in Cash and Equivalents	21	2	242	—	265
Cash and Equivalents at Beginning of Year	153	1	23	—	177

Cash and Equivalents at End of Year	$174	$3	$265	$—	$442

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2000	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating Activities	$(53)	$1,137	$(13)	$—	$1,071

Cash Flows from Investing Activities:
Capital expenditures	(17)	(268)	(3)	—	(288)
Other, net	(6)	(54)	19	—	(41)

Net Cash Used by Investing Activities	(23)	(322)	16	—	(329)

Cash Flows from Financing Activities:
Net repayments of commercial paper	(508)	—	—	—	(508)
Dividends paid	(202)	—	—	—	(202)
Purchases of common stock	(208)	—	—	—	(208)
Proceeds from option exercises	111	—	—	—	111
Net repayments of other debt, including finance operations	—	(5)	(23)	—	(28)

Net Cash Used by Financing Activities	(807)	(5)	(23)	—	(835)

Cash sweep by parent	866	(859)	(7)	—	—

Net Decrease in Cash and Equivalents	(17)	(49)	(27)	—	(93)
Cash and Equivalents at Beginning of Year	170	50	50	—	270

Cash and Equivalents at End of Year	$153	$1	$23	$—	$177

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 1999	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating Activities	$343	$656	$17	$—	$1,016

Cash Flows from Investing Activities:
Business acquisitions, net of cash acquired	(1,042)	(48)	—	—	(1,090)
Sales/maturities of available-for-sale securities	10	81	—	—	91
Capital expenditures	(10)	(182)	(5)	—	(197)
Other, net	(2)	(29)	4	—	(27)

Net Cash Used by Investing Activities	(1,044)	(178)	(1)	—	(1,223)

Cash Flows from Financing Activities:
Net proceeds from commercial paper issuances	844	—	—	—	844
Net repayments of other debt, including finance operations	—	(414)	(19)	—	(433)
Dividends paid	(136)	—	—	—	(136)
Other, net	22	(30)	—	—	(8)

Net Cash Provided by Financing Activities	730	(444)	(19)	—	267

Cash sweep by parent	67	(70)	3	—	—

Net Increase in Cash and Equivalents	96	(36)	—	—	60
Cash and Equivalents at Beginning of Year	74	86	50	—	210

Cash and Equivalents at End of Year	$170	$50	$50	—	$270

50 General Dynamics 2001 Annual Report

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheet of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related Consolidated Statements of Earnings, Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The condensed consolidating financial statements provided in Note U are presented for purposes of complying with the Securities and Exchange Commission’s rules and are not part of the basic financial statements. These condensed consolidating financial statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Vienna, Virginia
January 21, 2002 (except with respect to the matters
discussed in Note J and Note O, as to which the date is March 15, 2002)	ARTHUR ANDERSEN LLP

General Dynamics 2001 Annual Report 51

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

(Dollars and shares in millions,
except per share and employee amounts)	2001		2000	1999	1998	1997

Summary of Operations
Net sales	$12,163		$10,356	$8,959	$7,398	$5,966
Operating earnings	1,485		1,329	1,203	918	676
Interest (expense) income, net	(56)		(60)	(34)	(17)	16
Provision for income taxes, net	481		361	246	315	130
Net earnings	943		901	880	589	559
Earnings per share:
Basic	4.69		4.51	4.40	2.95	2.80
Diluted	4.65		4.48	4.36	2.91	2.73
Cash dividends per common stock share	1.12		1.04	.96	.88	.82
Sales per employee (adjusted for business acquisitions)	254,800		239,000	227,500	208,600	191,700

Financial Position
Cash and equivalents and marketable securities	$442		$177	$270	$303	$774
Total assets	11,069		7,987	7,774	6,196	5,583
Short- and long-term debt	1,935		513	1,022	530	645
Shareholders’ equity	4,528		3,820	3,170	2,407	2,008
Book value per share	22.56		19.05	15.77	12.08	10.02

Other Information
Funded backlog	$19,384	(1)	$14,442	$11,951	$10,841	$9,699
Total backlog	26,832	(1)	19,742	19,916	19,332	12,531
Shares outstanding	200.7		200.5	201.0	199.3	200.3
Weighted average shares outstanding:
Basic	201.1		199.8	200.0	199.5	199.8
Diluted	202.9		201.3	202.1	202.2	204.5
Active employees	51,700		43,300	43,400	38,440	34,800

(1)	Excludes $785 of funded backlog and $2,485 of total backlog resulting from the company's termination on March 25, 2002 of its agreements with Avolar, a subsidiary of UAL Corporation.

52 General Dynamics 2001 Annual Report