Form 10-K/A, Exhibit 13
period 2002-12-31
GENERAL DYNAMICS CORP
filed 2003-03-25
CIK 40533

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in millions, except per share amounts or unless otherwise noted)

General Dynamics’ businesses include mission-critical information technology and communications, land and amphibious combat systems, shipbuilding and marine systems, and business aviation. These are leading-edge technology businesses that provide the highest quality products and capabilities to the company’s primary customers: the U.S. military, other government organizations, the armed forces of allied nations, and a diverse base of corporate and industrial buyers. The company has four primary business groups — Information Systems and Technology, Combat Systems, Marine Systems and Aerospace — and a smaller Resources group.

     Since taking office in 2001, the Bush administration has increased the U.S. defense budget to levels not seen since the Reagan administration. For fiscal year 2003, Congress appropriated $366 billion to the Department of Defense, an increase of 12 percent from the appropriation in fiscal 2002, to strengthen the U.S. military as it confronts current threats and transforms to meet future ones. Of this amount, $59 billion was allocated for research and development programs, and $72 billion for procurement — increases of 21 percent and 17 percent over the prior year’s funding levels, respectively. For fiscal year 2004, President Bush has requested that Congress appropriate $380 billion for defense, including almost $62 billion for research and development and almost $73 billion for procurement. These two categories of spending drive more than 60 percent of the company’s sales. The focus of this spending is on the transformation of the U.S. military to a lighter, more mobile, more lethal force. The company’s key programs and emerging technologies are directly aligned with this transformation and are fully supported in the president’s 2004 budget. In addition, because many of the company’s core defense programs are long-term initiatives, with a high probability of follow-on work, the company is well positioned to benefit from the projected long-term increase in defense spending.

     The company also anticipates strong international sales growth with the integration of strategic acquisitions, including General Motors Defense, and new, significant contract awards in Europe. The company’s business aviation group operated profitably and increased its backlog in a difficult economic environment. It expanded its product line and is well positioned to increase market share when the business aircraft market recovers. While the company has taken steps to minimize its risk in the business aircraft market, including modifying rates of production and adjusting inventory levels, the economic pressures experienced in 2002 will continue in 2003.

     The company’s management is dedicated to creating shareholder value by continuous process improvements that drive cost out of the business and through disciplined capital deployment. The company generates strong cash flows by focusing on return on invested capital. The company uses its free cash in a disciplined capital deployment process to invest internally, make strategic acquisitions and repurchase the company’s shares in the open market.

General Dynamics 2002 Annual Report 21

CONSOLIDATED OVERVIEW

Results of Operations

The company’s 2002 net sales increased 15 percent over 2001 to $13.8 billion. Organic revenue growth exceeded 6 percent — a noteworthy achievement given essentially flat revenue in the Marine Systems, Aerospace and Resources groups. The remainder of the revenue growth came from acquisitions. For 2001, net sales were $12.1 billion, an increase of 17 percent over 2000 net sales of $10.3 billion. Organic revenue growth was approximately 7 percent in 2001.

     Operating earnings for 2002 were $1.6 billion, an increase of 6 percent over 2001. Earnings from acquisitions and strong organic revenue growth in the Information Systems and Technology and Combat Systems groups contributed to this increase. These increases were partially offset by decreases in operating earnings from the Marine Systems and Aerospace groups. Operating earnings for 2001 were $1.5 billion, an increase of 12 percent over 2000 operating earnings of $1.3 billion.

     Earnings from continuing operations increased 15 percent over 2001 from $915 to $1.1 billion, excluding favorable tax settlements. This increase resulted from organic growth in Information Systems and Technology and Combat Systems, from acquired businesses and from a gain on an asset sale in 2002. Earnings from continuing operations in 2001 grew 13 percent from $809 in 2000, before favorable tax events in both years.

     For the fourth straight year, cash provided by operating activities exceeded $1 billion, totaling $1.1 billion in 2002. The company used some of these funds to reduce debt, as evidenced by a decrease in net debt from $1.5 billion at year-end 2001 to $1.1 billion at year-end 2002. It also used its cash to pay dividends, to repurchase the company’s common shares and to fund acquisitions and capital expenditures. The company ended 2002 with a cash balance of $328, compared with $439 at year-end 2001. With adequate funds on hand and the capacity for additional debt, management has the financial capability to execute its operating and financial strategy.

     General and administrative (G&A) expenses as a percentage of sales have remained consistent year over year, at around 6.5 percent. In 2002, G&A was $903, compared with $808 in 2001 and $642 in 2000.

     Income from non-operating items was $47 in 2002, of which $36 was from the sale of certain assets in the Space Propulsion operation of Combat Systems. In 2001 and 2000, the company incurred expense from non-operating items of $5 and $7, respectively. Net interest expense was $45 in 2002, $56 in 2001 and $60 in 2000. Net interest expense continues to decrease because of lower average borrowing rates.

22 General Dynamics 2002 Annual Report

     The company’s effective tax rate was 33.6 percent in 2002, 33.8 percent in 2001 and 28.5 percent in 2000. Settlements with the Internal Revenue Service favorably impacted the company’s tax rate in 2001 and 2000. These settlements, which included refund claims for research and experimentation tax credits, totaled $28 in 2001 and $90 in 2000.

     The company exited its undersea fiber optic cable-laying business in the fourth quarter of 2002 because of substantial overcapacity in the market and a lack of contract backlog. The results of this business’s operations are included as discontinued operations, net of income taxes, for all periods presented. The company recognized a total after-tax loss of $134 in 2002, including an after-tax charge of $109 for ship lease obligations and the write-down of assets to net realizable value. In 2001, the business operated at a break-even level. In 2000, the business generated operating earnings of $4. Operating results from this business had been included in Information Systems and Technology since 1998.

The total backlog for the company was $29 billion at year-end 2002, 8 percent more than the 2001 total backlog of $26.8 billion. This increase reflects growth across all of the company’s business groups. The funded backlog rose 10 percent from $19.4 billion in 2001 to $21.3 billion in 2002.

     The total backlog for the defense businesses was $21.9 billion as of December 31, 2002, and represents the estimated remaining sales value of work to be performed under firm contracts. The funded backlog for government programs was $16.6 billion at the end of 2002 and represents those items that have been authorized and appropriated by Congress and funded by the procuring agency.

     Of the Aerospace total backlog of $6.8 billion, $4.5 billion was funded. Funded backlog represents orders for which the company has entered into definitive purchase contracts and has received deposits from the customers. Backlog also includes options to purchase new aircraft and agreements to provide future aircraft maintenance and support services, which totaled $2.3 billion at year-end 2002. A significant portion of the Aerospace backlog consists of an agreement with an unaffiliated customer, NetJets Inc. (NetJets), a unit of Berkshire Hathaway and the leader in the fractional aircraft market. NetJets purchases the aircraft for use in its fractional ownership program.

     The Resources group added $300 to the year-end 2002 backlog, including approximately $200 of funded backlog.

General Dynamics 2002 Annual Report 23

REVIEW OF OPERATING SEGMENTS

INFORMATION SYSTEMS AND TECHNOLOGY

Results of Operations and Outlook

Year Ended December 31	2002	2001	2000

Net Sales	$3,681	$2,691	$2,337
Operating Earnings	436	261	217
Operating Margin	11.8%	9.7%	9.3%

In 2002, net sales increased 37 percent to $3.7 billion and operating earnings rose 67 percent to $436. Strong organic growth fueled half of the increase in sales and a quarter of the increase in earnings. Most of the organic growth came from Information Systems and Technology’s core government programs, including the start-up of the BOWMAN program. Awarded in July 2001, BOWMAN is a secure digital voice and data communications system for the United Kingdom’s (U.K.) armed forces. Other than BOWMAN, which generated 10 percent of Information Systems and Technology’s net sales in 2002, no contract accounted for more than 10 percent of the group’s revenue in 2002, 2001 or 2000. The Decision Systems business unit, acquired at the end of September 2001, also provided a substantial contribution to the group’s sales and operating earnings.

     In 2001, net sales increased 15 percent to $2.7 billion and operating earnings increased 20 percent to $261. Excluding the acquisition of Decision Systems, organic revenue and operating earnings growth were 7 percent and 5 percent, respectively, in 2001.

     Information Systems and Technology operating margins in 2002 were significantly higher than historical averages because of a shift in the product mix that included accelerated deliveries of encryption products, the acquisition of Decision Systems, and reduced exposure in commercial programs. The company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” also contributed a margin increase of about 1 percent.

     The company expects operating margins to decrease slightly on solid revenue growth in 2003 as new contracts phase into the group’s production mix.

The Information Systems and Technology backlog grew to $5.3 billion in 2002, an increase of $350 from 2001. Of the group’s year-end 2002 total backlog, 96 percent was funded. The backlog includes numerous programs that support the U.S. government’s force transformation and homeland security initiatives, as well as numerous overseas programs that underscore the growing international market for the company’s products and services.

     Several major international programs constitute a large portion of the Information Systems and Technology backlog, including the U.K.’s BOWMAN and Combat, Infrastructure and Platform (CIP) programs. In December 2002, the U.K. Ministry of Defence selected the company for its CIP program that, in conjunction with the BOWMAN program, is key to deploying a new digital command and control communication system throughout the U.K.’s ground-based and joint forces. The company expects this contract to add $450 to the $2.4 billion BOWMAN program.

     Also in 2002, the company won a $128 contract from the Canadian Department of National Defence to supply and integrate a new data management system for the CP-140 Aurora, Canada’s long-range maritime patrol aircraft. Other significant contracts in the backlog are for the design, integration, installation and maintenance of telecommunications systems for the U.S. military, federal agencies and commercial customers. These include a Navy/Marine Corps Intranet subcontract, the Army Installation Information Infrastructure Modernization program, the Pentagon renovation program, and the U.S. Navy’s digital modular radio. Also included are contracts that provide processing and mission computing systems for many U.S. avionics platforms (including the F-18 and JSTARS production programs); strategic fire control development and production, guidance engineering services, and training services for the Trident-class submarine; and command and control, information assurance, and space and terrestrial communications products.

24 General Dynamics 2002 Annual Report

     The backlog does not include potentially significant work that has been awarded under indefinite delivery, indefinite quantity (IDIQ) contracts. These contracts are recognized in the backlog only when funded. These contracts include the U.S. Marine Corps contract to build and deploy digital combat operations centers, with a potential value of $522. In addition, the U.S. Army recently selected the company for a contract that, including options, could be worth over $790 to develop and produce a portion of the Land Warrior soldier modernization system. This system provides the individual soldier with personal electronics, communications, global navigation and other integrated equipment. The program, which will be integrated with the Stryker Brigade Combat Team and Future Combat Systems programs, will increase the soldier’s awareness, lethality and survivability.

     Another significant IDIQ contract awarded during the year is a U.S. Coast Guard contract with a potential value of $611 to modernize its search and rescue communications system (Rescue 21). The company also received a U.S. Air Force contract with a potential value of $260 for manufacturing and integrating Theater Deployable Communications Integrated Communications Access Packages (TDC ICAP).

     In August 2002, the Army awarded the company one of two contracts for a two-phase development effort for the Warfighter Information Network — Tactical (WIN-T), the Army’s next generation warfighting communications system. WIN-T will be the high-speed, high-capacity, integrating communications network for the Objective Force — the Army’s transformational vision for a fighting force that is more responsive, agile, lethal and survivable. While the company’s role beyond this initial development contract cannot be assured, this contract is the first award in a program with a total estimated value of $6 billion.

COMBAT SYSTEMS

Results of Operations and Outlook

Year Ended December 31	2002	2001	2000

Net Sales	$2,923	$2,210	$1,273
Operating Earnings	323	238	156
Operating Margin	11.1%	10.8%	12.3%

Combat Systems’ net sales rose $713 and operating earnings increased $85 in 2002. Organic growth was the primary driver, increasing net sales and operating earnings 25 percent above last year’s levels. This growth was the result of higher production on the Stryker and Leopard programs, volume on various munitions programs and additional systems development and demonstration work on the Marine Corps Advanced Amphibious Assault Vehicle (AAAV). Operating margins increased over 2001 as several vehicle programs moved to full-scale production.

     In 2001, net sales increased $937 and operating earnings increased $82 over 2000, because of the initiation of the Stryker program, organic growth in the AAAV and armament programs and the acquisition of two businesses, Ordnance and Tactical Systems and Santa Barbara Sistemas. Initial operating margin rates from the acquisitions were slightly lower than the historical segment performance and accounted for the lower overall margin rate in 2001 compared to 2000.

     In 2002, the company acquired Advanced Technical Products, Inc. (ATP) and entered into a definitive agreement to acquire General Motors Defense (GM Defense), the company’s joint venture partner on the Stryker program. The acquisition of GM Defense closed on March 1, 2003. GM Defense manufactures wheeled armored vehicles and turrets. ATP manufactures chemical and biological detection equipment and advanced composite-based products that are used on many U.S. fighter aircraft, helicopters and unmanned aerial vehicles. The company believes these acquisitions enhance the company’s product offerings, expand its global reach and further align the company with Department of Defense transformational initiatives.

     As a result of these acquisitions and recent contract awards, the company expects Combat Systems to be its fastest growing business group, with revenues and operating earnings growing substantially throughout 2003. Operating margins should moderate slightly, however, as GM Defense becomes fully integrated and production shifts from mature programs with higher earnings rates to development and early-stage programs with lower rates.

General Dynamics 2002 Annual Report 25

The Combat Systems funded backlog increased almost 25 percent to $4.2 billion at the end of 2002, with total backlog reaching $5 billion at year end. Most of the programs in the backlog represent long-term production work with deliveries scheduled through 2008. The backlog also includes design work for transformational systems, such as AAAV and Objective Force Warrior, for which management believes production awards are likely.

     Transformational Systems. The backlog at year-end 2002 included approximately $260 for the company’s share of the production of 308 Stryker vehicles, part of the first two Stryker combat brigades. The company expects to sign a contract for the third brigade shortly. The Bush administration’s 2004 budget provides funding through 2008 for three additional Stryker brigades. The six-brigade program contemplates the production of approximately 2,100 vehicles.

     The company is developing potential additional system enhancements for the Stryker program, including robotics, that are aimed at increasing the value and effectiveness of the fifth and sixth brigades. With the completion of the acquisition of GM Defense, the company has consolidated its lead role in this $4 billion key transformational initiative for the Army.

     In January 2003, the company entered into an agreement to become one of two members of the Integrated Design Team for the manned ground vehicle portion of the Future Combat Systems (FCS) program. FCS, the Army’s flagship transformation program, is a networked “system of systems” that uses advanced communications and technologies to integrate the soldier of the future with families of manned and unmanned platforms and sensors. The agreement gives the company and another contractor the responsibility for manned ground vehicles through the systems development and demonstration and low-rate initial production phases.

     During 2002, the company won one of two lead technology integration contracts for the Army’s Objective Force Warrior (OFW) program. This contract is the first phase in the Army’s plan to develop a more lethal, survivable and network-capable ground soldier of the future.

     In January 2003, the Army awarded the company a sole-source systems integration contract for the development and production of the Advanced Precision Kill Weapon System (APKWS) program, the successor to the Hydra-70 rocket system.

     The company continued its work on the systems design and development phase of the AAAV program in 2002 and completed the first of nine new prototype units. The Marine Corps plans for low-rate initial production to begin in 2006 with full-scale production of approximately 1,000 vehicles starting in 2008.

     Armored Systems. The backlog at the end of 2002 included approximately $1.4 billion for the production of 235 Leopard main battle tanks, built for the Spanish army under license from a German company. The company expects to deliver these tanks beginning in 2003 and continuing through 2008. In 2002, the Spanish army selected the company to manufacture 176 infantry fighting vehicles and 22 command vehicles in the second phase of the Pizzaro Advanced Infantry Fighting Vehicle program. The company anticipates completion of negotiations to determine the scope, timing and value of the program early in 2003, with work on the program to begin shortly thereafter. The potential value of this phase of the program is $540, approximately $400 of which was included in backlog at year-end 2002.

     The year-end backlog also included $170 for the upgrade of 163 Abrams tanks with the System Enhancement Package. Deliveries are scheduled through 2004. In 2002, the company won a $141 contract modification for 100 M1A1 hardware kits for the Egyptian tank co-production program, bringing the total program, which began in 1991, to 755 M1A1 tank kits. The year-end backlog included 140 units.

     Armament, Munitions and Other. The Combat Systems backlog included approximately $1.2 billion in armament, munitions and other programs at the end of 2002. These include production and development contracts for medium- and large-caliber ammunition and propellant programs. The backlog also includes systems management and production of over 300,000 rockets, warheads and motors for the Army’s 2.75-inch Hydra-70 rocket system, single- and multi-barrel medium-caliber gun systems and reactive armor tiles for the Bradley Fighting Vehicle. The company is the gun system integrator for the F-35 Joint Strike Fighter (JSF). This involves the design, development and production of potentially several thousand units over the life of the program. The company’s acquisition of ATP contributed to the backlog, with contracts involving work on advanced composite structures for numerous aerospace platforms, including the F-16, F-18, F-22, C-17, JSF and unmanned aerial vehicles such as the Global Hawk and the Predator. In addition, the company is a subcontractor on various precision guided munitions initiatives.

26 General Dynamics 2002 Annual Report

MARINE SYSTEMS

Results of Operations and Outlook

Year Ended December 31	2002	2001	2000

Net Sales	$3,650	$3,612	$3,413
Operating Earnings	287	310	324
Operating Margin	7.9%	8.6%	9.5%

In 2002, Marine Systems net sales remained essentially flat while operating earnings decreased slightly. Increased volume on the Virginia-class submarine program and new commercial ship design work offset lower volume on the company’s mature defense programs. Operating margins in the group dropped because of design-to-production transition problems on TOTE, a commercial shipbuilding contract. The company expects to deliver the two TOTE ships under this contract by mid-2003.

     In 2001, volume decreased slightly on mature programs and increased on design and early-stage production programs. This shift increased net sales in 2001 by $199, but also caused a moderate decrease in operating earnings, reflecting the lower margins on design and cost-reimbursable work.

     The company projects a slight increase in Marine Systems revenue and operating earnings in 2003 as the group begins to capitalize on the significant backlog generated in 2002. Operating margins in the group are likely to improve somewhat over 2002 results, however, any additional cost growth on the TOTE contract could affect 2003 operating results, particularly in the first half of the year. Further margin improvement over the next several years is possible given the group’s substantial backlog of long-term production programs.

Marine Systems won several significant awards in 2002 that extended key platform programs and introduced new efforts in Navy transformation. The Marine Systems total backlog reached record levels during 2002 on the strength of these awards, ending the year at $11.6 billion, $7.3 billion of which was funded. This backlog primarily includes long-term production programs scheduled for delivery through 2010, with likely follow-on work beyond the end of the decade. The company expects the growth of the Marine Systems backlog over the next several years to be consistent with trends in the Navy’s shipbuilding plan that projects an accelerated build rate to sustain the Navy’s desired fleet size.

     Surface Combatants. In 2002, the company, the Navy and Northrop Grumman Ship Systems (NGSS) agreed to transfer construction of four LPD 17-class amphibious transport dock ships from the company to NGSS in exchange for the construction of up to four Arleigh Burke-class (DDG-51) destroyers. As a result of this swap arrangement and a multiyear agreement awarded shortly thereafter, the company received contracts to construct a total of seven DDGs with a value of $3.7 billion. The backlog also included $1 billion to complete construction of six previously awarded DDGs. Delivery of these vessels is scheduled through 2010.

     DD(X) is the Navy’s next-generation family of surface combatants. In 2002, the company signed an agreement with the prime contractor on the design phase of the DD(X) program and is participating in this phase of the program as a major subcontractor.

     The company was one of six contractors that received a contract from the Navy in 2002 to explore advanced concepts for a Littoral Combat Ship (LCS). The LCS is an integrated surface combatant capable of operating in coastal areas against terrorist

General Dynamics 2002 Annual Report 27

threats, high-speed swarm boats, mines and diesel submarines. The LCS program envisions ship construction beginning in 2005.

     Nuclear Submarines. The backlog included $2.4 billion for a contract to construct the first four Virginia-class submarines. The Navy awarded the company this contract in 1998 for an initial value of $4.2 billion. Delivery of the submarines is scheduled at one per year, from 2004 through 2007. Construction work is shared equally between the company as prime contractor and Northrop Grumman Newport News as subcontractor, in accordance with the terms of a teaming agreement. Congress provided full funding for the fifth Virginia-class submarine and advance procurement funding for the sixth and seventh ships in the 2003 budget. Full funding for the sixth ship and advance procurement funding for the following four ships of this 30-ship program was requested in the administration’s 2004 budget.

     In 2002, the Navy awarded the company a five-year, $443 contract for the design of the Trident SSGN, a multimission submarine optimized for conventional strike and special operations support. Under this program, considered a prime example of military transformation initiatives, the company will perform the detailed design and related support work to convert the first four Ohio-class nuclear ballistic missile submarines, also known as Tridents, to SSGN configuration.

     The year-end backlog also included $400 associated with the third and final Seawolf submarine, scheduled to be delivered in 2004, as well as contracts for submarine logistics support services.

     Auxiliary and Commercial Ships. In October 2001, the Navy awarded the company a $709 contract for the design and construction of the first two T-AKE ships, a new class of dry-cargo combat logistics ships. The original award included options for 10 additional ships over six years for a total contract value of $3.7 billion. In 2002, the Navy exercised an option to build a third ship and awarded the company a $290 contract. The year-end 2002 backlog included approximately $950 for the design and construction of these ships. The first two ships are scheduled for delivery in 2005, and the third is scheduled in 2006. Congress has appropriated funding for a fourth ship. Ships five and six are included in the Bush administration’s 2004 budget request.

     In September 2000, BP Oil Shipping Company, USA (BP), awarded the company a $630 contract to design and build three double-hull crude oil tankers, with options for three additional vessels. In September 2001, BP exercised an option for a fourth ship with a value of approximately $200. Construction of the first ship began in late 2002. Delivery of the first two ships is scheduled for 2004, with the remaining two ships scheduled for delivery in 2005 and 2006.

     The backlog also includes repair contracts for naval vessels.

AEROSPACE

Results of Operations and Outlook

Year Ended December 31	2002	2001	2000

Net Sales	$3,289	$3,265	$3,029
Operating Earnings	447	625	592
Operating Margin	13.6%	19.1%	19.5%

Aircraft Deliveries (in units)

Green	85	84	71
Completion	94	98	70

Net sales in 2002 were essentially flat compared with 2001, while operating earnings decreased approximately 28 percent to $447. The reduction in operating earnings resulted from losses incurred on pre-owned aircraft sales and charges recorded to write down the company’s pre-owned aircraft inventory to fair market value. During the fourth quarter of 2002, the company aggressively liquidated $262 of pre-owned aircraft at a loss of $37, bringing pre-owned aircraft sales for the year to $435 at a loss of $81, including write-downs of inventory to fair market value. In 2001, the company sold $177 of pre-owned inventory at about a break-even level.

     The decrease in earnings also was the result of fewer deliveries of large aircraft. The company delivered 61 large aircraft in 2002 compared with 71 in 2001. The introduction of less expensive mid-size aircraft to the company’s product line offset the decrease in deliveries of large aircraft in 2002, but the lower margins on these mid-size aircraft were not sufficient to offset the reduced earnings on the large aircraft.

     Finally, earnings were affected by lower pricing to meet competitive pressures created by an availability of product, both new and pre-owned, in excess of market demand. Continuous cost improvements in both the company’s production and completion processes partially offset the impact of the pricing pressure on the large aircraft models.

     In 2001, net sales increased $236 primarily because of the Galaxy Aerospace acquisition in June 2001, which added the Gulfstream G100 and Gulfstream G200 aircraft to the product line. Operating earnings increased $33 in 2001 as a result of higher sales and improved cost performance. Slightly higher research and development expenses for new product development, expenses from acquisitions and severance costs partially offset this increase. Operating margins were slightly lower in 2001 compared with 2000 because of

28 General Dynamics 2002 Annual Report

the introduction of the less expensive, lower margin aircraft acquired in the Galaxy Aerospace transaction.

     The company expects Aerospace margins in 2003 to be somewhat lower than 2002, with lower revenue, continued pricing pressures and a shift to a slightly less favorable mix of aircraft deliveries. This expectation assumes elevated levels of pre-owned aircraft on the market, an oversupply of new aircraft already manufactured by several of the company’s competitors, and a weak capital goods sector as a result of depressed world-wide economic markets and unstable geopolitical environments of the Middle East and Korea. (See Notes F and O to the Consolidated Financial Statements for additional information regarding the Aerospace group’s aircraft inventories and trade-in commitments.)

Summary of Aircraft Statistical Information

Aircraft contracts usually provide for two major milestones: the manufacture of the green aircraft and its completion, which includes exterior painting and installation of customer-selected interiors and optional avionics. The company initially records revenues when green aircraft are delivered to and accepted by the customer and subsequently when the customer accepts final delivery of the fully outfitted aircraft.

     The following summarizes certain key unit data for the Aerospace group’s orders and backlog:

	2002	2001	2000

New Orders	126	121	62
Options Exercised	7	2	20

Total Firm Orders	133	123	82
New Options	50	54	1
Firm Contracts in Backlog	173	131	87
Options in Backlog	103	63	18

Total Aircraft in Backlog	276	194	105
Completions in Backlog(a)	38	49	47

(a)	Represents aircraft that have moved from green production to the completion process as of year end. Backlog includes only the value of the completion effort on these aircraft.

The Aerospace group’s backlog increased $500 in 2002 to $6.8 billion with aircraft deliveries expected through 2010. This increase is attributable primarily to an order placed by NetJets in 2002 for 50 G150 aircraft with options for an additional 50. The potential value of this order is $1.5 billion. The company expects deliveries under this order to begin in 2005 and continue through 2010. The year-end funded backlog with NetJets was about $2.4 billion, including firm contracts for 121 aircraft. These contracts represented 53 percent of the Aerospace funded backlog. Options from NetJets totaled $1.4 billion for 100 aircraft and constituted 94 percent of the options backlog. Over 70 percent of the maintenance and support services backlog was also with NetJets. Deliveries of aircraft to NetJets are scheduled from 2003 through 2010 and represent approximately 7 percent to 15 percent of projected annual new aircraft sales during that period.

     Approximately $2 billion, or 43 percent, of the funded backlog at the end of 2002 was with commercial customers other than NetJets covering a wide spectrum of industries and customers. The funded backlog also included approximately $200 with government customers.

General Dynamics 2002 Annual Report 29

RESOURCES

The company operates three businesses in its Resources group: Freeman Energy, a coal mining company; Material Service, an aggregates company that primarily supplies the construction industry; and a natural gas tanker leasing business.

Results of Operations

Year Ended December 31	2002	2001	2000

Net Sales	$286	$276	$253
Operating Earnings	89	52	36

Earnings for 2002 improved because of increased volume and better performance in the aggregates business. In addition, the company reversed some contingency reserves established in prior periods for the coal business because of the improved long-term outlook of certain of its contractual relationships. Earnings for 2001 reflected higher volume and profits in the aggregates and coal mining operations over 2000. Sales and earnings in 2003 are expected to be comparable with 2001.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow from business operations totaled $915 for 2002. The company ended the year with a cash balance of $328, net debt of $1.1 billion and a debt-to-capital ratio of 22 percent, down from 30 percent in 2001. Management defines cash flow from business operations, an internal performance measurement, as after-tax cash provided by business unit operating activities net of capital expenditures and before corporate items. Management believes cash flow from business operations is a measurement that is useful to investors, because it portrays the company’s ability to generate cash from its core businesses. The following is a reconciliation of the cash flow from business operations with the cash flow from operating activities, as classified on the Consolidated Statement of Cash Flows:

Year Ended December 31	2002	2001	2000

Cash flow from business operations	$915	$1,003	$917
Business unit capital expenditures	258	264	271
Net interest	(53)	(61)	(71)
Other corporate operating cash flows	5	(105)	(47)

Cash flow from operating activities	$1,125	$1,101	$1,070

Since 1995, the company has completed 26 acquisitions, at a total cost of more than $10 billion. Throughout these acquisitions, the company has maintained a strong balance sheet, which has provided sustained financial flexibility. With annual cash flows from business operations projected to be in excess of $1 billion, the company expects to generate funds in excess of its short- and long-term liquidity needs. Management believes that the company has adequate funds on hand and substantial borrowing capacity to provide strategic flexibility.

     The following is a discussion of the company’s major operating, investing and financing activities for each of the three years in the period ended December 31, 2002, as classified on the Consolidated Statement of Cash Flows.

30 General Dynamics 2002 Annual Report

Cash Provided by Operating Activities

In 2002, net cash provided by operating activities was $1.13 billion. This compares to cash provided of $1.10 billion in 2001 and $1.07 billion in 2000.

     Income Taxes. In 2001, the company reduced its liabilities for tax contingencies and recognized a non-cash benefit of $28, or $.14 per diluted share, as a result of the tax adjustment. During 2000, the company settled outstanding tax issues with the IRS, including refund claims for research and experimentation tax credits for tax years 1990 through 1993. The company received $43 of cash refunds from these settlements in 2000.

     Income tax payments were $377 in 2002, $326 in 2001 and $280 in 2000.

     Interest Expense. Cash paid for interest was $55 in 2002, $70 in 2001 and $78 in 2000.

     Termination of A-12 Program. As discussed further in Note P to the Consolidated Financial Statements, litigation on the A-12 program termination has been ongoing since 1991. If the default termination is ultimately sustained, contrary to the company’s expectations, the company and The Boeing Company could be required to repay the U.S. government as much as $1.4 billion for progress payments received for the A-12 contract plus interest which was approximately $1 billion at December 31, 2002. In this outcome, the government contends the company’s liability would be approximately $1.2 billion pretax, or $685 after-tax. The company believes that it has sufficient resources under current borrowing arrangements to pay such an obligation, if required, while still retaining ample liquidity.

Cash Used for Investing Activities

Cash used in investing activities was $400 in 2002, $1.7 billion in 2001 and $329 in 2000. The primary uses of cash in investing activities were business acquisitions and capital expenditures offset by cash received from the sale of assets.

     Business Acquisitions. On June 14, 2002, the company acquired the outstanding stock of Advanced Technical Products, Inc. for $214 in cash, plus the assumption of $43 in outstanding debt, which was repaid at the time of the acquisition. Also in 2002, the company acquired the assets of Command System Incorporated, a privately held company in Fort Wayne, Indiana, and Eisenwerke Kaiserslautern GmbH i.I. of Kaiserslautern, Germany.

     On September 28, 2001, the company acquired Integrated Information Systems Group from Motorola, Inc. for $825 in cash.

     On June 5, 2001, the company acquired substantially all of the assets of Galaxy Aerospace Company LP, for $330 in cash, after a purchase price adjustment received during the first quarter of 2002. The company may be required to make additional payments to the selling parties, up to a maximum of approximately $300 through 2006, contingent on the achievement of specific revenue targets.

     On January 26, 2001, the company acquired Primex Technologies, Inc. for $334 in cash plus the assumption of $204 in outstanding debt, $149 of which was repaid at the time of the acquisition.

     Also during 2001, the company acquired four aircraft service and maintenance facilities from BBA North America, which now conduct business within the Aerospace group as General Dynamics Aviation Services; and Spain’s leading defense manufacturer, renamed Santa Barbara Sistemas by the company.

     The company acquired several other businesses during 2000 in the Information Systems and Technology and Combat Systems groups, totaling approximately $75.

     The company financed the above acquisitions by issuing commercial paper.

     On December 19, 2002, the company entered into a definitive agreement to acquire GM Defense of London, Ontario, a business unit of General Motors Corporation, for $1.1 billion in cash. The company completed the acquisition on March 1, 2003. GM Defense manufactures wheeled armored vehicles and turrets and, prior to the acquisition, was the company’s partner in the joint venture for the Stryker family of combat vehicles for the Army. The company issued commercial paper to finance this acquisition. However, the company intends to refinance this debt in the first half of 2003 to take advantage of attractive rates for medium-term debt.

     Capital Expenditures. In 2002, capital expenditures decreased approximately 25 percent to $264 from the $356 spent in 2001. The decrease reflected the completion in 2001 of a facility modernization project at the company’s Bath Iron Works shipyard. The company expects capital expenditures to decrease approximately 10 percent in 2003. The company had no material commitments for capital expenditures as of December 31, 2002.

     Sale of Assets. On October 2, 2002, the company sold certain assets of its Space Propulsion operation for $90. The remainder of the Space Propulsion operation is included in the Combat Systems group.

     On February 15, 2001, the Aerospace group sold its engine overhaul business for $55.

     The company received approximately $45 in cash during the three-year period ended December 31, 2002, from the sale of certain vacant real estate located in southern California.

Cash Used for Financing Activities

In 2002, cash used for financing activities was $836, consisting primarily of repayment of outstanding debt and payment of dividends. This compares to cash provided of $908 in 2001 and cash used of $835 in 2000.

General Dynamics 2002 Annual Report 31

     Debt Proceeds, Net. The company made net payments of $451 to reduce the outstanding commercial paper balances during 2002. As of December 31, 2002, the company had $714 of commercial paper outstanding with an average yield of approximately 1.56 percent and an average term of 34 days. The company expects to reissue commercial paper as it matures and has the option to extend the term up to 270 days. The company has approximately $3.5 billion in bank credit facilities, which serve as back-up liquidity facilities to the commercial paper program.

     On August 27, 2001, the company issued $500 of three-year floating rate notes due September 1, 2004. The notes are registered under the Securities Act of 1933, as amended. Interest on the notes resets quarterly at three-month LIBOR plus 0.22 percent, and is payable each March, June, September and December. The notes are redeemable in whole or in part at any time prior to their maturity at 100 percent of the principal amount plus any accrued but unpaid interest on the date the notes are redeemed. The company used the net proceeds of the issuance to repay a portion of the borrowings under its commercial paper program. These floating rate notes are guaranteed by certain of the company’s 100-percent owned subsidiaries.

     Share Repurchases. On March 7, 2000, the company’s board of directors authorized management to repurchase up to 10 million shares of the company’s issued and outstanding common stock in the open market. The company repurchased approximately 1.3 million shares for $100 in 2002, 1.5 million shares for $113 in 2001, and 4 million shares for $208 in 2000. During the first month of 2003, the company repurchased an additional 3.2 million shares for approximately $210, which completely utilized the March 2000 authorization. On February 5, 2003, the company’s board of directors authorized management to repurchase up to six million additional shares.

     Dividends. On March 5, 2003, the company’s board of directors declared an increased regular quarterly dividend of $.32 per share — the sixth consecutive annual increase. The board had previously increased the quarterly dividend to $.30 per share in March 2002, to $.28 per share in March 2001, and to $.26 per share in March 2000.

ADDITIONAL FINANCIAL INFORMATION

Contractual Obligations and Commercial Commitments

The following table shows information about the company’s contractual obligations and commercial commitments as of December 31, 2002:

	Payments Due by Period

		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Contractual Obligations
Commercial paper, net	$714	$714	$—	$—	$—
Floating rate notes	500	—	500	—	—
Operating leases	440	76	132	77	155
Senior notes	150	—	—	—	150
Term debt	45	5	10	10	20
Finance operations debt	21	18	3	—	—
Capital lease obligation	27	2	7	7	11
Note payable (Spanish gov’t)	14	2	11	1	—
Drawn line of credit	10	10	—	—	—

	$1,921	$827	$663	$95	$336

	Amount of Commitment Expiration Per Period

	Total
	Amount	Less Than	1-3	4-5	After
	Committed	1 Year	Years	Years	5 Years

Other Commercial Commitments
Letters of credit	$780	$576	$125	$58	$21
Trade-in options	551	233	318	—	—

	$1,331	$809	$443	$58	$21

32 General Dynamics 2002 Annual Report

In the ordinary course of business, the company has entered into letters of credit and other similar arrangements with financial institutions and insurance carriers totaling approximately $780. The company, from time to time, guarantees the payment or performance obligations of its subsidiaries arising under certain of their contracts. The company is not aware of any default that would require it to satisfy these guarantees. (See Notes J and O to the Consolidated Financial Statements for further discussion.)

Market Risk

The company has no material market risk-sensitive instruments, positions or transactions. The estimated fair value of the company’s financial instruments approximates carrying value. The company’s investment securities carry fixed rates of interest over their respective maturity terms. The company does not use derivatives to alter the interest characteristics of these instruments.

     The company is exposed to the effects of foreign currency fluctuations on the U.S. dollar value of earnings from its international operations. The company attempts to minimize the effects of currency risk by borrowing externally in the local currency or by hedging its foreign currency purchases when practical. The company periodically enters into foreign currency derivatives, including forward exchange and currency swap contracts, to hedge its exposure to fluctuations in foreign currency exchange rates. As a matter of policy, the company does not engage in currency speculation.

     One of the company’s Canadian subsidiaries holds privately placed U.S. dollar denominated senior notes of $150, which mature in September 2008. The subsidiary also has a currency swap that fixes its foreign currency variability on both the principal and interest portions of these notes. As of December 31, 2002, the fair value of this cash flow hedge was a $19 asset, which offset the effect of changes in the currency exchange rate on the related debt.

     There were no material derivative instruments designated as fair value or net investment hedges during the year ended December 31, 2002.

Application of Critical Accounting Policies

Management’s Discussion and Analysis of the company’s Financial Condition and Results of Operations is based on the company’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to long-term contracts and programs, pre-owned aircraft inventory, goodwill and other intangible assets, income taxes, pensions and other postretirement benefits, workers’ compensation, warranty obligations, and contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The policies that management believes are critical and require the use of significant business judgment in their application are as follows:

     Revenue Recognition — Government Contracts. The company accounts for sales and earnings under long-term defense contracts and programs using the percentage-of-completion method of accounting. The company follows the guidelines of AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” except that revisions of estimated profits on contracts are included in earnings under the reallocation method, in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes,” rather than the cumulative catch-up method. Under the reallocation method, the impact of revisions in estimates is recognized prospectively over the remaining life of the contract, while under the cumulative catch-up method such impact would be recognized immediately.

     The company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit evenly over the remaining life of the contract based on either input or output measures, as appropriate to the circumstances. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion and in some cases includes estimates of recoveries asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, availability and timing of funding from the customer, and the timing of product deliveries. These estimates require the use of judgment. A significant change in one or more of these estimates could affect the profitability of one or more of

General Dynamics 2002 Annual Report 33

the company’s contracts. The company reviews its contract estimates periodically to assess revisions in contract values and estimated costs at completion and reflects changes in estimates in the current and future periods under the reallocation method.

     Revenue Recognition — Business Aircraft. The company accounts for contracts for aircraft certified by the Federal Aviation Administration in accordance with Statement of Position 81-1. These contracts usually provide for two major milestones: the manufacture of the “green” aircraft (i.e., before exterior painting and installation of customer-selected interiors and optional avionics) and its completion. The company records revenues at two points: when green aircraft are delivered to and accepted by the customer and when the customer accepts final delivery of the fully outfitted aircraft.

     The company does not recognize revenue at green delivery unless (1) a contract has been executed with the customer and (2) the customer can be expected to satisfy its obligations under the contract, as evidenced by the receipt of significant deposits from the customer.

     Pre-owned Aircraft Inventories. In connection with orders for new aircraft, the company routinely offers customers trade-in options. Under these options, if exercised, the company will accept trade-in aircraft at a predetermined trade-in price based on estimated fair value. Once acquired in connection with a sale of new aircraft, the company records pre-owned aircraft at the lower of trade-in value or estimated net realizable value. The company treats any excess of the trade-in price above the net realizable value as a reduction of revenue upon the recording of the new aircraft sales transaction. The company also regularly assesses the carrying value of pre-owned aircraft in inventory and adjusts the carrying value to net realizable value when appropriate. The company determines net realizable value by using both internal and external aircraft valuation information. These valuations involve estimates and assumptions about many factors including current market conditions, future market conditions, the age and condition of the aircraft and the availability of the aircraft in the market, and these estimates require the use of judgment. Gross margins on sales of pre-owned aircraft can vary from quarter to quarter depending on the mix of aircraft sold and current market conditions.

     Commitments and Contingencies. The company is subject to litigation and other legal proceedings arising out of the ordinary course of its business or arising under provisions relating to the protection of the environment. Estimating liabilities and costs associated with these matters requires judgment. When estimates of the company’s exposure from claims or pending or threatened litigation matters meet the criteria for accrual in Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies,” amounts are recorded as charges against earnings. The ultimate resolution of any exposure to the company may change as further facts and circumstances become known.

     Deferred Contract Costs. Certain costs incurred in the performance of the company’s government contracts are required to be recorded under GAAP but are not currently allocable to contracts. Such costs include a portion of the company’s estimated workers’ compensation, other insurance-related assessments, retirement benefits and environmental expenses. These costs become allocable to contracts when they are paid. The company defers these costs in contracts in process until they are paid, at which time they are charged to contracts and recovered from the government. The company expects to recover these costs through on-going business, including both existing backlog and probable follow-on contracts. These efforts consist of numerous contracts for which the company is the sole source or one of two suppliers on long-term defense programs. The company regularly assesses the probability of recovery of these costs under its current and probable follow-on contracts. This assessment requires the company to make assumptions about future contract costs, the extent of cost recovery under the company’s contracts and the amount of future contract activity. These estimates require the use of judgment. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of the company’s remaining contracts could be adversely affected.

     Pension Plans. The company makes assumptions about discount rates and long-term rates of return on plan assets to determine its net periodic pension cost in accordance with SFAS 87, “Employers’ Accounting for Pensions.” These estimates require the use of judgment. The company consults with outside experts to determine the appropriate assumptions to be used. In the event a change in any of the assumptions is warranted, future pension cost as determined under SFAS 87 could increase or decrease. The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to the company’s government plans. The company has deferred recognition of the cumulative earnings in its government plans to provide a better matching of revenues and expenses. As such, the company’s future income is not subject to the consequences of changes in the assumptions associated with these plans.

     Management believes that the application of judgment is applied consistently and produces financial information that fairly depicts the results of operations for all periods presented.

34 General Dynamics 2002 Annual Report

New Accounting Standards

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities,” in January 2003. FIN 46 provides guidance on the consolidation of certain entities. The interpretation requires variable interest entities to be consolidated if the equity interest at risk is not sufficient to permit an entity to finance its activities without support from other parties or if the equity investors lack certain specified characteristics. FIN 46 is effective immediately for variable interests created after January 31, 2003, and is effective in the third quarter of 2003 to variable interests acquired before February 1, 2003. The company currently is assessing the application of FIN 46 to determine its impact and does not expect the adoption of this interpretation to have a material effect on the company’s results of operations, financial condition or cash flows.

     The FASB issued FIN 45, “Guarantors’ Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” in November 2002. FIN 45 clarifies the requirements of SFAS 5 relating to a guarantor’s disclosures of certain guarantees issued and the requirement to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The company does not expect the adoption of this interpretation to have a material effect on its results of operations, financial condition or cash flows.

     The FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” in June 2002. SFAS 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The company adopted the provisions of this statement on January 1, 2003. The company does not expect the adoption of this standard to have a material impact on its results of operations, financial condition or cash flows.

     The FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” in June 2001. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. The company adopted SFAS 143 on January 1, 2003. The company does not expect the adoption of this standard to have a material impact on its results of operations, financial condition or cash flows.

General Dynamics 2002 Annual Report 35

Consolidated Statement of Earnings

	Year Ended December 31

(Dollars in millions, except per share amounts)	2002	2001	2000

Net Sales	$13,829	$12,054	$10,305
Operating costs and expenses	12,247	10,568	8,980

Operating Earnings	1,582	1,486	1,325
Interest expense, net	(45)	(56)	(60)
Other income (expense), net	47	(5)	(7)

Earnings from Continuing Operations before Income Taxes	1,584	1,425	1,258
Provision for income taxes, net	533	482	359

Earnings from Continuing Operations	1,051	943	899
Discontinued operations, net of tax	(134)	—	2

Net Earnings	$917	$943	$901

Earnings per share
Basic:
Continuing operations	$5.22	$4.69	$4.50
Discontinued operations	$(0.67)	$—	$0.01

Net earnings	$4.55	$4.69	$4.51
Diluted:
Continuing operations	$5.18	$4.65	$4.47
Discontinued operations	$(0.66)	$—	$0.01

Net earnings	$4.52	$4.65	$4.48

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

36 General Dynamics 2002 Annual Report

Consolidated Balance Sheet

	December 31

(Dollars in millions)	2002	2001

ASSETS

Current Assets:
Cash and equivalents	$328	$439
Accounts receivable	1,074	968
Contracts in process	1,914	1,732
Inventories	1,405	1,289
Assets of discontinued operations	69	85
Other current assets	308	432

Total Current Assets	5,098	4,945

Noncurrent Assets:
Property, plant and equipment, net	1,856	1,718
Intangible assets, net	560	648
Goodwill, net	3,510	3,110
Other assets	707	648

Total Noncurrent Assets	6,633	6,124

	$11,731	$11,069

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current portion of long-term debt	$732	$1,211
Accounts payable	1,056	890
Liabilities of discontinued operations	125	14
Other current liabilities	2,669	2,464

Total Current Liabilities	4,582	4,579

Noncurrent Liabilities:
Long-term debt	718	724
Other liabilities	1,232	1,238
Commitments and contingencies (see Note O)

Total Noncurrent Liabilities	1,950	1,962

Shareholders’ Equity:
Common stock, including surplus	757	694
Retained earnings	5,455	4,778
Treasury stock	(1,016)	(930)
Accumulated other comprehensive income	3	(14)

Total Shareholders’ Equity	5,199	4,528

	$11,731	$11,069

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics 2002 Annual Report 37

Consolidated Statement of Cash Flows

	Year Ended December 31

(Dollars in millions)	2002	2001	2000

Cash Flows from Operating Activities:

Income from continuing operations	$1,051	$943	$899
Adjustments to reconcile income from continuing operations to net cash provided by operating activities- Depreciation, depletion and amortization of property, plant and equipment	179	164	143
Amortization of intangible assets and goodwill	34	100	81
Deferred income tax provision	179	114	128
(Increase) decrease in assets, net of effects of business acquisitions- Accounts receivable	(90)	(25)	(27)
Contracts in process	(202)	(225)	(78)
Inventories	(141)	(223)	11
Increase (decrease) in liabilities, net of effects of business acquisitions- Accounts payable	137	53	57
Billings in excess of costs and estimated profits	109	256	(99)
Income taxes payable	(19)	27	(35)
Other current liabilities	(41)	(140)	72
Other, net	(70)	55	(83)

Net Cash Provided by Operating Activities from Continuing Operations	1,126	1,099	1,069
Net Cash (Used) Provided by Discontinued Operations	(1)	2	1

Net Cash Provided by Operating Activities	1,125	1,101	1,070

Cash Flows from Investing Activites:
Business acquisitions, net of cash acquired	(275)	(1,451)	(71)
Purchases of available-for-sale securities	(41)	(45)	(23)
Sales/maturities of available-for-sale securities	39	42	29
Capital expenditures	(264)	(356)	(288)
Proceeds from sale of assets	133	96	33
Other, net	8	(32)	(9)

Net Cash Used by Investing Activities	(400)	(1,746)	(329)

Cash Flows from Financing Activities:
Net (repayments of) proceeds from commercial paper	(451)	825	(508)
Proceeds from issuance of floating rate notes	—	500	—
Repayment of finance operations debt	(22)	(20)	(18)
Net repayments of other debt	(76)	(133)	(10)
Dividends paid	(236)	(219)	(202)
Purchases of common stock	(100)	(113)	(208)
Proceeds from option exercises	49	68	111

Net Cash (Used) Provided by Financing Activities	(836)	908	(835)

Net (Decrease) Increase in Cash and Equivalents	(111)	263	(94)
Cash and Equivalents at Beginning of Year	439	176	270

Cash and Equivalents at End of Year	$328	$439	$176

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

38 General Dynamics 2002 Annual Report

Consolidated Statement of Shareholders’ Equity

	Common Stock				Treasury Stock

				Retained			Comprehensive
(Dollars in millions, except share amounts)	Shares	Par	Surplus	Earnings	Shares	Amount	Income

Balance, December 31, 1999	240,940,317	$241	$246	$3,363	(39,926,750)	$(673)

Net earnings				901			$901
Cash dividends declared				(205)
Shares issued under compensation plans			97		3,542,282	48
Tax benefit of exercised stock options			35
Shares purchased					(4,054,200)	(208)
Unrealized gains on securities							1
Minimum pension liability adjustment							2
Foreign currency translation adjustments							(21)

Balance, December 31, 2000	240,940,317	241	378	4,059	(40,438,668)	(833)	$883

Net earnings				943			$943
Cash dividends declared				(224)
Shares issued under compensation plans			54		1,710,198	16
Tax benefit of exercised stock options			21
Shares purchased					(1,466,300)	(113)
Foreign currency translation adjustments							11

Balance, December 31, 2001	240,940,317	241	453	4,778	(40,194,770)	$(930)	$954

Net earnings				917			$917
Cash dividends declared				(240)
Shares issued under compensation plans			38		1,538,355	14
Tax benefit of exercised stock options			25
Shares purchased					(1,290,800)	(100)
Gain on cash flow hedge							7
Unrealized gains on securities							1
Foreign currency translation adjustments							9

Balance, December 31, 2002	240,940,317	$241	$516	$5,455	(39,947,215)	$(1,016)	$934

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

General Dynamics 2002 Annual Report 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share amounts or unless otherwise noted)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization. The company’s businesses include mission-critical information technology and communications, land and amphibious combat systems, shipbuilding and marine systems, and business aviation. The company also owns a coal mining operation, an aggregates operation and a leasing operation for liquefied natural gas (LNG) tankers. The company’s primary customers are the U.S. military, other government organizations, the armed forces of allied nations, and a diverse base of corporate and industrial buyers.

     Basis of Consolidation and Use of Estimates. The Consolidated Financial Statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The financial statements for all periods presented have been restated to present the results of operations of the company’s undersea fiber optic cable-laying business in discontinued operations, as discussed in Note B. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue Recognition. The company accounts for sales and earnings under long-term defense contracts and programs using the percentage-of-completion method of accounting in accordance with AICPA, Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The company applies earnings rates to all contract costs, including general and administrative expenses, to determine sales and operating earnings. The company reviews earnings rates periodically to assess revisions in contract values and estimated costs at completion. Based on these assessments, any changes in earnings rates are made prospectively.

     The company charges any anticipated losses on contracts and programs to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. The company recognizes revenue arising from a claims process either as income or as an offset against a potential loss only when the claim can be reliably estimated and its realization is probable.

     The company accounts for contracts for aircraft certified by the Federal Aviation Administration in accordance with Statement of Position 81-1. These contracts usually provide for two major milestones: the manufacture of the “green” aircraft and its completion, which includes exterior painting and installation of customer-selected interiors and optional avionics. The company records revenue at two points: when green aircraft are delivered to and accepted by the customer and when the customer accepts final delivery of the fully outfitted aircraft. The company recognizes sales of all other aircraft products and services when the product is delivered or the service is performed.

     General and Administrative Expenses. General and administrative expenses were $903 in 2002, $808 in 2001 and $642 in 2000, and are included in operating costs and expenses on the Consolidated Statement of Earnings.

     Interest Expense, Net. Interest expense was $58 in 2002, $68 in 2001 and $72 in 2000. Interest payments, including interest on finance operations debt, were $55 in 2002, $70 in 2001 and $78 in 2000.

     Other Expense, Net. Net other income in 2002 included a $36 pretax gain on the sale of certain assets of the company’s Space Propulsion operations which were sold during the fourth quarter of 2002.

     Cash and Equivalents and Investments in Debt and Equity Securities. The company classifies its securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The company considers securities with a maturity of three months or less to be cash equivalents. The company adjusts all investments in debt and equity securities to fair value. The company recognizes market adjustments in the statement of earnings for trading securities and as a component of accumulated other comprehensive income for available-for-sale securities. The company had $50 and $47 in available-for-sale investments at December 31, 2002 and 2001, respectively. The company had no investments classified as trading securities at the end of either period.

     Accounts Receivable and Contracts in Process. Accounts receivable represent only amounts billed and currently due from customers. Recoverable costs and accrued profit related to long-term defense contracts and programs on which revenue has been recognized, but billings have not yet been presented to the customer (unbilled receivables), are included in contracts in process.

     Inventories. Work-in-process inventories represent aircraft components and are stated at the lower of cost (based on estimated average unit cost of the number of units in a production lot, or specific identification) or market. Raw materials are stated at the lower of cost (first-in, first-out method) or market. The company records pre-owned aircraft acquired in connection with the sale of new aircraft at the lower of the trade-in value (determined at the time of trade and based on estimated fair value) or estimated net realizable value.

40 General Dynamics 2002 Annual Report

     Property, Plant and Equipment, Net. Property, plant and equipment are carried at historical cost, net of accumulated depreciation, depletion and amortization. Most of the company’s assets are depreciated using accelerated methods, with the remainder using the straight-line method. Buildings and improvements are depreciated over periods up to 50 years. Machinery and equipment are depreciated over periods up to 28 years. Depletion of mineral reserves is computed using the units-of-production method.

     Impairment of Long-Lived Assets. The company reviews long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The company assesses the recoverability of the cost of the asset based on a review of projected undiscounted cash flows. In the event an impairment loss is identified, it is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. If an asset is held for sale, the company reviews its estimated fair value less cost to sell.

     Environmental Liabilities. The company accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The company recorded cleanup and other environmental exit costs related to sold businesses at the time of disposal. Recorded liabilities have not been discounted. To the extent the U.S. government has specifically agreed to pay the ongoing maintenance and monitoring costs at sites currently used in the conduct of the company’s government contracting business, the company treats these costs as contract costs and recognizes the costs as paid.

     Stock-Based Compensation. The company measures compensation cost for stock options as the excess, if any, of the quoted market price of the company’s stock at the measurement date over the exercise price. The company records stock awards at fair value at the date of award.

     Translation of Foreign Currencies. The functional currencies for the company’s international operations are the respective local currencies. The company translates foreign currency balance sheets at the end-of-period exchange rates and earnings statements at the average exchange rates for each period. The company includes the resulting foreign currency translation adjustments in the calculation of accumulated other comprehensive income, which is included in shareholders’ equity on the Consolidated Balance Sheet.

     Classification. Consistent with defense industry practice, the company classifies assets and liabilities related to long-term production contracts as current although a portion of these amounts is not expected to be realized within one year. In addition, certain prior year amounts have been reclassified to conform to the current year presentation.

B. DISCONTINUED OPERATIONS

     The company exited its undersea fiber optic cable-laying business in the fourth quarter of 2002 because of substantial overcapacity in the market and a lack of contract backlog. The results of this business’s operations had been included in the Information Systems and Technology group since 1998. The company recognized a total after-tax loss of $134 in 2002, including an after-tax charge of $109 for ship lease obligations and the write-down of assets to net realizable value.

     The summary of operating results from discontinued operations is as follows:

	Year Ended December 31

	2002	2001	2000

Net sales	$34	$109	$51
Operating expenses	72	110	47

Operating loss	(38)	(1)	4
Loss on disposal	167	—	—

Loss before taxes	(205)	(1)	4
Tax benefit	71	1	(2)

Loss from discontinued operations	$(134)	$—	$2

Assets and liabilities of discontinued operations consisted of the following:

December 31	2002	2001

Current assets	$68	$33
Noncurrent assets	1	52

Assets of discontinued operations	$69	$85

Current liabilities	125	14

Liabilities of discontinued operations	$125	$14

General Dynamics 2002 Annual Report 41

C. EARNINGS PER SHARE

Basic and diluted weighted average shares outstanding were as follows (in thousands):

Year Ended December 31	2002	2001	2000

Basic weighted average shares outstanding	201,357	201,142	199,840
Assumed exercise of options	1,467	1,608	1,200
Contingently issuable shares	28	157	222

Diluted weighted average shares outstanding	202,852	202,907	201,262

D. INCOME TAXES

The net provision for income taxes for continuing operations is summarized as follows:

Year Ended December 31	2002	2001	2000

Current:
U.S. federal	$369	$378	$297
State	3	16	18
Foreign	(18)	2	6

Total current	354	396	321

Deferred:
U.S. federal	164	115	134
State	2	(1)	(5)
Foreign	13	—	(1)

Total deferred	179	114	128

Tax adjustments and credits	—	(28)	(90)

	$533	$482	$359

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

     The reconciliation from the statutory federal income tax rate to the company’s effective income tax rate is as follows:

Year Ended December 31	2002	2001	2000

Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax adjustments and credits	—	(2.0)	(7.1)
State tax on commercial operations, net of federal benefits	0.3	1.1	1.0
Qualified export sales exemption	(0.9)	(0.6)	(0.5)
Other, net	(0.8)	0.3	0.1

Effective income tax rate	33.6%	33.8%	28.5%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

December 31	2002	2001

Postretirement and postemployment liabilities	$127	$117
A-12 termination	90	90
Accrued costs on disposed businesses	23	30
Other	395	357

Deferred assets	$635	$594

Capital Construction Fund	131	124
Commercial pension asset	112	103
Intangible assets	123	78
Property basis differences	71	61
Long-term contract costing methods	56	3
Lease income	47	52
Other	38	27

Deferred liabilities	$578	$448

Net deferred tax asset	$57	$146

The Capital Construction Fund (CCF) is a program established by the U.S. government and administered by the Maritime Administration. The purpose of the program is to support the acquisition, construction, reconstruction or operation of U.S. flag merchant marine vessels. It provides for the deferral of federal and state income taxes on earnings derived from eligible programs as long as the funds are deposited and used for qualified activities. Unqualified withdrawals are subject to taxation plus interest. The CCF must be collateralized by qualified assets defined by the Maritime Administration. At December 31,

42 General Dynamics 2002 Annual Report

2002, the company had assigned approximately $17 in U.S. government accounts receivable to the CCF.

     Based on the company’s projected earnings and current backlog, no material valuation allowance was required for the company’s deferred tax assets at December 31, 2002 and 2001. The current portion of the net deferred tax asset was $194 at December 31, 2002, and $334 at December 31, 2001, and is included in other current assets on the Consolidated Balance Sheet.

     Income tax payments were $377 in 2002, $326 in 2001 and $280 in 2000.

     The company has completed its protest to the IRS Appeals Division for the years 1994 and 1995 with no material impact to the company’s results of operations, financial condition or cash flows. During the first quarter of 2000, the company resolved with the IRS all matters related to Gulfstream’s consolidated federal income tax returns for the years up to and including 1994 with no material impact on the company’s results of operations, financial condition or cash flows. During the third quarter of 2002, the company resolved all matters relating to Gulfstream’s consolidated federal income tax returns for the years up to and including 1998 with no material impact on the company’s results of operations, financial condition or cash flows. The IRS has commenced its examination of the company’s 1996 through 1998 income tax returns. On November 27, 2001, the company filed a refund suit, titled General Dynamics v. United States, for the years 1991 to 1993 in the U.S. Court of Federal Claims. The company anticipates that the years 1994 and 1995 will be added to this suit. The suit seeks recovery of refund claims that were disallowed by the IRS at the administrative level. If the court awards a full recovery to the company, the non-temporary amount of the refund could exceed $100 (including after-tax interest). The company expects the litigation to take several years to resolve. The company has recognized no income from this matter.

     The company has recorded liabilities for tax contingencies for open years. The company does not expect the resolution of tax matters for these years to have a material impact on the company’s results of operations, financial condition or cash flows.

E. CONTRACTS IN PROCESS

Contracts in process primarily represent costs and accrued profit related to defense contracts and programs, and consisted of the following:

December 31	2002	2001

Contract costs and estimated profits	$15,301	$13,568
Other contract costs	711	639

	16,012	14,207
Less advances and progress payments	14,098	12,475

	$1,914	$1,732

Contract costs include production costs and related overhead, such as general and administrative expenses, as well as contract recoveries for such issues as contract changes, negotiated settlements and claims for unanticipated contract costs, which totaled $29 and $9 as of December 31, 2002 and 2001, respectively. The company records revenue associated with these issues as either income or as an offset against a potential loss only when recovery can be reliably estimated and its realization is probable. Other contract costs primarily represent amounts required to be recorded under GAAP that are not currently allocable to contracts, such as a portion of the company’s estimated workers’ compensation, other insurance-related assessments, retirement benefits and environmental expenses. These costs will become allocable to contracts when they are paid. The company expects to recover these costs through on-going business, including both existing backlog and probable follow-on contracts. These efforts consist of numerous contracts for which the company is the sole source or one of two suppliers on long-term defense programs. If the level of backlog in the future does not support the continued deferral of these costs, the profitability of the company’s remaining contracts could be adversely affected.

General Dynamics 2002 Annual Report 43

F. INVENTORIES

Inventories consisted primarily of commercial aircraft components, as follows:

December 31	2002	2001

Work in process	$750	$643
Raw materials	396	361
Pre-owned aircraft	230	254
Other	29	31

	$1,405	$1,289

Work-in-process inventories as of December 31, 2002, included four unsold large green aircraft and 15 unsold mid-size green aircraft. This compares with three large and 14 mid-size aircraft as of December 31, 2001. With respect to the mid-size aircraft, the company carries a corresponding payable to its revenue sharing partner who bears the risk of the carrying value of this inventory. Other inventories consisted primarily of coal and aggregates, which are stated at the lower of average cost or estimated net realizable value.

G. PROPERTY, PLANT AND EQUIPMENT, NET

The major classes of property, plant and equipment were as follows:

December 31	2002	2001

Land and improvements	$192	$159
Mineral reserves	77	76
Buildings and improvements	1,096	1,086
Machinery and equipment	2,013	2,009
Construction in process	91	148

	3,469	3,478
Less accumulated depreciation, depletion and amortization	1,613	1,760

	$1,856	$1,718

The U.S. government provides certain of the company’s plant facilities. Therefore, the company does not include these facilities above.

H. INTANGIBLE ASSETS AND GOODWILL, NET

Intangible assets consisted of the following:

	2002			2001

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
December 31	Amount	Amortization	Amount	Amount	Amortization	Amount

Amortized intangible assets:
Contract and program intangible assets	$481	$(104)	$377	$606	$(98)	$508
Other intangible assets	252	(88)	164	195	(74)	121

	$733	$(192)	$541	$801	$(172)	$629

Unamortized intangible assets:
Trademarks	$19	$—	$19	$19	$—	$19

The company amortizes contract and program intangible assets on a straight-line basis over periods ranging from eight to 40 years. Other intangible assets consist primarily of aircraft product design, customer lists, software and licenses, which are amortized over periods ranging from three to 21 years.

     Amortization expense was $34 in 2002, $100 in 2001 and $81 in 2000. The company expects to record annual amortization expense of approximately $40 in each of the next five years related to these intangible assets.

     The company adopted SFAS 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. The provisions of SFAS 142 eliminate amortization of goodwill and identifiable intangible assets with indefinite lives. Intangible assets with a finite life continue to be amortized over their useful life. The standard also requires an impairment assessment of goodwill and indefinite-lived intangible assets at least annually by applying a fair-value-based test. The company completed the required annual impairment test during the fourth quarter of 2002, and did not identify any impairment.

44 General Dynamics 2002 Annual Report

     The following table presents comparative earnings data as if SFAS 142 had been adopted January 1, 2000:

		2001	2000
Year Ended December 31	2002	(Adjusted)	(Adjusted)

Reported net earnings	$917	$943	$901
Add back: Amortization, net of tax effect	—	45	46

Adjusted net earnings	$917	$988	$947

Basic earnings per share:
Reported basic net earnings per share	$4.55	$4.69	$4.51
Adjusted for amortization	—	0.22	0.23

Adjusted basic net earnings per share	$4.55	$4.91	$4.74

Diluted earnings per share:
Reported diluted net earnings per share	$4.52	$4.65	$4.48
Adjusted for amortization	—	0.22	0.23

Adjusted diluted net earnings per share	$4.52	$4.87	$4.71

The purchase prices of acquired businesses have been allocated to the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill. During the year, the company acquired the outstanding stock of Advanced Technical Products, Inc. and the assets of Command System Incorporated and Eisenwerke Kaiserslautern GmbH i.I. The company completed the allocation of purchase price for these acquisitions as of December 31, 2002.

     Upon adoption of SFAS 142, the company reclassified certain previously recognized identifiable intangible assets to goodwill in accordance with the definitions provided in the statement. The changes in the carrying amount of goodwill by business group for the year ended December 31, 2002, were as follows:

		Adoption of
December 31	2001	SFAS 142	Acquisitions(a)	2002

Information Systems and Technology	$2,064	$81	$68	$2,213
Combat Systems	514	–	242	756
Marine Systems	193	–	–	193
Aerospace	338	–	9	347
Resources	1	–	–	1

	$3,110	$81	$319	$3,510

(a) Includes adjustments to preliminary assignment of fair value to net assets acquired.

I. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

December 31	2002	2001

Billings in excess of costs and estimated profits	$516	$407
Workers’ compensation	509	473
Customer deposits on commercial contracts	384	358
Retirement benefits	274	264
Salaries and wages	222	225
Other	764	737

	$2,669	$2,464

Other consisted primarily of contract-related costs assumed in business acquisitions, dividends payable, environmental remediation reserves, warranty reserves and the current portion of the company’s finance operation debt (see Note M).

J. DEBT

Debt (excluding the finance operation discussed in Note M) consisted of the following:

December 31	2002	2001

Commercial paper,net of unamortized discount	$714	$1,165
Floating rate notes	500	500
Senior notes	150	150
Term debt	45	50
Industrial development bonds	–	15
Other	41	55

	1,450	1,935
Less current portion	732	1,211

	$718	$724

The company’s primary source of funding is commercial paper which, as a short-term borrowing instrument, subjects the company to changes in interest rates. As of December 31, 2002, the company had $715 par value discounted commercial paper outstanding at an average yield of approximately 1.56 percent with an average maturity of approximately 34 days. The company has approximately $3.5 billion in bank credit facilities, which serve as back-up liquidity facilities to the commercial paper program. These credit facilities consist of a $975 364-day facility expiring in July 2003, with provision to extend

General Dynamics 2002 Annual Report 45

for one year at the company’s option when drawn; a $1 billion multi-year facility expiring in July 2006; and a $1.5 billion interim credit facility (ICF) expiring not later than July 2003. The company intends to term out a portion of its commercial paper in the first half of 2003, which would, by its terms, reduce the ICF by an equivalent amount. The company’s commercial paper issuances and the bank credit facilities are guaranteed by certain of the company’s 100-percent owned subsidiaries.

     As of December 31, 2002, the company had outstanding $500 of three-year floating rate notes due September 1, 2004. The notes are registered under the Securities Act of 1933, as amended. Interest on the notes resets quarterly at three-month LIBOR plus 0.22 percent, and is payable each March, June, September and December. The notes had an average interest rate of 1.98 percent for the year ended December 31, 2002. The notes are redeemable at the company’s option in whole or in part at any time prior to their maturity at 100 percent of the principal amount of the notes to be redeemed plus any accrued but unpaid interest on the date the notes are redeemed. These floating rate notes are guaranteed by certain of the company’s 100-percent owned subsidiaries. See Note U for condensed consolidating financial statements.

     The senior notes are privately-placed U.S. dollar-denominated notes held by one of the company’s Canadian subsidiaries. Interest is payable semi-annually at an annual rate of 6.32 percent, until maturity in September 2008. The subsidiary has a currency swap, which fixes its foreign currency variability on both the principal and interest components of these notes. See Note N for the fair value discussion of the currency swap. The senior notes are guaranteed by General Dynamics Corporation.

     The company assumed the term debt in connection with its acquisition of Primex Technologies, Inc. Sinking fund payments of $5 are required in December of each of the years 2003 through 2007, with the remaining $20 payable in December 2008. Interest is payable in June and December at the rate of 7.5 percent annually. The term debt is guaranteed by General Dynamics Corporation.

     The industrial development bonds were fully retired on April 12, 2002.

     As of December 31, 2002, other debt consisted of $3 related to a leasehold interest, $10 drawn under a $76 line of credit, a $14 note payable to a Spanish insurance company and two capital lease arrangements totaling $14. Annual principal payments on the note payable are $2 in 2003, $10 in 2004, $1 in 2005, with the balance due in 2006. Interest is payable each December at a rate of 3.85 percent annually. The capital leases extend through 2010.

K. OTHER LIABILITIES

Other liabilities consisted of the following:

December 31	2002	2001

Retirement benefits	$350	$340
Deferred U.S.federal income taxes	197	215
Customer deposits on commercial contracts	87	100
Accrued costs on disposed businesses	67	85
Other	531	498

	$1,232	$1,238

The company has recorded liabilities for contingencies related to disposed businesses. These liabilities include postretirement benefits, environmental, legal and other costs.

     Other consisted primarily of liabilities for tax contingencies for open years, warranty reserves, long-term debt for the company’s finance operation (see Note M), and workers’ compensation.

L. SHAREHOLDERS’ EQUITY

Authorized Stock. On May 1, 2002, the company’s shareholders approved an amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 300 million shares to 500 million shares of $1 per share par value common stock. Other authorized capital stock of the company consists of 50 million shares of $1 per share par value preferred stock issuable in series, with the rights, preferences and limitations of each series to be determined by the board of directors.

     Dividends per Share. Dividends per share were $1.20 in 2002, $1.12 in 2001 and $1.04 in 2000.

     Shares Outstanding. The company had 200,993,102 shares of common stock outstanding as of December 31, 2002, and 200,745,547 shares outstanding as of December 31, 2001. No shares of the company’s preferred stock were outstanding as of either date.

M. FINANCE OPERATION

The company owns three LNG tankers, which are leased to a nonrelated company. The leases are financed by privately placed bonds, which are secured by the LNG tankers. The bonds are callable under certain conditions and are nonrecourse to the company. Accordingly, the company is not obligated to repay the debt in the event the lessee

46 General Dynamics 2002 Annual Report

defaults on the lease payments. Outstanding debt was $21 at December 31, 2002, and $43 at December 31, 2001. Principal payments on the debt are made semi-annually and are scheduled as follows: $18 in 2003 and $3 at maturity in 2004. The weighted average interest rate on the debt is 6.2 percent.

     The leases are classified as direct financing leases and extend through 2009. The components of the company’s net investment in the leases receivable were as follows:

December 31	2002	2001

Aggregate future minimum lease payments	$164	$195
Unguaranteed residual value	38	38

Unearned interest income	(64)	(79)

	$138	$154

The company is scheduled to receive minimum lease payments of $31 in 2003, $24 in 2004 and $21 in 2005, 2006 and 2007.

N. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the company’s financial instruments approximates carrying value. Fair value is generally based on quoted market prices, except the finance operation debt, where fair value is based on risk-adjusted discount rates.

     The company attempts to minimize the effects of currency risk by borrowing externally in the local currency or by hedging its purchases made in foreign currencies, when practical. The company is exposed to the effects of foreign currency fluctuations on the U.S. dollar value of earnings from its international operations. As a matter of policy, the company does not engage in currency speculation. The company periodically enters into foreign currency derivatives, including forward exchange and currency swap contracts, to hedge its exposure to fluctuations in foreign currency exchange rates.

     As of December 31, 2002, the company’s sole cash flow hedge was the currency swap discussed in Note J. Fair value of this currency swap was a $19 asset, which offset the effect of changes in the currency exchange rate on the related debt. There were no material derivative instruments designated as fair value or net investment hedges during the year ended December 31, 2002.

O. COMMITMENTS AND CONTINGENCIES

Litigation

The company is subject to litigation and other legal proceedings arising out of the ordinary course of its business or arising under provisions relating to the protection of the environment. Claims made by and against the company regarding the development of the Navy’s A-12 aircraft are discussed in Note P.

     On May 7, 1999, a whistleblower suit was filed under seal against the company in the United States Bankruptcy Court for the District of South Carolina. The plaintiff alleges that the company violated the False Claims Act by omitting certain facts when it testified before Congress in 1995 concerning funding for the third Seawolf-attack submarine. The plaintiff sought damages in the amount of the contract award for the third Seawolf, subject to trebling under the False Claims Act. The Department of Justice declined to intervene in the case on the plaintiff’s behalf and the suit was unsealed in December 2000. The complaint was removed to the United States District Court for the District of South Carolina. On October 15, 2002, the District Court entered an order granting the company’s motions for summary judgment and directed the court to enter judgment on behalf of the company. The plaintiff may appeal the judgment. The company believes that any such motion or appeal by the plaintiff is likely to be denied.

     Following UAL Corporation’s announcement on March 22, 2002, that it was closing its Avolar subsidiary, which was to engage in a business jet aircraft fractional ownership program, the company terminated its agreements with Avolar. The company retained deposits totaling $50 related to this transaction. On May 28, 2002, United BizJet Holdings, Inc., a subsidiary of UAL Corporation, filed a claim against the company in the Circuit Court of Cook County, Illinois, seeking the return of the Avolar deposits. On October 11, 2002, the Circuit Court dismissed United BizJet’s complaint without prejudice for failure to engage in mandatory pre-litigation mediation. United BizJet moved for reconsideration, but on January 3, 2003, the Circuit Court denied reconsideration and reaffirmed its order of dismissal. On December 9, 2002, United BizJet filed for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. The company believes the outcome of this matter will not have a material impact on the company’s results of operations, financial condition or cash flows.

     Various claims and other legal proceedings generally incidental to the normal course of business are pending or threatened against the company. While the company cannot predict the outcome of these matters, the company believes its potential liabilities in these proceedings, individually or in the aggregate, will not have a material impact on the company’s results of operations, financial condition or cash flows.

Environmental

The company is subject to and affected by a variety of federal, state, local and foreign environmental laws and regulations. The company is directly or indirectly involved in environmental responses at some of the company’s current and former facilities, and at third-party sites not

General Dynamics 2002 Annual Report 47

owned by the company but where the company has been designated a “Potentially Responsible Party” (PRP) by the Environmental Protection Agency or a state environmental agency. The company is also involved in the investigation, cleanup and remediation of various conditions at current and former company sites where the release of hazardous materials may have occurred. Based on historical experience, the company expects that a significant percentage of the total remediation and compliance costs associated with these facilities will continue to be allowable costs and, therefore, reimbursed by the U.S. government. Based on a site-by-site review and analyses by outside counsel and environmental consultants, the company believes that its liability at any individual site, or in the aggregate, arising from such sites at which there is a known environmental condition, or Superfund or other multi-party sites at which the company is a PRP, is not material to the company’s results of operations, financial condition or cash flows. Moreover, based on all known facts and expert analyses, the company does not believe that the range of reasonably possible additional loss beyond what has been recorded would be material to the company’s results of operations, financial condition or cash flows.

Minimum Lease Payments

Total rental expense under operating leases was $98 in 2002, $93 in 2001 and $44 in 2000. Future minimum lease payments due during the next five years are as follows:

2003	$76
2004	68
2005	64
2006	43
2007	34
2008 and therafter	155

$440

Operating leases are primarily for facilities and equipment.

Other

In the ordinary course of business, the company has entered into letters of credit and other similar arrangements with financial institutions and insurance carriers aggregating approximately $780 at December 31, 2002. The company, from time to time in the ordinary course of business, guarantees the payment or performance obligations of its subsidiaries arising under certain of their contracts. The company is aware of no event of default that would require it to satisfy these guarantees.

     On June 5, 2001, the company acquired substantially all of the assets of Galaxy Aerospace Company LP. The selling parties may receive additional payments, up to a maximum of approximately $300 through 2006, contingent on the achievement of specific revenue targets.

     As of December 31, 2002, in connection with orders for 14 Gulfstream G550s (initially designated the Gulfstream V-SP) and four Gulfstream G200 aircraft in firm contract backlog, the company had offered customers trade-in options, which may or may not be exercised by the customers. If these options are exercised, the company will accept trade-in aircraft, primarily Gulfstream IV-SPs and Gulfstream Vs, at a predetermined minimum trade-in price as partial consideration in the new aircraft transaction. Any excess of the trade-in price above the fair market value is treated as a reduction of revenue upon recording of the new aircraft sales transaction. These option commitments totaled $551 as of December 31, 2002, down from $567 in the third quarter. The company expects approximately half of these options to be exercised in 2003, with the remainder exercised in 2004. Beyond these commitments, additional aircraft trade-ins are likely to be accepted throughout the year in connection with future orders for new aircraft.

     The company provides product warranties to its customers associated with certain product sales, particularly business aircraft. The company also offers a five-year maintenance program that supplements the standard product warranties on G400 and G550 aircraft models. The company records estimated warranty costs in the period in which the related products are delivered. The warranty liability recorded at each balance sheet date is based on the estimated number of months of warranty coverage remaining for products delivered and the average historical monthly warranty payments and is included in other current liabilities and other liabilities on the Consolidated Balance Sheet. The changes in the carrying amount of warranty liabilities for the year ended December 31, 2002, were as follows:

	December 31	Warranty			December 31
	2001	Accruals	Payments	Adjustments	2002

Warranty liabilities	$112	$50	$(18)	$(7)	$137

P. TERMINATION OF A-12 PROGRAM

In January 1991, the Navy terminated the company’s A-12 aircraft contract for default. The A-12 contract was a fixed-price incentive contract for the full-scale development and initial production of the Navy’s carrier-based Advanced Tactical Aircraft. Both the company and McDonnell Douglas, now owned by The Boeing Company, (the contractors) were parties to the contract with the Navy; each had full responsibility to the Navy for performance under the contract; and both are jointly and severally liable for potential liabilities arising from the termination. As a consequence of the termination for default, the Navy demanded that the contractors repay $1.4 billion in unliquidated progress payments, but agreed to defer collection of the amount pending a decision by the U.S. Court of Federal Claims on the contractors’ challenge to the termination for default, or a negotiated settlement.

48 General Dynamics 2002 Annual Report

     The contractors filed a complaint on June 7, 1991, in the U.S. Court of Federal Claims contesting the default termination. In December 1994, the court issued an order vacating the termination for default. On December 19, 1995, following further proceedings, the court issued an order converting the termination for default to a termination for convenience. On March 31, 1998, a final judgment was entered in favor of the contractors for $1.2 billion plus interest.

     On July 1, 1999, the U.S. Court of Appeals for the Federal Circuit found that the Trial Court erred in converting the termination for default to a termination for convenience without first determining whether a default existed. The Court of Appeals remanded the case for determination of whether the government’s default termination was justified. On August 31, 2001, following the trial on remand, the Trial Court issued an opinion upholding the default termination of the A-12 contract. In its opinion, the Trial Court rejected all of the government’s arguments to sustain the default termination except for one: schedule. With respect to the government’s schedule arguments, the Trial Court held that the schedule the government unilaterally imposed was reasonable and enforceable, and that the government had not waived that schedule. On the sole ground that the contractors were not going to deliver the first aircraft on the date provided in the unilateral schedule, the Trial Court upheld the default termination and entered judgment for the government.

     The contractors filed post-trial motions seeking reconsideration by the Trial Court of its opinion and judgment. On October 4, 2001, the Trial Court denied the contractors’ post-trial motions. On November 30, 2001, the company filed its notice of appeal, and during 2002, the contractors and the Navy filed their respective appellate briefs with the Court of Appeals. On January 9, 2003, the appeal was argued before a three-judge panel of the Court of Appeals.

     Following the August 31, 2001, decision of the Trial Court, the Navy and the contractors discussed the continued deferral of the payment of the $1.4 billion in unliquidated progress payments, plus interest, by an extension of the deferment agreement between the parties pursuant to which the Navy had deferred collection since 1991. No agreement was reached concerning this issue, though the contractors do not believe that the Trial Court’s decision triggers their obligation to make payment to the Navy. The Navy took no action to collect this amount from the contractors and settlement negotiations were conducted by the parties. On August 30, 2002, the Navy notified the contractors in writing that unless they paid, within 30 days, these unliquidated progress payments plus interest (approximately $2.3 billion), it would turn the matter over to the Defense Finance and Accounting Service for collection. The contractors have advised the Navy that they would resist collection as improper. In light of the Navy’s collection demand, the contractors requested the Trial Court to enter a stay of its judgment pending the outcome of the appeal. On December 13, 2002, the Trial Court agreed and entered a stay of its judgment pending appeal.

     On March 17, 2003, the Court of Appeals vacated the Trial Court’s judgment and remanded the case to the Trial Court for further proceedings. The Court of Appeals found that the Trial Court misapplied the controlling legal standard in concluding that the termination for default could be sustained solely on the basis of the contractors’ inability to complete the first flight of the first test aircraft by December 1991. Rather, the Court of Appeals held that in order to uphold a termination for default a Trial Court would have to determine that there was no reasonable likelihood that the contractors could perform the entire contract effort within the time remaining for performance. This is a determination the company does not believe is supported by the evidence.

     If, contrary to the company’s expectations, the default termination is ultimately sustained, the contractors could collectively be required to repay the government as much as $1.4 billion for progress payments received for the A-12 contract plus interest (approximately $1 billion at December 31, 2002). This would result in liability of approximately $1.2 billion pretax, $685 after-tax, to be taken as a charge against discontinued operations. The company has sufficient resources to pay such an obligation if required.

Q. EQUITY COMPENSATION PLANS

Under the 1997 Incentive Compensation Plan, awards may be granted in cash, common stock, options to purchase common stock, restricted shares of common stock, or any combination of these. Awards of stock options and restricted stock are intended to qualify as deductible, performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code). Incentive Compensation Plan awards of cash and unrestricted stock are not designed to be deductible by the company under Section 162(m).

     Stock options may be granted either as incentive stock options, intended to qualify under Section 422 of the Code, or as options not qualified under the Code. All options are issued with an exercise price at or above 100 percent of the fair market value of the common stock on the date of grant. Options granted under Gulfstream’s incentive compensation plans prior to the company’s acquisition of Gulfstream were subject to different vesting periods based on the terms of the plans. At the time of the acquisition, substantially all of the outstanding Gulfstream options became fully vested.

     A grant of restricted shares pursuant to the Incentive Compensation Plan is a transfer of shares of common stock, for such consideration and subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Compensation Committee (or its subcommittee) may determine. Until the end of the applicable period of restriction, the restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon. Awards of

General Dynamics 2002 Annual Report 49

restricted shares may be granted pursuant to a performance formula whereby the number of shares initially granted increases or decreases based on the increase or decrease in the price of the common stock over a performance period.

     Under the Non-Employee Directors 1999 Stock Plan, the company may also grant awards of cash, common stock, options to purchase common stock, restricted shares of common stock, or any combination of these to any member of the company’s board of directors who is not an employee of the company.

     Information with respect to restricted stock awards is as follows:

Year Ended December 31	2002	2001	2000

Number of shares awarded	375,043	340,888	385,023
Weighted average grant price	$88.23	$71.39	$44.15

There were 1,310,322 shares of restricted stock outstanding at December 31, 2002.

     Information with respect to stock options is as follows:

Year Ended December 31	2002	2001	2000

Number of shares:
Outstanding at beginning of year	7,066,113	6,573,599	7,502,881
Granted	2,254,000	2,418,080	2,961,050
Exercised	(1,505,046)	(1,766,787)	(3,669,070)
Canceled	(152,542)	(158,779)	(221,262)

Outstanding at end of year	7,662,525	7,066,113	6,573,599

Exercisable at end of year	4,119,791	3,237,568	3,023,399

Weighted average exercise price:
Outstanding at beginning of year	$54.31	$44.57	$39.82
Granted	93.89	72.18	43.17
Exercised	43.56	42.61	33.11
Canceled	72.13	53.29	54.76
Outstanding at end of year	67.64	54.31	44.57
Exercisable at end of year	52.87	46.02	42.45

Information with respect to stock options outstanding and exercisable at December 31, 2002, is as follows:

Options Outstanding

	Number	Weighted	Weighted
Range of	Outstanding at	Average Remaining	Average
Exercise Prices	12/31/02	Contractual Life	Exercise Price

$4.10	22,375	1.47	$4.10
22.02	10,000	0.75	22.02
41.66–63.03	3,099,575	1.74	46.50
63.41–91.18	2,352,239	3.10	71.90
93.92–104.48	2,178,336	4.17	93.98

	7,662,525

Options Exercisable

	Number	Weighted
Range of	Exercisable at	Average
Exercise Prices	12/31/02	Exercise Price

$4.10	22,375	$4.10
22.02	10,000	22.02
41.66–63.03	2,968,075	46.61
63.41–91.18	1,119,341	70.71
93.92–104.48	–	–

	4,119,791

At December 31, 2002, in addition to the shares reserved for issuance on the exercise of options outstanding, 7,442,402 shares have been authorized for options and restricted stock that may be granted in the future.

50 General Dynamics 2002 Annual Report

     Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the company’s incentive compensation plans, the company’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

Year Ended December 31		2002	2001	2000

Net Earnings:	As reported	$917	$943	$901
	Fair value-based stock
	compensation expense	28	22	15

	Pro forma	889	921	886
Net Earnings Per Share—Basic:	As reported	$4.55	$4.69	$4.51
	Pro forma	4.41	4.58	4.43
Net Earnings Per Share—Diluted:	As reported	$4.52	$4.65	$4.48
	Pro forma	4.38	4.54	4.40

Weighted average fair value of options granted		$21.31	$17.67	$10.20

The compensation cost calculated under the fair value approach shown above is recognized over the vesting period of the stock options. Fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for all years presented: (1) expected dividend yields from 1.3 to 1.8 percent, (2) expected volatility from 26.6 to 32.9 percent, (3) risk-free interest rates from 3.0 to 6.7 percent and (4) expected lives from 27 to 54 months.

R. RETIREMENT PLANS

The company provides defined benefit pension and other postretirement benefits to certain eligible employees. The following is a reconciliation of the benefit obligations, plan/trust assets and funded status of the company’s plans:

	Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001

Change in Benefit Obligation
Benefit obligation at beginning of year	$(5,162)	$(4,579)	$(984)	$(835)
Service cost	(157)	(130)	(13)	(11)
Interest cost	(366)	(338)	(69)	(62)
Amendments	(25)	(24)	(5)	(56)
Actuarial loss	(177)	(156)	(173)	(65)
Acquisitions/other	(4)	(195)	7	(25)
Benefits paid	292	260	74	70

Benefit obligation at end of year	$(5,599)	$(5,162)	$(1,163)	$(984)

	Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001

Change in Plan/Trust Assets
Fair value of assets at beginning of year	$6,107	$6,165	$324	$349
Actual return on plan/trust assets	(486)	80	(16)	(16)
Acquisitions	3	134	–	10
Employer contributions	15	1	32	20
Curtailment/settlement	(18)	(13)	–	–
Benefits paid	(292)	(260)	(45)	(39)

Fair value of assets at end of year	$5,329	$6,107	$295	$324

	Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001

Funded Status Reconciliation
Funded status	$(270)	$945	$(868)	$(660)
Unrecognized net actuarial loss (gain)	525	(682)	247	37
Unrecognized prior service cost	232	242	49	47
Unrecognized transition (asset) obligation	–	(2)	23	34

Prepaid (accrued) benefit cost	$487	$503	$(549)	$(542)

General Dynamics 2002 Annual Report 51

	Pension Benefits			Other Postretirement Benefits

	2002	2001	2000	2002	2001	2000

Assumptions at December 31
Discount rate	7.00%	7.25%	7.50%	7.00%	7.25%	7.50%
Varying rates of increase in compensation levels based on age	4.00–11.00%	4.00–11.00%	4.00–11.00%
Expected weighted–average long–term rate of return on assets (a)	8.34%	8.16%	8.31%	8.00%	8.00%	8.00%
Assumed health care cost trend rate for next year:
Post–65 claim groups				11.75%	4.75%	5.75%
Pre–65 claim groups				11.75%	4.75%	5.75%

(a)	The expected weighted-average long-term rate of return on assets represents a composite of the beginning-of-year expected rates of return for the company’s various retirement plans, which differ based on the investment strategies of the respective plan. The increase in the weighted-average rate in 2002 results from a relative shift of assets toward plans with higher assumed rates of return.

Net periodic pension and other postretirement benefits costs included the following:

	Pension Benefits			Other Postretirement Benefits

	2002	2001	2000	2002	2001	2000

Service cost	$157	$130	$121	$13	$11	$10
Interest cost	366	338	322	69	62	56
Expected return on plan assets	(520)	(486)	(445)	(26)	(25)	(24)
Recognized net actuarial gain	(25)	(41)	(33)	(2)	(3)	(11)
Amortization of unrecognized transition (asset) obligation	(2)	(7)	(7)	11	11	12
Amortization of prior service cost	36	33	32	3	(1)	(1)

	$12	$(33)	$(10)	$68	$55	$42

Pension Benefits. As of December 31, 2002, the company had six noncontributory and three contributory trusteed, qualified defined benefit pension plans covering substantially all of its government business employees and two noncontributory plans covering substantially all of its commercial business employees. Under certain plans, benefits are a function primarily of both the employee’s years of service and level of compensation, while under other plans, benefits are a function primarily of years of service.

     It is the company’s policy to fund the plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for benefits to be earned in the future.

     The company amortizes changes in prior service cost resulting from plan amendments on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

     The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to the company’s government plans. The amount contributed to certain plans, charged to contracts and included in net sales has exceeded the net periodic pension cost as determined under SFAS No. 87, “Employers’ Accounting for Pensions.” The company has deferred recognition of earnings resulting from this difference to provide a better matching of revenues and expenses. Similarly, pension

52 General Dynamics 2002 Annual Report

settlements and curtailments under the government plans have also been deferred. The aforementioned deferrals have been classified against the prepaid pension cost related to these plans.

     The company’s commercial plans’ net prepaid pension cost of $321 and $293 at December 31, 2002 and 2001, respectively, is included in other noncurrent assets on the Consolidated Balance Sheet.

     At December 31, 2002, approximately 66 percent of the plans’ assets were invested in diversified U.S. common stocks including futures contracts, 12 percent in mortgage-backed securities, 9 percent in diversified U.S. corporate debt securities and 13 percent in securities of the U.S. government or its agencies.

     In addition to the qualified defined benefit plans, the company provides eligible employees the opportunity to participate in defined contribution savings plans, which permit contributions on both a pretax and after-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate upon commencement of employment with the company. Under most plans, the employee may contribute to various investment alternatives, including investment in the company’s common stock. In certain plans, the company matches a portion of the employees’ contributions with contributions to a fund, which invests in the company’s common stock. The company’s contributions to the defined contribution plans totaled $80 in 2002, $64 in 2001 and $57 in 2000. Approximately 15 million shares of the company’s common stock were held by the defined contribution plans at both December 31, 2002 and 2001.

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

     The company maintains several Voluntary Employee’s Beneficiary Association (VEBA) trusts for certain plans. It is the company’s policy to fund the VEBAs in accordance with existing federal income tax regulations. At December 31, 2002, the majority of the VEBA trusts’ assets were invested in diversified U.S. common stocks, U.S. fixed income securities and bank notes. For non-funded plans, claims are paid as received.

     The health care cost trend rates are assumed to decline gradually to 4.75 percent for post-65 and pre-65 claim groups in the year 2009 and thereafter over the projected payout period of the benefits. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one-percentage point increase or decrease in the assumed health care cost trend rate on the total service and interest cost is $5 and $(5), respectively, and the effect on the accumulated postretirement benefit obligation is $78 and $(66), respectively.

     The company’s contractual arrangements with the U.S. government provide for the recovery of contributions to a VEBA and, for non-funded plans, recovery of claims paid. The net periodic postretirement benefit cost exceeds the company’s cost currently allocable to contracts. To the extent recovery of the cost is considered probable based on the company’s backlog, the company defers the excess in contracts in process until such time that the cost is allocable to contracts.

General Dynamics 2002 Annual Report 53

S. BUSINESS GROUP INFORMATION

The company operates in four primary business groups: Information Systems and Technology, Combat Systems, Marine Systems and Aerospace. The company organizes and measures its business groups in accordance with the nature of products and services offered. These business groups derive their revenues from information technology and communications, land and amphibious combat systems, naval and commercial shipbuilding, and business aviation, respectively. The company also owns certain commercial operations which are identified for reporting purposes as Resources. The company measures each group’s profit based on operating earnings. As a result, net interest, other income and expense items and income taxes have not been allocated to the company’s business groups.

     Summary financial information for each of the company’s business groups follows:

	Net Sales			Operating Earnings			Sales to U.S. Government

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Information Systems and Technology	$3,681	$2,691	$2,337	$436	$261	$217	$2,801	$1,1091	$1,606
Combat Systems	2,923	2,210	1,273	323	238	156	2,321	1,785	1,084
Marine Systems	3,650	3,612	3,413	287	310	324	3,435	3,403	3,360
Aerospace	3,289	3,265	3,029	447	625	592	249	140	130
Resources*	286	276	253	89	52	36	—	—	—

	$13,829	$12,054	$10,305	$1,582	$1,486	$1,325	$8,806	$7,319	$6,180

							Depreciation,
	Identifiable Assets			Capital Expenditures			Depletion and Amortization

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Information Systems and Technology	$3,613	$3,374	$2,261	$81	$54	$71	$51	$87	$83
Combat Systems	2,439	2,118	1,054	49	43	14	43	56	26
Marine Systems	1,933	1,731	1,613	81	119	132	60	55	52
Aerospace	2,505	2,360	1,710	32	28	29	36	44	39
Resources*	293	313	317	15	20	25	16	16	17
Corporate**	948	1,173	1,032	6	92	17	7	6	7

	$11,731	$11,069	$7,987	$264	$356	$288	$213	$264	$224

*	Resources includes the results of the company’s coal, aggregates and finance operations, as well as the operating results of the company’s commercial pension plans, as further described in Note R.

**	Corporate identifiable assets include cash and equivalents from domestic operations, deferred taxes, real estate held for development and net prepaid pension cost related to the company’s commercial pension plans.

54 General Dynamics 2002 Annual Report

     The following table presents revenues by geographic area (based on the location of the company’s customers):

Year Ended December 31	2002	2001	2000

North America:
United States	$12,041	$10,757	$9,335
Canada	104	115	153
Other	84	11	38

Total North America	12,229	10,883	9,526
Europe	1,199	555	190
Africa/Middle East	202	426	229
Asia/Pacific	144	153	275
Latin America	54	19	67
Other	1	18	18

	$13,829	$12,054	$10,305

     T. QUARTERLY DATA (UNAUDITED)

	2002				2001

	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q

Net Sales	$3,937	$3,284	$3,506	$3,102	$3,484	$2,988	$2,936	$2,646
Operating Earnings	366	424	423	369	413	372	369	332
Net Earnings from Continuing Operations	269	278	272	232	251	228	225	239
Net Earnings from Discontinued Operations	(112)	(10)	(9)	(3)	(5)	2	2	1

Net Earnings	157	268	263	229	246	230	227	240
Earnings Per Share:
Basic (a):
Continuing Operations	$1.34	$1.38	$1.35	$1.15	$1.24	$1.13	$1.12	$1.19
Discontinued Operations	(0.56)	(0.05)	(0.05)	(0.01)	(0.02)	0.01	0.01	0.01

Net Earnings	0.78	1.33	1.30	1.14	1.22	1.14	1.13	1.20	(b)
Diluted (a):
Continuing Operations	$1.33	$1.37	$1.34	$1.14	$1.23	$1.12	$1.11	$1.18
Discontinued Operations	(0.55)	(0.05)	(0.05)	(0.01)	(0.02)	0.01	0.01	0.01

Net Earnings	0.78	1.32	1.29	1.13	1.21	1.13	1.12	1.19	(b)
Market Price Range:
High	$85.40	$108.80	$111.18	$96.80	$96.00	$90.20	$84.28	$78.19
Low	74.08	73.25	91.01	75.00	75.60	73.76	62.94	60.50
Dividends Declared	$0.30	$0.30	$0.30	$0.30	$0.28	$0.28	$0.28	$0.28

Quarterly data is based on a 13 week period

(a)	The sum of the basic and diluted earnings per share for the four quarters of 2002 and 2001 differs from the annual basic and diluted earnings per share due to the required method of computing the weighted average number of shares in interim periods.

(b)	Included a non-cash tax benefit of $28, or $.14 per share, as further described in Note D.

General Dynamics 2002 Annual Report 55

U. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The floating rate notes described in Note J are fully and unconditionally guaranteed on an unsecured, joint and several basis by certain 100-percent owned subsidiaries of General Dynamics Corporation (the Guarantors). The following condensed consolidating financial statements illustrate the composition of the parent, the Guarantors on a combined basis (each Guarantor together with its majority-owned subsidiaries) and all other subsidiaries on a combined basis as of December 31, 2002 and 2001, for the balance sheet, as well as the statements of earnings and cash flows for each of the three years in the period ended December 31, 2002.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2002	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$–	$12,187	$1,642	$–	$13,829
Cost of sales	(31)	10,039	1,336	–	11,344
General and administrative expenses	–	798	105	–	903

Operating Earnings	31	1,350	201	–	1,582
Interest expense	(37)	(5)	(16)	–	(58)
Interest income	2	2	9	–	13
Other income, net	(4)	37	14	–	47

Earnings From Continuing Operations Before Income Taxes	(8)	1,384	208	–	1,584
Provision for income taxes	7	467	59	–	533
Discontinued operations, net of tax	–	(134)	–	–	(134)
Equity in net earnings of subsidiaries	932	–	–	(932)	–

Net Earnings	$917	$783	$149	$(932)	$917

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2001	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$–	$11,454	$600	$–	$12,054
Cost of sales	(24)	9,285	499	–	9,760
General and administrative expenses	–	767	41	–	808

Operating Earnings	24	1,402	60	–	1,486
Interest expense	(52)	(4)	(12)	–	(68)
Interest income	4	4	4	–	12
Other expense, net	(34)	(32)	61	–	(5)

Earnings From Continuing Operations Before Income Taxes	(58)	1,370	113	–	1,425
Provision for income taxes	(40)	499	23	–	482
Discontinued operations, net of tax	–	–	–	–	–
Equity in net earnings of subsidiaries	961	–	–	(961)	–

Net Earnings	$943	$871	$90	$(961)	$943

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2000	Parent	Basis	Basis	Adjustments	Consolidated

Net Sales	$–	$10,026	$279	$–	$10,305
Cost of sales	(14)	8,123	229	–	8,338
General and administrative expenses	–	625	17	–	642

Operating Earnings	14	1,278	33	–	1,325
Interest expense	(60)	(1)	(11)	–	(72)
Interest income	5	5	2	–	12
Other expense, net	(7)	(29)	29	–	(7)

Earnings From Continuing Operations Before Income Taxes	(48)	1,253	53	–	1,258
Provision for income taxes	(90)	450	(1)	–	359
Discontinued operations, net of tax	–	2	–	–	2
Equity in net earnings of subsidiaries	859	–	–	(859)	–

Net Earnings	$901	$805	$54	$(859)	$901

56 General Dynamics 2002 Annual Report

CONDENSED CONSOLIDATING BALANCE SHEET

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
December 31, 2002	Parent	Basis	Basis	Adjustments	Consolidated

ASSETS
Current Assets:
Cash and equivalents	$55	$–	$273	$–	$328
Accounts receivable	–	867	207	–	1,074
Contracts in process	19	1,753	242	–	1,914
Inventories
Work in process	–	745	5	–	750
Raw materials	–	391	5	–	396
Pre–owned aircraft	–	230	–	–	230
Other	–	28	1	–	29
Assets of discontinued operations	–	69	–	–	69
Other current assets	122	139	47	–	308

Total Current Assets	196	4,122	780	–	5,098

Noncurrent Assets:
Property, plant and equipment	145	2,928	396	–	3,469
Accumulated depreciation, depletion & amortization of PP&E	(24)	(1,432)	(157)	–	(1,713)
Intangible assets and goodwill	–	3,473	1,004	–	4,477
Accumulated amortization of intangible assets	–	(377)	(30)	–	(407)
Other assets	263	214	230	–	707
Investment in subsidiaries	10,020	–	–	(10,020)	–

Total Noncurrent Assets	10,404	4,806	1,443	(10,020)	6,633

	$10,600	$8,928	$2,223	$(10,020)	$11,731
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short–term debt	$714	$6	$12	$–	$732
Liabilities of discontinued operations	–	125	–	–	125
Other current liabilities	83	2,836	806	–	3,725

Total Current Liabilities	797	2,967	818	–	4,582

Noncurrent Liabilities:
Long–term debt	500	65	153	–	718
Other liabilities	362	738	132	–	1,232

Total Noncurrent Liabilities	862	803	285	–	1,950

Shareholders’ Equity:
Common stock, including surplus	757	3,746	1,120	(4,866)	757
Other shareholders’ equity	8,184	1,412	–	(5,154)	4,442

Total Shareholders’ Equity	8,941	5,158	1,120	(10,020)	5,199

	$10,600	$8,928	$2,223	$(10,020)	$11,731

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
December 31, 2002	Parent	Basis	Basis	Adjustments	Consolidated

ASSETS
Current Assets:
Cash and equivalents	$174	$–	$265	$–	$439
Accounts receivable	–	805	163	–	968
Contracts in process	35	1,520	177	–	1,732
Inventories
Work in process	–	643	–	–	643
Raw materials	–	358	3	–	361
Pre–owned aircraft	–	254	–	–	254
Other	–	30	1	–	31
Assets of discontinued operations	–	85	–	–	85
Other current assets	147	234	51	–	432

Total Current Assets	356	3,929	660	–	4,945

Noncurrent Assets:
Property, plant and equipment	157	2,828	493	–	3,478
Accumulated depreciation, depletion & amortization of PP&E	(19)	(1,396)	(345)	–	(1,760)
Intangible assets and goodwill	–	3,139	989	–	4,128
Accumulated amortization of intangible assets	–	(332)	(38)	–	(370)
Other assets	224	208	216	–	648
Investment in subsidiaries	9,158	–	–	(9,158)	–

Total Noncurrent Assets	9,520	4,447	1,315	(9,158)	6,124

	$9,876	$8,376	$1,975	$(9,158)	$11,069
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short–term debt	$1,165	$20	$26	$–	$1,211
Liabilities of discontinued operations	–	14	–	–	14
Other current liabilities	143	2,559	652	–	3,354

Total Current Liabilities	1,308	2,593	678	–	4,579

Noncurrent Liabilities:
Long–term debt	500	60	164	–	724
Other liabilities	356	776	106	–	1,238

Total Noncurrent Liabilities	856	836	270	–	1,962

Shareholders’ Equity:
Common stock, including surplus	694	3,737	1,117	(4,854)	694
Other shareholders’ equity	7,018	1,210	(90)	(4,304)	3,834

Total Shareholders’ Equity	7,712	4,947	1,027	(9,158)	4,528

	$9,876	$8,376	$1,975	$(9,158)	$11,069

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2002	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating Activities from Continuing Operations	$(46)	$1,031	$141	$–	$1,126
Net Cash Used by Discontinued Operations	–	(1)	–	–	(1)
Net Cash Provided by Operating Activities	(46)	1,030	141	–	1,125

Cash Flows from Investing Activities:
Business acquisitions, net of cash acquired	(2)	(268)	(5)	–	(275)
Capital expenditures	(6)	(205)	(53)	–	(264)
Proceeds from sale of assets	15	108	10	–	133
Other, net	(5)	11	–	–	6

Net Cash Used by Investing Activities	2	(354)	(48)	–	(400)

Cash Flows from Financing Activities:
Net repayments of commercial paper	(451)	–	–	–	(451)
Net repayments of other debt, including financing operations	(5)	(58)	(35)	–	(98)
Dividends paid	(236)	–	–	–	(236)
Other, net	(90)	–	39	–	(51)

Net Cash Used by Financing Activities	(782)	(58)	4	–	(836)

Cash sweep by parent	707	(618)	(89)	–	–

Net Decrease in Cash and Equivalents	(119)	–	8	–	(111)
Cash and Equivalents at Beginning of Year	174	–	265	–	439

Cash and Equivalents at End of Year	$55	$–	$273	$–	$328

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2001	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating Activities from Continuing Operations	$86	$810	$203	$–	$1,099
Net Cash Provided by Discontinued Operations	–	2	–	–	2

Net Cash Provided by Operating Activities	86	812	203	–	1,101

Cash Flows from Investing Activities:
Business acquisitions, net of cash acquired	(1,162)	(374)	85	–	(1,451)
Capital expenditures	(92)	(244)	(20)	–	(356)
Other, net	(19)	54	26	–	61

Net Cash Used by Investing Activities	(1,273)	(564)	91	–	(1,746)

Cash Flows from Financing Activities:
Net proceeds from commercial paper issuances	825	–	–	–	825
Net proceeds from floating rate notes	500	–	–	–	500
Net repayments of other debt, including financing operations	(149)	(5)	1	–	(153)
Dividends paid	(219)	–	–	–	(219)
Other, net	(72)	14	13	–	(45)

Net Cash Provided by Financing Activities	885	9	14	–	908

Cash sweep by parent	323	(257)	(66)	–	–

Net Increase in Cash and Equivalents	21	–	242	–	263
Cash and Equivalents at Beginning of Year	153	–	23	–	176

Cash and Equivalents at End of Year	$174	$–	$265	$–	$439

			Other
		Guarantors	Subsidiaries
		on a Combined	on a Combined	Consolidating	Total
Year Ended December 31, 2000	Parent	Basis	Basis	Adjustments	Consolidated

Net Cash Provided by Operating
Activities from Continuing Operations	$(53)	$1,135	$(13)	$–	$1,069

Net Cash Provided by Discontinued Operations	–	1	–	–	1

Net Cash Provided by Operating Activities	(53)	1,136	(13)	–	1,070

Cash Flows from Investing Activities:
Capital expenditures	(17)	(268)	(3)	–	(288)
Other, net	(6)	(54)	19	–	(41)

Net Cash Used by Investing Activities	(23)	(322)	16	–	(329)

Cash Flows from Financing Activities:
Net repayments of commercial paper	(508)	–	–	–	(508)
Dividends paid	(202)	–	–	–	(202)
Purchases of common stock	(208)	–	–	–	(208)
Proceeds from option exercises	111	–	–	–	111
Net repayments of other debt, including finance operations	–	(5)	(23)	–	(28)

Net Cash Used by Financing Activities	(807)	(5)	(23)	–	(835)

Cash sweep by parent	866	(859)	(7)	–	–

Net Decrease in Cash and Equivalents	(17)	(50)	(27)	–	(94)
Cash and Equivalents at Beginning of Year	170	50	50	–	270

Cash and Equivalents at End of Year	$153	$–	$23	$–	$176

58 General Dynamics 2002 Annual Report

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

     The Audit Committee of the board of directors, which is composed of three outside directors, meets periodically and, when appropriate, separately with the independent auditors, management and internal audit to review the activities of each.

     The financial statements have been audited by KPMG LLP, independent auditors, whose report follows.

Michael J. Mancuso	John W. Schwartz
Senior Vice President and Chief Financial Officer	Vice President and Controller

Independent Auditors’ Report

To General Dynamics Corporation:

We have audited the accompanying Consolidated Balance Sheets of General Dynamics Corporation (a Delaware corporation) and subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Earnings, Shareholders’ Equity and Cash Flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Dynamics Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The condensed consolidated financial statements provided in Note U are presented for purposes of complying with the Securities and Exchange Commission’s rules and are not part of the basic financial statements. These condensed consolidating financial statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

     As discussed in Note H to the financial statements, General Dynamics Corporation changed its method of accounting for goodwill and other intangible assets to adopt the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

McLean, Virginia
March 17, 2003	KPMG LLP

General Dynamics 2002 Annual Report 59

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

(Dollars and shares in millions, except per share and employee amounts)	2002	2001	2000	1999	1998

Summary of Operations
Net sales	$13,829	$12,054	$10,305	$8,948	$7,395
Operating earnings	1,582	1,486	1,325	1,203	918
Interest expense, net	(45)	(56)	(60)	(34)	(17)
Provision for income taxes, net	533	482	359	246	315
Earnings from continuing operations	1,051	943	899	880	589
Discontinued operations, net of tax	(134)	–	2	–	–
Net earnings	917	943	901	880	589
Earnings per share:
Basic:
Continuing operations	5.22	4.69	4.50	4.40	2.95
Discontinued operations	(0.67)	–	0.01	–	–

Net earnings	4.55	4.69	4.51	4.40	2.95
Diluted:
Continuing operations	5.18	4.65	4.47	4.36	2.91
Discontinued operations	(0.66)	–	0.01	–	–

Net earnings	4.52	4.65	4.48	4.36	2.91
Cash dividends per common stock share	1.20	1.12	1.04	0.96	0.88
Sales per employee (adjusted for business acquisitions)	269,200	253,800	240,000	227,500	208,600

Financial Position
Cash and equivalents and marketable securities	$328	$439	$175	$270	$303
Total assets	11,731	11,069	7,987	7,744	6,196
Short- and long-term debt	1,450	1,935	512	1,022	530
Shareholders’ equity	5,199	4,528	3,820	3,170	2,407
Book value per share	25.87	22.56	19.05	15.77	12.08

Other Information
Funded backlog	$21,338	$19,368	$14,366	$11,949	$10,841
Total backlog	28,971	26,816	19,666	19,914	19,332
Shares outstanding	201.0	200.7	200.5	201.0	199.3
Weighted average shares outstanding:
Basic	201.4	201.1	199.8	200.0	199.5
Diluted	202.9	202.9	201.3	202.1	202.2
Active employees	53,900	51,500	43,300	43,400	38,400

60 General Dynamics 2002 Annual Report